Filed Pursuant to Rule 424(b)(3)
Registration No. 333-250201

PROSPECTUS

ADVANTAGE SOLUTIONS

Advantage Solutions Inc.

Up to 11,250,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 50,000,000 Shares of Class A Common Stock by the Selling Stockholders

This prospectus relates to the issuance by us of up to an aggregate of up to 11,250,000 shares of our Class A common stock, $0.0001 par value per share (“Class A common stock”) that are issuable upon the exercise of 11,250,000 warrants (the “Warrants”) originally issued in the initial public offering of Conyers Park II Acquisition Corp., our predecessor company. We will receive in cash the proceeds from any exercise of Warrants and issuance of such shares underlying the Warrants pursuant to this prospectus.

This prospectus also relates to the offer and sale from time to time by the selling stockholders named in this prospectus (the “Selling Stockholders”) of up to 50,000,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by the Selling Stockholders pursuant to this prospectus.

Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the shares. The Selling Stockholders may sell the shares of Class A common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholders may sell the shares in the section entitled “Plan of Distribution.”

Our Class A common stock and Warrants are listed on the Nasdaq Global Select Market under the symbols “ADV” and “ADVWW,” respectively. On December 9, 2020, the closing price of our Class A common stock was $11.53 and the closing price for our Warrants was $2.245.

See the section entitled “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 9, 2020.

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. Neither we nor the Selling Stockholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Stockholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Stockholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A common stock issuable upon the exercise of any Warrants. We will receive in cash the proceeds from any exercise of Warrants and issuance of such shares underlying the Warrants pursuant to this prospectus.

Neither we nor the Selling Stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Stockholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

On October 28, 2020 (the “Closing Date”), Conyers Park II Acquisition Corp., our predecessor company (“Conyers Park”), consummated the previously announced merger pursuant to that certain Merger Agreement, dated September 7, 2020 (the “Merger Agreement”), by and among Conyers Park, CP II Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Conyers Park (“Merger Sub”), Advantage Solutions Inc., a Delaware corporation (“Legacy Advantage” and “ASI Intermediate Corp.”), and Karman Topco L.P., a Delaware limited partnership (“Topco”). Pursuant to the Merger Agreement, Merger Sub was merged with and into Legacy Advantage with Legacy Advantage being the surviving company in the merger as a wholly owned subsidiary of Conyers Park (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). On the Closing Date, and in connection with the closing of the Transactions (the “Closing”), Conyers Park II Acquisition Corp. changed its name to Advantage Solutions Inc.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “Advantage,” “we,” “us,” “our” and similar terms refer to Advantage Solutions Inc. (f/k/a Conyers Park II Acquisition Corp.) and its consolidated subsidiaries (including Legacy Advantage). References to “Conyers Park” refer to our predecessor company prior to the consummation of the Transactions.

FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement include statements that express Advantage’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Transactions and the benefits of the Transactions, including results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which Advantage operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Advantage. Factors that may impact such forward-looking statements include:

•	the COVID-19 pandemic and the measures taken to mitigate its spread including its adverse effects on Advantage’s business, results of operations, financial condition and liquidity;

•	developments with respect to retailers that are out of Advantage’s control;

•	changes to labor laws or wage or job classification regulations, including minimum wage, or other market-driven wage changes;

•	Advantage’s ability to continue to generate significant operating cash flow;

•	consolidation of Advantage’s clients’ industries creating pressure on the nature and pricing of its services;

•	consumer goods manufacturers and retailers reviewing and changing their sales, retail, marketing, and technology programs and relationships;

•	Advantage’s ability to successfully develop and maintain relevant omni-channel services for our clients in an evolving industry and to otherwise adapt to significant technological change;

•	client procurement strategies putting additional operational and financial pressure on Advantage’s services;

•	Advantage’s ability to effectively remediate material weaknesses and maintain proper and effective internal controls in the future;

•	potential and actual harms to Advantage’s business arising from the matter related to the April 2018 acquisition of Take 5 Media Group (the “Take 5 Matter”);

•	Advantage’s ability to identify attractive acquisition targets, acquire them at attractive prices, and successfully integrate the acquired businesses;

•	Advantage’s ability to hire, timely train, and retain talented individuals for its workforce, and to maintain its corporate culture as it evolves;

•	Advantage’s ability to avoid or manage business conflicts among competing brands;

•	difficulties in integrating acquired businesses;

•	Advantage’s substantial indebtedness and our ability to refinance at favorable rates;

•	limitations, restrictions, and business decisions involving Advantage’s joint ventures and minority investments;

•	exposure to foreign currency exchange rate fluctuations and risks related to Advantage’s international operations;

•	the ability to meet applicable listing standards following the consummation of the Transactions;

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the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Advantage to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•	costs related to the Merger;

•	changes in applicable laws or regulations;

•	the possibility that Advantage may be adversely affected by other political, economic, business, and/or competitive factors;

•	other factors disclosed in this prospectus; and

•	other factors beyond Advantage’s control.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in any accompanying prospectus supplement. There can be no assurance that future developments affecting Advantage will be those that Advantage has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

These forward-looking statements made by us in this prospectus and any accompanying prospectus supplement speak only as of the date of this prospectus and the accompanying prospectus supplement. Except as required under the federal securities laws and rules and regulations of the SEC, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information set forth under the heading “Risk Factors” and our financial statements.

The Company

We are a leading business solutions provider to consumer goods manufacturers and retailers. Our customizable suite of technology-enabled sales and marketing solutions is designed to help manufacturers and retailers across a broad range of channels drive consumer demand, increase sales, and achieve operating efficiencies. Through our sales segment, we serve as a critical link between consumer goods manufacturers and their retailer partners. Our sales associates prepare and present to retailers a business case to increase distribution of manufacturers’ products and optimize how they are displayed, priced, and promoted both in-store and online. We also make in-store visits to ensure such products are adequately stocked and properly displayed. Through our marketing segment, we help brands and retailers reach consumers through two main platforms. The first is our retail experiential business, also known as sampling or demo, where we manage highly customized and deeply embedded large scale sampling programs (both in-store and online) with multi-decade relationships for leading retailers. These programs are mission-critical platforms for brands and retailers to drive sales, promote loyalty and build trial. The second is our collection of specialized agency businesses where we provide private label services to retailers and develop granular marketing programs for brands and retailers that are designed to influence shoppers on their paths to, and at the point of, purchase using our proprietary insights on shopper behavior, analytics, brand knowledge, and understanding of manufacturer and retailer strategies. In 2019, we provided services to over 3,500 manufacturers, and provided services for products located at more than 200,000 retail locations.

Background

Our Company was originally known as Conyers Park II Acquisition Corp. On October 28, 2020, Conyers Park consummated the Transactions with Legacy Advantage pursuant to the Merger Agreement dated as of September 7, 2020 among Conyers Park, Legacy Advantage and Merger Sub. In connection with the Closing of the Transactions, Conyers Park changed its name to Advantage Solutions Inc. Legacy Advantage was deemed to be the accounting acquirer in the Merger based on an analysis of the criteria outlined in Accounting Standards Codification 805. While Conyers Park was the legal acquirer in the Merger, because Legacy Advantage was deemed the accounting acquirer, the historical financial statements of Legacy Advantage became the historical financial statements of the combined company, upon the consummation of the Merger.

In September 2020, we entered into subscription agreements (collectively, the “Subscription Agreements”) pursuant to which certain investors agreed to subscribe for shares of our Class A common stock at a purchase price of $10.00 per share. The purchasers under the Subscription Agreements, other than the CP Sponsor and participating Advantage Sponsors (as defined below) and their affiliates, agreed to purchase an aggregate of 50,000,000 shares of Class A common stock. Certain of the Advantage Sponsors or their affiliates and the CP Sponsor (as defined below) agreed to purchase an aggregate of 20,000,000 shares of Class A common stock, or, in their sole discretion, up to 45,000,000 shares in the event our public stockholders exercised their redemption rights in connection with the Merger and in order to meet the minimum cash condition specified in the Merger Agreement (collectively, the “PIPE Investment”). At the Closing, we consummated the PIPE Investment and issued 85,540,000 shares of its Class A common stock for aggregate gross proceeds of $855.4 million.

In connection with the Closing, Advantage Solutions FinCo LLC (“Finco”), a newly formed limited liability company formed under the laws of Delaware and a direct subsidiary of Advantage Sales & Marketing Inc.

(“ASM”), an indirect wholly-owned subsidiary of the Company, issued $775 million aggregate principal amount of 6.50% Senior Secured Notes due 2028 (the “Notes”). Substantially concurrently with the Closing, Finco merged with and into ASM (the “Issuer”), with the Issuer continuing as the surviving entity and assuming the obligations of Finco. The Notes were sold to BofA Securities, Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC and Apollo Global Securities, LLC. The Notes were resold to certain non-U.S. persons pursuant to Regulation S under the Securities Act, and to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act at a purchase price equal to 100% of their principal amount. The terms of the Notes are governed by an Indenture, dated as of October 28, 2020, among Finco, the Issuer, the guarantors named therein (the “Notes Guarantors”) and Wilmington Trust, National Association, as trustee and collateral agent (the “Indenture”).

In addition, in connection with the consummation of the Transaction, ASM entered into (i) a new senior secured asset-based revolving credit facility in an aggregate principal amount of up to $400.0 million, subject to borrowing base capacity (the “New Revolving Credit Facility”) and (ii) a new secured first lien term loan credit facility in an aggregate principal amount of $1.325 billion (the “New Term Loan Facility” and together with the New Revolving Credit Facility, the “New Senior Secured Credit Facilities”).

At the effective time of the Merger (the “Effective Time”), each share of Legacy Advantage common stock issued and outstanding immediately prior to the Effective Time converted into the right to receive a portion of the merger consideration.

Our Class A common stock and Warrants are currently listed on the Nasdaq Global Select Market under the symbols “ADV” and “ADVWW,” respectively.

The rights of holders of our Class A common stock and Warrants are governed by our second amended and restated certificate of incorporation (the “Certificate of Incorporation”), our amended and restated bylaws (the “Bylaws”) and the Delaware General Corporation Law (the “DGCL”), and, in the case of the Warrants, the Warrant Agreement, dated July 22, 2019, between Conyers Park and the Continental Stock Transfer & Trust Company (the “Warrant Agreement”). See the sections entitled “Description of Our Securities” and “Selling Stockholders — Certain Relationships with Selling Stockholders.”

Corporate Information

Conyers Park, which was incorporated under the laws of the State of Delaware on May 2019 as a special purpose acquisition company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. Conyers Park completed its initial public offering in July 2019. In October 2020, our wholly-owned subsidiary merged with and into Legacy Advantage, with Legacy Advantage surviving the merger as a wholly-owned subsidiary of Conyers Park. In connection with the Merger, we changed our name to Advantage Solutions Inc. We refer to certain entities that are or are controlled by equity funds affiliated with or advised by CVC Capital Partners, Leonard Green & Partners, Juggernaut Capital Partners and Centerview Capital Management, LLC, Bain Capital and Yonghui Investment Limited, collectively as the “Advantage Sponsors.” We also refer to Conyers Park II Sponsor LLC, an affiliate of Centerview Capital, which was Conyers Park’s sponsor prior to the Merger, as the “CP Sponsor.” The Advantage Sponsors, through their direct ownership of our common stock and their ownership of equity interests of Topco, and the CP Sponsor control us, and will continue to control us after the issuance of the shares of Class A common stock contemplated hereby. Our principal executive offices are located at 18100 Von Karman Ave., Suite 1000, Irvine, California 92612. Our telephone number is (949) 797-2900. Our website address is www.advantagesolutions.net. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

THE OFFERING

Issuer	Advantage Solutions Inc. (f/k/a Conyers Park II Acquisition Corp.).

Issuance of Class A Common Stock

Shares of Class A Common Stock Offered by us	11,250,000 shares of Class A common stock issuable upon exercise of the Warrants.

Shares of Class A Common Stock Outstanding Prior to Exercise of All Warrants	318,425,182 shares (as of October 28, 2020).

Shares of Class A Common Stock Outstanding Assuming Exercise of All Warrants	329,675,182 shares (based on total shares outstanding as of October 28, 2020).

Exercise Price of Warrants	$11.50 per share, subject to adjustment as described herein.

Use of Proceeds	We will receive up to an aggregate of approximately $129.4 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. See “Use of Proceeds.”

Resale of Class A Common Stock

Shares of Class A Common Stock Offered by the Selling Stockholders	50,000,000 shares.

Use of Proceeds	We will not receive any proceeds from the sale of shares of Class A common stock by the Selling Stockholders.

Market for Class A common stock and Warrants	Our Class A common stock and Warrants are currently traded on the Nasdaq Global Select Market under the symbols “ADV” and “ADVWW,” respectively.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus or any prospectus supplement are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Summary of Principal Risks Associated with Our Business

Set forth below is a summary of some of the principal risks we face:

•	the COVID-19 pandemic and the measures taken to mitigate its spread including its adverse effects on Advantage’s business, results of operations, financial condition and liquidity;

•	developments with respect to retailers that are out of Advantage’s control;

•	changes to labor laws or wage or job classification regulations, including minimum wage, or other market-driven wage changes;

•	Advantage’s ability to continue to generate significant operating cash flow;

•	consolidation of Advantage’s clients’ industries creating pressure on the nature and pricing of its services;

•	consumer goods manufacturers and retailers reviewing and changing their sales, retail, marketing, and technology programs and relationships;

•	Advantage’s ability to successfully develop and maintain relevant omni-channel services for our clients in an evolving industry and to otherwise adapt to significant technological change;

•	client procurement strategies putting additional operational and financial pressure on Advantage’s services;

•	Advantage’s ability to effectively remediate material weaknesses and maintain proper and effective internal controls in the future;

•	potential and actual harms to Advantage’s business arising from the matter related to the April 2018 acquisition of Take 5 Media Group (the “Take 5 Matter”);

•	Advantage’s ability to identify attractive acquisition targets, acquire them at attractive prices, and successfully integrate the acquired businesses;

•	Advantage’s ability to hire, timely train, and retain talented individuals for its workforce, and to maintain its corporate culture as it evolves;

•	Advantage’s ability to avoid or manage business conflicts among competing brands;

•	difficulties in integrating acquired businesses;

•	Advantage’s substantial indebtedness and our ability to refinance at favorable rates;

•	limitations, restrictions, and business decisions involving Advantage’s joint ventures and minority investments;

•	exposure to foreign currency exchange rate fluctuations and risks related to Advantage’s international operations;

•	the ability to meet applicable listing standards following the consummation of the Transactions;

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the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Advantage to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•	costs related to the Merger;

•	changes in applicable laws or regulations; and

•	the possibility that Advantage may be adversely affected by other political, economic, business, and/or competitive factors.

Risks Related to the Company’s Business and Industry

The COVID-19 pandemic and the measures taken to mitigate its spread have had, and are likely to continue to have, an adverse effect on our business, results of operations, financial condition and liquidity.

The COVID-19 pandemic, including the measures taken to mitigate its spread, have had, and are likely to continue to have, adverse effects on our business of operations. There are many uncertainties regarding the current COVID-19 pandemic, including the scope of potential public health issues, the anticipated duration of the pandemic and the extent of local and worldwide social, political and economic disruption it has caused and may cause in the future. To date, the COVID-19 pandemic and measures taken to mitigate the spread of COVID-19, including restrictions on large gatherings, closures of face-to-face events, “shelter in place” health orders and travel restrictions, have had far-reaching direct and indirect impacts on many aspects of our operations, including temporary termination of certain in-store demonstration services and other services, as well as on consumer behavior and purchasing patterns, in particular with respect to the foodservice industries, and declines in consumer demand for restaurant, school and hotel dining, where we promote our clients’ products. Since March 2020, our marketing segment has experienced a significant decline in revenues, primarily due to the temporary cessation of certain in-store demonstration services and decreased demand in our digital marketing services, both of which we believe were caused by the COVID-19 pandemic and the various governmental and private responses to the pandemic, and which may continue in the future. In our sales segment, we have experienced significant shifts in consumer spending preferences and habits. We can provide no assurances that the strength of that segment will continue or that we will be able to continue to evolve our business in the future as the COVID-19 pandemic continues to impact our clients’ businesses.

We have taken several actions in response to these business disruptions, including reducing certain of our discretionary expenditures, reducing our real estate foot print, through lease terminations and amendments (including abandoning several office leases prior to reaching termination agreements with its landlords), eliminating non-essential travel and terminating, furloughing or instituting pay reductions and deferrals for some of our associates, but the pandemic has had, and may continue to have, an adverse effect on our results of operations, including our revenues, our financial condition and liquidity.

The COVID-19 pandemic also may have the effect of heightening many of the other risks described in these “Risk Factors”, including:

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potential changes in the policies of retailers in response to the COVID-19 pandemic, including changes or restrictions in their outsourcing of sales and marketing functions and restrictions on the performance of in-store demonstration services, if at all;

•	potential changes in the demand for services by our clients in response to the COVID-19 pandemic;

•	the need for us to adapt to technological change and otherwise develop and maintain omni-channel solutions;

•	our ability to generate sufficient cash to service our substantial indebtedness;

•	our ability to maintain our credit rating;

•	our ability to offer high-quality customer support and maintain our reputation;

•	our ability to identify, and perform adequate diligence on, consummate acquisitions of attractive business targets, and then subsequently integrate acquired businesses;

•	our ability to hire, timely train and retain talented individuals for our workforce;

•	our ability to maintain our corporate culture;

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severe disruption and instability in the U.S. and global financial markets or deteriorations in credit and financing conditions, which could make it difficult for us to access debt and equity capital on attractive terms, or at all;

•	our ability to effectively manage our operations while a significant amount of our associates continue to work remotely due to the COVID-19 pandemic;

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deteriorating economic conditions, higher unemployment, public transportation disruptions or other disruptions as a result of the COVID-19 pandemic could result in lower-than-planned sales during key revenue-producing seasons, leading to lower revenues;

•	potential cost-saving strategies implemented by clients that reduce fees paid to third-party service providers; and

•	our ability to implement additional internal control measures to improve our internal control over financial reporting.

We cannot predict the full extent to which the COVID-19 pandemic may affect our business, financial condition and results of operations, as such effects will depend on how the COVID-19 pandemic and the measures taken in response to the COVID-19 pandemic continue to develop. However, these effects may continue, evolve or increase in severity, each of which could further negatively impact our business, financial condition, results of operations and liquidity.

Our business and results of operations are affected by developments with and policies of retailers that are out of our control.

A limited number of national retailers account for a large percentage of sales for our consumer goods manufacturer clients. We expect that a significant portion of these clients’ sales will continue to be made through a relatively small number of retailers and that this percentage may increase if the growth of mass retailers and the trend of retailer consolidation continues. As a result, changes in the strategies of large retailers, including a reduction in the number of brands that these retailers carry or shelf space that they dedicate to private label products, could materially reduce the value of our services to these clients or these clients’ use of our services and, in turn, our revenues and profitability. Many retailers have critically analyzed the number and variety of brands they sell, and have reduced or discontinued the sale of certain of our clients’ product lines at their stores, and more retailers may continue to do so. If this continues to occur and these clients are unable to improve distribution for their products at other retailers, our business or results of operations could be adversely affected. These trends may be accelerated as a result of the COVID-19 pandemic.

Additionally, many retailers, including several of the largest retailers in North America, which own and operate a significant number of the locations at which we provide our services, have implemented or may implement in the future, policies that designate certain service providers to be the exclusive provider or one of their preferred providers for specified services, including many of the services that we provide to such retailers or our clients. Some of these designations apply across all of such retailers’ stores, while other designations are limited to specific regions. If we are unable to respond effectively to the expectations and demands of such retailers or if retailers do not designate us as their exclusive provider or one of their preferred providers for any reason, they could reduce or restrict the services that we are permitted to perform for our clients at their facilities or require our clients to purchase services from other designated services providers, which include our competitors, either of which could adversely affect our business or results of operations.

Changes to wage or job classification regulations, including minimum wages and market-driven wage increases could impact our results of operations.

Changes in labor laws related to employee hours, wages, job classification and benefits, including health care benefits, could impact our results of operations. In addition, in response to the COVID-19 pandemic, we have significantly reduced our workforce. As of September 30, 2020, we employed approximately 58,000 associates, many of whom are paid above, but near, applicable minimum wages.

Additionally, many of our salaried associates are paid at rates that could be impacted by changes to minimum pay levels for exempt roles. Certain state or municipal jurisdictions in which we operate have recently increased their minimum wage by a significant amount, and other jurisdictions are considering or plan to implement similar actions, which may increase our labor costs. Any increases at the federal, state or municipal level to the minimum pay rate required to remain exempt from overtime pay may adversely affect our business or results of operations.

Furthermore, market competition may create further pressure for us to increase the wages paid to our associates or the benefits packages that they receive. If we experience market-driven increases in wage rates or in benefits or if we fail to increase our wages or benefits packages competitively, the quality of our workforce could decline, causing our client service to suffer. Consistently low unemployment rates may increase the likelihood or impact of such market pressures. Any of these changes affecting wages for our associates could adversely affect our business or results of operations.

Consolidation in the industries we serve could put pressure on the pricing of our services, which could adversely affect our business or our results of operations.

Consolidation in the consumer goods and retail industries we serve could reduce aggregate demand for our services in the future and could adversely affect our business or our results of operations. When companies merge, the services they previously purchased separately are often purchased by the combined entity, leading to the termination of relationships with certain service providers or demands for reduced fees and commissions. The combined company may also choose to insource certain functions that were historically outsourced, resulting in the termination of existing relationships with third-party service providers. While we attempt to mitigate the revenue impact of any consolidation by maintaining existing or winning new service arrangements with the combined companies, there can be no assurance as to the degree to which we will be able to do so as consolidation continues in the industries we serve. In addition, as a result of the COVID-19 pandemic and its impacts on the consumer goods and retail industries, the industries we serve have experienced and may continue to experience a greater degree of consolidation than they have historically, which has put additional pressure on our pricing and may put further pressure on our pricing in the future.

Consumer goods manufacturers and retailers may periodically review and change their sales, retail, marketing and technology programs and relationships to our detriment.

The consumer goods manufacturers and retailers to whom we provide our business solutions operate in highly competitive and rapidly changing environments. From time to time these parties may put their sales, retail, marketing and technology programs and relationships up for competitive review, which may increase as a result of the COVID-19 pandemic and its impacts on the consumer goods manufacturers and retailer industries. We have occasionally lost accounts with significant clients as a result of these reviews in the past, and our clients are typically able to reduce or cancel current or future spending on our services on short notice for any reason. We believe that key competitive considerations for retaining existing and winning new accounts include our ability to develop solutions that meet the needs of these manufacturers and retailers in this environment, the quality and effectiveness of our services and our ability to operate efficiently. To the extent that we are not able to develop these solutions or to operate efficiently, we may not be able to retain key clients, and our business or results of operations may be adversely affected.

Our largest clients generate a significant portion of our revenues.

Our three largest clients generated approximately 11% of our revenues in the fiscal year ended December 31, 2019 and approximately 13% of our revenues in the nine months ended September 30, 2020. These clients are generally able to reduce or cancel spending on our services on short notice for any reason. A significant reduction in spending on our services by our largest clients, or the loss of one or more of our largest clients, if not replaced by new clients or an increase in business from existing clients, would adversely affect our business and results of operations. In addition, when large retailers suspend or discontinue in-store demonstration services, such as in response to the COVID-19 pandemic, our business and results of operations can be adversely affected.

The retail industry is evolving, and if we do not successfully develop and maintain relevant omni-channel services for our clients, our business and results of operations could be adversely impacted.

Historically, substantially all of our sales segment revenues were generated by sales and services that ultimately occurred in traditional retail stores. The retail industry is evolving, as demonstrated by Amazon’s acquisition of Whole Foods Market and Walmart’s acquisition of Jet.com. In addition, the COVID-19 pandemic has placed pressure on the traditional retail store model, including store closures, changes in consumer spending, and extensive health and safety risks and compliance requirements, If consumers continue to shift to purchase more products online and e-commerce continues to displace brick-and-mortar retail sales, there may be a decrease in the demand for certain of our services. Consumers are increasingly using computers, tablets, mobile phones and other devices to comparison shop, determine product availability and complete purchases online, a trend that has accelerated during the COVID-19 pandemic, and which may continue thereafter. Omni-channel retailing is rapidly evolving and we believe we will need to keep pace with the changing consumer expectations and new developments by our competitors.

While we continue to seek to develop effective omni-channel solutions for our clients that support both their e-commerce and traditional retail needs, there can be no assurances that these efforts will result in revenue gains sufficient to offset potential decreases associated with a decline in traditional retail sales or that we will be able to maintain our position as a leader in our industry. If we are unable to provide, improve or develop innovative digital services and solutions in a timely manner or at all, our business and results of operations could be adversely impacted.

We may be unable to adapt to significant technological change, which could adversely affect our business.

We operate in businesses that require sophisticated data collection, processing and software for analysis and insights. Some of the technologies supporting the industries we serve are changing rapidly, particularly as a result of the COVID-19 pandemic. We will be required to continue to adapt to changing technologies, either by developing and marketing new services or by enhancing our existing services, to meet client demand.

Moreover, the introduction of new services embodying new technologies, including automation of certain of our in-store services, and the emergence of new industry standards could render existing services obsolete. Our continued success will depend on our ability to adapt to changing technologies, manage and process increasing amounts of data and information and improve the performance, features and reliability of our existing services in response to changing client and industry demands. We may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of our services. New services or enhancements to existing services may not adequately meet the requirements of current and prospective clients or achieve market acceptance.

Our ability to maintain our competitive position depends on our ability to attract and retain talented executives.

We believe that our continued success depends to a significant extent upon the efforts, abilities and relationships of our senior executives and the strength of our middle management team. Although we have entered into employment agreements with certain of our senior executives, each of them may terminate their employment with us at any time. The replacement of any of our senior executives likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives and could therefore have an adverse impact on our business. In addition, we do not carry any “key person” insurance policies that could offset potential loss of service under applicable circumstances. If we are unable to attract and retain a talented team of middle management executives, it may be difficult to maintain the expertise and industry relationships that our clients value, and they may terminate or reduce their relationship with us.

Client procurement and fee reduction strategies could put additional operational and financial pressure on our services or negatively impact our relationships or our financial results.

Many of our clients seek opportunities to reduce their costs through procurement strategies that reduce fees paid to third-party service providers. As a result, certain of our clients have sought, and may continue to seek, more aggressive terms from us, including with respect to pricing and payment terms. Such activities put operational and financial pressure on our business, which could limit the amounts we earn or delay the timing of our cash receipts. Such activities may also cause disputes with our clients or negatively impact our relationships or financial results. While we attempt to mitigate negative implications to client relationships and the revenue impact of any pricing pressure by aligning our revenues opportunity with satisfactory client outcomes, there can be no assurance as to the degree to which we will be able to do so successfully. Additionally, price concessions can lead to margin compression, which in turn could adversely affect our business or results of operations.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education, training and customer support are important for successful marketing and sales and for the renewal of existing customers. Providing this education, training and support requires that our personnel who manage our online training resource or provide customer support have specific inbound experience domain knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers use multiple applications and provide effective ongoing support, our ability to sell additional functionality and services to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

We may be adversely affected if clients reduce their outsourcing of sales and marketing functions.

Our business and growth strategies depend in large part on companies continuing to elect to outsource sales and marketing functions. Our clients and potential clients will outsource if they perceive that outsourcing may provide quality services at a lower overall cost and permit them to focus on their core business activities and have done so in the past. We cannot be certain that the industry trend to outsource will continue or not be reversed or that clients that have outsourced functions will not decide to perform these functions themselves. Unfavorable developments with respect to outsourcing could have a negative effect on our business and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to effectively remediate any of these material weaknesses or if we fail to maintain proper and effective internal controls in the future, our ability to produce accurate and timely financial statements could be impaired, investors’ views of us could be harmed, and we could be subject to enforcement actions by the SEC.

On August 15, 2019, we concluded that our previously-issued audited consolidated financial statements and related notes as of and for the year ended December 31, 2018, should be restated to reflect the corrections of misstatements as a result of the Take 5 Matter. Specifically, we determined that revenues during the fiscal year ended December 31, 2018 attributable to the Take 5 business had been recognized for services for which performance obligations were not performed on behalf of clients of Take 5 and that inaccurate reports were made to Take 5 clients about those services. As a result of the inappropriate business and revenue recognition practices at Take 5, we also determined that the acquired assets and liabilities of Take 5 were not properly stated at fair value at the acquisition date. In addition, and unrelated to the Take 5 Matter, we corrected an error to the benefit from income taxes for the three months ended September 30, 2018 and December 31, 2018. The net impact of the errors in the provision for income taxes did not change the amount of the benefit from income taxes for the twelve months ended December 31, 2018.

In connection with our investigation into the Take 5 Matter and the other error corrections, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, we identified material weaknesses in the design and operating effectiveness of our risk assessment and information and communication processes which contributed to the following material weaknesses:

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We determined that we did not design and maintain effective controls related to our due diligence procedures for potential acquisitions with respect to databases and information technology systems used to recognize revenue and determine the satisfaction of performance obligations. Specifically, internal controls were not designed and maintained to assess the risks associated with potential acquisitions and the need to perform due diligence as part of purchase accounting with respect to databases and information technology systems utilized to determine the satisfaction of performance obligations, and to communicate and evaluate the results of due diligence.

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We determined that we did not design and maintain effective controls to establish an appropriate basis for reliance on data and information in our information technology systems used for revenue recognition in certain of our newly acquired businesses. Specifically, internal controls were not designed and maintained to ensure the completeness and accuracy of system generated reports used to verify the satisfaction of performance obligations.

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We determined that we did not design and maintain effective controls related to information and communication specifically with respect to our whistleblower complaint process to properly investigate, communicate and resolve whistleblower complaints and allegations related to accounting or other misconduct in a timely manner, and with respect to communication with appropriate parties. Specifically, internal controls were not designed and maintained to ensure that individuals conducting investigations into allegations of accounting or other misconduct had the appropriate expertise and supervision, and that the results of the investigations have been communicated to the appropriate parties or that other transactions are communicated to the appropriate parties.

We evaluated these material weaknesses and the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. These material weaknesses resulted in misstatements in our previously issued annual and interim consolidated financial statements and resulted in the restatement.

Additionally, these material weaknesses could result in a misstatement of our consolidated financial statements or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected.

We are in the process of designing and implementing measures to improve our internal control over financial reporting and remediate the material weaknesses. Our efforts include the following actions:

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In order to validate more fully an acquisition target with databases and information technology systems used to recognize revenue and determine the satisfaction of performance obligations, we are designing and implementing policies and procedures to perform more robust risk assessment and due diligence procedures in connection with such potential acquisitions, including engaging third-party experts to evaluate such target companies’ databases or information technology, and enhancing the communication and evaluation of due diligence results, as appropriate.

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We are enhancing our procedures related to the risk assessment, evaluation and completeness and accuracy of our internal reporting processes with respect to newly acquired businesses, including with respect to the completeness and accuracy of reports used to verify the satisfaction of performance obligations under client contracts and the accuracy of recognized revenues.

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We are designing, enhancing and implementing procedures and policies to promote timely and proper risk assessment, investigation, resolution, communication and disclosure of any whistleblower complaints or reported allegations of accounting or other misconduct.

In addition, we are designing and implementing various controls, including additional policies, procedures and training, to enhance our disclosure committee process and communication of pertinent information to the appropriate parties in connection with the issuance or reissuance of our consolidated financial statements.

While we are designing and implementing measures to remediate our existing material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate any of the deficiencies in our internal control over financial reporting or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. We are required to assess the effectiveness of our internal control over financial reporting, and engage our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Further, any businesses that become subsidiaries of our consolidated company, and any other acquired businesses that become part of our consolidated company, will need to comply with the Sarbanes-Oxley Act and the rules and regulations subsequently implemented by the SEC. We will need to ensure that any consolidated company establishes and maintains effective disclosure controls as well as internal controls and procedures for financial reporting.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures, or controls, may cause our financial statements to be inaccurate, or cause delays in the preparation and finalization of our financial statements in a timely manner. In addition, even if we were to conclude, and our independent registered public accountants were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Any of these issues, in turn, could have a material adverse impact on trading prices for our securities, and could adversely affect our ability to access the capital markets.

If we are unable to identify attractive acquisition targets, acquire them at attractive prices or successfully integrate the acquired businesses, we may be unsuccessful in growing our business.

A significant portion of our growth has been as a result of our acquisition of complementary businesses that grow our service offerings, expand our geographic reach and strengthen valuable relationships with clients. However, there can be no assurance that we will find attractive acquisition targets, that we will acquire them at attractive prices, that we will succeed at effectively managing the integration of acquired businesses into our existing operations or that such acquired businesses or technologies will be well received by our clients, potential clients or our investors. We could also encounter higher-than-expected earn-out payments, unforeseen transaction- and integration-related costs or delays or other circumstances such as disputes with or the loss of key or other personnel from acquired businesses, challenges or delays in integrating systems or technology of acquired businesses, a deterioration in our associate and client relationships, harm to our reputation with clients, interruptions in our business activities or unforeseen or higher-than-expected inherited liabilities. Many of these potential circumstances are outside of our control and any of them could result in increased costs, decreased revenue, decreased synergies or the diversion of management time and attention.

In order for us to continue to grow our business through acquisitions we will need to identify appropriate acquisition opportunities and acquire them at attractive prices. We may choose to pay cash, incur debt or issue equity securities to pay for any such acquisition. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The sale of equity to finance any such acquisition could result in dilution to our stockholders.

An inability to hire, timely train and retain talented individuals for our workforce could slow our growth and adversely impact our ability to operate our business.

Our ability to meet our workforce needs, while controlling wage- and associate-related costs, is subject to numerous external factors, including the availability of talented persons in the workforce in the local markets in which we operate, prevailing unemployment rates and competitive wage rates in such markets. We may find that there is an insufficient number of qualified individuals to fill our associate positions with the qualifications we seek. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits, especially if there is significant improvement in regional or national economic conditions. We must also train and, in some circumstances, certify these associates under our policies and practices and any applicable legal requirements. Any inability to hire, timely train or retain talented individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business.

Our corporate culture has contributed to our success and, if we are unable to maintain it as we evolve, our business, operating results and financial condition could be harmed.

We believe our corporate culture has been a significant factor in our success. However, as our company evolves, including through acquisitions and the impacts of the COVID-19 pandemic, including working remotely and reductions in workforce, it may be difficult to maintain our culture, which could reduce our ability to innovate and operate effectively. The failure to maintain the key aspects of our culture as our organization evolves could result in decreased employee satisfaction, increased difficulty in attracting top talent, increased turnover and could compromise the quality of our client service, all of which are important to our success and to the effective execution of our business strategy. If we are unable to maintain our corporate culture as we evolve and execute our growth strategies, our business, operating results and financial condition could be harmed.

Acquiring new clients and retaining existing clients depends on our ability to avoid or manage business conflicts among competing brands.

Our ability to acquire new clients and to retain existing clients, whether by expansion of our own operations or by an acquired business may in some cases be limited by the other parties’ perceptions of, or policies concerning, perceived competitive conflicts arising from our other relationships. Some of our contracts expressly restrict our ability to represent competitors of the counterparty. These perceived competitive conflicts may also become more challenging to avoid or manage as a result of continued consolidation in consumer goods and retail industries and our own acquisitions. If we are unable to avoid or manage business conflicts among competing manufacturers and retailers, we may be unable to acquire new clients or be forced to terminate existing client relationships, and in either case, our business and results of operations may be adversely affected.

We may encounter significant difficulties integrating acquired businesses.

The combination of any businesses is a complex, costly and time-consuming process. As a result, we have devoted, and will continue to devote, significant management attention and resources to integrating acquired businesses. The failure to meet the challenges involved in integrating two businesses and to realize the anticipated benefits of any acquisition could cause an interruption of, or a loss of momentum in, the activities of our combined business and could adversely affect our results of operations. The difficulties of combining acquired operations with our own include, among others:

•	the diversion of management attention to integration matters;

•	difficulties in integrating functional roles, processes and systems, including accounting systems;

•	challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	difficulties in assimilating, attracting and retaining key personnel;

•	challenges in keeping existing clients and obtaining new clients;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the transaction;

•	difficulties in managing the expanded operations of a significantly larger and more complex business;

•	contingent liabilities, including contingent tax liabilities or litigation, that may be larger than expected; and

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potential unknown liabilities, adverse consequences or unforeseen increased expenses associated with an acquisition, including possible adverse tax consequences to the combined business pursuant to changes in applicable tax laws or regulations.

Many of these factors are outside of our control, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could adversely impact our business and results of operations. These difficulties have been enhanced further during the COVID-19 pandemic, which has increased the challenges related to successfully integrating our new acquisitions as a result of our office closures and work-from home policies, which may hinder assimilation of key personnel.

If we are not able to successfully integrate an acquisition, if we incur significantly greater costs related to the expected synergies than we anticipate or if activities related to the expected synergies have unintended consequences, our operating performance and financial results could be adversely affected.

Limitations, restrictions and business decisions involving our joint ventures and minority investments may adversely affect our growth and results of operations.

We have made substantial investments in joint ventures and minority investments and may use these and other similar methods to expand our service offerings and geographical coverage in the future. These arrangements typically involve other business services companies as partners that may be competitors of ours in certain markets. Joint venture agreements may place limitations or restrictions on our services. As part of our joint venture with, and investments in Smollan, we are restricted under certain circumstances from making direct acquisitions and otherwise expanding our service offerings into markets outside of North America and Europe. As a result of the acquisition of Daymon Worldwide Inc., or the Daymon Acquisition, pursuant to the terms of our arrangements with Smollan and our joint venture, Smollan and our joint venture may elect to purchase from us, and have purchased, certain Daymon business units that operate outside of North America. If Smollan or our joint venture do not elect to purchase those business units, we may, under certain circumstances, elect to retain, sell or discontinue those business units. The limitations and restrictions tied to our joint venture and minority investments limit our potential business opportunities and reduce the economic opportunity for certain prospective international investments and operations. Additionally, though we control our joint ventures, we may rely upon our equity partners or local management for operational and compliance matters associated with our joint ventures or minority investments. Moreover, our other equity partners and minority investments may have business interests, strategies or goals that are inconsistent with ours. Business decisions, including actions or omissions, of a joint venture or other equity partner or management for a business unit may adversely affect the value of our investment, result in litigation or regulatory action against us or adversely affect our growth and results of operations.

Our international operations expose us to risks that could impede growth in the future, and our attempts to grow our business internationally may not be successful.

We continue to explore opportunities in major international markets. International operations expose us to various additional risks that could adversely affect our business, including:

•	costs of customizing services for clients outside of the United States;

•	the burdens of complying with a wide variety of foreign laws;

•	potential difficulty in enforcing contracts;

•	being subject to U.S. laws and regulations governing international operations, including the U.S. Foreign Corrupt Practices Act and sanctions regimes;

•	being subject to foreign anti-bribery laws in the jurisdictions in which we operate, such as the UK Bribery Act;

•	reduced protection for intellectual property rights;

•	increased financial accounting and reporting complexity;

•	exposure to foreign currency exchange rate fluctuations;

•	exposure to local economic conditions;

•	limitations on the repatriation of funds or profits from foreign operations;

•	exposure to local political conditions, including adverse tax policies and civil unrest;

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the risks of a natural disaster, public health crisis (including the occurrence of a contagious disease or illness, such as the coronavirus), an outbreak of war, the escalation of hostilities and acts of terrorism in the jurisdictions in which we operate; and

•	the disparate impact of the COVID-19 pandemic, including the measures taken to mitigate its spread, across various jurisdictions.

Additionally, in many countries outside of the United States, there has not been a historical practice of using third parties to provide sales and marketing services. Accordingly, while it is part of our strategy to expand into international markets, it may be difficult for us to grow our international business units on a timely basis, or at all.

The economic effects of the United Kingdom’s withdrawal from the European Union, or “Brexit,” may affect relationships with existing and future customers and could have an adverse impact on our business and operating results.

The United Kingdom withdrew from the European Union on January 31, 2020, maintaining status quo arrangements through a transition period scheduled to end on December 31, 2020. The transition period will be used to negotiate future trade arrangements between the United Kingdom and the European Union. The consequences of the United Kingdom withdrawing from the European Union and the terms of the future trade agreements and other relationships with the European Union continue to be highly uncertain. Brexit could potentially disrupt the free movement of goods, services and people between the United Kingdom and the European Union, undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the United Kingdom and the European Union or other nations as the United Kingdom pursues independent trade relations. Because this is an unprecedented event, it remains unclear what long-term economic, financial, trade and legal implications Brexit will have and how it will affect the regulation applicable to our business globally and in the region. The impact on us will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Any of these developments, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty in Europe and internationally and could adversely affect our sales in Europe. The impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Furthermore, declines of local currencies of our international customers relative to the U.S. dollar as a result of Brexit, the COVID-19 pandemic or otherwise may impair the purchasing power of our international customers and could cause international buyers to decrease their participation in our marketplaces, and our reported international sales and earnings could be reduced. Finally, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate, and those laws and regulations may be cumbersome, difficult or costly in terms of compliance. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these effects of Brexit, among others, could adversely affect our business, financial condition, operating results and cash flows.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

Currently, none of our associates in the United States are represented by a union. However, our associates have the right under the National Labor Relations Act to choose union representation. If all or a significant number of our associates become unionized and the terms of any collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Moreover, if a significant number of our associates participate in labor unions it could put us at increased risk of labor strikes and disruption of our operations or adversely affect our growth and results of operations. In December 2019, a union which commonly represents employees in the supermarket industry filed a petition with the National Labor Relations Board to represent approximately 120 employees who work in and around Boston. An election was held, and based on certified results of the election we prevailed in this election. Notwithstanding this successful election, we could face future union organization efforts or elections, which could lead to additional costs, distract management or otherwise harm our business.

If goodwill or other intangible assets in connection with our acquisitions become impaired, we could take significant non-cash charges against earnings.

We have made acquisitions to complement and expand the services we offer and intend to continue to do so when attractive acquisition opportunities exist in the market. As a result of prior acquisitions, including the acquisition by Topco in 2014 and the Daymon Acquisition, Inc., we have goodwill and intangible assets recorded on our balance sheet of $2.2 billion and $2.5 billion, respectively, as of September 30, 2020, as further described in Note 4 to our condensed consolidated financial statements for the nine months ended September 30, 2020. Under current accounting guidelines, we must assess, at least annually, whether the value of goodwill and other intangible assets has been impaired. For example, during the year ended December 31, 2018 and in connection with our annual impairment assessment of goodwill and intangible assets, we recognized non-cash goodwill and non-cash intangible asset impairment charges of $652.0 million and $580.0 million, respectively, in our sales reporting unit due to our revised future year earnings expectations, primarily related to a reduction in revenues in several of our in-store reset and merchandising programs in 2018.

We can make no assurances that we will not record any additional impairment charges in the future. Any future reduction or impairment of the value of goodwill or other intangible assets will similarly result in charges against earnings, which could adversely affect our reported financial results in future periods.

Failures in, or incidents involving, our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

Our business is highly dependent on our ability to manage operations and process a large number of transactions on a daily basis. We rely heavily on our operating, payroll, financial, accounting and other data processing systems which require substantial support, maintenance and cost to maintain, and may be subject to disabilities, errors, or other harms. If our data and network infrastructure were to fail, or if we were to suffer an interruption or degradation of services in our data center, third-party cloud, and other infrastructure environments, we could lose important data, which could harm our business. Our facilities, as well as the facilities of third-parties that maintain or have access to our data or network infrastructure, are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate in preventing the loss of data, service interruptions, disruptions to our operations or damages to important systems or facilities. Our data center, third-party cloud, and managed service provider infrastructure also could be subject to break-ins, cyber-attacks, sabotage, intentional acts of vandalism and other misconduct, from a spectrum of actors ranging in sophistication from threats common to most industries to more advanced and persistent, highly organized adversaries. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our internal sensitive corporate data, such as financial data, intellectual property, or other competitively sensitive or confidential data. Such unauthorized access, misuse, acquisition, or modification of sensitive data may result in data loss, corruption or alteration, interruptions in our operations or damage to our computer hardware or systems or those of our employees, or customers. We have been the target of cyber-attacks involving the unauthorized breach or attempted breach of our systems. Although we have taken and continue to take steps to enhance our cybersecurity posture, we cannot assure that future cyber incidents will not occur or that our systems will not be targeted or breached in the future. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition and results of operations.

We use complex software in our technology infrastructure, which we seek to continually update and improve. Replacing such systems is often time-consuming and expensive, and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. We may experience periodic system interruptions from time to time. Any slowdown or failure of our underlying technology infrastructure could harm our business and reputation, which could materially adversely affect our results of operations. Our disaster recovery plan or those of our third-party providers may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. The information, security and privacy requirements imposed by such governmental laws and regulations relating to privacy, data protection and consumer protection are increasingly demanding, are quickly evolving and are subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. For example, the State of California adopted the California Consumer Protection Act of 2018 (“CCPA”), which became effective in 2020 and regulates the collection and use of consumers’ data. Compliance with the new obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them. In November 2020, the State of California adopted the California Privacy Rights and Enforcement Act of 2020 which provides for expansion and amendment to the CCPA. We are also subject to additional international privacy rules, many of which, such as the General Data Privacy Regulation, or GDPR, and national laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area (the “EEA”). In addition, there are mandatory data breach notification requirements. The GDPR also includes significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user’s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents. GDPR, CCPA and other similar laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices. Our systems may not be able to satisfy these changing requirements and manufacturer, retailer and associate expectations, or may require significant additional investments or time in order to do so.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the European e-Privacy Regulation, which is currently in draft form. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States, the EEA and elsewhere may increase our compliance costs and legal liability.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

The Take 5 Matter may lead to additional harms, risks and uncertainties for us, including litigation and governmental investigations, a reduction in revenue, a potential deterioration in our relationships or reputation and a loss in investor confidence.

As further described elsewhere in this prospectus, we restated our previously issued audited consolidated financial statements for the year ended December 31, 2018 based on our determination that revenue during those periods attributable to the Take 5 business had been recognized for services for which performance obligations were not performed on behalf of clients of Take 5 and that inaccurate reports were made to Take 5 clients about those services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Take 5 Matter” and “Business — Legal Proceedings.”

As a result of these matters, we may be subject to a number of additional harms, risks and uncertainties, including substantial unanticipated costs for accounting and legal fees in connection with or related to the Restatement, potential lawsuits by clients or other interested parties who claim to have been harmed by the misconduct at Take 5, other costs and fees related to the Take 5 Matter (in excess of the amounts already being offered as refunds), potential governmental investigations arising from the Take 5 Matter, a reduction in our current and anticipated revenue and a potential deterioration in our associate and client relationships or our reputation. In addition, if we do not prevail in any litigation or governmental investigation related to these matters, we could be subject to costs related to such litigation or governmental investigation, including equitable relief, civil monetary damages, treble damages, repayment or criminal penalties, which may not be covered by insurance or may materially increase our insurance costs. We have incurred and will continue to incur additional substantial defense and investigation costs regardless of the outcome of any such litigation or governmental investigation. In addition, there can be no assurance to what degree, if any, we will be able to recover any such costs or damages from the former owners of Take 5 or whether such former owners of Take 5 engaged in further unknown improper activities that may subject us to further costs or damages, including potential reputational harm. Likewise, such events have caused and may cause further diversion of our management’s time and attention. Any adverse outcome related to these matters cannot be predicted at this time, and may materially harm our business, reputation and/or financial condition, or the trading price of our securities.

Our business is seasonal in nature and quarterly operating results can fluctuate.

Our services are seasonal in nature, with the fourth fiscal quarter typically generating a higher proportion of our revenues than other fiscal quarters. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, public health crises (including the COVID-19 pandemic) or unanticipated adverse weather, could result in lower-than-planned sales during key revenue-producing seasons. For example, frequent or unusually heavy snowfall, ice storms, rainstorms, windstorms or other extreme weather conditions over a prolonged period could make it difficult for consumers to travel to retail stores or foodservice locations. Such events could lead to lower revenues, negatively impacting our financial condition and results of operations.

Our business is competitive, and increased competition could adversely affect our business and results of operations.

The sales, marketing and merchandising services industry is competitive. We face competition from a few other large, national or super-regional agencies as well as many niche and regional agencies. Remaining competitive in this industry requires that we closely monitor and respond to trends in all industry sectors. We cannot assure you that we will be able to anticipate and respond successfully to such trends in a timely manner. Moreover, some of our competitors may choose to sell services competitive to ours at lower prices by accepting lower margins and profitability or may be able to sell services competitive to ours at lower prices due to proprietary ownership of data or technical superiority, which could negatively impact the rates that we can charge. If we are unable to compete successfully, it could have a material adverse effect on our business, financial condition and our results of operations. If certain competitors were to combine into integrated sales, marketing and merchandising services companies, additional sales, marketing and merchandising service companies were to enter the market or existing participants in this industry were to become more competitive, including through technological innovation such as social media and crowdsourcing, it could have a material adverse effect on our business, financial condition or our results of operations.

Damage to our reputation could negatively impact our business and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. We believe that we have built our reputation on the high quality of our sales and marketing services, our commitment to our clients and our performance-based culture, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes client loyalty for our brand could significantly reduce its value and damage our business.

Also, there has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites, Twitter and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information concerning us may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

We rely on third parties to provide certain data and services in connection with the provision of our services.

We rely on third parties to provide certain data and services for use in connection with the provision of our services. For example, we contract with third parties to obtain the raw data on retail product sales and inventories. These suppliers of data may impose restrictions on our use of such data, fail to adhere to our quality control standards, increase the price they charge us for this data or refuse altogether to license the data to us. If we are unable to use such third-party data and services or if we are unable to contract with third parties, when necessary, our business, financial condition or our results of operations could be adversely affected. In the event that such data and services are unavailable for our use or the cost of acquiring such data and services increases, our business could be adversely affected.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trade names, service marks, trademarks, proprietary products and other intellectual property, including our name and logos. We rely on U.S. and foreign trademark, copyright and trade secret laws, as well as license agreements, nondisclosure agreements and confidentiality and other contractual provisions to protect our intellectual property. Nevertheless, our competitors may develop similar business solutions and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property.

The success of our business depends on our continued ability to use our existing trademarks and service marks to increase brand awareness and further develop our brand in both domestic and international markets. We have registered and applied to register our trade names, service marks and trademarks in the United States and foreign jurisdictions. However, the steps we have taken to protect our intellectual property in the United States and in foreign countries may not be adequate, and third parties may misappropriate, dilute, infringe upon or otherwise harm the value of our intellectual property. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States.

Third parties may also assert that we infringe, misappropriate or otherwise violate their intellectual property, particularly with respect to our digital solutions, and may sue us for intellectual property infringement. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and other personnel may be diverted in pursuing these proceedings. If a court finds that we infringe a third party’s intellectual property, we may be required to pay damages or be subject to an injunction. With respect to any third-party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into licensing or other arrangements with the owner of such intellectual property at a reasonable cost or on reasonable terms.

Consumer goods manufacturers and retailers, including some of our clients, are subject to extensive governmental regulation and we and they may be subject to enforcement in the event of noncompliance with applicable requirements.

Consumer goods manufacturers and retailers, including some of our clients, are subject to a broad range of federal, state, local and international laws and regulations governing, among other things, the research, development, manufacture, distribution, marketing and post-market reporting of consumer products. These include laws administered by the U.S. Food and Drug Administration (the “FDA”), the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Department of Agriculture and other federal, state, local and international regulatory authorities. For example, certain of our clients market and sell products containing cannabidiol (“CBD”). CBD products are subject to a number of federal, state, local and international laws and regulations restricting their use in certain categories of products and in certain jurisdictions. In particular, the FDA currently prohibits marketing of food, beverages or dietary supplements that contain CBD. These laws are broad in scope and subject to evolving interpretations, which could require us to incur costs associated with new or modified compliance requirements or require us or our clients to alter or limit our activities, including marketing and promotion, of such products, or to remove them from the market altogether.

If a regulatory authority determines that we or our current or future clients have not complied with the applicable regulatory requirements, our business may be materially impacted and we or our clients could be subject to enforcement actions or loss of business. We cannot predict the nature of any future laws, regulations, interpretations or applications of the laws, nor can we determine what effect additional laws, regulations or administrative policies and procedures, if and when enacted, promulgated and implemented, could have on our business.

We may be subject to claims for products for which we are the vendor of record or may otherwise be in the chain of title.

For certain of our clients’ products, we become the vendor of record to the retailer or otherwise may be in the chain of title. For these products, we could be subject to potential claims for misbranded, adulterated, contaminated, damaged or spoiled products, or could be subject to liability in connection with claims related to infringement of intellectual property, product liability, product recalls or other liabilities arising in connection with the sale or marketing of these products. As a result, we could be subject to claims or lawsuits (including potential class action lawsuits), and we could incur liabilities that are not insured or exceed our insurance coverage or for which the manufacturer of the product does not indemnify us. Even if product claims against us are not successful or fully pursued, these claims could be costly and time consuming and may require our management to spend time defending the claims rather than operating our business.

A product that has been actually or allegedly misbranded, adulterated or damaged or is actually or allegedly defective could result in product withdrawals or recalls, destruction of product inventory, negative publicity and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in monetary damages and/or a loss of demand for our products, which could have an adverse effect on our business or results of operations.

We generate revenues and incur expenses throughout the world that are subject to exchange rate fluctuations, and our results of operations may suffer due to currency translations.

Our U.S. operations earn revenues and incur expenses primarily in U.S. dollars, while our international operations earn revenues and incur expenses primarily in Canadian dollars, British pounds or euros. Because of currency exchange rate fluctuations, including possible devaluations, we are subject to currency translation exposure on the results of our operations, in addition to economic exposure. There has been, and may continue to be, volatility in currency exchange rates as a result of the United Kingdom’s withdrawal from the European Union, especially between the U.S. dollar and the British pound. These risks could adversely impact our business or results of operations.

We are subject to risks related to recent proposals for reform regarding LIBOR.

Certain of our financial arrangements, including our Credit Facilities, and the New Senior Secured Credit Facilities are made at, or will be made at, variable rates that use the London Interbank Offered Rate, or LIBOR

(or metrics derived from or related to LIBOR), as a benchmark for establishing the interest rate. LIBOR is the subject of recent proposals for reform. On July 27, 2017, the United Kingdom’s Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. These reforms may cause LIBOR to cease to exist, new methods of calculating LIBOR to be established or the establishment of an alternative reference rate(s). These consequences cannot be entirely predicted and could have an adverse impact on the market value for or value of LIBOR-linked securities, loans and other financial obligations or extensions of credit held by or due to us. Changes in market interest rates may influence our financing costs, returns on financial investments and the valuation of derivative contracts and could reduce our earnings and cash flows.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results.

We are subject to taxes by the U.S. federal, state, local and foreign tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. We record tax expense based on our estimates of future payments, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these matters. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowance;

•	tax effects of equity-based compensation;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated earnings in jurisdictions where we have higher statutory tax rates.

In addition, our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance, deductibility of certain items or changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates. We may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to Ownership of Our Common Stock

We are controlled by the Advantage Sponsors, Topco and the CP Sponsor, whose economic and other interests in our business may be different from yours.

Our authorized capital stock consists of 3,290,000,000 shares of common stock and 10,000,000 shares of preferred stock, and as of December 1, 2020, the Advantage Sponsors, Topco and the CP Sponsor collectively own 250,440,000 shares, or 79.90% (including 65.01% held by Topco), of our outstanding common stock and we have no shares of preferred stock issued and outstanding. Subject to applicable law, the Advantage Sponsors, through their direct ownership of our common stock and their ownership of equity interests of Topco, and the CP Sponsor are able to exert significant influence in the election of our directors and control actions to be taken by our stockholders, including amendments to the second amended and restated certificate of incorporation and approval of mergers, sales of substantially all of our assets, and other significant corporate transactions. It is possible that the interests of Topco, the Advantage Sponsors and the CP Sponsor may in some circumstances conflict with our interests and the interests of our other stockholders, including you.

We are a controlled company within the meaning of the Nasdaq Stock Market LLC listing requirements and as a result, may rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Because of the voting power over our company held by Topco and the voting arrangement between such parties, we are considered a controlled company for the purposes of the Nasdaq Stock Market LLC (“NASDAQ”) listing requirements. As such, we are exempt from the corporate governance requirements that our board of directors, compensation committee, and nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. The independence standards are intended to ensure that directors who meet the independence standards are free of any conflicting interest that could influence their actions as directors.

We do not currently utilize the exemptions afforded to a controlled company, though we are entitled to do so. To the extent we utilize these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

The anti-takeover provisions of our certificate of incorporation and bylaws could prevent or delay a change in control of us, even if such change in control would be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could discourage, delay, or prevent a merger, acquisition, or other change in control of us, even if such change in control would be beneficial to our stockholders. These include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	provision for a classified board of directors so that not all members of our board of directors are elected at one time;

•	not permitting the use of cumulative voting for the election of directors;

•	on and after the date on which we cease to be a “controlled company” within the meaning of the NASDAQ listing requirements:

•	permitting the removal of directors only for cause;

•	limiting the ability of stockholders to call special meetings;

•	requiring all stockholder actions to be taken at a meeting of our stockholders; and

•

requiring approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend, or repeal the proposed bylaws or repeal the provisions of the second amended and restated certificate of incorporation regarding the election and removal of directors; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, although we have opted out of Section 203 of the Delaware General Corporation Law, or DGCL, our certificate of incorporation contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, subject to certain exceptions. Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Moreover, our certificate of incorporation provide that Topco and its affiliates (including the Advantage Sponsors) do not constitute “interested stockholders” for purposes of this provision, and thus any business combination transaction between us and Topco and its affiliates would not be subject to the protections otherwise provided by this provision. See “Description of Our Securities.” Topco and its affiliates are not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of common stock, subject to the lock-up restrictions applicable to Topco. Accordingly, your shares of common stock may be worth less than they would be if Topco and its affiliates did not maintain voting control over us.

For additional information about our relationship with Topco and its affiliates, please see “Certain Relationships and Related Party Transactions” elsewhere in this prospectus.

The provisions of our certificate of incorporation and bylaws requiring exclusive venue in the Court of Chancery in the State of Delaware or the federal district courts of the United States of America for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our certificate of incorporation and bylaws require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the second amended and restated certificate of incorporation or the proposed bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our certificate of incorporation and bylaws also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions do not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends on our Class A common stock will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, and other factors that our board of directors deems relevant. The payment of cash dividends is also restricted under the terms of the agreements governing our debt and our ability to pay dividend may also be restricted by the terms of any future credit agreement or any securities we or our subsidiaries may issue.

The trading price of our Class A common stock may be volatile or may decline regardless of our operating performance.

The market prices for our Class A common stock are likely to be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our clients;

•	announcements of new products or services or significant price reductions;

•	size of our public float;

•	fluctuations in stock market prices and volumes;

•	defaults on our indebtedness;

•	changes in senior management or key personnel;

•	the granting, vesting, or exercise of employee stock options, restricted stock, or other equity rights;

•	the payment of any dividends thereon in shares of our common stock;

•	changes in financial estimates or recommendations by securities analysts;

•	negative earnings or other announcements by us;

•	downgrades in our credit ratings;

•	material litigation or governmental investigations;

•	issuances of capital stock;

•	global economic, legal, and regulatory factors unrelated to our performance, including the COVID-19 pandemic; or

•	the realization of any risks described in this prospectus under “Risk Factors.”

In addition, in the past, stockholders have instituted securities class action litigation against companies following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

The unaudited pro forma financial information included herein is not indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Transactions been completed on the dates indicated.

Risks Related to Indebtedness

We need to continue to generate significant operating cash flow in order to fund acquisitions and to service our debt.

Our business currently generates operating cash flow, which we use to fund acquisitions to grow our business and to service our substantial indebtedness. If, because of loss of revenue, pressure on pricing from customers, increases in our costs (including increases in costs related to servicing our indebtedness or labor costs), general economic, financial, competitive, legislative, regulatory conditions or other factors, including any acceleration of the foregoing as a result of the COVID-19 pandemic, many of which are outside of our control our business generates less operating cash flow, we may not have sufficient funds to grow our business or to service our indebtedness.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the lenders under our credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our credit agreements to avoid being in default. If we or any of our subsidiaries breach the covenants under our credit agreements and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our credit agreements, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

Our substantial indebtedness could adversely affect our financial health, restrict our activities, and affect our ability to meet our obligations.

We have a significant amount of indebtedness. As of September 30, 2020, we had total indebtedness of $3.3 billion, excluding debt issuance costs, with an additional $67.7 million of availability under our New Revolving Credit Facility. As of September 30, 2020, on a pro forma basis after giving effect to the Transactions as if they had been consummated on that date, we had total indebtedness of $2.2 billion, excluding debt issuance costs, with an additional $67.7 million of availability under our New Revolving Credit Facility. The terms of our New Senior Secured Credit Facilities and our Senior Secured Notes contain customary covenants that restrict us from taking certain actions, such as incurring additional debt, permitting liens on pledged assets, making investments, making distributions to equity holders, prepaying junior debt, engaging in mergers or restructurings, and selling assets, among other things, which may restrict our ability to successfully execute on our business plan. For a more complete description of the covenants and material terms of the New Senior Secured Credit Facilities and our Notes, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Description of Credit Facilities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Senior Secured Notes” in this prospectus.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur additional indebtedness, which could increase the risks associated with our indebtedness.

We and our subsidiaries may be able to incur additional indebtedness in the future because the terms of our indebtedness do not fully prohibit us or our subsidiaries from doing so. Subject to covenant compliance and certain conditions, as of December 1, 2020, the New Revolving Credit Facility would have permitted additional borrowings of up to $299.6 million, which also would have been permitted pursuant to the Notes. In addition, we and our subsidiaries have, and will have, the ability to incur additional indebtedness as incremental facilities under our New Senior Secured Credit Facilities and we or our subsidiaries may issue additional notes in the future. If new debt is added to our current debt levels and our subsidiaries’ current debt levels, the related risks that we and they now face could increase.

Failure to maintain our credit ratings could adversely affect our liquidity, capital position, ability to hedge certain financial risks, borrowing costs, and access to capital markets.

Our credit risk is evaluated by the major independent rating agencies, and such agencies have in the past downgraded, and could in the future downgrade, our ratings. Our credit rating may impact the interest rates on any future indebtedness. We cannot assure you that we will be able to maintain our current credit ratings, and any additional, actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may have a negative impact on our liquidity, capital position, ability to hedge certain financial risks, and access to capital markets.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our New Revolving Credit Facility and New Term Loan Facility are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. On a pro forma basis, assuming no other prepayments of our New Term Loan Facility and that our New Revolving Credit Facility is fully drawn (and to the extent that the London Interbank Offered Rate (“LIBOR”) is in excess of the 0.50% and 0.75% floors applicable to our New Revolving Credit Facility and New Term Loan Facility, respectively), each one-eighth percentage point change in interest rates would result in an approximately $2.1 million change in annual interest expense on the indebtedness under our New Senior Secured Credit Facilities. In the future, we may enter into interest rate swaps that involve the exchange of floating- for fixed-rate interest payments in order to reduce interest rate volatility or risk. However, we may not maintain interest rate swaps with respect to any of our variable rate indebtedness, and any swaps we enter into may not fully or effectively mitigate our interest rate risk.

General Risk Factors

Our business and financial results may be affected by various litigation and regulatory proceedings.

We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future. These proceedings have included, and in the future may include, matters involving personnel and employment issues, workers’ compensation, personal and property injury, disputes relating to acquisitions (including contingent consideration), governmental investigations and other proceedings. Some historical and current legal proceedings and future legal proceedings may purport to be brought as class actions on behalf of similarly situated parties including with respect to employment-related matters. We cannot be certain of the ultimate outcomes of any such claims, and resolution of these types of matters against us may result in significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely affect our business or financial results. See “Business — Legal Proceedings.”

We are subject to many federal, state, local and international laws with which compliance is both costly and complex.

Our business is subject to various, and sometimes complex, laws and regulations, including those that have been or may be implemented in response to the COVID-19 pandemic. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state, local and international governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted or if new laws and regulations become applicable to our operations. These costs could have an adverse impact on our business or results of operations. Moreover, our failure to comply with these laws and regulations, as interpreted and enforced, could lead to fines, penalties or management distraction or otherwise harm our business.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Further, insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate. If we are unable to obtain insurance at an acceptable cost or on acceptable terms, we could be exposed to significant losses.

We have incurred and will continue to incur increased costs as a result of becoming a public company.

As a public company, we have incurred and will continue to incur significant legal, accounting, insurance, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies for reporting and corporate governance purposes generally have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

An active, liquid trading market for our Class A common stock may not develop.

There has not been a public sustained market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the further development of a trading market on NASDAQ or otherwise in the future or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock. Among other things, in the absence of a liquid public trading market:

•	you may not be able to liquidate your investment in shares of Class A common stock;

•	you may not be able to resell your shares of Class A common stock at or above the price attributed to them in the business combination;

•	the market price of shares of Class A common stock may experience significant price volatility; and

•	there may be less efficiency in carrying out your purchase and sale orders.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If no or few analysts commence coverage of us, the trading price of our stock could be negatively affected. Even with analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

Substantial future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Certain shares of our common stock are freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers, and other affiliates, as that term is defined in the Securities Act, which are be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Topco, the Advantage Sponsors, the CP Sponsor and members of our management have rights, subject to certain conditions, to require us to file registration statements covering Topco’s shares of our common stock or to include shares in registration statements that we may file for ourselves or other stockholders.

Following the expiration of the period covered by, or the waiver of the, lock-up agreement between Topco, the Advantage Sponsors and the CP Sponsor entered into in connection with the business combination, those parties will have the right to sell or distribute the shares of our common stock they hold. Those shares may be sold in the public market subject to applicable restrictions under the federal securities laws, including the limitations under Rule 144 of the Securities Act (particularly those applicable to our directors, officers, and affiliates, which restrict the manner and volume of shares that may be sold). Those shares may also be sold in registered offerings pursuant to the registration rights described elsewhere in this prospectus. Any such sales, including sales of a substantial number of shares or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. We may also issue shares of our common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in ownership dilution to you as a stockholder and cause the trading price of our common stock to decline.

USE OF PROCEEDS

All of the Class A common stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any of the proceeds from these sales.

We will receive up to an aggregate of approximately $129.4 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Class A common stock underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share. The Warrants are listed on the Nasdaq Global Select Market under the symbol “ADVWW.”

We cannot currently determine the price or prices at which shares of our Class A common stock or Warrants may be sold by the Selling Stockholders under this prospectus.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our Class A common stock and Warrants are currently listed on the Nasdaq Global Select Market under the symbols “ADV” and “ADVWW,” respectively. Prior to the consummation of the Transactions, our Class A common stock and our Warrants were listed on the Nasdaq Capital Market under the symbols “CPAA” and “CPAAW,” respectively. As of October 28, 2020, following the completion of the Transactions, there were 51 holders of record of our Class A common stock and 2 holders of record of our Warrants.

Dividend Policy

We have not paid any cash dividends on the Class A common stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of the Class A common stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

As of September 30, 2020, we did not have any securities authorized for issuance under equity compensation plans. In connection with the Transactions, our stockholders approved the Advantage Solutions Inc. 2020 Incentive Award Plan (the “2020 Plan”) and the Advantage Solutions Inc. 2020 Employee Stock Purchase Plan (the “2020 ESPP”).

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Class A common stock issued or issuable under the 2020 Plan and the 2020 ESPP. Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover shares of Class A common stock underlying the 2020 Plan and the 2020 ESPP. Once these shares are registered, they can be sold in the public market upon issuance, subject to applicable restrictions.

SELECTED FINANCIAL INFORMATION

The following table presents Advantage’s selected historical financial information for the periods presented.

The selected consolidated statement of comprehensive income (loss) data of Advantage for the years ended

December 31, 2019, 2018 and 2017 and selected consolidated balance sheet data of Advantage as of December 31, 2019 and 2018 are derived from Advantage’s audited consolidated financial statements included in this prospectus. The selected condensed consolidated statement of comprehensive income (loss) data of Advantage for the three months and the nine months ended September 30, 2020 and 2019 and selected condensed consolidated balance sheet data of Advantage as of September 30, 2020 are derived from Advantage’s unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Advantage’s historical results are not necessarily indicative of the results that may be expected for any future period. In the opinion of Advantage’s management, the following unaudited condensed consolidated financial statement data reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for those periods.

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2020	2019	2019(a)	2018(b)	2017(c)
(in thousands, except share and per share data)
Revenues	$784,345	$981,682	$2,305,284	$2,772,187	$3,785,063	$3,707,628	$2,416,927
Cost of revenues	625,363	809,243	1,881,979	2,323,341	3,163,443	3,108,651	1,892,694
Selling, general, and administrative expenses	11,855	38,042	133,480	134,786	175,373	152,493	135,441
Impairment of goodwill and indefinite-lived assets	—	—	—	—	—	1,232,000	—
(Recovery from) loss on Take 5	—	—	(7,700)	—	—	79,165	—
Depreciation and amortization	58,556	57,872	177,513	174,424	232,573	225,233	179,990

Total expenses	695,774	905,157	2,185,272	2,632,551	3,571,389	4,797,542	2,208,125

Operating income (loss)	88,571	76,525	120,012	139,636	213,674	(1,089,914)	208,802
Interest expense, net	48,243	57,762	151,558	178,471	232,077	229,643	179,566

Income (loss) before income taxes	40,328	18,763	(31,546)	(38,835)	(18,403)	(1,319,557)	29,236
Provision for (benefit from) income taxes	3,623	(3,968)	(8,714)	(4,277)	1,353	(168,334)	(358,806)

Net income (loss)	36,705	22,731	(22,832)	(34,558)	(19,756)	(1,151,223)	388,042
Less: net income attributable to noncontrolling interest	756	142	331	649	1,416	6,109	1,637

Net income (loss) attributable to stockholder of Advantage Solutions Inc.	$35,949	$22,589	$(23,163)	$(35,207)	$(21,172)	$(1,157,332)	$386,405

Net income (loss) per share of common stock:
Basic	$287,595	$180,713	$(185,304)	$(281,655)	$(169,386)	$(9,258,643)	$3,829,953
Diluted	$287,595	$180,713	$(185,304)	$(281,655)	$(169,386)	$(9,258,643)	$3,829,953
Weighted-average shares of common stock:
Basic	125	125	125	125	125	125	101
Diluted	125	125	125	125	125	125	101

	September 30, 2020	December 31,
		2019	2018	2017
(in thousands)
Cash and cash equivalents	$486,396	$184,224	$141,590	$186,706
Total assets(d)(e)(f)	6,101,359	6,012,683	5,994,931	7,378,991
Long-term debt, net of current portion	3,287,349	3,172,087	3,181,465	3,052,932
Stockholder’s equity	1,647,720	1,669,806	1,669,314	2,847,366

(a)

In the year ended December 31, 2019, Advantage completed four business acquisitions, all of which were accounted for under the acquisition method of accounting, and were reflected in Advantage’s results of operations for a portion of the period.

(b)

In the year ended December 31, 2018, Advantage completed nine business acquisitions, all of which were accounted for under the acquisition method of accounting, and were reflected in Advantage’s results of operations for a portion of the period.

(c)

In the year ended December 31, 2017, Advantage completed 13 business acquisitions, all of which were accounted for under the acquisition method of accounting, and were reflected in Advantage’s results of operations for a portion of the period.

(d)

As of January 1, 2019, Advantage adopted Accounting Standard Update, or ASU, 2016-02, Leases, and its related amendments. ASU 2016-02 requires lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. As a result of the adoption, “Other Assets,” “Other accrued expenses,” and “Other long-term liabilities” in the Condensed Consolidated Balance Sheets increased by $98.8 million, $33.5 million and $65.4 million, respectively.

(e)

During the year ended December 31, 2018, Advantage recognized non-cash goodwill and non-cash intangible asset impairment charges of $652.0 million and $580.0 million, respectively, in Advantage’s sales segment due to revised future year earnings expectations, primarily related to a reduction in revenues in several of Advantage’s in-store reset and merchandising programs in 2018. Total assets as of December 31, 2018 reflect the recognition of additional goodwill of $76.2 million and other intangible assets, net of $49.6 million, in each case, as recognized in connection with the nine acquisitions completed during the year.

(f)

As of December 31, 2017, total assets reflect the recognition of additional goodwill of $460.3 million and other intangible assets, net of $331.1 million, in each case, as recognized in connection with the Daymon Acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of the Merger

Legacy Advantage and Conyers Park are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.

On September 7, 2020, Legacy Advantage, Conyers Park, Merger Sub, and Topco entered into the Merger Agreement, pursuant to which, among other things, Merger Sub merged into and with Legacy Advantage on October 28, 2020 (the “Closing”), with Legacy Advantage surviving as a wholly owned subsidiary of Conyers Park. At the Closing, (i) Topco, the sole stockholder of Legacy Advantage, received 203,750,000 shares of Class A common stock, at a deemed value of $10.00 per share, excluding the 5,000,000 Performance Shares issued to Topco which remain subject to forfeiture unless and until vesting upon the achievement of a market performance condition described further below and (ii) the 11,250,000 shares of Class B common stock, par value $0.0001 per share, held by the CP Sponsor, that automatically converted to shares of Class A common stock.

In connection with the entry into the Merger Agreement, Conyers Park also entered into the Subscription Agreements with certain investors (the “PIPE Investors”), pursuant to which, among other things, Conyers Park agreed to issue and sell in a private placement shares of Class A common stock for a purchase price of $10.00 per share. The PIPE Investors, other than the CP Sponsor and the Advantage Sponsors and their affiliates, have agreed to purchase an aggregate of 50,000,000 shares of Class A common stock. Certain of the Advantage Sponsors or their affiliates and the CP Sponsor have agreed to purchase an aggregate of 20,000,000 shares of Class A common stock, and, at their sole discretion, 15,540,000 shares. The shares of Class A common stock purchased by the PIPE Investors in the private placement are referred to as the “PIPE Shares” and the aggregate purchase price paid for the PIPE Shares is referred to as the “PIPE Investment Amount.” The PIPE Investment (and the funding of the PIPE Investment Amount) is contingent upon and is consummated substantially concurrently with the Closing in accordance with the terms of the Subscription Agreements. At the Closing, the PIPE Investment was consummated, and 85,540,000 shares of Class A common stock was issued for aggregate gross proceeds of $855.4 million.

In connection with the Merger, Advantage Sales & Marketing Inc. (“ASM”), an indirect wholly-owned subsidiary of the Company entered into the New Senior Secured Credit Facilities, consisting of a $1.325 billion New Term Loan Facility and a $400.0 million New Revolving Facility. Advantage has borrowed an additional $100.0 million under the New Revolving Credit Facility and issued $775.0 million of the Notes.

At the Closing, the cash balance then existing in Conyers Park’s trust account, combined with the net proceeds of the PIPE Investment, the Notes, and the New Senior Secured Credit Facilities, was used to repay the First Lien Term Loans (as defined in Legacy Advantage’s first lien credit agreement), the Second Lien Term Loans (as defined in Legacy Advantage’s second lien credit agreement) and Legacy Advantage’s accounts receivable securitization facility (the “AR Facility”) and pay fees and expenses of Legacy Advantage and Conyers Park in connection with the Merger.

Accounting for the Merger

The Merger is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Conyers Park is treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current stockholder of Legacy Advantage, Topco, having a relative majority of the voting power of the combined entity, the operations of Legacy Advantage prior to the Merger comprising the only ongoing operations of the combined entity, and senior management of Legacy Advantage comprising the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of Legacy Advantage with the acquisition being treated as the equivalent of Legacy Advantage issuing stock for the net assets of Conyers Park, accompanied by a recapitalization. The net assets of Conyers Park are stated at historical cost, with no goodwill or other intangible assets recorded.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Conyers Park and Legacy Advantage had not had any historical relationships prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the unaudited condensed balance sheet of Conyers Park as of September 30, 2020 with the unaudited condensed consolidated balance sheet of Legacy Advantage as of September 30, 2020, giving effect to the Transactions as if they had been consummated on that date.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019 combine the historical results of Conyers Park and Legacy Advantage for such periods as if the Transactions had been consummated on January 1, 2019.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this prospectus:

•

The historical unaudited condensed financial statements of Conyers Park as of and for the nine months ended September 30, 2020 and the historical audited financial statements of Conyers Park as of and for the year ended December 31, 2019; and

•

The historical unaudited condensed consolidated financial statements of Legacy Advantage as of and for the nine months ended September 30, 2020 and the historical audited consolidated financial statements of Legacy Advantage as of and for the year ended December 31, 2019.

The foregoing historical financial statements have been prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

The historical financial information has been adjusted to give pro forma effect to events that are (i) related and/or directly attributable to the Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, are expected to have a continuing impact on the results of the combined entity. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon consummation of the Transactions.

The unaudited condensed combined pro forma financial information excludes the potential effects of 5,000,000 Performance Shares issued to Topco at the Closing, which remain subject to vesting and forfeiture. The Performance Shares will vest, if at all, if the closing price for the Class A common stock equals or exceeds

$12.00 per share (subject to adjustments for any cash or in-kind dividend paid on the Class A common stock or other split or consolidation of the Class A common stock) for any period of 20 trading days out of 30 consecutive trading days during the five-year period after the Closing. Topco will not have the right to vote the Performance Shares unless and until the vesting condition for the Performance Shares is achieved. We believe the potential impact of the Performance Shares is not factually supportable as of the date of this prospectus.

The unaudited pro forma condensed combined financial information has been prepared assuming the following:

•	The issuance of 70,000,000 shares of Class A common stock in the PIPE Investment, including 20,000,000 shares to certain of the Advantage Sponsors or their affiliates and the CP Sponsor;

•	The redemption of 32,114,818 shares of Class A common stock at a redemption price of $10.06 per share approximated based on the trust account figures as of September 30, 2020;

•	The election by certain of the Advantage Sponsors or their affiliates and the CP Sponsor to purchase 15,540,000 shares of Class A common stock at a price of $10.00 per share, and;

•	The borrowing of $1.325 billion under the New Term Loan Facility, the issuance of $775.0 million of the Notes, and the borrowing of $100.0 million under the New Revolving Credit Facility by ASM.

After giving effect to the redemption of 32,114,818 shares of Class A common stock in connection with the Merger and the Transactions, as set forth above, Topco holds 203,750,000 shares of Class A common stock and certain of the Advantage Sponsors or their affiliates (excludes the 5,000,000 Performance Shares issued to Topco, which remain subject to vesting and forfeiture) and the CP Sponsor directly hold 35,540,000 shares of Class A common stock immediately after the Closing. Topco, the Advantage Sponsors or their affiliates and the CP Sponsor hold approximately 79.90% of Class A common stock as of such time. A summary of pro forma ownership of Class A common stock is as follows:

Common Ownership	Number of Shares	% Ownership
Topco(1)	203,750,000	65.01%
Public stockholders	12,885,182	4.11%
PIPE Investors — Non-affiliated holders	50,000,000	15.95%
PIPE Investors — the CP Sponsor, Advantage Sponsors and their affiliates	35,540,000	11.34%
Founder Shares — the CP Sponsor and pre-closing Conyers Park directors(2)	11,250,000	3.59%

Total shares outstanding(1)(2)(3)	313,425,182	100.00%

(1)

Excludes the 5,000,000 Performance Shares issued to Topco under the Merger Agreement, which remain subject to vesting upon satisfaction of a market performance condition after the Closing, and until vesting Topco is not able to vote or sell such shares.

(2)	Includes 100,000 shares of Conyers Park Class B common stock held by members of the Conyers Park board of directors prior to the Closing and converted into Class A common stock upon the Closing.
(3)	Excludes the outstanding 18,583,333 warrants to purchase Class A common stock, as such securities are not exercisable until 30 days after the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different. The unaudited pro forma condensed combined financial information is based upon currently available information, estimates, and assumptions that management believes are reasonable as of the date hereof.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET AS OF SEPTEMBER 30, 2020

(in thousands)	Conyers Park	Legacy Advantage	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$515	$486,396	$(335,702)	a	$151,209
Restricted cash	—	17,429	—		17,429
Accounts receivable	—	553,584	—		553,584
Prepaid expenses and other current assets	432	125,409	1,231	k	127,072

Total current assets	947	1,182,818	(334,471)		849,294
Marketable securities held in Trust Account	453,742	—	(453,742)	c	—
Property and equipment, net	—	85,069	—		85,069
Goodwill	—	2,153,855	—		2,153,855
Other intangible assets, net	—	2,489,465	—		2,489,465
Investments in unconsolidated affiliates	—	113,804	—		113,804
Other assets	—	76,348	4,924	k	81,272

Total assets	$454,689	$6,101,359	$(783,289)		$5,772,759

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$—	$26,170	$(12,920)	d	$13,250
Accounts payable	4,621	171,321	(4,621)	b	171,321
Accounts payable — related party	248	—	(248)	b	—
Accrued compensation and benefits	—	157,436	(3,144)	l	154,292
Other accrued expenses	—	110,314	(1,148)	e	109,166
Deferred revenues	—	49,762	—		49,762

Total current liabilities	4,869	515,003	(22,081)		497,791
Long-term debt, net of current portion	—	3,287,349	(1,176,994)	d	2,110,355
Deferred underwriting commissions	15,750	—	(15,750)	f	—
Deferred income tax liabilities, net	—	502,891	—		502,891
Other long-term liabilities	—	148,396	—		148,396

Total liabilities	20,619	4,453,639	(1,214,825)		3,259,433

Commitments
Class A common stock	429,070	—	(429,070)	h	—
Stockholders’ Equity
Class A common stock	—	—	32	i	32
Class B common stock	1	—	(1)	i	—
Additional paid in capital	6,591	2,339,141	913,053	g	3,258,785
Retained earnings (accumulated deficit)	(1,592)	(768,458)	(52,478)	j	(822,528)
Loans to Topco	—	(6,320)	—		(6,320)
Accumulated other comprehensive loss	—	(8,500)	—		(8,500)

Total equity attributable to stockholders	5,000	1,555,863	860,606		2,421,469
Nonredeemable noncontrolling interest	—	91,857	—		91,857

Total stockholders’ equity	5,000	1,647,720	860,606		2,513,326

Total liabilities and stockholders’ equity	$454,689	$6,101,359	$(783,289)		$5,772,759

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

	Conyers Park	Legacy Advantage	Pro Forma Adjustments		Pro Forma Combined
(in thousands except share and per share data)
Revenues	$—	$2,305,284	$—		$2,305,284
Cost of revenues (exclusive of depreciation and amortization shown separately below)	—	1,881,979	—		1,881,979
Selling, general, and administrative expenses	5,440	133,480	(4,891)	l	134,029
Recovery from Take 5	—	(7,700)	—		(7,700)
Depreciation and amortization	—	177,513	—		177,513

Total expenses	5,440	2,185,272	(4,891)		2,185,821

Operating (loss) income	(5,440)	120,012	4,891		119,463
Interest income	1,705	436	(1,705)	m	436
Interest expense	—	151,994	(46,147)	d	105,847

Income (loss) before income taxes	(3,735)	(31,546)	49,333		14,052
Income tax expense (benefit)	327	(8,714)	10,360	n	1,973

Net income (loss)	(4,062)	(22,832)	38,973		12,079
Less: net loss attributable to noncontrolling interest	—	331	—		331

Net income (loss) attributable to stockholders	$(4,062)	$(23,163)	$38,973		$11,748

Weighted average shares outstanding of Class A common stock	45,000,000		268,425,182	o	313,425,182	o

Basic and diluted net income (loss) per share, Class A common stock	$0.01				$0.04	o

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

	Conyers Park	Legacy Advantage	Pro Forma Adjustments		Pro Forma Combined
(in thousands except share and per share data)
Revenues	$—	$3,785,063	$—		$3,785,063
Cost of revenues (exclusive of depreciation and amortization shown separately below)	—	3,163,443	—		3,163,443
Selling, general, and administrative expenses	379	175,373	(934)	l	174,818
Depreciation and amortization	—	232,573	—		232,573

Total expenses	379	3,571,389	(934)		3,570,834

Operating (loss) income	(379)	213,674	934		214,229
Interest income	3,579	926	(3,579)	m	926
Interest expense	—	233,003	(87,647)	d	145,356

Income (loss) before income taxes	3,200	(18,403)	85,002		69,799
Income tax expense	731	1,353	17,849	n	19,933

Net income (loss)	2,469	(19,756)	67,153		49,866
Less: net income attributable to noncontrolling interest	—	1,416	—		1,416

Net income (loss) attributable to stockholders	$2,469	$(21,172)	$67,153		$48,450

Weighted average shares outstanding of Class A common stock	45,000,000		268,425,182	o	313,425,182	o

Basic and diluted net income per share, Class A common stock	$0.05				$0.15	o

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The pro forma adjustments have been prepared as if the Transactions had been consummated on September 30, 2020 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2019, in the case of the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined financial information have been prepared assuming the following methods of accounting in accordance with GAAP.

The Merger is accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of Legacy Advantage with the acquisition being treated as the equivalent of Legacy Advantage issuing stock for the net assets of Conyers Park, accompanied by a recapitalization. The net assets of Conyers Park are stated at historical cost, with no goodwill or other intangible assets recorded.

The pro forma adjustments represent management’s estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

2. Adjustments and assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet

Adjustments included in the unaudited pro forma financial statements are as follows:

(a)	Represents the assumed pro forma adjustments to cash upon the Closing:

(in thousands)
PIPE Investment Amount(1)	$855,400
Cash released from Conyers Park’s trust account	453,742	c
Proceeds from new borrowings under the New Term Loan Facility and issuance of the Notes	2,100,000	d
Assumed debt issuance costs of New Senior Secured Credit Facilities and the Notes	(85,910)	d
Repayment of First Lien Term Loans and Second Lien Term Loans, including $1,148 of accrued interest	(3,209,271)	d, e
Retirement of AR Facility	(120,000)	d
Transaction fees and expenses(2)	(46,719)	g
Outstanding underwriting commissions incurred by Conyers Park in connection with the Conyers Park’s initial public offering that were deferred until the Closing	(15,750)	f
Transaction bonuses including anniversary payments to the CEO of Advantage and termination of Management Incentive Plan upon the Closing	(39,250)	j, k
Settlement of certain Conyers assets and liabilities upon the Closing	(4,869)	b
Class A common stock redemption	(323,075)
New Revolving Facility — drawn portion	100,000

Pro forma adjustments	$(335,702)

(1)	Reflect the proceeds from the 85,540,000 PIPE Shares issued at $10.00 per share price to the PIPE Investors in connection with the Closing.
(2)

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital (“APIC”) and are assumed to be cash settled.

(b)	Represents the settlement of certain Conyers Park liabilities upon the Closing:

(in thousands)
Accounts payable	$4,621
Accounts payable — related party	248

Pro forma adjustment	$4,869	a

(c)

Represents the reclassification of the marketable securities held in Conyers Park’s trust account to cash and cash equivalents to liquidate these investments and make the funds available for general use by Legacy Advantage upon the Closing.

(d)	Represents the assumed pro forma adjustments to long-term debt upon the Closing:

(in thousands)
Proceeds from New Term Loan Facility and the Notes	$2,100,000
Repayment of First Lien Term Loans and Second Lien Term Loans(1)	(3,190,159)
Retirement of AR Facility	(120,000)
Deferred financing fees on New Term Loan Facility and the Notes	(79,755)
Proceeds from the New Revolving Credit Facility	100,000

Net change to long-term debt	(1,189,914)
Pro forma adjustment to current portion of long-term debt	(12,920)

Pro forma adjustment to long-term debt, net of current portion	$(1,176,994)

(1)	Includes payment of $1.1 million for accrued interest made in connection with a repayment of the First Lien Term Loans, Second Lien Term Loans and AR Facility.

The adjustments to interest expense for the nine months ended September 30, 2020 and year ended December 31, 2019 resulting from the New Senior Secured Credit Facilities and the Notes is determined as follows:

(in thousands, excluding interest rates)	For the Nine Months Ended September 30, 2020	For the Year Ended December 31, 2019
Interest expense from New Term Loan Facility, assuming an interest rate of 6.0%	$55,325	$78,272
Interest expense from the Notes, at an interest rate of 6.5%	38,411	50,935

Interest expense from New Term Loan Facility and the Notes	$93,736	$129,207
New Revolving Facility — available portion	$300,000	$300,000
Commitment fees on New Revolving Credit Facility — available portion	0.375%	0.375%
New Revolving Facility — drawn portion	$100,000	$100,000
Assumed interest rate on New Revolving Credit Facility — drawn portion	2.750%	2.750%

Interest on New Revolving Credit Facility	$2,906	$3,875

Total interest rate expense	$96,642	$133,082
Amortization of deferred financing fees	9,205	12,274
Less: Legacy Advantage’s historical interest expense	(151,994)	(233,003)

Pro forma adjustment	$(46,147)	$(87,647)

ASM has borrowed $1.325 billion aggregate principal amount of the New Term Loan Facility, net of estimated issuance costs of $60.1 million in connection with the Merger. The New Term Loan facility will mature in seven years and accrue interest at LIBOR (which is subject to the 0.75% floor applicable to the New Term Loan Facility), plus an applicable margin of 5.25%. Principal payments equal to 0.25% of the original principal amount will be due quarterly, assuming no advance repayment is made. Assumed deferred financing costs of $60.1 million will be amortized over the remaining term of the loan.

ASM also borrowed $775.0 million of the Notes, which will mature in eight years and accrue interest at a fixed rate payable semi-annually of 6.50%. There are no amortization payments prior to the scheduled maturity of the Notes, assuming the optional redemption right is not exercised. Assumed deferred financing costs of $19.7 million will be amortized over the remaining term of the Notes.

Additionally, in connection with the Merger, ASM entered into a New Revolving Credit Facility that provides for a $400.0 million facility that matures in five years and accrues interest at LIBOR (which is subject to the 0.50% floor applicable to the New Revolving Credit Facility), plus an applicable margin of 2.25% and commitment fees of up to 0.375% for any amounts available to borrow. ASM borrowed $100.0 million at an assumed interest rate of 2.75%.

The pro forma adjustments reflect interest expense of $58.2 million and $82.1 million from the New Term Loan Facility and the New Revolving Credit Facility for the nine months ended September 30, 2020 and December 31, 2019, respectively, based on an assumed per annum interest rate. As the actual aggregate principal amount and the per annum interest rate may be different than the assumed amount, a change in the aggregate principal amount or the per annum interest rate may result in annual interest expense that is significantly different than the pro forma annual interest expense. For each 0.125% increase (or decrease) in the actual interest rate, interest expense for nine months ended September 30, 2020 and the year ended December 31, 2019 and, would increase (or decrease) by approximately $1.2 million and $1.7 million, respectively, based on the assumed principal amount borrowed.

(e) Represents the pro forma adjustments to remove accrued interest of $1.1 million related to the repayment of the First Lien Term Loans, Second Lien Term Loans and AR Facility.

(f)	Represents the pro forma adjustments to remove the deferred underwriter commissions paid upon the Closing.

(g)	Represents the pro forma adjustments to APIC:

(in thousands)
Elimination of Conyers Park’s historical accumulated deficit	$(1,592)	j
Conversion of Conyers Park’s redeemable Class A common stock to permanent equity, net of redemption, net of common stock, at a par value of $0.0001 per share	105,994	h, i
Issuance of PIPE Shares, net of common stock, at par value of $0.0001 per share	855,391	a, i
Transaction fees and expenses	(46,719)	a
Issuance of Class A common stock, at par value of $0.0001 per share to Topco	(21)	i

Pro forma adjustment, net of common stock, at par value of $0.0001 per share	$913,053

(h)	Represents the redemption and the automatic conversion on a one-for-one basis of the outstanding redeemable Class A common stock of Conyers Park to permanent equity.

(i)	Represents the pro forma adjustments to Class A common stock, at par value of 0.0001 per share, of the combined entity:

(in thousands)
Conversion of Conyers Park Class B common stock into Class A common stock	$1
Conversion of redeemable Class A common stock to permanent equity, net of redemption	1
Issuance of PIPE Shares issued	9
Issuance of Class A common stock issued to Topco	21

Pro forma adjustment	$32

(j)

Represents the elimination of Conyers Park’s historical accumulated deficit with a corresponding adjustment to APIC, write-off of $18.0 million deferred financing fees related to repayment of the First Lien Term Loans and Second Lien Term Loans, and $36.1 million of transaction bonuses, including anniversary payments to the CEO of Advantage and termination of Management Incentive Plan upon the Closing, net of $3.1 million of retention bonuses accrued.

(k)	Represents deferred financing fees paid in connection with the New Revolving Credit Facility.

3. Adjustments and assumptions to the Unaudited Pro Forma Condensed Combined Statements of Operations

(l)

Represents the elimination of (i) the anniversary payments to the CEO of Advantage (thereafter, there will be no future anniversary payments owed to the CEO of Advantage), and (ii) the retention incentive bonus under the Management Incentive Plan (thereafter there will be no future payment obligations under the Management Incentive Plan).

(m)	Represents the elimination of the historical interest income earned on marketable securities held in Conyers Park’s trust account.

(n)	Represents the pro forma adjustment for income taxes, applying the U.S. federal corporate income tax rate of 21.0%.

(o)

Represents the pro forma adjustments for basic and diluted weighted average shares of common stock outstanding and earnings per share. Refer to the table below for the calculation of the pro forma weighted average shares of common stock outstanding and pro forma earnings per share.

	For the Nine Months Ended September 30, 2020	For the Year Ended December 31, 2019
(in thousands, except share and per share amounts)
Numerator
Net income	$11,748	$48,450

Denominator
Topco(1)	203,750,000	203,750,000
Public stockholders	12,885,182	12,885,182
PIPE Investors — Non-affiliated holders	50,000,000	50,000,000
PIPE Investors — the CP Sponsor, Advantage Sponsors and their affiliates	35,540,000	35,540,000
Founder Shares — the CP Sponsor and pre-closing Conyers Park directors(2)	11,250,000	11,250,000

Basic and diluted weighted average shares of common stock outstanding(1)(2)(3)	313,425,182	313,425,182

Earnings per share
Basic and diluted	$0.04	$0.15

(1)

Excludes the 5,000,000 Performance Shares issued to Topco under the Merger Agreement, which remain subject to vesting upon satisfaction of a market performance condition after the Closing, and until vesting Topco is not able to vote or sell such shares.

(2)	Includes 100,000 shares of Conyers Park Class B common stock held by the members of the Conyers Park board of directors prior to the Closing and converted into Class A common stock upon the Closing.
(3)	Excludes the outstanding 18,583,333 warrants to purchase Class A common stock, as such securities are not exercisable until 30 days after the Closing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

We are a leading business solutions provider to consumer goods manufacturers and retailers. Our customizable suite of technology-enabled sales and marketing solutions is designed to help manufacturers and retailers across a broad range of channels drive consumer demand, increase sales and achieve operating efficiencies.

We have two reportable segments: sales and marketing.

Within the sales segment, which generated approximately 52% of our total revenues in the year ended December 31, 2019 and 66% of our total revenues in the nine months ended September 30, 2020, we offer headquarter sales representation services to consumer goods manufacturers, for whom we prepare and present to retailers a business case to increase distribution of manufacturers’ products and optimize how they are displayed, priced and promoted. We also make in-store merchandising visits for both manufacturer and retailer clients to ensure the products we represent are adequately stocked and properly displayed.

Through our marketing segment, which generated approximately 48% of our total revenues in the year ended December 31, 2019 and 34% of our total revenues in the nine months ended September 30, 2020, we help brands and retailers reach consumers through two main categories within the marketing segment. The first and largest is our retail experiential business, also known as in-store sampling or demonstrations, where we create manage highly customized large scale sampling programs (both in-store and online) for leading retailers. The second business is our collection of specialized agency businesses, in which we provide private label services to retailers and develop granular marketing programs for brands and retailers through our shopper, consumer and digital marketing agencies.

Recent Developments

Business Combination with Conyers Park

On September 7, 2020 Legacy Advantage entered into an agreement and plan of merger (as amended, modified, supplemented or waived, the “Merger Agreement”), with Conyers Park II Acquisition Corp., now known as Advantage Solutions Inc. (“Conyers Park”), CP II Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Conyers Park (“Merger Sub”), and Karman Topco L.P., a Delaware limited partnership (“Topco”).

In September 2020 and in connection with its entry into the Merger Agreement, Conyers Park entered into subscription agreements (collectively, the “Subscription Agreements”) pursuant to which certain investors, including the CP Sponsor and participating equityholders of Topco (the “Advantage Sponsors”), agreed to purchase Common Stock at a purchase price of $10.00 per share (the “PIPE Investment”).

On October 27, 2020, Conyers Park held a special meeting of stockholders (the “Special Meeting”), at which the Conyers Park stockholders considered and adopted, among other matters, a proposal to approve the business combination, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements. Pursuant to the terms of the Merger Agreement, following the Special Meeting, on October 28, 2020 (the “Closing Date”), Merger Sub was merged with and into Legacy Advantage with Legacy Advantage being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). On the Closing Date, the PIPE Investment was consummated, and 85,540,000 shares of Common Stock were sold for aggregate gross proceeds of $855.4 million. Of the 85,540,000, the CP Sponsor and the Advantage Sponsors acquired 35,540,000 shares of Common Stock, and other purchasers acquired 50,000,000 shares of Common Stock.

Holders of 32,114,818 shares of Conyers Park’s Class A common stock (“Common Stock”) sold in its initial public offering properly exercised their right to have such shares redeemed for a full pro rata portion of the trust account holding the proceeds from Conyers Park’s initial public offering, calculated as of two business days prior to the consummation of the business combination, $10.06 per share, or $323.1 million in the aggregate (collectively, the “Redemptions”).

As a result of the Merger, among other things, pursuant to the Merger Agreement, Conyers Park issued to Topco, as sole stockholder of Legacy Advantage prior to the Merger, an aggregate consideration equal to (a) 203,750,000 shares of Common Stock, and (b) 5,000,000 shares of Common Stock that will remain subject to forfeiture unless and until vesting upon the achievement of a market performance condition.

After giving effect to the Transactions, the Redemptions, and the consummation of the PIPE Investment, there were currently 313,425,182 shares of Common Stock issued and outstanding as of the Closing Date. The Common Stock and outstanding warrants of Conyers Park (renamed “Advantage Solutions Inc.”) commenced trading on the Nasdaq Stock Market under the symbols “ADV” and “ADVWW”, respectively, on October 29, 2020.

As noted above, an aggregate of $323.1 million was paid from the Conyers Park’s trust account to holders in connection with the Redemption, and the remaining balance immediately prior to the closing of the Transactions of approximately $131.2 million remained in the trust account. The remaining amount in the trust account was used to fund the Transactions, including the entry into the New Senior Secured Credit Facilities.

In connection with the Merger, the Company repaid and terminated the Credit Facilities, at a total cost of $86.0 million. This amount was repaid by the Company in a combination of (i) cash on hand, (ii) proceeds from certain private investments in the Company’s common stock, (iii) the entry by Advantage Sales & Marketing, Inc., a wholly owned subsidiary of the Company (“ASM”), into (a) a new senior secured asset-based revolving credit facility, which permits borrowing in an aggregate principal amount of up to $400.0 million, subject to borrowing base capacity (the “New Revolving Credit Facility”), of which $100.0 million of principal amount was borrowed as of October 28, 2020, and (b) a new secured first lien term loan credit facility in an aggregate principal amount of $1.325 billion (the “New Term Loan Facility” and, together with the New Revolving Credit Facility, the “New Senior Secured Credit Facilities”), and (iv) the issuance by Advantage Solutions FinCo LLC, a direct subsidiary of ASM (“Finco”), of $775.0 million aggregate principal amount of 6.50% Senior Secured Notes due 2028 (the “Senior Secured Notes”).

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Conyers Park will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current stockholder of the Company, Topco, having a relative majority of the voting power of the combined entity, the operations of Legacy Advantage prior to the Merger comprising the only ongoing operations of the combined entity, and senior management of Legacy Advantage comprising the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Legacy Advantage with the acquisition being treated as the equivalent of Legacy Advantage issuing stock for the net assets of Conyers Park, accompanied by a recapitalization. The net assets of Conyers Park will be stated at historical cost, with no goodwill or other intangible assets recorded.

Impacts of the COVID-19 Pandemic

The COVID-19 pandemic has had, and is likely to continue to have, a severe and unprecedented impact on the world. Measures to prevent its spread, including government-imposed restrictions on large gatherings, closures of face-to-face events, “shelter in place” health orders and travel restrictions have had a significant effect on certain of our business operations. In response to these business disruptions, we have taken several actions including reducing certain of our discretionary expenditures, eliminating non-essential travel, terminating or amending certain office leases, furloughing or instituting pay reductions and deferrals or terminations for some of our employees, particularly with respect to COVID-19 impacted operations.

These measures to prevent the spread of COVID-19 have adversely impacted certain areas of our business operations, including our in-store sampling, foodservice and European operations. Most notably, we temporarily suspended all in-store sampling in all U.S. locations starting in March and April as well as in certain international locations. More recently, we have started to re-open in-store sampling activities in certain retailers in certain geographies on a prudent, phased basis. While the restrictions relating to in-store sampling services have materially and adversely affected our results of operations in the third quarter, we have been successful in growing other adjacent services in our experiential marketing business such as online grocery pick-up sampling and virtual product demonstrations, both of which have seen increased adoption and demand.

We have also experienced a positive impact in our headquarter sales and private label services where, due to the large increase in consumer purchases at retail to support incremental at-home consumption, our operations have experienced a favorable increase in volume and demand. Additionally, our e-commerce services have benefited due to the increase in consumer purchasing with online retailers.

These differing impacts are reflected in our financial results for the nine months ended September 30, 2020. Compared to the nine months ended September 30, 2019, revenues, operating (loss) income and Adjusted EBITDA for our sales segment increased 5.2%, 8.8% and 21.8% in the nine months ended September 30, 2020, respectively, while revenues, operating (loss) income and Adjusted EBITDA for our marketing segment decreased 40.5%, 52.7% and 38.9% in the nine months ended September 30, 2020, respectively.

We also took various measures during the nine months ended September 30, 2020 to strengthen liquidity. For example, in accordance with the CARES Act, we have deferred the deposit and payment of our portion of Social Security taxes. We have also received government aid from various countries in support of our local operations, including a government loan from Japan. Also, following September 30, 2020, we consummated the Merger with Conyers Park and the related Transactions, including the refinancing of our existing indebtedness through the entry into the New Senior Secured Credit Facilities and the issuance of the Senior Secured Notes. As of September 30, 2020, we had $486.4 million in cash and cash equivalents. See “ —Liquidity and Capital Resources.” For more information, see “Risk Factors—The COVID-19 pandemic and the measures taken to mitigate its spread have had, and are likely to continue to have, an adverse effect on our business, results of operations, financial condition and liquidity” in this prospectus.

We expect the ultimate significance of the impact of the pandemic on our financial condition, results of operations, or cash flows will be dictated by the length of time that such circumstances continue, which will depend on the currently unknowable extent and duration of the COVID-19 pandemic and the nature and effectiveness of governmental and public actions taken in response.

Summary

Our financial performance for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019 includes:

•	Revenues decreased by $197.3 million, or 20.1%, to $784.3 million;

•	Operating income increased by $12.0 million, or 15.7%, to $88.6 million;

•	Net income increased by $14.0 million, or 61.5%, to $36.7 million; and

•	Adjusted EBITDA decreased by $8.6 million, or 5.9%, to $136.3 million.

Our financial performance for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019 includes:

•	Revenues decreased by $466.9 million, or 16.8%, to $2,305.3 million;

•	Operating income decreased by $19.6 million, or 14.1%, to $120.0 million;

•	Net loss decreased by $11.7 million, or 33.9%, to $22.8 million; and

•	Adjusted EBITDA decreased by $5.1 million, or 1.4%, to $354.6 million.

We completed three business acquisitions during the nine months ended September 30, 2020, including two sales agencies, which have been incorporated into our sales segment and a marketing agency, which has been incorporated into our marketing segment. The aggregate purchase price for these acquisitions was $72.1 million, of which $51.4 million was paid in cash, $17.2 million in contingent consideration and $3.5 million in holdbacks.

Factors Affecting Our Business and Financial Reporting

There are a number of factors, in addition to the impact of the ongoing COVID-19 pandemic, that affect the performance of our business and the comparability of our results from period to period including:

•

Organic Growth. Part of our strategy is to generate organic growth by expanding our existing client relationships, continuing to win new clients, pursuing channel expansion and new industry opportunities, enhancing our digital technology solutions, developing our international platform, delivering operational efficiencies and expanding into logical adjacencies. We believe that by pursuing these organic growth opportunities we will be able to continue to enhance our value proposition to our clients and thereby grow our business.

•

Acquisitions. We have grown and expect to continue to grow our business in part by acquiring quality businesses, both domestic and international. In December 2017, we completed the Daymon Acquisition, a leading provider of retailer-centric services, including private label development and management, merchandising and experiential marketing services. In addition to the acquisition of Daymon, we have completed 63 acquisitions since January 2014, ranging in purchase price from approximately $0.3 million to $98.5 million. Many of our acquisition agreements include contingent consideration arrangements, which are described below. We have completed acquisitions at what we believe are attractive purchase prices and have regularly structured our agreements to result in the generation of long-lived tax assets, which have in turn reduced our effective purchase prices when incorporating the value of those tax assets. We continue to look for strategic and tuck-in acquisitions that can be completed at attractive purchase prices

•

Contingent Consideration. Many of our acquisition agreements include contingent consideration arrangements, which are generally based on the achievement of financial performance by the operations attributable to the acquired businesses. The contingent consideration arrangements are based upon our valuations of the acquired businesses and are intended to share the investment risk with sellers if projected financial results are not achieved. The fair values of these contingent consideration arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, we estimate the fair value of contingent consideration payments as part of the initial purchase price. We review and assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates. Changes in the estimated fair value of contingent consideration liabilities related to the time component of the present value calculation are reported in “Interest expense, net.” Adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in “Selling, general and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

•

Depreciation and Amortization. As a result of the acquisition of Advantage Sales & Marketing Inc. by Topco on July 25, 2014 (the “2014 Topco Acquisition”), we acquired significant intangible assets, the value of which is amortized, on a straight-line basis, over 15 years from the date of the 2014 Topco Acquisition, unless determined to be indefinite-lived. The amortization of such intangible assets recorded in our consolidated financial statements has a significant impact on our operating income (loss) and net income (loss). Our historical acquisitions have increased, and future acquisitions likely will increase, our intangible assets. We do not believe the amortization expense associated with the intangibles created from our purchase accounting adjustments reflect a material economic cost to our business. Unlike depreciation expense which has an economic cost reflected by the fact that we must re-invest in property and equipment to maintain the asset base delivering our results of operations, we do not have any capital re-investment requirements associated with the acquired intangibles, such as client relationships and trade names, that comprise the majority of the finite-lived intangibles that create our amortization expense.

•

Foreign Exchange Fluctuations. Our financial results are affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, primarily the Canadian dollar, Euro and British pound sterling, due to our operations in such foreign jurisdictions. See also “— Quantitative and Qualitative Disclosure of Market Risk — Foreign Currency Risk.”

•

Seasonality. Our quarterly results are seasonal in nature, with the fourth quarter typically generating a higher proportion of our revenues than other fiscal quarters, as a result of higher consumer spending. We generally record slightly lower revenues in the first quarter of each year, as our clients begin to roll out new programs for the year, and consumer spending generally is less in the first quarter than other quarters. Timing of our clients’ marketing expenses, associated with marketing campaigns and new product launches, can also result in fluctuations from one quarter to another.

How We Assess the Performance of Our Business

Revenues

Revenues related to our sales segment are primarily comprised of commissions, fee-for-service and cost-plus fees for providing retail services, category and space management, headquarter relationship management, technology solutions and administrative services. A small portion of our arrangements include performance incentive provisions, which allow us to earn additional revenues on our performance relative to specified quantitative or qualitative goals. We recognize the incentive portion of revenues under these arrangements when the related services are transferred to the customer.

Marketing segment revenues are primarily recognized in the form of a fee-for-service (including retainer fees, fees charged to clients based on hours incurred, project-based fees or fees for executing in-person consumer engagements or experiences, which engagements or experiences we refer to as events), commissions or on a cost-plus basis, in each case, related to services including experiential marketing, shopper and consumer marketing services, private label development or our digital, social and media services.

Given our acquisition strategy, we analyze our financial performance, in part, by measuring revenue growth in two ways — revenue growth attributable to organic activities and revenue growth attributable to acquisitions, which we refer to as organic revenues and acquired revenues, respectively.

We define organic revenues as any revenues that are not acquired revenues. Our organic revenues exclude the impacts of acquisitions and divestitures, when applicable, which improves comparability of our results from period to period.

In general, when we acquire a business, the acquisition includes a contingent consideration arrangement (e.g., an earn-out provision) and, accordingly, we separately track the financial performance of the acquired business. In such cases, we consider revenues generated by such a business during the 12 months following its acquisition to be acquired revenues. For example, if we completed an acquisition on July 1, 2018 for a business that included a contingent consideration arrangement, we would consider revenues from the acquired business from July 1, 2018 to June 30, 2019 to be acquired revenues. We generally consider growth attributable to the financial performance of an acquired business after the 12-month anniversary of the date of acquisition to be organic.

In limited cases, including the acquisition of Daymon, when the acquisition of an acquired business does not include a contingent consideration arrangement, or we do not separately track the financial performance of the acquired business due to operational integration, we consider the revenues that the business generated in the 12 months prior to its acquisition to be our acquired revenues for the 12 months following its acquisition, and any differences in revenues actually generated during the 12 months after its acquisition to be organic. For example, if we completed an acquisition on July 1, 2018 for a business that did not include a contingent consideration arrangement, we would consider the amount of revenues from the acquired business from July 1, 2017 to June 30, 2018 to be acquired revenues during the period from July 1, 2018 to June 30, 2019, with any differences from that amount actually generated during the latter period to be organic revenues.

All revenues generated by our acquired businesses are considered to be organic revenues after the 12-month anniversary of the date of acquisition.

When we divest a business, we consider the revenues that the divested business generated in the 12 months prior to its divestiture to be subtracted from acquired revenues for the 12 months following its divestiture. For example, if we completed a divestiture on July 1, 2018 for a business, we would consider the amount of revenues from the divested business from July 1, 2017 to June 30, 2018 to be subtracted from acquired revenues during the period from July 1, 2018 to June 30, 2019.

We measure organic revenue growth and acquired revenue growth by comparing the organic revenues or acquired revenues, respectively, period over period, net of any divestitures.

Cost of Revenues

Our cost of revenues consists of both fixed and variable expenses primarily attributable to the hiring, training, compensation and benefits provided to both full-time and part-time associates, as well as other project-related expenses. A number of costs associated with our associates are subject to external factors, including inflation, increases in market specific wages and minimum wage rates at federal, state and municipal levels and minimum pay levels for exempt roles. Additionally, when we enter into certain new client relationships, we may experience an initial increase in expenses associated with hiring, training and other items needed to launch the new relationship.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for corporate personnel. Other overhead costs include information technology, occupancy costs for corporate personnel, professional services fees, including accounting and legal services, and other general corporate expenses. Additionally, included in selling, general and administrative expenses are costs associated with the changes in fair value of the contingent consideration of acquisitions and other acquisition-related costs. Acquisition-related costs are comprised of fees related to change of equity ownership, transaction costs, professional fees, due diligence and integration activities.

We also expect to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.

Interest Expense

Interest expense relates primarily to borrowings under our first lien credit agreement (the “First Lien Credit Agreement” (including the Revolving Credit Facility)) and our second lien credit agreement (the “Second Lien Credit Agreement”) as described below. See “— Liquidity and Capital Resources.”

Depreciation and Amortization

Amortization Expense

Included in our depreciation and amortization expense is amortization of acquired intangible assets. We have ascribed value to identifiable intangible assets other than goodwill in our purchase price allocations for companies we have acquired. These assets include, but are not limited to, client relationships and trade names. To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of the assets. Such amortization expense, although non-cash in the period expensed, directly impacts our results of operations. It is difficult to predict with any precision the amount of expense we may record relating to future acquired intangible assets.

As a result of the 2014 Topco Acquisition, we acquired significant intangible assets, the value of which is amortized, on a straight-line basis, over 15 years from the date of the 2014 Topco Acquisition, unless determined to be indefinite-lived. We recognized a non-cash intangible asset impairment charge of $580.0 million during the year ended December 31, 2018, related to our sales trade name resulting from the 2014 Topco Acquisition considered to be indefinite lived. The impairment charge has been reflected in “Impairment of goodwill and indefinite-lived assets” in our Consolidated Statements of Comprehensive (Loss) Income, in addition to a $652.0 million non-cash goodwill impairment charge in the sales reporting unit.

Depreciation Expense

Depreciation expense relates to the property and equipment that we own, which represented less than 1% of our total assets at September 30, 2020.

Income Taxes

Income tax (benefit) expense and our effective tax rates can be affected by many factors, including state apportionment factors, our acquisition strategy, tax incentives and credits available to us, changes in judgment regarding our ability to realize our deferred tax assets, changes in our worldwide mix of pre-tax losses/earnings, changes in existing tax laws and our assessment of uncertain tax positions.

Cash Flows

We have positive cash flow characteristics, as described below, due to the limited required capital investment in the fixed assets and working capital needs to operate our business in the normal course. See “— Liquidity and Capital Resources.”

Prior to the consummation of the Transactions (including our entry into the New Senior Secured Credit Facilities), our principal sources of liquidity have been cash flows from operations, borrowings under the Revolving Credit Facility (as herein defined) and other debt. Following the Transactions, our principal sources of liquidity will be cash flows from operations, borrowings under the New Revolving Credit Facility, and other debt. Our principal uses of cash are operating expenses, working capital requirements, acquisitions and repayment of debt.

Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA and Adjusted EBITDA by segment are supplemental financial measures of our operating performance that are not recognized under GAAP. Adjusted EBITDA means net income (loss) before (i) interest expense, net, (ii) (benefit from) provision for income taxes, (iii) depreciation, (iv) impairment of goodwill and indefinite-lived assets, (v) amortization of intangible assets, (vi) private equity sponsors’ management fees and equity-based compensation expense, (vii) fair value adjustments of contingent consideration related to acquisitions, (viii) acquisition-related expenses, (ix) costs associated with COVID-19, net of benefits received,

(x) EBITDA for economic interests in investments, (xi) restructuring expenses, (xii) litigation expenses, (xiii) (Recovery from) loss on Take 5, (xiv) costs associated with the Take 5 Matter and (xv) other adjustments that management believes are helpful in evaluating our operating performance.

We present Adjusted EBITDA and Adjusted EBITDA by segment because they are key operating measures used by us to assess our financial performance. These measures adjust for items that we believe do not reflect the ongoing operating performance of our business, such as certain noncash items, unusual or infrequent items or items that change from period to period without any material relevance to our operating performance. We evaluate these measures in conjunction with our results according to GAAP because we believe they provide a more complete understanding of factors and trends affecting our business than GAAP measures alone. Furthermore, the agreements governing our indebtedness contain covenants and other tests based on measures substantially similar to Adjusted EBITDA. None of Adjusted EBITDA or Adjusted EBITDA by segment should be considered as an alternative for our most directly comparable measure presented on a GAAP basis.

The most directly comparable GAAP measure to each of Adjusted EBITDA is net income (loss). For a reconciliation of Adjusted EBITDA to net income (loss) and Adjusted EBITDA by segment to operating income (loss), see below.

Adjusted Net Income

Adjusted Net Income is a non-GAAP financial measure. Adjusted Net Income means net (loss) income before (i) impairment of goodwill and indefinite-lived assets, (ii) amortization of intangible assets, (iii) private equity sponsors’ management fees and equity-based compensation expense, (iv) fair value adjustments of contingent consideration related to acquisitions, (v) acquisition-related expenses, (vi) costs associated with COVID-19, net of benefits received, (vii) EBITDA for economic interests in investments, (viii) restructuring expenses, (ix) litigation expenses, (x) (Recovery from) loss on Take 5, (xi) costs associated with the Take 5 Matter, (xii) other adjustments that management believes are helpful in evaluating our operating performance, and (xiii) related tax adjustments.

We present Adjusted Net Income because we use it as a supplemental measure to evaluate the performance of our business in a way that also considers our ability to generate profit without the impact of items that we do not believe are indicative of our operating performance or are unusual or infrequent in nature and aid in the comparability of our performance from period to period. Adjusted Net Income should not be considered as an alternative for our most directly comparable measure presented on a GAAP basis.

The most directly comparable GAAP measure to Adjusted Net Income is net income (loss). For a reconciliation of Adjusted Net Income to net income (loss), see below.

Take 5 Matter

On April 1, 2018, we acquired certain assets and liabilities of Take 5 for total consideration of $81.6 million, including the fair value of contingent consideration of $4.6 million and holdback liabilities of $0.8 million. As a result of a review of internal allegations related to inconsistency of data provided by Take 5 to its clients, we commenced an investigation into Take 5’s operations. In July 2019, as a result of our investigation, we determined that revenues during the fiscal year ended December 31, 2018 attributable to the Take 5 business had been recognized for services that were not performed on behalf of clients of Take 5 and that inaccurate reports were made to Take 5 clients about those services. As a result of our investigation into Take 5, in July 2019, we terminated all operations of Take 5, including the use of its associated trade names and the offering of its services to its clients and are offering refunds to Take 5 clients of collected revenues attributable to Take 5 since our acquisition of Take 5.

As a result of the Take 5 Matter, we determined that Take 5’s reported revenues were improperly recognized during the year ended December 31, 2018. We also determined that the amounts previously assigned to the assets of Take 5 acquired on the acquisition date had been improperly established based on inaccurate assumptions as to the fair value of the assets acquired.

We also voluntarily disclosed information about the misconduct at Take 5 to the United States Attorney’s Office and the Federal Bureau of Investigation and committed to cooperate in any governmental investigation, and we are currently in arbitration proceedings with the sellers of Take 5, in which both us and the sellers of Take 5 have brought claims against each other. For more information, see “Business — Legal Proceedings.”

As a result of the Take 5 Matter, we may be subject to a number of harms, risks and uncertainties, including substantial unanticipated costs for accounting and legal fees in connection with or related to the Restatement, potential lawsuits by clients or other interested parties who claim to have been harmed by the misconduct at Take 5, other related costs and fees (in excess of the amounts already being offered as refunds), potential resulting governmental investigations and a reduction in our current and anticipated revenues. In addition, if we do not prevail in any litigation or governmental investigation related to these matters, we could be subject to costs related to such litigation or governmental investigation, including equitable relief, civil monetary damages, treble damages, repayment or criminal penalties, which may not be covered by insurance or may materially increase our insurance costs. We have incurred and will continue to incur additional substantial defense and investigation costs regardless of the outcome of any such litigation or governmental investigation. In addition, there can be no assurance to what degree, if any, we will be able to recover any such costs or damages from the former owners of Take 5, or whether such former owners of Take 5 engaged in further unknown improper activities that may subject us to further costs or damages, including potential reputational harm. For additional information, see also “Risk Factors — Risks Related to the Company’s Business and Industry”

The Take 5 Matter may lead to additional harms, risks and uncertainties for us, including litigation and governmental investigations, a reduction in our current or anticipated revenues, a potential deterioration in our relationships or reputation and a loss in investor confidence.

In connection with the Take 5 Matter, we have removed previously recognized revenues of $18.7 million for the year ended December 31, 2018, attributable to the Take 5 business. Additionally, we recognized a $79.2 million loss on Take 5 in our Statement of Comprehensive (Loss) Income during the year ended December 31, 2018, representing the $76.2 million in cash we paid for Take 5, together with restated acquired liabilities of $3.0 million.

During the three months ended September 30, 2020 and 2019, the Selling, general and administrative expenses attributable to Take 5 was $1.2 million and $6.3 million, respectively.

During the nine months ended September 30, 2020 and 2019, the Selling, general and administrative expenses attributable to Take 5 was $2.8 million and $15.0 million, respectively.

For the nine months ended September 30, 2020 and 2019, we incurred $2.8 million and $6.3 million, respectively, of costs associated with the investigation and remediation activities, primarily, professional fees and other related costs.

	Three Months Ended		Nine Months Ended
(in thousands)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Historical operating costs of Take 5	$—	$—	$—	$8,648
Investigation related costs	1,386	3,484	2,346	3,484
Remediation actions and other related cost	(167)	2,860	473	2,860

Total cost associated with Take 5 Matter	$1,219	$6,344	$2,819	$14,992

On May 15, 2020, we received $7.7 million from our representation and warranty insurance policy related to the acquisition of Take 5 for claims related to the Take 5 Matter, the maximum aggregate recovery under the policy.

Results of Operations for the Three Months Ended and Nine Months Ended September 30, 2020 and 2019

	Three Months Ended September 30,				Nine Months Ended September 30,
(amounts in thousands)	2020		2019		2020		2019
Revenues	$784,345	100.0%	$981,682	100.0%	$2,305,284	100.0%	$2,772,187	100.0%
Cost of revenues	625,363	79.7%	809,243	82.4%	1,881,979	81.6%	2,323,341	83.8%
Selling, general, and administrative expenses	11,855	1.5%	38,042	3.9%	133,480	5.8%	134,786	4.9%
Recovery from Take 5	—	0.0%	—	0.0%	(7,700)	(0.3)%	—	0.0%
Depreciation and amortization	58,556	7.5%	57,872	5.9%	177,513	7.7%	174,424	6.3%

Total expenses	695,774	88.7%	905,157	92.2%	2,185,272	94.8%	2,632,551	95.0%

Operating income	88,571	11.3%	76,525	7.8%	120,012	5.2%	139,636	5.0%
Interest expense, net	48,243	6.2%	57,762	5.9%	151,558	6.6%	178,471	6.4%

Income (loss) before income taxes	40,328	5.1%	18,763	1.9%	(31,546)	(1.4)%	(38,835)	(1.4)%
Provision for (benefit from) income taxes	3,623	0.5%	(3,968)	(0.4)%	(8,714)	(0.4)%	(4,277)	(0.2)%

Net income (loss)	$36,705	4.7%	$22,731	2.3%	$(22,832)	(1.0)%	$(34,558)	(1.2)%

Other Financial Data
Adjusted Net Income(1)	$65,606	8.4%	$65,825	6.7%	$131,257	5.7%	$108,495	3.9%
Adjusted EBITDA(1)	$136,253	17.4%	$144,862	14.8%	$354,648	15.4%	$359,733	13.0%

(1)

Adjusted EBITDA and Adjusted Net Income are financial measures that are not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA and Adjusted Net Income and reconciliations of net (loss) income to Adjusted EBITDA and Adjusted Net Income, see “— Non-GAAP Financial Measures.”

Comparison of the Three Months Ended September 30, 2020 and 2019

Revenues

	Three Months Ended September 30,		Change
(amounts in thousands)	2020	2019	$	%
Sales	$542,062	$503,335	$38,727	7.7%
Marketing	242,283	478,347	(236,064)	(49.3)%

Total revenues	$784,345	$981,682	$(197,337)	(20.1)%

Total revenues decreased by $197.3 million, or 20.1%, during the three months ended September 30, 2020, as compared to the three months ended September 30, 2019.

In the sales segment, revenues increased $38.7 million, of which $9.6 million were revenues from acquired businesses during the three months ended September 30, 2020 as compared to the three months ended September 30, 2019. Excluding revenues from acquired businesses, the segment experienced an increase of

$29.2 million in organic revenues. The increase in revenues was primarily driven by the continued growth of our headquarter sales and retail merchandising services for clients in traditional channels along with growth in our digital commerce services, primarily due to a combination of new client wins and increased digital commerce needs due to the COVID-19 pandemic. These were partially offset by weakness in both our food service and our European businesses due to the temporary closures affecting those industries and locations and other adverse impacts of the COVID-19 pandemic has had on these services.

In the marketing segment, revenues declined $236.1 million, which includes a $4.5 million increase in revenues from acquired businesses, net of divestitures during the three months ended September 30, 2020 as compared to the three months ended September 30, 2019. Excluding revenues from acquired businesses, the segment experienced a decline of $240.5 million in organic revenues. The decrease in revenues was primarily due to the temporary suspension of certain in-store sampling services earlier in the year as a result of the COVID-19 pandemic.

Cost of Revenues

Cost of revenues as a percentage of revenues for the three months ended September 30, 2020 was 79.7%, as compared to 82.4% for the three months ended September 30, 2019. The decrease as a percentage of revenues was largely attributable to the change in the revenue mix of our services, as well as an increase in commission-based revenues as a result of increased food purchases at retail stores, the temporary suspension of certain in-store demonstration services and a temporary reduction of travel related expenses as a result of the COVID-19 pandemic.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenues for the three months ended September 30, 2020 was 1.5%, as compared to 3.9% for the three months ended September 30, 2019. The decrease as a percentage of revenues for the three months ended September 30, 2020 was primarily attributable to a favorable settlement of lease liability obligations for certain exited leases, net of termination fees paid, the decrease in costs associated with the Take 5 Matter and the change in fair value adjustments related to contingent consideration.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $0.7 million, or 1.2%, to $58.6 million for the three months ended September 30, 2020, from $57.9 million for the three months ended September 30, 2019. The increase was primarily attributable to the depreciation and amortization of additional intangibles from recently acquired businesses.

Operating Income

	Three Months Ended September 30,		Change
(amounts in thousands)	2020	2019	$	%
Sales	$60,205	$48,077	$12,128	25.2%
Marketing	28,366	28,448	(82)	(0.3)%

Total operating income	$88,571	$76,525	$12,046	15.7%

In the sales segment, the increase in operating income during the three months ended September 30, 2020 was primarily attributable to the growth in revenues in the sales segment as described above.

In the marketing segment, operating income remained flat during the three months September 30, 2020 compared to the three months ended September 30, 2019 as a result of the decrease in revenues described above being offset by the favorable settlement of lease liability obligations for exited leases, net of termination fees paid, the decrease in costs associated with the Take 5 Matter and the change in fair value adjustments related to contingent consideration.

Interest Expense, Net

Interest expense, net decreased $9.5 million, or 16.5%, to $48.2 million for the three months ended September 30, 2020, from $57.8 million for the three months ended September 30, 2019

The decrease in interest expense, net was primarily due to a decrease in interest rates applicable to certain indebtedness for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019.

Provision for (Benefit from) Income Taxes

Provision for income taxes was $3.6 million for the three months ended September 30, 2020, as compared to a benefit from income taxes of $4.0 million for the three months ended September 30, 2019. The fluctuation was primarily attributable to a greater consolidated pre-tax income for the three months ended September 30, 2020 and variations in our forecasted annual effective tax rate.

Net Income (Loss)

The increase in net income for the three months ended September 30, 2020 was primarily attributable to the changes described in selling, general and administrative expenses above, decreased interest expense, offset by provision for income taxes.

Adjusted Net Income

The decrease in Adjusted Net Income for the three months ended September 30, 2020 was primarily attributable to the decrease in revenues noted above offset by a decrease in interest expense.

Adjusted EBITDA and Adjusted EBITDA by Segment

	Three Months Ended September 30,		Change
(amounts in thousands)	2020	2019	$	%
Sales	$101,926	$86,046	$15,880	18.5%
Marketing	34,327	58,816	(24,489)	(41.6)%

Total Adjusted EBITDA	$136,253	$144,862	$(8,609)	(5.9)%

Adjusted EBITDA decreased $8.6 million, or 5.9%, to $136.3 million for the three months ended September 30, 2020, from $144.9 million for the three months ended September 30, 2019.

The decrease in Adjusted EBITDA was primarily attributable to the decline in revenues in the marketing segment primarily due to the temporary suspension of certain in-store sampling services partially offset by the growth in revenues in the sales segment with favorable margin contributions from our headquarter sales services as described above.

Comparison of the Nine Months Ended September 30, 2020 and 2019

Revenues

	Nine Months Ended September 30,		Change
(amounts in thousands)	2020	2019	$	%
Sales	$1,510,099	$1,434,868	$75,231	5.2%
Marketing	795,185	1,337,319	(542,134)	(40.5)%

Total revenues	$2,305,284	$2,772,187	$(466,903)	(16.8)%

Total revenues decreased by $466.9 million, or 16.8%, during the nine months ended September 30, 2020, as compared to the nine months ended September 30, 2019.

The sales segment revenues increased $75.2 million, of which $44.3 million were revenues from acquired businesses during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019. Excluding revenues from acquired businesses, the segment experienced an increase of $30.9 million in organic revenues. The increase in revenues was primarily driven by growth in our headquarter sales and retail merchandising services for clients in traditional channels along with growth in our digital commerce services, primarily due to a combination of new client wins and increased digital commerce needs due to the COVID-19 pandemic. These were partially offset by weakness in both our food service and our European businesses due to the temporary closures affecting those industries and locations and other adverse impacts of the COVID-19 pandemic has had on these services.

The marketing segment revenues declined $542.1 million during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, which includes a $6.2 million increase in revenues from acquired businesses, net of divestitures. Excluding revenues from acquired businesses, the segment experienced a decline of $548.3 million in organic revenues. The decrease in revenues were primarily due to the temporary suspension of certain in-store sampling services as a result of the COVID-19 pandemic.

Cost of Revenues

Cost of revenues as a percentage of revenues for the nine months ended September 30, 2020 was 81.6%, as compared to 83.8% for the nine months ended September 30, 2019. The decreases as a percentage of revenues were largely attributable to the change in the revenue mix of our services, as well as an increase in commission-based revenues as a result of increased food purchases at retail stores, the temporary suspension of certain in-store sampling services and reduced travel related expenses as a result of the COVID-19 pandemic.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenues for the nine months ended September 30, 2020 was 5.8%, as compared to 4.9% for the nine months ended September 30, 2019. The increase as a percentage of revenues for the nine months ended September 30, 2020 was primarily attributable to the increase in restructuring charges associated with terminating certain office leases offset by reduction of expense related to Take 5 Matter including the insurance recovery.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $3.1 million, or 1.8%, to $177.5 million for the nine months ended September 30, 2020, from $174.4 million for the nine months ended September 30, 2019. The increase was primarily attributable to the depreciation and amortization of additional intangibles from recently acquired businesses.

Operating Income

	Nine Months Ended September 30,		Change
(amounts in thousands)	2020	2019	$	%
Sales	$95,420	$87,673	$7,747	8.8%
Marketing	24,592	51,963	(27,371)	(52.7)%

Total operating income	$120,012	$139,636	$(19,624)	(14.1)%

In the sales segment, the increases in operating income during the nine months ended September 30, 2020 was primarily attributable to the growth in revenues in the sales segment as described above offset by one-time restructuring charges associated with terminating certain office leases and the change in fair value adjustments related to contingent consideration, which excludes present value accretion recorded as interest expense, net.

In the marketing segment, the decrease in operating income during the nine months ended September 30, 2020 was primarily attributable to the decrease in revenues as described above coupled with one-time restructuring charges associated with terminating certain office leases offset by reduction of expenses related to Take 5 Matter including the insurance recovery and a benefit from the change in fair value adjustments related to contingent consideration due to a decrease to the liabilities of $5.7 million during the nine months ended September 30, 2020 compared to an increase in the liabilities of $5.0 million during the nine months ended September 30, 2019.

Interest Expense, Net

Interest expense, net decreased $26.9 million, or 15.1%, to $151.6 million for the nine months ended September 30, 2020, from $178.5 million for the nine months ended September 30, 2019.

The decrease in interest expense, net was primarily due to a decrease in interest rates applicable to certain indebtedness for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019.

Benefit from Income Taxes

Benefit from income taxes was $8.7 million for the nine months ended September 30, 2020 as compared to a benefit from income taxes of $4.3 million for the nine months ended September 30, 2019. The fluctuation was primarily attributable to a decline in foreign taxes for the nine months ended September 30, 2020.

Net Income (Loss)

The decrease in net loss for the nine months ended September 30, 2020 was attributable to the decrease in interest expense and the increase in the benefit from income taxes partially offset by the reduction in operating income as described above.

Adjusted Net Income

The increase in Adjusted Net Income for the nine months ended September 30, 2020 was attributable to the decrease in interest expense and the increase in the benefit from income taxes partially offset by the reduction in revenues in the marketing segment as described above.

Adjusted EBITDA and Adjusted EBITDA by Segment

	Nine Months Ended September 30,		Change
(amounts in thousands)	2020	2019	$	%
Sales	$270,509	$222,107	$48,402	21.8%
Marketing	84,139	137,626	(53,487)	(38.9)%

Total Adjusted EBITDA	$354,648	$359,733	$(5,085)	(1.4)%

Adjusted EBITDA decreased $5.1 million, or 1.4%, to $354.6 million for the nine months ended September 30, 2020, from $359.7 million for the nine months ended September 30, 2019.

The decrease in Adjusted EBITDA was primarily attributable to the decline in revenues in the marketing segment, primarily due to the temporary suspension of certain in-store sampling services, offset by the growth in revenues in the sales segment with favorable margin contributions from our headquarter sales services as described above.

Results of Operations for the Years Ended December 31, 2019 and 2018

	Year Ended December 31
(amounts in thousands)	2019		2018
Revenues	$3,785,063	100.0%	$3,707,628	100.0%
Cost of revenues	3,163,443	83.6%	3,108,651	83.8%
Selling, general, and administrative expenses	175,373	4.6%	152,493	4.1%
Impairment of goodwill and indefinite-lived assets	—		1,232,000
Loss on Take 5	—		79,165
Depreciation and amortization	232,573	6.1%	225,233	6.1%
Total expenses	3,571,389	94.4%	4,797,542	129.4%
Operating income (loss)	213,674	5.6%	(1,089,914)	(29.4)%
Interest expense, net	232,077	6.1%	229,643	6.2%
Loss before income taxes	(18,403)	(0.5)%	(1,319,557)	(35.6)%
Provision for (benefit from) income taxes	1,353	0.0%	(168,334)	(4.5)%

Net loss	$(19,756)	(0.5)%	$(1,151,223)	(31.1)%

Other Financial Data
Adjusted Net Income(1)	$169,101	4.5%	136,151	3.7%
Adjusted EBITDA(1)	$504,031	13.3%	$471,374	12.7%

(1)

Adjusted EBITDA and Adjusted Net Income are financial measures that are not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA and Adjusted Net Income and reconciliations of net (loss) income to Adjusted EBITDA and Adjusted Net Income, see “— Non-GAAP Financial Measures.”

Comparison of the Years Ended December 31, 2019 and 2018

Revenues

	Year Ended December 31,		Change
(amounts in thousands)	2019	2018	$	%
Sales	$1,954,705	$1,857,004	$97,701	5.3%
Marketing	1,830,358	1,850,624	(20,266)	(1.1)%

Total revenues	$3,785,063	$3,707,628	$77,435	2.1%

Total revenues increased by $77.4 million, or 2.1%, during the year ended December 31, 2019, as compared to the year ended December 31, 2018.

In the sales segment, revenues increased $97.7 million, of which $23.2 million were revenues from acquired businesses. Excluding the revenues from acquired businesses, the segment experienced an increase of $74.5 million in organic revenues primarily due to a new merchandising program that started in the third quarter of 2018 as well as expansion in our e-commerce and international businesses along with new client wins.

In the marketing segment, revenues declined $20.3 million, of which $25.8 million was a decline in revenues from acquisitions, net of divestitures, as revenues lost from divestitures in the period exceeded revenues from acquired businesses in the period. Excluding the revenues from acquisitions, net of divestitures, the segment experienced an increase of $5.6 million in organic revenues primarily due to growth in experiential marketing programs and shopper and digital marketing services partially offset by the effect of the termination of an experiential marketing program in the third quarter of 2018.

Cost of Revenues

Cost of revenues as a percentage of revenues for the twelve months ended December 31, 2019 was 83.6%, as compared to 83.8% for the twelve months ended December 31, 2018 which is consistent year over year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenues for the twelve months ended December 31, 2019 was 4.6%, as compared to 4.1% for the twelve months ended December 31, 2018. The increase in selling, general, and administrative expenses was primarily attributable to the change in fair value adjustments related to contingent consideration of $1.5 million, which excludes present value of accretion recorded as interest expense, net recognized as a loss during the year ended December 31, 2019 compared to $54.5 million of a gain during the year ended December 31, 2018. The increase was partially offset by the reduction of one-time expenses associated with acquisition, integration, and restructuring charges primarily attributable to the integration of Daymon following the Daymon Acquisition.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $7.4 million, or 3.3%, to $232.6 million for the twelve months ended December 31, 2019, from $225.2 million for the twelve months ended December 31, 2018. The increase was primarily attributable to amortization of additional intangibles from newly acquired businesses.

Operating Income (Loss)

	Year Ended December 31,		Change
(amounts in thousands)	2019	2018	$	%
Sales	$127,961	$(1,072,702)	$1,200,663	(111.9)%
Marketing	85,713	(17,212)	102,925	(598.0)%

Total operating income (loss)	$213,674	$(1,089,914)	$1,303,588	(119.6)%

The increase in operating income in the sales segment was primarily attributable to the non-cash goodwill and non- cash intangible asset impairment charges during the year ended December 31, 2018. The increase in the marketing segment was primarily attributable to the loss on Take 5 during the year ended December 31, 2018.

Interest Expense, net

Interest expense, net was $232.1 million for the twelve months ended December 31, 2019 versus $229.6 million for the twelve months ended December 31, 2018. The increase in interest expense, net was primarily due to an increase in the outstanding balance of indebtedness and an increase in interest rates applicable to certain indebtedness for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Provision for (Benefit from) Income Taxes

Provision for income taxes was $1.4 million for the twelve months ended December 31, 2019 as compared to the benefit from income taxes of $168.3 million for the twelve months ended December 31, 2018. The variance was primarily attributable to the pre-tax loss for the year ended December 31, 2018 that resulted from the $652.0 million non-cash goodwill impairment charge and the $580.0 million non-cash intangible asset impairment charge on our indefinite-lived sales trade name.

Net (Loss) Income

The decrease in net loss for the year ended December 31, 2019 was primarily attributable to the $1.2 billion decrease of impairment charges in the sales segment for the year ended December 31, 2018.

Adjusted Net Income

The increase in Adjusted Net Income for the year ended December 31, 2019 was attributable to the increases described in Adjusted EBTIDA below.

Adjusted EBITDA and Adjusted EBITDA by Segment

	Year Ended December 31,		Change
(amounts in thousands)	2019	2018	$	%
Sales	$309,531	$295,195	$14,336	4.9%
Marketing	194,500	176,179	18,321	10.4%

Total Adjusted EBITDA	$504,031	$471,374	$32,657	6.9%

Adjusted EBITDA increased $32.7 million, or 6.9%, to $504.0 million for the twelve months ended December 31, 2019, from $471.4 million for the twelve months ended December 31, 2018. The increase in Adjusted EBITDA in the sales segment was primarily attributable to the growth in revenues and favorable margin contributions from acquisitions as described above. The increase in Adjusted EBITDA in the marketing segment was primarily due to growth in experiential marketing programs and shopper and digital marketing services as described above, along with cost savings from the integration of Daymon achieved as a result of the Daymon Acquisition.

Comparison of the Years Ended December 31, 2018 and 2017

Revenues

	Year Ended December 31,		Change
(amounts in thousands)	2018	2017	$	%
Sales	$1,857,004	$1,588,444	$268,560	16.9%
Marketing	1,850,624	828,483	1,022,141	123.4%

Total revenues	$3,707,628	$2,416,927	$1,290,701	53.4%

Total revenues increased $1,290.7 million, or 53.4%, during the year ended December 31, 2018, as compared to the year ended December 31, 2017.

In the sales segment, the growth in revenues of $268.6 million was primarily related to revenue growth from acquired businesses of $341.5 million, which was primarily attributable to Daymon. This increase was partially offset by a decline in organic revenues of $72.9 million, which was primarily attributable to a reduction of several of our in-store reset and merchandising programs and several clients that terminated services, the largest of which transitioned to an insourced model.

In the marketing segment, the growth in revenues of $1,022.1 million is primarily related to revenues growth from acquired businesses of $1,045.5 million, which is primarily attributable to Daymon. Excluding the revenues growth from acquired businesses, the decrease of $23.4 million in organic revenues was primarily attributable to termination of an experiential marketing program in the third quarter of 2018 and to a lesser extent, a reduction in volume at several in-store sampling platforms, partially offset by growth in our digital marketing services.

Cost of Revenues

Cost of revenues as a percentage of revenues for the year ended December 31, 2018 was 83.8%, as compared to 78.3% for the year ended December 31, 2017. The increase related primarily to higher costs of revenues attributed to Daymon’s business. Daymon has historically had higher cost of revenues as a percentage of revenues than we did prior to the Daymon Acquisition, and we expect this cost level to be representative of our cost base going forward. Excluding the impact of the Daymon Acquisition, cost of revenues as a percentage of revenues would have increased slightly due to a change in revenue mix at several of our in-store reset and merchandising programs.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased $17.1 million, or 12.6%, to $152.5 million for the year ended December 31, 2018, from $135.4 million for the year ended December 31, 2017. Selling, general and administrative expenses as a percentage of revenues for the year ended December 31, 2018 was 4.1%, as compared to 5.6% for the year ended December 31, 2017. The decrease was primarily attributable to fair value adjustments related to contingent consideration resulting in a gain of $54.5 million for the year ended December 31, 2018, offset by one-time expenses associated with acquisition, integration and restructuring charges primarily attributable to the Daymon Acquisition of $56.0 million net of approximately $15.0 million of recognized synergies in the integration of Daymon.

Impairment of Goodwill and Indefinite-lived Assets

We recognized a $652.0 million non-cash goodwill impairment charge and a $580.0 million non-cash intangible asset impairment charge on our indefinite-lived sales trade name during the year ended December 31, 2018. The impairment charges were due to revised future year earnings expectations in our sales reporting unit, primarily driven by a reduction in revenues in several of our in-store reset and merchandising programs.

Loss on Take 5

We have recognized a $79.2 million loss on Take 5 in our Consolidated Statements of Comprehensive (Loss) Income during the year ended December 31, 2018, representing the $76.2 million in cash we paid for the assets of Take 5, together with restated acquired liabilities of $3.0 million.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $45.2 million, or 25.1%, to $225.2 million for the year ended December 31, 2018, from $180.0 million for the year ended December 31, 2017. The increase was primarily attributable to the depreciation and amortization of additional property and equipment and intangible assets from the Daymon Acquisition and other acquired businesses during the year ended December 31, 2018.

Operating (Loss) Income

	Year Ended December 31,		Change
(amounts in thousands)	2018	2017	$	%
Sales	$(1,072,702)	$172,171	$(1,244,873)	(723.0)%
Marketing	(17,212)	36,631	(53,843)	(147.0)%

Total operating (loss) income	$(1,089,914)	$208,802	$(1,298,716)	(622.0)%

The decrease in operating income in the sales segment was primarily attributable to the non-cash goodwill and non-cash intangible asset impairment charges. The decrease in the marketing segment was primarily attributable to the loss on Take 5.

Interest Expense, net

Interest expense, net increased $50.1 million, or 27.9%, to $229.6 million for the year ended December 31, 2018 from $179.6 million for the year ended December 31, 2017. The increase was primarily due to an increase in the amount of borrowings outstanding under our First Lien Term Loans as of February 2018 and an increase in present value accretion related to contingent consideration.

Benefit from Income Taxes

Benefit from income taxes was $168.3 million for the year ended December 31, 2018 as compared to the benefit from income taxes of $358.8 million for the year ended December 31, 2017, with effective tax rates of 12.8% and (1,227.3%), respectively. The variance was primarily attributable to the remeasurement in 2017 of the U.S. net deferred tax liabilities from the 35% to 21% tax rate as a result of the Tax Reform Act and the pre-tax loss for the year ended December 31, 2018 that resulted from the impairment.

Net (Loss) Income

The decrease in Net (loss) income for the year ended December 31, 2018 was primarily attributable to the impact of the impairment charges in the sales segment.

Adjusted Net Income

The decrease in Adjusted Net Income is primarily attributable to the increased interest expense.

Adjusted EBITDA and Adjusted EBITDA by Segment

	Year Ended December 31,		Change
(amounts in thousands)	2018	2017	$	%
Sales	$295,195	$342,067	$(46,872)	(13.7)%
Marketing	176,179	97,593	78,586	80.5%

Total Adjusted EBITDA	$471,374	$439,660	$31,714	7.2%

The increase in Adjusted EBITDA were primarily attributable to the Daymon Acquisition. The decrease in Adjusted EBITDA in the sales segment was primarily attributable to the decline in organic revenues partially offset by acquired revenues growth. The increase in Adjusted EBITDA in the marketing segment was primarily attributable to acquired revenues growth offset by decline in organic revenues as described above.

Quarterly Results of Operations

The following table sets forth our historical quarterly results of operations as well as certain operating data for each of our most recent eleven fiscal quarters. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to state fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this document. The operating results for any quarter are not necessarily indicative of the results of any future quarter.

	Three Months Ended
(in thousands)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Revenues	$784,345	$641,543	$879,396	$1,012,876	$981,682	$921,671	$868,834	$954,358	$956,729	$900,176	$896,365
Cost of revenues	625,363	509,923	746,693	840,102	809,243	770,601	743,497	777,522	795,101	761,312	774,716
Selling, general, and administrative expenses	11,855	80,569	41,056	40,587	38,042	46,993	49,751	45,954	508	58,680	47,351
Impairment of goodwill and indefinite-lived assets	—	—	—	—	—	—	—	1,232,000	—	—	—
(Recovery from) loss on Take 5	—	(7,700)	—	—	—	—	—	—	—	79,165	—
Depreciation and amortization	58,556	58,748	60,209	58,149	57,872	59,020	57,532	57,804	57,123	55,253	55,053

Total expenses	695,774	641,540	847,958	938,838	905,157	876,614	850,780	2,113,280	852,732	954,410	877,120

Operating income (loss)	88,571	3	31,438	74,038	76,525	45,057	18,054	(1,158,922)	103,997	(54,234)	19,245
Interest expense, net	48,243	51,521	51,794	53,606	57,762	59,661	61,048	63,883	56,670	55,198	53,892

Income (loss) before income taxes	40,328	(51,518)	(20,356)	20,432	18,763	(14,604)	(42,994)	(1,222,805)	47,327	(109,432)	(34,647)
Provision for (benefit from) income taxes	3,623	(13,704)	1,367	5,630	(3,968)	(1,510)	1,201	(143,726)	(10,649)	10,599	(24,558)

Net income (loss)	36,705	(37,814)	(21,723)	14,802	22,731	(13,094)	(44,195)	(1,079,079)	57,976	(120,031)	(10,089)
Less: net income (loss) attributable to noncontrolling interest	756	(410)	(15)	767	142	1,513	(1,006)	4,284	1,188	1,265	(628)

Net income (loss) attributable to stockholder of Advantage Solutions Inc.	$35,949	$(37,404)	$(21,708)	$14,035	$22,589	$(14,607)	$(43,189)	$(1,083,363)	$56,788	$(121,296)	$(9,461)

Other Financial Data
Sales Segment Adjusted EBITDA	$101,926	$90,020	$78,563	$87,424	$86,046	$73,462	$62,599	$87,250	$77,726	$68,376	$61,843
Marketing Segment Adjusted EBITDA	34,327	22,024	27,788	56,874	58,816	45,490	33,320	55,081	53,308	39,534	28,256

Total Adjusted EBITDA(1)	$136,253	$112,044	$106,351	$144,298	$144,862	$118,952	$95,919	$142,331	$131,034	$107,910	$90,099

Adjusted Net Income (Loss)(2)	$65,607	$38,802	$26,849	$60,614	$65,825	$34,289	$8,381	$43,784	$58,412	$(4,724)	$38,679

(1)

Adjusted EBITDA and Adjusted EBITDA by segment are financial measures that are not calculated in accordance with GAAP. A reconciliation of net income (loss) to Adjusted EBITDA and operating income (loss) to Adjusted EBITDA by segment is provided in the table below.

A reconciliation of net income (loss) to Adjusted EBITDA is provided in the following table:

Consolidated	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
(in thousands)
Net income (loss)	$36,705	$(37,814)	$(21,723)	$14,802	$22,731	$(13,094)	$(44,195)	$(1,079,079)	$57,976	$(120,031)	$(10,089)
Add:
Interest expense, net	48,243	51,521	51,794	53,606	57,762	59,661	61,048	63,883	56,670	55,198	53,892
Provision for (benefit from) income taxes	3,623	(13,704)	1,367	5,630	(3,968)	(1,510)	1,201	(143,726)	(10,649)	10,599	(24,558)
Depreciation and amortization	58,556	58,748	60,209	58,149	57,872	59,020	57,532	57,804	57,123	55,253	55,053
Impairment of goodwill and indefinite-lived assets	—	—	—	—	—	—	—	1,232,000	—	—	—
Sponsors’ management fee and equity-based compensation expense(a)	1,468	4,184	3,837	2,894	1,968	1,429	1,669	1,884	(9,586)	2,451	2,819
Fair value adjustments related to contingent consideration related to acquisitions(b)	(6,184)	4,128	4,095	(3,156)	(1,100)	3,402	2,370	(10,381)	(42,643)	(20)	(1,420)
Acquisition-related expenses(c)	3,683	4,861	5,529	8,714	5,308	7,608	9,846	11,315	17,510	18,570	13,760
Costs associated with COVID-19, net of benefits received(g)	(1,389)	(1,019)	1,000	—	—	—	—	—	—	—	—
EBITDA for economic interests in investments(d)	(2,005)	(887)	(1,898)	(3,329)	(2,315)	(2,150)	(627)	(2,100)	(2,288)	(1,925)	(899)
Restructuring expenses(e)	(7,635)	46,565	1,098	2,112	260	1,006	2,007	4,938	2,092	3,894	1,541
Litigation expenses(f)	(31)	2,500	104	3,500	—	—	—	1,200	—	—	—
(Recovery from) loss on Take 5	—	(7,700)	—	—	—	—	—	—	—	79,165	—
Costs associated with the Take 5 Matter(h)	1,219	661	939	1,376	6,344	3,580	5,068	4,593	4,829	4,756	—

Adjusted EBITDA	$136,253	$112,044	$106,351	$144,298	$144,862	$118,952	$95,919	$142,331	$131,034	$107,910	$90,099

Financial information by segment, including a reconciliation of operating income (loss), the closest GAAP financial measure, to Adjusted EBITDA by segment is provided in the following tables:

Sales Segment	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
(in thousands)
Operating income (loss)	$60,205	$11,021	$24,194	$40,288	$48,077	$26,513	$13,083	$(1,184,927)	$79,034	$18,024	$15,167
Add:
Depreciation and amortization	41,978	42,234	43,107	40,803	40,273	40,047	40,440	39,646	39,340	39,520	38,592
Impairment of goodwill and indefinite-lived assets	—	—	—	—	—	—	—	1,232,000	—	—	—
Sponsors’ management fee and equity-based compensation expense(a)	1,398	3,538	3,199	2,062	1,603	1,365	1,388	3,280	(5,646)	1,596	1,790
Fair value adjustments related to contingent consideration related to acquisitions(b)	(669)	4,128	4,312	(2,401)	(4,880)	3,049	1,512	(11,357)	(42,504)	(20)	(747)
Acquisition-related expenses(c)	3,581	4,081	4,156	5,216	3,117	4,221	5,722	6,989	8,614	9,206	6,890
Costs associated with COVID-19, net of benefits received(g)	(1,198)	530	810	—	—	—	—	—	—	—	—
EBITDA for economic interests in investments(d)	(2,142)	(1,338)	(2,071)	(3,243)	(2,323)	(2,116)	(713)	(2,200)	(2,234)	(1,875)	(846)
Restructuring expenses(e)	(1,227)	23,326	752	1,199	179	383	1,167	2,619	1,122	1,925	997
Litigation expenses(f)	—	2,500	104	3,500	—	—	—	1,200	—	—	—

Sales Segment Adjusted EBITDA	$101,926	$90,020	$78,563	$87,424	$86,046	$73,462	$62,599	$87,250	$77,726	$68,376	$61,843

Marketing Segment	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
(in thousands)
Operating income (loss)	$28,366	$(11,018)	$7,244	$33,750	$28,448	$18,544	$4,971	$26,005	$24,963	$(72,258)	$4,078
Add:
Depreciation and amortization	16,578	16,514	17,102	17,346	17,599	18,973	17,092	18,158	17,783	15,733	16,461
Sponsors’ management fee and equity-based compensation expense(a)	70	646	638	832	365	64	281	(1,396)	(3,940)	855	1,029
Fair value adjustments related to contingent consideration related to acquisitions(b)	(5,515)	—	(217)	(755)	3,780	353	858	976	(139)	—	(673)
Acquisition-related expenses(c)	102	780	1,373	3,498	2,191	3,387	4,124	4,326	8,896	9,364	6,870
Costs associated with COVID-19, net of benefits received(g)	(191)	(1,549)	190	—	—	—	—	—	—	—	—
EBITDA for economic interests in investments(d)	137	451	173	(86)	8	(34)	86	100	(54)	(50)	(53)
Restructuring expenses(e)	(6,408)	23,239	346	913	81	623	840	2,319	970	1,969	544
Litigation expenses(f)	(31)	—	—	—	—	—	—	—	—	—	—
(Recovery from) loss on Take 5	—	(7,700)	—	—	—	—	—	—	—	79,165	—
Costs associated with the Take 5 Matter(h)	1,219	661	939	1,376	6,344	3,580	5,068	4,593	4,829	4,756	—

Marketing Segment Adjusted EBITDA	$34,327	$22,024	$27,788	$56,874	$58,816	$45,490	$33,320	$55,081	$53,308	$39,534	$28,256

(a)

Represents the management fees and reimbursements for expenses paid to certain of the Advantage Sponsors (or certain of the management companies associated with it or its advisors) pursuant to a management services agreement. Also represents expenses related to (i) equity-based compensation associated with grants of Common Series D Units of Topco made to one of Advantage Sponsors, (ii) compensation amounts associated with the Company’s Management Incentive Plan originally scheduled for potential payment March 2022, and (iii) compensation amounts associated with the anniversary payments to Tanya Domier.
(b)

Represents adjustments to the estimated fair value of our contingent consideration liabilities related to our acquisitions, excluding the present value accretion recorded in interest expense, net, for the applicable periods. See Note 6 to our unaudited condensed consolidated financial statements for the three months ended and the nine months ended September 30, 2020 and 2019.

(c)

Represents fees and costs associated with activities related to our acquisitions and restructuring activities related to our equity ownership, including professional fees, due diligence and integration activities.

(d)

Represents additions to reflect our proportional share of Adjusted EBITDA related to our equity method investments and reductions to remove the Adjusted EBITDA related to the minority ownership percentage of the entities that we fully consolidate in our financial statements.

(e)

Represents fees and costs associated with various internal reorganization activities among our consolidated entities. The decrease for the three months ended September 30, 2020 relates primarily to the non-cash settlement of lease liabilities and the increase in the three months ended September 30, 2020 relates primarily to costs related to the abandonment of certain office leases. For additional information, refer to Note 10 — Commitments and Contingencies of our condensed consolidated financial statements for the three months ended and the nine months ended September 30, 2020.

(f)	Represents legal settlements that are unusual or infrequent costs associated with our operating activities.
(g)

Represents (1) costs related to implementation of strategies for workplace safety in response to COVID-19, including employee-relief fund, additional sick pay for front-line associates, medical benefit payments for furloughed associates, and personal protective equipment and (2) benefits received from government grants for COVID-19 relief.

(h)

Represents $1.2 million, $0.7 million, $0.9 million, $1.4 million, $6.3 million of costs associated with investigation and remediation activities related to the Take 5 Matter, primarily, professional fees and other related costs, respectively for the three months ended September 30, 2020, June 30, 2020, March 31, 2020, December 31, 2019, and September 30, 2019, respectively. Represents $3.6 million, $5.1 million, $4.6 million, $4.8 million, and $4.8 million of operating expenses associated with the Take 5 business, which we believe do not reflect the ongoing operating performance of our business for the three months ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018, and June 30, 2018, respectively.

(2)	Adjusted Net Income (Loss) is a financial measure that is not calculated in accordance with GAAP. A reconciliation of net income (loss) to Adjusted Net Income is provided in the following table:

	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
(in thousands)
Net income (loss)	$36,705	$(37,814)	$(21,723)	$14,802	$22,731	$(13,094)	$(44,195)	$(1,079,079)	$57,976	$(120,031)	$(10,089)
Less: Net (loss) income attributable to noncontrolling interest	756	(410)	(15)	767	142	1,513	(1,006)	4,284	1,188	1,265	(628)
Add:
Impairment of goodwill and indefinite-lived assets	—	—	—	—	—	—	—	1,232,000	—	—	—
Sponsors’ management fee and equity-based compensation expense(a)	1,468	4,184	3,837	2,894	1,968	1,429	1,669	1,884	(9,586)	2,451	2,819
Fair value adjustments related to contingent consideration related to acquisitions(b)	(6,184)	4,128	4,095	(3,156)	(1,100)	3,402	2,370	(10,381)	(42,643)	(20)	(1,420)
Acquisition-related expenses(c)	3,683	4,861	5,529	8,714	5,308	7,608	9,846	11,315	17,510	18,570	13,760
Restructuring expenses(d)	(7,635)	46,565	1,098	2,112	260	1,006	2,007	4,938	2,092	3,894	1,541
Litigation expenses(e)	(31)	2,500	104	3,500	—	—	—	1,200	—	—	—
Costs associated with COVID-19, net of benefits received(f)	(1,389)	(1,019)	1,000	—	—	—	—	—	—	—	—
Amortization of intangible assets(g)	47,781	47,652	47,846	47,030	47,633	47,746	47,472	47,984	47,677	46,775	46,395
(Recovery from) loss on Take 5	—	(7,700)	—	—	—	—	—	—	—	79,165	—
Costs associated with the Take 5 Matter(h)	1,219	661	939	1,376	6,344	3,580	5,068	4,593	4,829	4,756	—
Tax adjustments related to non-GAAP adjustments(i)	(9,254)	(25,626)	(15,891)	(15,891)	(17,177)	(15,875)	(16,862)	(166,386)	(18,255)	(39,019)	(14,955)

Adjusted Net Income (Loss)	$65,607	$38,802	$26,849	$60,614	$65,825	$34,289	$8,381	$43,784	$58,412	$(4,724)	$38,679

(a)

Represents the management fees and reimbursements for expenses paid to certain of the Advantage Sponsors (or certain of the management companies associated with it or its advisors) pursuant to a management services agreement. Also represents expenses related to (i) equity-based compensation associated with grants of Common Series D Units of Topco made to one of the Advantage Sponsors, (ii) compensation amounts associated with the Company’s Management Incentive Plan originally scheduled for potential payment March 2022, and (iii) compensation amounts associated with the anniversary payments to Tanya Domier.

(b)

Represents adjustments to the estimated fair value of our contingent consideration liabilities related to our acquisitions, excluding the present value accretion recorded in interest expense, net, for the applicable periods. See Note 6 to our unaudited condensed consolidated financial statements for the three months ended and the nine months ended September 30, 2020 and 2019.

(c)

Represents fees and costs associated with activities related to our acquisitions and restructuring activities related to our equity ownership, including professional fees, due diligence and integration activities.

(d)

Represents fees and costs associated with various internal reorganization activities among our consolidated entities. The decrease for the three months ended September 30, 2020 relates primarily to the non-cash settlement of lease liabilities and the increase in the nine months ended September 30, 2020 relates primarily to costs related to the abandonment of certain office leases. For additional information, refer to Note 10 — Commitments and Contingencies of our condensed consolidated financial statements for the three months ended and the nine months ended September 30, 2020.

(e)	Represents legal settlements that are unusual or infrequent costs associated with our operating activities.
(f)

Represents (1) costs related to implementation of strategies for workplace safety in response to COVID-19, including employee-relief fund, additional sick pay for front-line associates, medical benefit payments for furloughed associates, and personal protective equipment and (2) benefits received from government grants for COVID-19 relief.

(g)	Represents the amortization of intangible assets recorded in connection with the 2014 Topco Acquisition and our other acquisitions.
(h)

Represents $1.2 million, $0.7 million, $0.9 million, $1.4 million, $6.3 million of costs associated with investigation and remediation activities related to the Take 5 Matter, primarily, professional fees and other related costs, respectively for the three months ended September 30, 2020, June 30, 2020, March 31, 2020, December 31, 2019, and September 30, 2019, respectively. Represents $3.6 million, $5.1 million, $4.6 million, $4.8 million, and $4.8 million of operating expenses associated with the Take 5 business, which we believe do not reflect the ongoing operating performance of our business for the three months ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018, and June 30, 2018, respectively.

(i)

Represents the tax provision or benefits associated with the adjustments above, taking into account the Company’s applicable tax rates, after excluding adjustments related to items that do not have a related tax impact.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA by segment are supplemental financial measures of our operating performance that are not recognized under GAAP. Adjusted EBITDA means net income (loss) before (i) interest expense, net, (ii) (benefit from) provision for income taxes, (iii) depreciation, (iv) impairment of goodwill and indefinite-lived assets, (v) amortization of intangible assets, (vi) Advantage Sponsors’ management fees and equity-based compensation expense, (vii) fair value adjustments of contingent consideration related to acquisitions, (viii) acquisition-related expenses, (ix) costs associated with COVID-19, net of benefits received, (x) EBITDA for economic interests in investments, (xi) restructuring expenses, (xii) litigation expenses, (xiii) (Recovery from) loss on Take 5, (xiv) costs associated with the Take 5 Matter and (xv) other adjustments that management believes are helpful in evaluating our operating performance.

We present Adjusted EBITDA and Adjusted EBITDA by segment because they are key operating measures used by us to assess our financial performance. These measures adjust for items that we believe do not reflect the ongoing operating performance of our business, such as certain noncash items, unusual or infrequent items or items that change from period to period without any material relevance to our operating performance. We evaluate these measures in conjunction with our results according to GAAP because we believe they provide a more complete understanding of factors and trends affecting our business than GAAP measures alone. Furthermore, the agreements governing our indebtedness contain covenants and other tests based on measures substantially similar to Adjusted EBITDA. None of Adjusted EBITDA or Adjusted EBITDA by segment should be considered as an alternative for our most directly comparable measure presented on a GAAP basis.

Adjusted Net Income is a non-GAAP financial measure. Adjusted Net Income means net (loss) income before (i) impairment of goodwill and indefinite-lived assets, (ii) amortization of intangible assets, (iii) private equity sponsors’ management fees and equity-based compensation expense, (iv) fair value adjustments of contingent consideration related to acquisitions, (v) acquisition-related expenses, (vi) costs associated with

COVID-19, net of benefits received, (vii) EBITDA for economic interests in investments, (viii) restructuring expenses, (ix) litigation expenses, (x) (Recovery from) loss on Take 5, (xi) costs associated with the Take 5 Matter, (xii) other adjustments that management believes are helpful in evaluating our operating performance, and (xiii) related tax adjustments.

We present Adjusted Net Income because we use it as a supplemental measure to evaluate the performance of our business in a way that also considers our ability to generate profit without the impact of items that we do not believe are indicative of our operating performance or are unusual or infrequent in nature and aid in the comparability of our performance from period to period. Adjusted Net Income should not be considered as an alternative for our most directly comparable measure presented on a GAAP basis.

A reconciliation of net income (loss) to Adjusted Net Income for the three months ended and the nine months ended September 30, 2020 and 2019 is provided in the following table:

Consolidated	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(in thousands)
Net income (loss)	$36,705	$22,731	$(22,832)	$(34,558)
Less: net income attributable to noncontrolling interests	756	142	331	649
Add:
Sponsors’ management fee and equity-based compensation expense(a)	1,468	1,968	9,489	5,066
Fair value adjustments related to contingent consideration related to acquisitions(b)	(6,184)	(1,100)	2,039	4,672
Acquisition-related expenses(c)	3,683	5,308	14,073	22,762
Amortization of intangible assets	47,781	47,633	143,279	142,851
Restructuring expenses(e)	(7,635)	260	40,028	3,273
Litigation expenses(g)	(31)	—	2,573	—
Costs associated with COVID-19, net of benefits received(f)	(1,389)	—	(1,408)	—
Recovery from Take 5	—	—	(7,700)	—
Costs associated with the Take 5 Matter(h)	1,219	6,344	2,819	14,992
Tax adjustments related to non-GAAP adjustments(i)	(9,254)	(17,177)	(50,771)	(49,914)

Adjusted Net Income	$65,607	$65,825	$131,258	$108,495

A reconciliation of net income (loss) to Adjusted EBITDA for the three months ended and the nine months ended September 30, 2020 and 2019 is provided in the following table:

Consolidated	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(in thousands)
Net income (loss)	$36,705	$22,731	$(22,832)	$(34,558)
Add:
Interest expense, net	48,243	57,762	151,558	178,471
(Benefit from) provision for income taxes	3,623	(3,968)	(8,714)	(4,277)
Depreciation and amortization	58,556	57,872	177,513	174,424
Sponsors’ management fee and equity-based compensation expense(a)	1,468	1,968	9,489	5,066
Fair value adjustments related to contingent consideration related to acquisitions(b)	(6,184)	(1,100)	2,039	4,672
Acquisition-related expenses(c)	3,683	5,308	14,073	22,762
EBITDA for economic interests in investments(d)	(2,005)	(2,315)	(4,790)	(5,092)
Restructuring expenses(e)	(7,635)	260	40,028	3,273
Litigation expenses(g)	(31)	—	2,573	—
Costs associated with COVID-19, net of benefits received(f)	(1,389)	—	(1,408)	—
Recovery from Take 5	—	—	(7,700)	—
Costs associated with the Take 5 Matter(h)	1,219	6,344	2,819	14,992

Adjusted EBITDA	$136,253	$144,862	$354,648	$359,733

Financial information by segment, including a reconciliation of operating income, the closest GAAP financial measure, to Adjusted EBITDA by segment for the three months ended and the nine months ended September 30, 2020 and 2019 is provided in the following table:

Sales Segment	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(in thousands)
Operating income	$60,205	$48,077	$95,420	$87,673
Add:
Depreciation and amortization	41,978	40,273	127,319	120,760
Sponsors’ management fee and equity-based compensation expense(a)	1,398	1,603	8,135	4,356
Fair value adjustments related to contingent consideration related to acquisitions(b)	(669)	(4,880)	7,771	(319)
Acquisition-related expenses(c)	3,581	3,117	11,818	13,060
EBITDA for economic interests in investments(d)	(2,142)	(2,323)	(5,551)	(5,152)
Restructuring expenses(e)	(1,227)	179	22,851	1,729
Costs associated with COVID-19, net of benefits received(f)	(1,198)	—	142	—
Litigation expenses(g)	—	—	2,604	—

Sales Segment Adjusted EBITDA	$101,926	$86,046	$270,509	$222,107

Marketing Segment	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(in thousands)
Operating income	$28,366	$28,448	$24,592	$51,963
Add:
Depreciation and amortization	16,578	17,599	50,194	53,664
Sponsors’ management fee and equity-based compensation expense(a)	70	365	1,354	710
Fair value adjustments related to contingent consideration related to acquisitions(b)	(5,515)	3,780	(5,732)	4,991
Acquisition-related expenses(c)	102	2,191	2,255	9,702
EBITDA for economic interests in investments(d)	137	8	761	60
Restructuring expenses(e)	(6,408)	81	17,177	1,544
Costs associated with COVID-19, net of benefits received(f)	(191)	—	(1,550)	—
Litigation expenses(g)	(31)	—	(31)	—
Recovery from Take 5	—	—	(7,700)	—
Costs associated with the Take 5 Matter(h)	1,219	6,344	2,819	14,992

Marketing Segment Adjusted EBITDA	$34,327	$58,816	$84,139	$137,626

(a)

Represents the management fees and reimbursements for expenses paid to certain of the Advantage Sponsors (or certain of the management companies associated with it or its advisors) pursuant to a management services agreement in the three months ended and the nine months ended September 30, 2020 and 2019. Also represents expenses related to (i) equity-based compensation associated with grants of Common Series D Units of Topco made to one of the Advantage Sponsors, (ii) compensation amounts associated with the Company’s Management Incentive Plan originally scheduled for potential payment March 2022, and (iii) compensation amounts associated with the anniversary payments to Tanya Domier.

(b)

Represents adjustments to the estimated fair value of our contingent consideration liabilities related to our acquisitions, excluding the present value accretion recorded in interest expense, net, for the applicable periods. See Note 6 to our unaudited condensed consolidated financial statements for the three months ended and nine months ended September 30, 2020 and 2019.

(c)

Represents fees and costs associated with activities related to our acquisitions and restructuring activities related to our equity ownership, including professional fees, due diligence and integration activities.

(d)

Represents additions to reflect our proportional share of Adjusted EBITDA related to our equity method investments and reductions to remove the Adjusted EBITDA related to the minority ownership percentage of the entities that we fully consolidate in our financial statements for the three months ended and the nine months ended September 30, 2020 and 2019, respectively.

(e)

Represents fees and costs associated with various internal reorganization activities among our consolidated entities. The decrease for the three months ended September 30, 2020 relates primarily to the non-cash settlement of lease liabilities and the increase in the nine months ended September 30, 2020 relates primarily to costs related to the abandonment of certain office leases. For additional information, refer to Note 10 — Commitments and Contingencies of our condensed consolidated financial statements for the three months ended and the nine months ended September 30, 2020.

(f)

Represents (1) costs related to implementation of strategies for workplace safety in response to COVID-19, including employee-relief fund, additional sick pay for front-line associates, medical benefit payments for furloughed associates, and personal protective equipment; and (2) benefits received from government grants for COVID-19 relief.

(g)	Represents legal settlements that are unusual or infrequent costs associated with our operating activities.
(h)

Represents $1.2 million, $6.3 million, $2.8 million, and $6.3 million of costs associated with investigation and remediation activities related to the Take 5 Matter, primarily, professional fees and other related costs, respectively for the three months ended and the nine months ended September 30, 2020 and 2019, respectively. Represents $8.6 million of operating expenses associated with the Take 5 business, which we believe do not reflect the ongoing operating performance of our business for the nine months ended September 30, 2019.
(i)

Represents the tax provision or benefit associated with the adjustments above, taking into account the Company’s applicable tax rates, after excluding adjustments related to items that do not have a related tax impact.

A reconciliation of net loss (income) to Adjusted Net Income for the years ended December 31, 2019, 2018, and 2017 is provided in the following table:

	Year Ended December 31,
	2019	2018	2017
(in thousands)
Net loss (income)	$(19,756)	$(1,151,223)	$388,042
Less: Net income attributable to noncontrolling interest	1,416	6,109	1,637
Add:
Impairment of goodwill and indefinite-lived assets	—	1,232,000	—
Sponsors’ management fee and equity-based compensation expense(a)	7,960	(2,432)	9,882
Fair value adjustments related to contingent consideration related to acquisitions(b)	1,516	(54,464)	12,757
Acquisition-related expenses(c)	31,476	61,155	25,251
Amortization of intangible assets	189,881	188,831	149,131
Restructuring expenses(e)	5,385	12,465	7,343
Litigation expenses(f)	3,500	1,200	271
Loss on Take 5	—	79,165	—
Costs associated with the Take 5 Matter(g)	16,368	14,178	—
Tax adjustments related to non-GAAP adjustments(h)	(65,805)	(238,615)	(70,660)
Impact of tax law change on deferred taxes(i)	—	—	(382,336)

Adjusted Net Income	$169,109	$136,151	$138,044

A reconciliation of net loss (income) to Adjusted EBITDA for the years ended December 31, 2019, 2018, and 2017 is provided in the following table:

Consolidated	Year Ended December 31,
	2019	2018	2017
(in thousands)
Net loss (income)	$(19,756)	$(1,151,223)	$388,042
Add:
Interest expense, net	232,077	229,643	179,566
Provision for (benefit from) income taxes	1,353	(168,334)	(358,806)
Depreciation and amortization	232,573	225,233	179,990
Impairment of goodwill and indefinite-lived assets	—	1,232,000	—
Sponsors’ management fee and equity-based compensation expense(a)	7,960	(2,432)	9,882
Fair value adjustments related to contingent consideration related to acquisitions(b)	1,516	(54,464)	12,757
Acquisition-related expenses(c)	31,476	61,155	25,251
EBITDA for economic interests in investments(d)	(8,421)	(7,212)	(4,636)
Restructuring expenses(e)	5,385	12,465	7,343
Litigation expenses(f)	3,500	1,200	271
Loss on Take 5	—	79,165	—
Costs associated with the Take 5 Matter(g)	16,368	14,178	—

Adjusted EBITDA	$504,031	$471,374	$439,660

Financial information by segment, including a reconciliation of operating income, the closest GAAP financial measure, to Adjusted EBITDA by segment for the years ended December 31, 2019, 2018, and 2017 is provided in the following table:

Sales Segment	Year Ended December 31,
	2019	2018	2017
(in thousands)
Operating income (loss)	$127,961	$(1,072,702)	$172,171
Add:
Depreciation and amortization	161,563	157,098	139,634
Impairment of goodwill and indefinite-lived assets	—	1,232,000	—
Sponsors’ management fee and equity-based compensation expense(a)	6,418	1,020	8,043
Fair value adjustments related to contingent consideration related to acquisitions(b)	(2,720)	(54,628)	2,397
Acquisition-related expenses(c)	18,276	31,699	19,110
EBITDA for economic interests in investments(d)	(8,395)	(7,155)	(4,520)
Restructuring expenses(e)	2,928	6,663	5,159
Litigation expenses(f)	3,500	1,200	73

Sales Segment Adjusted EBITDA	$309,531	$295,195	$342,067

Marketing Segment	Year Ended December 31,
	2019	2018	2017
(in thousands)
Operating income (loss)	$85,713	$(17,212)	$36,631
Add:
Depreciation and amortization	71,010	68,135	40,356
Sponsors’ management fee and equity-based compensation expense(a)	1,542	(3,452)	1,839
Fair value adjustments related to contingent consideration related to acquisitions(b)	4,236	164	10,360
Acquisition-related expenses(c)	13,200	29,456	6,141
EBITDA for economic interests in investments(d)	(26)	(57)	(116)
Restructuring expenses(e)	2,457	5,802	2,184
Litigation expenses(f)	—	—	198
Loss on Take 5	—	79,165	—
Costs associated with the Take 5 Matter(g)	16,368	14,178	—

Marketing Segment Adjusted EBITDA	$194,500	$176,179	$97,593

(a)

Represents the management fees and reimbursements for expenses paid to certain of the Advantage Sponsors (or certain of the management companies associated with it or its advisors) pursuant to a management services agreement. Also represents expenses related to (i) equity-based compensation associated with grants of Common Series D Units of Topco made to one of the Advantage Sponsors, (ii) compensation amounts associated with the Company’s Management Incentive Plan originally scheduled for potential payment March 2022, and (iii) compensation amounts associated with the anniversary payments to Tanya Domier.

(b)

Represents adjustments to the estimated fair value of our contingent consideration liabilities related to our acquisitions, excluding the present value accretion recorded in interest expense, net, for the applicable periods. See Note 6 to our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

(c)

Represents fees and costs associated with activities related to our acquisitions and restructuring activities related to our equity ownership, including professional fees, due diligence and integration activities.

(d)

Represents additions to reflect our proportional share of Adjusted EBITDA related to our equity method investments and reductions to remove the Adjusted EBITDA related to the minority ownership percentage of the entities that we fully consolidate in our financial statements for the years ended December 31, 2019, 2018 and 2017, respectively.

(e)	Represents fees and costs associated with various internal reorganization activities among our consolidated entities.
(f)	Represents legal settlements that are unusual or infrequent costs associated with our operating activities.
(g)

Represents $8.6 million and $14.2 million of operating expenses associated with the Take 5 business we incurred for the year ended December 31, 2019 and 2018, respectively. Represents $7.7 million and zero of costs associated with investigation and remediation activities, including professional fees for the year ended December 31, 2019 and 2018, respectively.

(h)

Represents the tax provision or benefit associated with the adjustments above, taking into account the Company’s applicable tax rates, after excluding adjustments related to items that do not have a related tax impact.

(i)	Represents the changes in tax law as a result of the implementation of the U.S. federal income tax legislation referred to as the Tax Cuts and Jobs Act.

Liquidity and Capital Resources

Prior to the Transactions, our principal sources of liquidity have been cash flows from operations, borrowings under the Revolving Credit Facility and other debt. As of September 30, 2020, we had $2.5 billion of debt outstanding under the First Lien Term Loan and $760 million of debt outstanding under the Second Lien which were scheduled to mature in July 2021 and July 2022, respectively. On October 28, 2020, in connection with the Merger, we repaid the outstanding debt under the First and Second Lien Agreements, and accounts receivable securitization facility and entered into the New Senior Secured Credit Facilities consisting of a $1,325.0 million New Term Loan Facility and a $400.0 million New Revolving Facility. We have borrowed an additional $100.0 million under the New Revolving Credit Facility and issued $775.0 million of Senior Secured Notes. Following the Transactions, we expect our principal sources of liquidity are cash flows from operations, borrowings under our New Revolving Credit Facility, and other debt. Our principal uses of cash are operating expenses, working capital requirements, acquisitions, and repayment of debt.

We have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year from the date of this prospectus. Based on the actions we have taken as described above and our resulting current resources, we completed an updated evaluation of our ability to continue as going concern and have concluded the factors that previously raised substantial doubt about our ability to continue as going concern no longer exist as of the date of this prospectus.

Cash Flows

A summary of our cash operating, investing and financing activities are shown in the following table:

	Nine Months Ended September 30,
(in thousands)	2020	2019
Net cash provided by operating activities	$290,105	$130,848
Net cash used in investing activities	(74,572)	(40,832)
Net cash provided by (used in) provided by financing activities	90,454	(35,095)
Net effect of foreign currency fluctuations on cash	(1,187)	(1,239)

Net change in cash, cash equivalents and restricted cash	$304,800	$53,682

Net Cash Provided by Operating Activities

Net cash provided by operating activities during the nine months ended September 30, 2020, consisted of net loss of $22.8 million adjusted for certain non-cash items, including depreciation and amortization of $177.5 million and effects of changes in working capital. Net cash provided by operating activities during the nine months ended September 30, 2019, consists of net loss of $34.6 million adjusted for certain non-cash items, including depreciation and amortization of $174.4 million and effects of changes in working capital. The increase in cash provided by operating activities during the nine months ended September 30, 2020 relative to the same period in 2019 was primarily due to the reduced working capital need as a result of the temporary suspension of certain in-store sampling services during the nine months ended September 30, 2020. To a lesser extent, the reduction of income taxes and the deferral of payment of our portion of Social Security taxes of $30.8 million have also contributed to the increase in cash provided by operating activities.

Net Cash Used in Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2020, primarily consisted of the purchase of businesses, net of cash acquired of $51.4 million and purchase of property and equipment of $23.2 million. Net cash used in investing activities during the nine months ended September 30, 2019, primarily consisted of the purchase of businesses, net of cash acquired of $5.2 million, purchase of property and equipment of $36.7 million, and the proceeds from divestitures of $1.8 million.

Net Cash provided by (used in) Financing Activities

We primarily finance our growth through cash flows from operations, however, we also incur long-term debt or borrow under lines of credit when necessary to execute acquisitions. Cash flows from financing activities consisted of borrowings related to these lines of credit and subsequent payments of principal and financing fees. Additionally, many of our acquisition agreements include contingent consideration arrangements, which are generally based on the achievement of future financial performance by the operations attributable to the acquired companies. The portion of the cash payment up to the acquisition date fair value of the contingent consideration liability are classified as a financing outflows, and amounts paid in excess of the acquisition date fair value of that liability are classified as operating outflows. Cash flows related to financing activities during the nine months ended September 30, 2020, were primarily related to the borrowing and subsequent repayment of $104.9 million under our revolving credit facility, proceeds of $120.0 million from an accounts receivable AR Facility, dated April 24, 2020 (the “AR Facility”), proceeds of $2.8 million from one of our majority owned subsidiaries operating in Japan entering into a local government loan program, principal payments of $19.8 million on our long-term debt and $11.4 million related to payments of contingent consideration and holdback payments. Cash flows related to financing activities during the nine months ended September 30, 2019 were primarily related to principal payments of $19.1 million on our long-term debt and $22.4 million related to payments of contingent consideration.

In response to the COVID-19 pandemic and the related containment and mitigation measures, in March 2020, we increased our borrowings by $80.0 million under our revolving credit facility as a precautionary measure to increase our cash position, preserve financial flexibility and maintain liquidity. Subsequently on May 15, 2020, we paid off the additional borrowings of $80.0 million, due to the more than adequate cash balance at that time. On May 25, 2020, one of our majority owned subsidiaries operating in Japan entered into two loan agreements and had aggregate principal amount of $2.8 million borrowings from a bank lender pursuant to a local government loan program. The loan bears an interest rate of 1.82% per annum with maturity date of May 27, 2029 and amounts under the loans will be repayable to the lender in monthly installments.

Description of Credit Facilities

New Senior Secured Credit Facilities

In connection with the consummation of the Transaction, Advantage Sales & Marketing Inc., an indirect wholly-owned subsidiary of the Company entered into (i) a new senior secured asset-based revolving credit facility in an aggregate principal amount of up to $400.0 million, subject to borrowing base capacity (the “New Revolving Credit Facility”) and (ii) a new secured first lien term loan credit facility in an aggregate principal amount of $1.325 billion (the “New Term Loan Facility” and together with the New Revolving Credit Facility, the “New Senior Secured Credit Facilities”).

New Revolving Credit Facility

Our New Revolving Credit Facility provides for revolving loans and letters of credit in an aggregate amount of up to $400.0 million, subject to borrowing base capacity. Letters of credit are limited to the lesser of (a) $150.0 million and (b) the aggregate unused amount of commitments under our New Revolving Credit Facility then in effect. Loans under our New Revolving Credit Facility may denominated in either U.S. dollars or Canadian dollars. Bank of America, N.A., will act as administrative agent and ABL Collateral Agent. Our New Revolving Credit Facility matures five years after the date we enter into our New Revolving Credit Facility. We may use borrowings under our New Revolving Credit Facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments.

Borrowings under our New Revolving Credit Facility are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable plus specified percentages of qualified cash, minus the amount of any applicable reserves. Borrowings will bear interest at a floating rate, which can be either an adjusted Eurodollar rate plus an applicable margin or, at our option, a base rate plus an applicable margin. The applicable margins for the New Revolving Credit Facility are 2.00%, 2.25% or 2.50%, with respect to Eurodollar rate borrowings and 1.00%, 1.25% or 1.50%, with respect to base rate borrowings, in each case depending on average excess availability under the New Revolving Credit Facility. Our ability to draw under our New Revolving Credit Facility or issue letters of credit thereunder will be conditioned upon, among other things, our delivery of prior written notice of a borrowing or issuance, as applicable, our ability to reaffirm the representations and warranties contained in the credit agreement governing our New Revolving Credit Facility and the absence of any default or event of default thereunder.

Our obligations under our New Revolving Credit Facility are guaranteed by Karman Intermediate Corp. (“Holdings”) and all of the Company’s direct and indirect wholly owned material U.S. subsidiaries (subject to certain permitted exceptions) and Canadian subsidiaries (subject to certain permitted exceptions, including exceptions based on immateriality thresholders of aggregate assets and revenues of Canadian subsidiaries) (the “Guarantors”). Our New Revolving Credit Facility is secured by a lien on substantially all of Holdings’, the Company’s and the Guarantors’ assets (subject to certain permitted exceptions). Our New Revolving Credit Facility has a first-priority lien on the current asset collateral and a second-priority lien on security interests in the fixed asset collateral (second in priority to the liens securing the Senior Secured Notes and our New Term Loan Facility discussed below), in each case, subject to other permitted liens.

The following fees will be applicable under our New Revolving Credit Facility: (i) an unused line fee of 0.375% or 0.250% per annum of the unused portion of our New Revolving Credit Facility, depending on average excess availability under the New Revolving Credit Facility; (ii) a letter of credit participation fee on the aggregate stated amount of each letter of credit equal to the applicable margin for adjusted Eurodollar rate loans, as applicable; and (iii) certain other customary fees and expenses of the lenders and agents thereunder.

Our New Revolving Credit Facility contains customary covenants, including, but not limited to, restrictions on our ability and that of our subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness, enter into transactions with affiliates or change our line of business. Our New Revolving Credit Facility will require the maintenance of a fixed charge coverage ratio (as set forth in the credit agreement governing our New Revolving Credit Facility) of 1.00 to 1.00 at the end of each fiscal quarter when excess availability is less than the greater of $25 million and 10% of the lesser of the borrowing base and maximum borrowing capacity. Such fixed charge coverage ratio will be tested at the end of each quarter until such time as excess availability exceeds the level set forth above.

Our New Revolving Credit Facility provides that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy, insolvency, corporate arrangement, winding-up, liquidation or similar proceedings, material money judgments, material pension-plan events, certain change of control events and other customary events of default.

New Term Loan Facility

The New Term Loan Facility consists of a term loan facility denominated in US dollars in an aggregate principal amount of $1,325 million. Borrowings under our New Term Loan Facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount. Borrowings will bear interest at a floating rate, which can be either an adjusted Eurodollar rate plus an applicable margin or, at our option, a base rate plus an applicable margin. The applicable margins for the New Term Loan Facility 5.25% with respect to Eurodollar rate borrowings and 4.25% with respect to base rate borrowings.

We may voluntarily prepay loans or reduce commitments under our New Term Loan Facility, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty (other than a 1.00%

premium on any prepayment in connection with a repricing transaction prior to the date that is twelve months after the date we entered into our New Term Loan Facility).

We will be required to prepay our New Term Loan Facility with 100% of the net cash proceeds of certain asset sales (such percentage subject to reduction based on the achievement of specific first lien net leverage ratios) and subject to certain reinvestment rights, 100% of the net cash proceeds of certain debt issuances and 50% of excess cash flow (such percentage subject to reduction based on the achievement of specific first lien net leverage ratios).

Our obligations under our New Term Loan Facility are guaranteed by Holdings and the Guarantors. Our New Term Loan Facility is secured by a lien on substantially all of Holdings’, the Company’s and the Guarantors’ assets (subject to certain permitted exceptions). Our New Term Loan Facility has a first-priority lien on the fixed asset collateral (equal in priority with the liens securing the Senior Secured Notes) and a second-priority lien on security interests in the current asset collateral (second in priority to the liens securing the New Revolving Credit Facility), in each case, subject to other permitted liens.

Our New Term Loan Facility contains certain customary negative covenants, including, but not limited to, restrictions on our ability and that of our restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.

Our New Term Loan Facility provides that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated. Such events of default will include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy, insolvency, corporate arrangement, winding-up, liquidation or similar proceedings, material money judgments, change of control and other customary events of default.

Senior Secured Notes

In connection with the Closing, Advantage Solutions FinCo LLC (“Finco”) issued $775 million aggregate principal amount of 6.50% Senior Secured Notes due 2024 (the “Notes”). Substantially concurrently with the Closing, Finco merged with and into Advantage Sales & Marketing Inc. (the “Issuer”), with the Issuer continuing as the surviving entity and assuming the obligations of Finco. The Notes were sold to BofA Securities, Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC and Apollo Global Securities, LLC. The Notes were resold to certain non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act at a purchase price equal to 100% of their principal amount. The terms of the Notes are governed by an Indenture, dated as of October 28, 2020, among Finco, the Issuer, the guarantors named therein (the “Notes Guarantors”) and Wilmington Trust, National Association, as trustee and collateral agent (the “Indenture”). The following summary is not a complete description of all of the terms of the Indenture or the Notes and is qualified in its entirety by the copy of the Indenture which is attached as Exhibit 4.3 and incorporated herein by reference.

Interest and maturity

Interest on the Notes is payable semi-annually in arrears on May 15 and November 15 at a rate of 6.50% per annum, commencing on May 15, 2021. The Notes will mature on November 15, 2028.

Guarantees

The Notes are guaranteed by Holdings and each of the Issuer’s direct and indirect wholly owned material U.S. subsidiaries (subject to certain permitted exceptions) and Canadian subsidiaries (subject to certain permitted exceptions, including exceptions based on immateriality thresholders of aggregate assets and revenues of Canadian subsidiaries) that is a borrower or guarantor under the New Term Loan Facility.

Security and Ranking

The Notes and the related guarantees are the general, senior secured obligations of the Issuer and the Notes Guarantors, are secured on a first-priority pari passu basis by security interests on the fixed asset collateral (equal in priority with liens securing the New Term Loan Facility), and are secured on a second-priority basis in the current asset collateral (second in priority to the liens securing the New Revolving Credit Facility and equal in priority with liens securing the New Term Loan Facility), in each case, subject to certain limitations and exceptions and permitted liens.

The Notes and related guarantees rank (i) equally in right of payment with all of the Issuer’s and the Guarantors’ senior indebtedness, without giving effect to collateral arrangements (including the New Senior Secured Credit Facilities) and effectively equal to all of the Issuer’s and the Guarantors’ senior indebtedness secured on the same priority basis as the Notes, including the New Term Loan Facility, (ii) effectively subordinated to any of the Issuer’s and the Guarantors’ indebtedness that is secured by assets that do not constitute Collateral for the Notes to the extent of the value of the assets securing such indebtedness and to indebtedness that is secured by a senior-priority lien, including the New Revolving Credit Facility to the extent of the value of the current asset collateral and (iii) structurally subordinated to the liabilities of the Issuer’s non-Guarantor subsidiaries.

Optional redemption for the Notes

The Notes are redeemable on or after November 15, 2023 at the applicable redemption prices specified in the Indenture plus accrued and unpaid interest. The Notes may also be redeemed at any time prior to November 15, 2023 at a redemption price equal to 100% of the aggregate principal amount of such Notes to be redeemed plus a “make-whole” premium, plus accrued and unpaid interest. In addition, the Issuer may redeem up to 40% of the aggregate principal amount of Notes before November 15, 2023 with an amount not to exceed the net cash proceeds of certain equity offerings. Furthermore, prior to November 15, 2023 the Issuer may redeem during each calendar year up to 10% of the aggregate principal amount of the Notes at a redemption price equal to 103% of the aggregate principal amount of such Notes to be redeemed, plus accrued and unpaid interest. If the Issuer or its restricted subsidiaries sell certain of their respective assets or experience specific kinds of changes of control, subject to certain exceptions, the Issuer must offer to purchase the Notes at par. In connection with any offer to purchase all Notes, if holders of no less than 90% of the aggregate principal amount of Notes validly tender their Notes, the Issuer is entitled to redeem any remaining Notes at the price offered to each holder.

Restrictive covenants

The Notes are subject to covenants that, among other things limit the Issuer’s ability and its restricted subsidiaries’ ability to: incur additional indebtedness or guarantee indebtedness; pay dividends or make other distributions in respect of, or repurchase or redeem, the Issuer’s or a parent entity’s capital stock; prepay, redeem or repurchase certain indebtedness; issue certain preferred stock or similar equity securities; make loans and investments; sell or otherwise dispose of assets; incur liens; enter into transactions with affiliates; enter into agreements restricting the Issuer’s subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of the Issuer’s assets. Most of these covenants will be suspended for so long as the Notes have investment grade ratings from both Moody’s Investors Service, Inc. and S&P Global Ratings and so long as no default or event of default under the Indenture has occurred and is continuing.

Events of default

The following constitute events of default under the Notes, among others: default in the payment of interest; default in the payment of principal; failure to comply with covenants; failure to pay other indebtedness after final maturity or acceleration of other indebtedness exceeding a specified amount; certain events of bankruptcy; failure to pay a judgment for payment of money exceeding a specified aggregate amount; voidance of subsidiary guarantees; failure of any material provision of any security document or intercreditor agreement to be in full force and effect; and lack of perfection of liens on a material portion of the Collateral, in each case subject to applicable grace periods.

First Lien Credit Agreement, Second Lien Credit Agreement, and AR Facility

In connection with the Merger, our debt arrangements under the First Lien Credit Agreement, Second Lien Credit Agreement, and AR Facility that existed as of September 30, 2020 were repaid and terminated, at a total cost of $86.0 million. For the description of First Lien Credit Agreement, Second Lien Credit Agreement, and AR Facility that have been subsequently refinanced in connection with the consummation of the Transactions on October 28, 2020, please see additional information set forth in Note 5, Debt, and Note 11, Subsequent Events, to our unaudited condensed consolidated financial statements for the three months ended and the nine months ended September 30, 2020.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019, and does not give effect to the Transactions:

	Long-term debt(1)(2)	Operating leases	Total
(in thousands)
2020	$27,655	$43,673	$71,328
2021	2,441,707	33,436	2,475,143
2022	760,047	23,293	783,340
2023	43	16,828	16,871
2024	23	12,516	12,539
Thereafter	107	16,656	16,763

Total future minimum payments	$3,229,582	$146,402	$3,375,984

(1)	Scheduled principal payments on our current long-term debt and AR Facility were repaid with proceeds from the Transactions. See “— Liquidity and Capital Resources — Description of Credit Facilities.”
(2)

Subsequent to December 31, 2019, we obtained $120.0 million under the AR Facility which was scheduled to mature in 2023 but was repaid with proceeds from the Transactions. See Note 11, Subsequent Events, to our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2020.

Cash and Cash Equivalents Held Outside the United States

As of September 30, 2020, December 31, 2019 and December 31, 2018, $79.1 million, $59.3 million, and $42.5 million, respectively, of our cash and cash equivalents and marketable securities were held by foreign subsidiaries. As of September 30, 2020, December 31, 2019 and December 31, 2018, $34.9 million, $31.8 million and $41.2 million, respectively, of our cash and cash equivalents and marketable securities were held by foreign branches.

Following adoption of the Tax Reform Act, we reassessed our determination as to our indefinite reinvestment intent for certain of our foreign subsidiaries and recorded a deferred tax liability of approximately $1.1 million of withholding tax as of December 31, 2019 for unremitted earnings in Canada with respect to which the Company no longer has an indefinite reinvestment assertion. We will continue to evaluate our cash needs, however we currently do not intend, nor do we foresee a need, to repatriate funds from the foreign subsidiaries except for Canada. We have continued to assert indefinite reinvestment on all other earnings as it is necessary for continuing operations and to grow the business. If at a point in the future our assertion changes, we will evaluate tax-efficient means to repatriate the income. In addition, we expect existing domestic cash and cash flows from operations to continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities, such as debt repayment and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future.

If we should require more capital in the United States than is generated by our domestic operations, for example, to fund significant discretionary activities such as business acquisitions, we could elect to repatriate future earnings from foreign jurisdictions. These alternatives could result in higher tax expense or increased interest expense. We consider the majority of the undistributed earnings of our foreign subsidiaries, as of December 31, 2019, to be indefinitely reinvested and, accordingly, no provision has been made for taxes in excess of the $1.1 million noted above.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not included in our consolidated financial statements. Additionally, we do not have an interest in, or relationships with, any special-purpose entities.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. We evaluate our accounting policies, estimates and judgments on an on-going basis. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

We evaluated the development and selection of our critical accounting policies and estimates and believe that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in the footnotes to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

For the year ended December 31, 2017, we recognized revenues when the following four criteria were met: (i) persuasive evidence of an arrangement exists; (ii) the sales price is fixed or determinable; (iii) delivery, performance and acceptance are achieved in accordance with the client arrangement; and (iv) collection is reasonably assured. Contracts are individually negotiated and the amounts earned can vary significantly.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The new guidance replaces all current GAAP guidance on this topic and eliminates substantially all industry specific guidance. According to the new guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration for which we expect to be entitled in exchange for those goods or services. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We adopted the guidance effective January 1, 2018 using the modified retrospective transition method.

Upon the adoption of Revenue from Contracts with Customers, or ASC 606, we determined that the standard primarily impacts our accounting for bonus revenue, which represent additional fees we may be entitled to upon meeting specific performance goals or thresholds. Bonus revenue represents variable consideration. Under the standard, we estimate the bonus revenue to which we will be entitled to and recognize such amounts as revenue as the related services are transferred over the contract period. Adopting the new standard primarily impacted the timing of revenue recognition within the quarters of a fiscal year, with revenues for bonus revenue being recognized earlier in the contract period as the related services are completed. There are no other significant changes as a result of the adoption of ASC 606. The adoption of this standard did not have a material impact on our consolidated financial statements. The discussion that follows reflects our adoption of ASC 606.

We recognize when control of promised goods or services are transferred to the client in an amount that reflects the consideration that we expect to be entitled to in exchange for such goods or services. Substantially all of our contracts with clients involve the transfer of a service to the client, which represents the performance obligation that is satisfied over time because the client simultaneously receives and consumes the benefits of the services provided. In most cases, the contracts include a performance obligation that is comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). We allocate variable consideration to each period of service to which it relates.

Revenues related to the sales segment are primarily recognized in the form of commissions, fee-for-service or on a cost-plus basis for providing headquarter relationship management, analytics, insights and intelligence services, administrative services, retail services, retailer client relationships and in-store media programs and digital technology solutions (which include our business intelligence solutions, e-commerce services and content services).

Marketing segment revenues are primarily recognized in the form of a fee-for-service (including retainer fees, fees charged to clients based on hours incurred, project-based fees or fees for executing in-person consumer engagements or experiences, which engagements or experiences we refer to as events), commissions or on a cost-plus basis for providing experiential marketing, shopper and consumer marketing services, private label development and our digital, social and media services.

Our revenue recognition policies generally result in recognition of revenues at the time services are performed. Our accounting policy for revenue recognition has an impact on our reported results and relies on certain estimates that require judgments on the part of management. We record an allowance as a reduction to revenue for differences between estimated revenues and the amounts ultimately invoiced to our clients based on our historical experience and current trends. Cash collected in advance of services being performed is recorded as deferred revenues.

We have contracts that include variable consideration whereby the ultimate consideration is contingent on future events such as the client’s sales to retailers, hours worked, event count, costs incurred and performance incentive bonuses. Commission revenues are generally earned upon performance of headquarter relationship management, analytics, insights and intelligence, e-commerce, administration and retail services arrangements. As part of these arrangements, we provide a variety of services to consumer goods manufacturers in order to improve the manufacturer’s sales to retailers. This includes primarily outsourced sales, business development, category and space management, relationship management and in-store sales strategy services. In exchange for these services, we earn an agreed upon percentage of our client’s sales to retailers, which is agreed upon on a manufacturer-by-manufacturer basis. We may be entitled to additional fees upon meeting specific performance goals or thresholds, which we refer to as bonus revenue. The variability of the consideration for the services transferred during a reporting period is typically resolved by the end of the reporting period. However, for certain client contracts, we estimate the variable consideration for the services that have been transferred to the client during the reporting period. We typically estimate the variable consideration based on the expected value method. Estimates are based on historical experience and current facts known during the reporting period. We recognize revenue related to variable consideration if it is probable that a significant reversal of revenue recognized will not occur. When such probable threshold is not satisfied, we will constrain some or all of the variable consideration, and such constrained amount will not be recognized as revenue until the probable threshold is met or the uncertainty is resolved and the final amount is known. We record an adjustment to revenue for differences between estimated revenues and the amounts ultimately invoiced to the client. Adjustments to revenue during the current period related to services transferred during prior periods were not significant for the nine months ended September 30, 2020 or for the year ended December 31, 2019.

We have contracts that include fixed consideration such as a fee per project or a fixed monthly fee. For contracts with a fee per project, revenue is recognized over time using an input method such as hours worked that reasonably depicts our performance in transferring control of the services to the client. We determined that the input method represents a reasonable method to measure the satisfaction of the performance obligation to the client. For contracts with a fixed monthly fee, revenue is recognized using a time-based measure resulting in a straight-line revenue recognition. A time-based measure was determined to represent a reasonable method to measure the satisfaction of the performance obligation to the client because we have a stand ready obligation to make itself available to provide services upon the client’s request or the client receives the benefit from our services evenly over the contract period.

We evaluate each client contract individually in accordance with the applicable accounting guidance to determine whether we act as a principal (whereby we would present revenue on a gross basis) or as an agent (whereby we would present revenue on a net basis). While we primarily act as a principal in our arrangements and report revenues on a gross basis, given the varying terms of our client contracts, we will occasionally act as an agent and in such instances present revenues on a net basis. For example, for certain advertising arrangements, our clients purchase media content in advance, and we do not take on any risk of recovering the cost to acquire the media. As a result, we determined we act as the agent in these arrangements and record revenues and their related costs on a net basis as its agency services are performed. However, in cases where media is not purchased in advance by our clients, we record such revenues and the related costs on a gross basis, as we bear the risk of recovering the costs to acquire the media and are responsible for fulfillment of the services.

We record revenues from sales of services and the related direct costs in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent. In situations where we act as a principal in the transaction, we report gross revenues and cost of revenues. When we act as an agent, we report the revenues and their related costs on a net basis. Cost of revenues does not include depreciation charges for fixed assets.

Contingent Consideration

Many of our acquisition agreements include contingent consideration arrangements, which are generally based on the achievement of future financial performance by the operations attributable to the acquired companies. The contingent consideration arrangements are based upon our valuations of the acquired companies and reduce the risk of overpaying for such companies if the projected financial results are not achieved. The fair values of these contingent consideration arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, we estimate the fair value of contingent consideration payments as part of the initial purchase price.

We measure our contingent consideration liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy. We use a probability weighted income approach as a valuation technique to convert future estimated cash flows to a single present value amount. The significant unobservable inputs used in the fair value measurements are operating income projections over the contingent consideration period (generally one to three years), and the probability outcome percentages assigned to each scenario. Significant changes in either of these inputs could result in a significantly higher or lower liability, subject to the contractual maximum of the contingent obligation. As of September 30, 2020, the maximum potential payment outcomes would have been $302.4 million. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings.

We review and assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates. Changes in the estimated fair value of contingent consideration liabilities related to the time component of the present value calculation are reported in “Interest expense, net.” Adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in “Selling, general and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired in an acquisition. We test for impairment of goodwill at the reporting unit level. We generally combine reporting units, which are a component of an operating segment when they have similar economic characteristics, nature of services, types of client, distribution methods and regulatory environment. We have two reporting units, sales and marketing, which are also our operating segments.

We test our goodwill for impairment during the fourth quarter of a given fiscal year, and whenever events or changes in circumstances indicate that the carrying value of a reporting unit may exceed its fair value. We have the option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before performing a quantitative impairment test. If the qualitative assessment indicates it is not more likely than not that the fair value of a reporting unit, as determined applying the quantitative impairment test described below, is less than the carrying amount, then there is no need to perform the quantitative impairment test. Upon performing the quantitative impairment test, if the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit’s carrying value over the fair value is recognized as an impairment loss; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit.

We utilize a combination of income and market approaches to estimate the fair value of our reporting units. The income approach utilizes estimates of discounted cash flows of the reporting units, which requires assumptions for, among other things, the reporting units’ expected long-term revenue trends, as well as estimates of profitability, changes in working capital and long-term discount rates, all of which require significant judgment. The income approach also requires the use of appropriate discount rates that take into account the current risks in the capital markets. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy (described in “Fair Value Measurements,” below). The market approach applies comparative market multiples derived from the historical earnings data of selected guideline publicly-traded companies to our reporting units’ businesses to yield a second assumed value of each reporting unit. The guideline companies are first screened by industry group and then further narrowed based on the reporting units’ business descriptions, markets served, competitors, profitability and revenue size. We based our fair value estimates on assumptions we believe to be reasonable but which are unpredictable and inherently uncertain. A change in these underlying assumptions would cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts and result in an impairment of goodwill in the future. Additionally, if actual results are not consistent with the estimates and assumptions or if there are significant changes to our planned strategy, it may cause fair value to be less than the carrying amounts and result in an impairment of goodwill in the future.

We compare a weighted average of the output from the income and market approaches to the carrying value of each reporting unit. We also compare the aggregate estimated fair value of our reporting units to the estimated value of our total invested capital on a marketable basis.

In light of recent economic developments, we considered the potential for goodwill impairment of our reporting units. Our review did not indicate an impairment triggering event as of September 30, 2020.

Based on the results of our quantitative impairment test performed for our reporting units, we determined that its goodwill is not impaired for the year ended December 31, 2019. The fair value of the sales reporting unit exceeded its carrying value by 3.5%. The fair value of the marketing reporting unit significantly exceeded its carrying value, which we define as greater than 20%.

Based on the results of our quantitative impairment test performed for the sales reporting unit, we recognized a $652.0 million non-cash goodwill impairment charge in the sales reporting unit for the year ended December 31, 2018. While there was no single determinative event or factor, the consideration of the weight of evidence of several factors that culminated during the fourth quarter of 2018 led us to conclude that it was more likely than not that the fair value of the sales reporting unit was below its carrying value. These factors included: (i) the decrease of revenues and profitability due to a large retailer revising its in-store retail merchandising program to restrict manufacturers’ ability to select any third-party outsource provider to perform unrestricted and unmonitored retail merchandising, (ii) the unrelated decrease of revenues and profitability related to reduced services from several clients in the grocery channel and foodservice channel, (iii) the combination of our completed third quarter and preliminary fourth quarter-to-date results being below management’s expectations and (iv) the development and approval of our 2019 annual operating plan in the fourth quarter of 2018, which provided additional insights into expectations such as lower long-term revenue growth and profitability expectations.

We are not aware of other larger retailers that intend to adopt a similar model and we have not identified any anticipated limitations on the services we provide to clients that would have a material and adverse impact on our future cash flows. We do not believe the circumstances described above are representative of a broader trend. However, uncertainty in the way retailers conduct business could have an impact on our future growth and could result in future impairment charges. We recorded the non-cash goodwill impairment charge in the fourth quarter of 2018, which has been reflected in our Consolidated Statements of Comprehensive (Loss) Income.

Based on the results of our quantitative impairment test performed for the sales reporting unit for the year ended December 31, 2018, our sales reporting unit was written down to its respective fair value, resulting in zero excess fair value over its carrying value. Based on the results of our quantitative impairment test performed for the marketing reporting unit for the year ended December 31, 2018, we determined that goodwill was not impaired. The fair value of the marketing reporting unit substantially exceeded its carrying value, which we define as being greater than 20%.

No impairment was identified as a result of the analysis performed in connection with our annual test of goodwill for the year ended December 31, 2017.

Our indefinite-lived intangible assets are comprised of our sales and marketing trade names. Intangible assets with indefinite useful lives are not amortized but tested annually, during the fourth quarter, for impairment or more often if events occur or circumstances change that would create a triggering event. We have the option to perform a qualitative assessment of whether it is more likely than not that the indefinite-lived intangible asset’s fair value is less than its carrying value before performing a quantitative impairment test. We test our indefinite-lived intangible assets for impairment using a relief from royalty method by comparing the estimated fair values of the indefinite-lived intangible assets with the carrying values. The estimates used in the determination of fair value are subjective in nature and involve the use of significant assumptions. These estimates and assumptions include revenue growth rates, weighted average cost of capital and royalty rates. The assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from the estimates.

The annual indefinite-lived intangible impairment assessment was performed as of October 1, 2019, whereby the we concluded that our indefinite-lived intangible assets were not impaired for the year ended December 31, 2019.

During the year ended December 31, 2018, we concluded the carrying value of the indefinite-lived tradename in the sales reporting unit exceeded its estimated fair value. While there was no single determinative event or factor, the factors that led to the impairment were the same circumstances outlined in the goodwill impairment discussion above. As a result, we recognized a non-cash intangible asset impairment charge of $580.0 million during the year ended December 31, 2018, which has been reflected in our Consolidated Statements of Comprehensive (Loss) Income. Based on the quantitative test performed for the indefinite-lived marketing trade name, we determined that the indefinite-lived marketing trade name was not impaired for the year ended December 31, 2018.

No impairment was identified as a result of the analysis performed in connection with our annual tests of indefinite-lived intangible assets for the year ended December 31, 2017.

Long-Lived Assets

Long-lived assets to be held and used, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans or changes in anticipated future cash flows. If an impairment indicator is present, then we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk. No impairment related to our long-lived assets was recorded during the nine months ended September 30, 2020 or the years ended December 31, 2019, 2018 and 2017.

Leases

We lease facilities, software and equipment under noncancelable leases that have been classified as operating leases for financial reporting purposes. These leases often include one or more options to renew and the lease term includes the renewal terms when it is reasonably certain that we will exercise the option.

In February 2016, the FASB issued amended authoritative guidance on accounting for leases, ASU 2016-02. The updated guidance requires lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. This guidance applies to all entities and is effective for annual periods beginning after December 15, 2018, which is our fiscal year 2019, with early adoption permitted. We adopted ASU 2016-02 and its related amendments on January 1, 2019 using the modified retrospective transition method and there was no cumulative effect adjustment to our opening balance of retained earnings from the adoption of ASU 2016-02.

We have elected an initial application date of January 1, 2019 and did not recast comparative periods in transition to the new standard. In addition, we have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any existing leases as of the adoption date.

The adoption of ASU 2016-02 on January 1, 2019 resulted in the recognition of right-of-use assets of $99.9 million, lease liabilities for operating leases of $113.4 million including the reclassification of $13.5 million of unamortized lease incentives and deferred rent liabilities into the right-of-use lease asset balance. The reclassification of unamortized lease incentives and deferred rent liabilities includes $1.8 million and $12.8 million recognized as decreases in “Other accrued expenses” and “Other long-term liabilities” offset by $1.1 million recognized as a decrease in “Other assets” on the Condensed Consolidated Balance Sheets, respectively. The adoption of this updated guidance did not have a material impact on our Consolidated Statements of Comprehensive (Loss) Income or Statements of Cash Flows.

These operating leases are included in “Other assets” on the Consolidated Balance Sheets and represent our right to use the underlying asset for the lease term. Our obligation to make lease payments are included in “Other accrued expenses” and “Other long-term liabilities” on the Consolidated Balance Sheets.

With respect to the Company’s right-of-use assets, which consist mainly of real estate leases for office space, beginning in mid-March in response to the COVID-19 pandemic, the Company established a global work from home policy. Many of the Company’s workforce temporarily transitioned to working from home and the Company has enacted a plan to strategically exit certain offices during the nine months ended September 30, 2020. Based on a number of factors, the Company concluded that this strategic initiative did not result in a triggering event that would indicate that the Company’s related asset groups may not be recoverable as of September 30, 2020. In enacting the plan, the Company abandoned several office leases prior to reaching termination agreements with its landlords, and as a result, adjusted the useful life of these assets to reflect the remaining expected use. The adjustments to the useful lives of the right-of-use assets were made as the leases were exited resulting additional lease cost offset by the reversal of lease liabilities as they were settled with the lessors, which in some instances, occurred in different quarters. The reduction to the right-of use assets and liabilities related to these were $41.9 million and $40.1 million, respectively, resulting in additional lease costs of $1.8 million leases for the nine months ended September 30, 2020. Additionally, the Company paid $15.8 million in termination fees for the nine months ended September 30, 2020, which was recorded in “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Loss.

Equity-Based Compensation

Topco, the parent company of the Company, has a long-term equity incentive plan that allows for the grant of time- and performance-based profit interests, or Common Series C Units, in Topco to certain of its and its subsidiaries’ directors and employees in exchange for services provided to us. Since we receive the benefit associated with such services the related expense is recorded within our Consolidated Statements of Comprehensive Income. These profit interests are subject to certain vesting requirements including time and performance requirements based on specified annual targets substantially similar to Adjusted EBITDA thresholds. These awards are subject to forfeiture unless the following performance conditions are met: (i) 75% of the awards will vest when certain of the Advantage Sponsors as of the date of the 2014 Topco Acquisition, or the Common Series A Limited Partners of Topco, realize a pre-tax internal rate of return of 8% compounded annually and (ii) the remaining 25% of the awards vest when certain Common Series A Limited Partners of Topco realize a pre-tax internal rate of return of 20% compounded annually. On March 15, 2018, Topco modified the vesting requirements. In accordance with the performance conditions, generally 75% of the awards will vest over a four-year term, subject to the employee’s continued employment. The remaining 25% of the equity awards vest when the Advantage Sponsors as of the date of the 2014 Topco Acquisition realize a pre-tax internal rate of return of 20% compounded annually. Once the equity awards vest, forfeiture may still occur as a result of termination of employment of the equity award holders or if an exit event occurs which is not a vesting exit event. Notwithstanding prior vesting, the awards are subject to a requirement that the Advantage Sponsors receive a specific return on their equity investment, prior to the awards participating in any distribution whether in cash, property or securities of Topco. Certain awards vest over the remaining initial four-year terms, subject to the employee’s continued employment. The limited partnership agreement also authorizes Topco to issue up to 35,000 Common Series C-2 Units to members of our management, which Common Series C-2 Units are subject to substantially similar vesting and forfeiture provisions as the Common Series C Units, including forfeiture upon certain terminations of employment of the applicable holders or a non-qualifying exit event.

No expense for these awards has been recorded in the nine months ended September 30, 2020 or the years ended December 31, 2019, 2018 or 2017 since a vesting exit event is not yet deemed probable of occurring. If a vesting exit event had become probable in 2019, Company would have recognized a compensation expense of $18.8 million for the year ended December 31, 2019 in connection with the Common Series C Units and $11.1 million for the year ended December 31, 2019 in connection with the Common Series C-2 Units.

Topco also issued time-vesting profit interests to entities affiliated with one of the Advantage Sponsors of Topco, from whom we received services. These time-vesting profit interests vested on a monthly basis beginning on October 1, 2014 through September 1, 2019. We record the compensation expense associated with the issuance of such awards for non-employees as we receive the benefit of the services being provided by the non-employees.

We and Topco are private companies with no active market for our respective equity securities. In determining the fair value of Topco’s equity, we utilize three widely recognized valuation models:

•

Discounted Cash Flow Analysis (Income Model) — The discounted cash flow analysis is dependent on a number of significant management assumptions regarding the expected future financial results of us and Topco as well as upon estimates of an appropriate cost of capital;

•	Guideline Public Companies (Market Model) — Multiples of historical and projected EBITDA from guideline public companies are applied to estimate the fair value for the equity of Topco; and

•

Mergers and Acquisition (Market Model) — Multiples of historical enterprise value divided by last twelve months revenues, and enterprise value divided by last twelve months EBITDA for mergers and acquisitions of comparable companies.

After considering the results of each of these valuation models, we then use the Backsolve Option Pricing Method, or OPM, to determine the fair value of the profit interest awards and resulting equity-based compensation expense.

Assumptions used in the OPM include the expected life, volatility, risk-free rate and dividend yield. We utilize the observable data for a group of peer companies that grant options with substantially similar terms to assist in developing our volatility assumption. The risk-free rate is based on U.S. Treasury yields in effect at the time of grant over the expected term. We assume a dividend yield of 0% as we have not historically paid distributions.

The assumptions used in estimating the fair value of equity-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, equity-based compensation expense could be different in the future.

If the common stock of New Advantage, after giving effect to the business combination, becomes publicly traded, certain key valuation inputs to the option pricing method will be based on publicly available information. These key valuation inputs include the fair value of the common shares, and once there is a sufficient trading history, the volatility would be derived from the historical trading activity of common stock of New Advantage.

Refer to Note 11 — Equity-Based Compensation, to our audited consolidated financial statements included elsewhere in this prospectus for details regarding Topco’s and our anticipated equity-based compensation plans.

Income Taxes

We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The income tax provision (benefit) is computed on the pre-tax income (loss) of the entities located within each taxing jurisdiction based on current tax law. A valuation allowance for deferred tax assets is recorded to the extent that the ultimate realization of the deferred tax assets is not considered more likely than not. We believe our deferred tax assets are more likely than not to be realized based on historical and projected future results.

Realization of our deferred tax assets is principally dependent upon our achievement of future taxable income, the estimation of which requires significant management judgment. These judgments regarding future profitability may change due to many factors, including future market conditions and our ability to successfully execute our business plans. These changes, if any, may require adjustments to deferred tax asset balances and deferred income tax expense.

Recently Issued Accounting Pronouncements

See the information set forth in Note 1, Organization and Significant Accounting Policies — Recent Accounting Pronouncements, to our unaudited condensed consolidated financial statements for the three months ended and the nine months ended September 30, 2020.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Our exposure to foreign currency exchange rate fluctuations is primarily the result of foreign subsidiaries primarily domiciled in Europe and Canada. We use financial derivative instruments to hedge foreign currency exchange rate risks associated with our Canadian subsidiary.

The assets and liabilities of our international subsidiaries, whose functional currencies are primarily the Canadian dollar, British pound and Euros, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar are included in accumulated other comprehensive loss as a separate component of stockholder’s equity. We estimate that had the exchange rate in each country unfavorably changed by ten percent relative to the U.S. dollar, our consolidated income before taxes would have decreased by approximately $2.4 million for the year ended December 31, 2019 and $1.3 million for the nine months ended September 30, 2020.

Interest Rate Risk

Prior to the transaction, interest rate exposure related primarily to the effect of interest rate changes on borrowings outstanding under our AR Facility, Revolving Credit Facility, First Lien Term Loans, and Second Lien Term Loans. We had borrowings of $120.0 million outstanding on the AR Facility at September 30, 2020, which was subject to a weighted average interest rate of 5.0% for the nine months ended September 30, 2020. We had no borrowings outstanding at September 30, 2020 under our Revolving Credit Facility, which was subject to a weighted average interest rate of 4.1% for the nine months ended September 30, 2020. We had borrowings of $3.2 billion outstanding on the First Lien Term Loans and Second Lien Term Loans at September 30, 2020 under the Credit Facilities, which were subject to a weighted average interest rate of 5.4% for the nine months ended September 30, 2020.

Subsequent to September 30, 2020, interest rate exposure relates primarily to the effect of interest rate changes on borrowings outstanding under our New Term Loan Facility, New Revolving Credit Facility and Notes. At Close, we drew borrowings of $100.0 million outstanding on the New Revolving Credit Facility, which was subject to an assumed interest rate of 2.75%. Additionally, we borrowed $1.325 billion outstanding on the New Term Loan Facility, which are subject to an assumed interest rate of 6.0% and $775 million in Notes, which are subject to a fixed interest rate of 6.5%.

We manage our interest rate risk through the use of derivative financial instruments. Specifically, we have entered into interest rate cap agreements to manage our exposure to potential interest rate increases that may result from fluctuations in LIBOR. We do not designate these derivatives as hedges for accounting purposes, and as a result, all changes in the fair value of derivatives, used to hedge interest rates, are recorded in “Interest expense, net” in our consolidated statements of comprehensive loss. As of September 30, 2020, we had interest rate cap contracts on $1.5 billion of notional value of principal from various financial institutions, with a maturity dates of January 24, 2022 to manage our exposure to interest rate movements on variable rate credit facilities when three-months LIBOR on term loans exceeds caps ranging from 3.25% to 3.50%. The aggregate fair value of our interest rate caps represented an outstanding net liability of $2.2 million as of September 30, 2020.

Holding other variables constant, an increase of 25 basis points in the weighted average interest rate on our AR Facility, Revolving Credit Facility, First Lien Term Loans and Second Lien Term Loans would have resulted in an increase of $6.3 million in interest expense in the nine months ended September 30, 2020.

Holding other variables constant, an increase of 25 basis points in the weighted average interest rate on our New Term Loan Facility and New Revolving Credit Facility would have resulted in an increase of $3.1 million in interest expense in the nine months ended September 30, 2020.

In the future, in order to manage our interest rate risk, we may refinance our existing debt, enter into additional interest rate cap agreements or modify our existing interest rate cap agreement. However, we do not intend or expect to enter into derivative or interest rate cap transactions for speculative purposes.

BUSINESS

Our Company

We are a leading business solutions provider to consumer goods manufacturers and retailers. Our customizable suite of technology-enabled sales and marketing solutions is designed to help manufacturers and retailers across a broad range of channels drive consumer demand, increase sales and achieve operating efficiencies. Within our sales segment, which generated approximately 52% of our total revenues in the year ended December 31, 2019, we serve as a critical link between consumer goods manufacturers and retailers. Our teams serve as an important component of the consumer and retail infrastructure by acting as a trusted intermediary between brands and their retailer partners where we are responsible for managing important sales, marketing and merchandising activities on behalf of clients. For example, through our headquarter sales representation services we work on behalf of consumer goods manufacturers to prepare and present to retailers a business case to increase distribution of manufacturers’ products and optimize how they are displayed, priced and promoted both in-store and online. We also make in-store visits for both manufacturer and retailer clients to ensure the products we represent are adequately stocked and properly displayed. Through our marketing segment, which generated approximately 48% of our total revenues in the year ended December 31, 2019, we help brands and retailers reach consumers through two main platforms. The first is our retail experiential business, also known as sampling or demo, where we manage highly customized and deeply embedded large scale sampling programs (both in-store and online) with multi-decade relationships for leading retailers. These programs are mission-critical platforms for brands and retailers to drive sales, promote loyalty and build trial. The second is our collection of specialized agency businesses where we provide private label services to retailers and develop granular marketing programs for brands and retailers that are designed to influence shoppers on their paths to, and at the point of, purchase using our proprietary insights on shopper behavior, analytics, brand knowledge, and understanding of manufacturer and retailer strategies. Our segments are bolstered by our suite of technology offerings which enhance our sales and marketing capabilities by leveraging data and analytics solutions to support our associates in creating, executing and measuring insight-based plans to grow our clients’ businesses. Through our strategic acquisition of Daymon, or the Daymon Acquisition, we further enhanced the portfolio of retailer-centric services that we provide to our clients in both our sales and marketing segments, including private label development and management services, merchandising and experiential marketing services. In 2019, we provided services to over 3,500 manufacturers, and provide services for products located at more than 200,000 retail locations.

We serve leading manufacturers of both branded and private label products across a range of consumer product categories, including packaged foods, beverages, perishables, health and beauty care and consumer electronics. We also maintain deep relationships with retailers across various channels, including traditional retail (which includes grocery, drug, mass, convenience, club and natural/specialty), foodservice and e-commerce. We believe this diversity of channel exposures across historically defensive consumer product categories provides stability to our business and has historically helped us generate consistent returns well in excess of our cost of capital.

Our clients vary in terms of size and growth profile, ranging from some of the world’s largest consumer goods manufacturers, including Mars, PepsiCo and Smucker’s, to smaller regional players and emerging brands. While the majority of our client base has historically been consumer goods manufacturers, over the past ten years, and as a result of the Daymon Acquisition, we have increased our offerings to retailers, particularly in the areas of private label development, designing and managing in-store events platforms, retailer-centric merchandising and other labor-based services, such as data collection, product assembly, new-store setups and remodels. More recently, we have also begun to offer our marketing services beyond consumer goods manufacturing and retail, to industries such as automotive, entertainment and travel.

We believe that our strategic insights, flexible, service-oriented approach and superior execution have helped us cultivate long-standing relationships with our clients. We help our clients increase sales and reduce costs by leveraging our industry expertise, network of relationships and scale to develop and execute strategies that fuel our clients’ growth and allow them to focus on their core competencies. Nine of our top 15 clients by revenues in 2019 have been clients for over ten years, with the remaining six clients being new business wins in the last ten years. From 2010 through 2019, we had an average revenue-weighted client retention rate of approximately 98%. We define average revenue-weighted client retention rate as prior year total revenues less annual revenues from lost clients in that period, divided by prior year total revenues. We believe this high level of retention demonstrates the value that we provide our clients through the deeply embedded and mission critical sales and marketing functions that we manage on our clients’ behalf as part of their coordinated go-to-market strategies.

Our value-added services-based operations provide us with a capital-efficient business model that requires limited investment in the form of capital expenditures and working capital. Our strong cash flow profile, combined with the consistent growth of our business, provides us with a high degree of financial flexibility to deploy capital towards organic initiatives and strategic acquisitions that we believe generate returns well in excess of our cost of capital. We believe effective allocation of capital lies at the heart of our business model, and we have developed processes over time to facilitate disciplined investments that expand our service capabilities, sales channels, client relationships and geographic markets. We have sourced, executed and integrated 63 acquisitions since January 2014. We believe pursuing attractive acquisition opportunities will remain a central component of our business in the future given the highly fragmented and evolving nature of our industry.

As of September 30, 2020, we operated more than 100 offices, primarily in the United States and Canada. We lease all of our properties, except for a property in Connecticut and another property in Kansas, which we own. Leases on these offices expire at various dates from 2020 to 2030, excluding any options for renewal. Our geographic footprint allows us to execute our strategies on a local, regional or national level. As of September 30, 2020, we employed in excess of 58,000 associates who provide us with the resources and scale to provide broad-reaching and cost-efficient solutions to our clients. Many of our offices are strategically located near our manufacturer and retailer clients, with many of our associates working directly at manufacturers’ or retailers’ offices. This presence provides us with deeper insight into client strategies, systems and operations and gives our associates more direct access to key decision makers, allowing them to deliver our value-enhancing services in a more tailored and effective manner. While the majority of our business is concentrated in the United States and Canada, we maintain a platform through our strategic international investments in select markets throughout Africa, Asia, Australia, Europe and Latin America through which we can service the global needs of multinational manufacturers and retailers.

We believe that the consistency and resiliency of our business has been attributable to a variety of factors, including: the stability of the markets we serve since a significant portion of our revenues is tied to the sales of a broad group of non-discretionary consumer goods (including during the COVID-19 pandemic, during which certain governmental agencies designated many retailers as “essential businesses”); the diversity of the services we offer across a variety of distribution channels; and the nature of the services we provide to our clients. Additionally, our services-based operations provide us with a capital-efficient business model that requires limited investment in the form of capital expenditures and working capital. The consistency of our operating results as well as our strong cash flow profile has provided us with a high degree of financial flexibility, which has enabled us to strategically deploy capital to build our business over time.

Our Value Proposition

Our value proposition is simple — we help clients grow sales, reduce costs, and solve problems. We do this by utilizing our specialized expertise and service offerings, a vast network of existing relationships and operational scale to develop effective and efficient sales, marketing and technology solutions for their everyday problems.

We help grow clients’ sales by increasing the distribution of their products in stores and online and by optimizing how they are displayed, priced, and promoted through the services offered in our sales segment. In our marketing segment we grow client sales by generating demand for and influencing the purchase of clients’ products.

We help clients reduce costs by utilizing our significant operating infrastructure to deliver critical sales, marketing and technology solutions at a scale and cost that they couldn’t otherwise deliver on their own.

And finally, we help clients solve their problems. As a strategic intermediary between consumer goods manufacturers and retailers, we have a differentiated position that gives us visibility into our clients’ changing and unaddressed needs and allows us to deliver solutions through our evolving suite of capabilities. For example, we have spent the last several years developing a suite of services and tools to help our clients transition to e-commerce and reach consumers through digital marketing and media.

For many consumer goods manufacturers, managing relationships across a comprehensive set of retailers and channels can be prohibitively costly. For instance, our associates regularly call on over 900 retailer headquarters or buying offices in the United States and our syndicated retail teams visit over 50,000 unique stores each month. Sales and marketing functions involve a variety of specialized steps that can place a large burden on internal resources and divert attention away from core product innovation and brand building activities.

On the sales front, these steps include introducing products to retailers, soliciting orders, negotiating shelf-space fees, coordinating merchandising assortments, determining optimal space allocation and planning and executing promotional and display programs. Once products reach stores, manufacturers must also remain vigilant to ensure products are stocked in accordance with supply contracts and agreed planograms, inventory levels are appropriately managed and replenished and one-time events and promotions are properly executed. In addition, as consumers shift to purchase more products online, manufacturers are responding by enlisting business partners to help them make the transition to e-commerce in order to maintain brand awareness and maximize revenues in an emerging channel.

On the marketing front, manufacturers and retailers have also been challenged to implement effective programs to drive consumer demand and differentiate shoppers’ experiences in a rapidly evolving retail environment that spans multiple channels. Effective and differentiated marketing programs require extensive market analysis to optimize dollar spend through programs that influence consumers across their entire purchase journey, whether it be in a physical store or on a computer or mobile device. As a result, manufacturers and retailers have struggled to maintain the expertise and capabilities needed to develop and execute integrated multi-channel marketing campaigns that reach consumers across all mediums, while also providing compelling content, offers and experiences that influence purchase behavior.

We believe that our value proposition is compelling and relevant to manufacturers and retailers of all sizes. Larger manufacturers and retailers, which may possess the resources and scale to bear the cost of internal sales and marketing teams, often rely on our services and ability to drive higher sales and reduce costs. We have found that large retailers increasingly outsource the development, management and execution of services such as in-store sampling and experiential marketing programs to third-party agencies in order to redirect their internal resources towards core competencies. Small-to-mid sized consumer goods manufacturers may not possess the resources and scale to implement and maintain internal sales and marketing teams and, as a result, these companies also turn to outsourcing providers to successfully grow their businesses at a lower cost than they could support on their own. Additionally, managing private label portfolios and coordinating in-store merchandising programs can be costly for retailers, place a burden on internal resources and divert attention away from their core activities.

We work closely with our clients to identify the combinations of services that best meet their sales and marketing objectives and strive to address the related challenges they face in a customized way.

Our Solutions

Our services are provided across two segments — sales and marketing.

What We Do

Services Sales Headquarter Relationship Management Leverage relationships to represent manufacturers to retailers Analytics, Insights, and Intelligence Category and space management to optimize assortment, planograms, pricing, and promotions Administration Oversee order processing, trade promotion, and deductions management Brand-Centric Merchandising Deploy teams in retail locations to support manufacturers' in-store sales strategies Retailer-Centric Merchandising Partner directly with retailers on their retailer-cantric platforms for reset execution and continuity merchandising as well as other in-store initiatives In-Store Media Manage a variety of media, merchandising, and display platforms for retailers Business Intelligence Solutions Use retailer data to automate reporting for manufacturers and measure shelf 'health' of product in store E-Commerce Represent manufacturers across over one hundred online retailers Content Services Production and syndication of content for online distribution to support sales Marketing Retail Experiential Partner with retailers to design one-to-one engagement strategies including in-store sampling platforms Brand Experiential Design brand experiences in a range of settings including festivals and mobile tours Shopper and Consumer Marketing Leverage data and insights to create marketing programs Private Label Provide comprehensive private label strategy, development, and management services Digital Marketing Design and construct digital and social marketing programs Media and Digital Advertising Proprietary data solution which helps manufacturers engage with consumers Revenue Model Commission-based Cost-plus arrangements Fixed / project fee Hourly rates or monthly contracts Fixed fee per event Commission-Based Cost-plus arrangements Retainer fee Project fee License Represents Digital Commerce Solutions

Sales Segment

Through our sales segment, we provide our clients with a full suite of outsourced solutions to enhance sales in the traditional retail, foodservice and e-commerce channels. Within our sales segment, we typically generate revenues on a commission, fee-for-service or cost-plus basis. Our primary sales services include:

Brand-Centric Services

Our service offerings have been predominately centered around providing solutions to branded consumer goods manufacturers (i.e., non-private label manufacturers). These brand-centric services include:

Headquarter Relationship Management

We act as a representative of our consumer goods manufacturer clients and facilitate relationships with retailers across a range of matters, including business development and sales planning efforts. We prepare customized, data-driven business plans on behalf of our manufacturer clients and present a business case to increase distribution of their products, and optimize the shelf placement, pricing and promotion of their products, to our extensive network of industry contacts spanning retailer buying organizations and senior executive ranks. Our services are enhanced by our in-depth understanding of both the manufacturers’ and retailers’ strategic priorities, which is supported by our close physical proximity to our clients’ offices, as well as our proactive approach in identifying business-building opportunities. Our scale allows us to offer these services on a local, regional or national level, as well as for a client’s designated product, brand or entire portfolio.

Analytics, Insights and Intelligence

To support our sales efforts, we field a team of analytics professionals who provide category and space management services. These professionals, which totaled over 400 as of September 30, 2020, analyze consumer purchase and retailer data to identify opportunities to increase the sales of our clients’ products and categories. We perform these analyses using our proprietary business intelligence technology platform, which aggregates data to guide sales strategies to expand product distribution and optimize other factors such as assortment, planograms, pricing and trade promotions. We also use post-promotion analytical tools to evaluate promotion effectiveness and work with clients and retailers to make the adjustments necessary to meet sales and profit objectives at the product and category level. Our teams of category managers are available in every market, including some who sit onsite with retailers and assist in developing analysis to support recommendations. We also conduct advanced analytical services for clients such as retailer point-of-sale and shopper card analytics and primary market and shopper research.

Administration

Our associates handle key back-office functions such as receiving and processing purchase orders. Our team also manages trade promotion programs executed between manufacturers and retailers. Through our innovative technology, on average we process nearly 70,000 purchase orders monthly of which over 45% are completely automated and require no human interaction. Through our expanded “Order to Cash” service, we strive to deliver additional savings for clients by managing extra steps in the order process, including revenue reconciliation, cash application and collection management. Finally, we leverage this infrastructure to offer additional services that include call center support and vendor-managed inventory (i.e., building orders to ensure appropriate in-stock levels).

Brand-Centric Merchandising

We deploy teams in retail locations to support manufacturers’ in-store sales strategies. Our associates conduct both cyclical and ad hoc store visits to manage product availability and positioning, implement promotions, install point-of-purchase displays and perform other value-added merchandising services. Tablet technology and proprietary software are used extensively in the workflow. For example, routing software helps guide our associates from location to location in the most efficient and effective way based on factors such as store volume, sales velocity, store location and in-store conditions. In store, our associates use our merchandising application and scanners to efficiently and effectively execute a range of activities such as distribution tasks, validating promotional compliance or answering survey questions.

Our software leverages daily point-of-sale store data, supply chain data and advanced algorithms to target and correct potential store-level merchandising issues in real time, such as SKUs that are void, out of stock or past expiration. We are able to leverage this intelligence to route our retail teams to stores where issues exist, or may soon exist, as well as prioritize our associates’ work to address the highest-value opportunities while conducting a store visit.

Another application provides our associates with professional digital presentation materials enabling them to make quick and impactful recommendations to store managers for assortment changes, promotional events and display programs. We are also able to integrate point-of-sale data into these presentations to help store managers understand the potential store-level sales impact from such recommendations.

We offer our clients a full spectrum of flexible service models for our retail services coverage. In our dedicated coverage model, our associates perform services exclusively for a particular client and have intimate knowledge of its categories and products. Our syndicated coverage model utilizes shared teams in particular channels to perform services for multiple clients while in a store. Finally, we offer hybrid coverage models whereby clients can choose to have dedicated teams covering designated channels or retailers and syndicated coverage for other channels. Our retail services teams focus either on manufacturers or particular retail channels, such as grocery, drug, mass, convenience, club and natural/specialty, which allows them to develop expertise in either manufacturer products or a particular class of trade.

Retailer-Centric Services

Over the past decade we have leveraged our strategic position with retailers to develop solutions that address their needs. Our suite of retailer-centric services was enhanced by the Daymon Acquisition. Our retailer-centric services include:

Retailer-Centric Merchandising

We serve select retailers as their exclusive provider, and other retailers as an authorized provider, of in-store merchandising or reset services. For some of our retailer clients, we perform other in-store services, such as compliance audits, data collection and in-store product assembly; and certain advisory services, such as analytics and planogram services intended to increase sales and optimize inventory and space management, so that the retailer’s personnel can focus on interacting with and servicing its shoppers.

In-Store Media

We manage a wide variety of media, merchandising and display platforms for retailers, including: multi-manufacturer circular programs; an in-store display platform for perishable brands with over 2,500 cooler units in high-traffic locations; and a network of advertisements on pedestals at the entrances and exits of major retailers.

In addition to our brand-centric and retailer-centric sales services, we have a portfolio of other broadly applicable offerings that are designed to grow sales and reduce costs for clients. These services include:

Digital Commerce

We offer technology and e-commerce solutions to both manufacturers and retailers. Our business intelligence solutions drive efficiencies for consumer goods manufacturers in two ways: first, certain of our technology solutions automate critical reporting processes and provide insights that allow manufacturers to make revenue-optimizing decisions (e.g., software applications that synthesize large amounts of commercial data into intuitive reports that allow managers to make more informed decisions with respect to sales and inventory levels); and second, when combined with our merchandising services delivered through our retail services teams, our digital and technology solutions optimize in-store operations and workflows.

Our e-commerce capabilities cover a comprehensive suite of services, including representation of consumer goods manufacturers to online retailers, trade marketing management, brand reputation management and content creation, management and syndication services. Our e-commerce services include facilitating the purchase of products directly by online retail partners, as well as, in some cases, purchasing and reselling clients’ products directly to the consumer, which affords us comprehensive coverage of manufacturers’ product portfolios. Our trade marketing management services also support effective merchandising of our clients’ products in the online channel through optimizing pricing, promotion and placement of those products. In addition, through our brand reputation management services we help manage brands’ online reputation to increase community engagement and conversations that promote purchasing decisions. Our content services help manufacturers and retailers create and syndicate product content that is designed to educate shoppers and increase online sales. These services include professional content production capabilities for product imaging and specifications and one of the world’s largest retailer content syndication networks. Our network allows us to distribute rich product content to over 1,000 e-commerce sites. These assets, leveraged from our own production work or retailers’ and manufacturers’ brand development efforts (e.g., consumer-facing websites), help manufacturers and online retailers sell more by providing comprehensive and compelling product information for a more engaging shopper experience.

Marketing Segment

We believe that our marketing segment is differentiated from our competition by our people, retail connectivity, entrepreneurial marketing mindset and scale. We launched our marketing business in 2000 in response to our observation of the challenges that our clients were experiencing by working with traditional marketing agencies that were not effectively connecting brand marketing strategies, sales planning efforts and retailer strategies to offer cohesive brand marketing. Our position as an intermediary in the market gives us deep insight and understanding into manufacturers’ needs from a sales perspective, their marketing and promotion strategies, as well as retailer strategies. We believe this position enables us to create more effective, shopper-focused marketing promotions by connecting client sales and marketing strategies with those of retailers.

We believe that our marketing business is differentiated from traditional marketing agencies in that it is built upon our insights and understanding of manufacturer and retailer strategies, leverages our ability to design and execute coordinated, large-scale marketing platforms in retail and combines capabilities from across the various disciplines in our portfolio to influence consumers at critical points along the purchase journey through execution platforms that reach audiences in-store and out of store to deliver superior client results.

Since founding our marketing business, we have grown to become a national agency collective and are the agency of record for many of the most recognized brands across the retail, packaged goods, technology, apparel, automotive, travel, entertainment, education and healthcare industries. We were ranked by Ad Age as the largest U.S. promotions agency and the largest U.S. experiential and event marketing agency in 2014, 2015, 2016, 2017, 2018, 2019 and 2020 based on prior year revenues. Furthermore, in 2020 we ranked eighth on Ad Age’s list of the largest U.S. marketing agencies from all disciplines and 14th on its list of the world’s largest agency companies based on prior year revenues.

Within our marketing segment, we typically generate revenues on a fee-for-service, cost-plus, retainer or commission basis.

Brand-Centric Services

Shopper and Consumer Marketing

For manufacturer clients, we analyze shopper behavior and apply our deep retailer knowledge and expertise to offer planning, execution and measurement of insight-based, retailer-specific promotions that target a retailer’s specific shopper base to drive product sales. We combine an understanding of how a brand’s consumers behave as shoppers in different channels, formats and retailers (mined from data resources) with an understanding of retailer objectives, strategies and preferred programming tactics (informed by our connectivity and resources in the field) to develop programs that successfully promote the sales of clients’ products at retail. Manufacturers also hire us for national consumer promotions, which are designed to stimulate demand for, and awareness of, their products more broadly.

Brand Experiential

We design and execute brand experiences in retail and non-retail settings in order to help brands engage, educate, acquire and retain consumers and impact purchase behavior.

Our brand experiential solutions include large-scale festivals, lifestyle venues, pop-up-shops, mobile tours, as well as assisted sales programs whereby our associates act as extensions of client sales teams, educating consumers as well as store employees.

Retailer-Centric Services

Retail Experiential

We design and execute one-to-one engagement strategies in order to drive product trial and sales and help retailers differentiate their in-store experience and generate more loyalty from shoppers. This includes in-store sampling and demo programs with fully-scaled operations including staffing, training, field management, assembly, fulfillment, technology and reporting. We deploy teams at each retailer that develop event concepts in conjunction with marketing, merchandising and store operations and then secure supplier support and funding for the programs. Our other retail experiential solutions include premium advisors who provide assistance in complex categories (such as beauty and adult beverages), virtual advisors who provide assistance via text messaging or web and curated sampling boxes for online grocery pick-up and delivery orders. Retail experiential constitutes the largest service in the marketing segment, representing more than half of our retailer-centric and marketing revenues.

Private Label

We help maximize the market potential of private label portfolios by providing comprehensive private label strategy, development and management services to retailers and private label manufacturers. By leveraging our analytical capabilities and expertise, we develop strategies and provide insights that help retailers establish and grow productive and profitable private label programs across new and existing product categories. This process often begins with a thorough analysis of the marketplace to develop a private label portfolio strategy that aligns with a client’s priorities. We help identify the most compelling product categories to target and specific products to develop. We also provide packaging and design services to bring our clients’ brands to life through strong brand identities. Our retailer clients are supported by analytical teams and associates who execute strategies through assortment planning, product sourcing and marketing and ongoing program management.

In addition to our brand-centric and retailer-centric marketing services, we have a portfolio of other broadly applicable offerings that are designed to engage consumers and enhance marketing efforts for clients. These services include:

Digital Marketing

Using advanced analytics, our digital marketing teams provide a wide range of services to clients, including: interactive design and development across mobile, tablet and desktop platforms; application development; content management solutions; paid media, including search engine marketing, and programmatic and direct media; and social media development and management.

Digital Media and Advertising

We offer targeted media and advertising solutions powered by our proprietary data that deliver to curated, custom audiences from first and third-party data sources. Our cross-screen advertising capabilities enable advertisers to target and engage with custom audience segments across devices via rich media, display, email and value exchange ads.

Our Market Opportunity

We compete in several large and consistently growing markets for outsourced business services targeting the sales, marketing and technology needs of consumer goods manufacturers and retailers.

End markets for our solutions consist of a diversified group of large and emerging consumer goods manufacturers across mostly non-discretionary categories, such as packaged foods, beverage and personal care, and a diversified group of leading retailers across traditional retail, foodservice and e-commerce channels.

Our Competitive Strengths

We believe the following strengths differentiate us within our industry and have contributed to our sustained success:

Leading National Provider with Significant Scale and Infrastructure that Would be Difficult to Replicate

We are a leading national provider of technology-enabled sales and marketing services, as measured by revenues, in the markets in which we operate. With approximately 48,000 associates regularly providing services within retail locations and more than 4,000 associates working on behalf of manufacturers and retailers at or near their headquarters or regional buying offices as of September 30, 2020, we are one of the largest national providers of sales and marketing services.

For example, in our marketing segment, we are the largest provider of experiential marketing services to retailers and consumer goods manufacturers. We believe this gives us an advantage over traditional marketing agencies in designing and executing coordinated, large-scale marketing programs in retail locations.

We have spent decades developing a reputation for providing high-quality service and superior execution, grounded in our data-driven insights. We believe that our scale provides us with significant competitive advantages by allowing us to differentiate the value of the services we provide by:

•

offering a broad suite of capabilities that enables us to create flexible, customizable, multi-service solutions that meet our clients’ evolving needs, from small regional businesses to large multinational corporations;

•	combining the expertise, experience and in-market presence necessary to deliver flexible, centrally coordinated, local, regional or national execution of large and complex labor-based services;

•	building, training and managing the deployment of our large workforce to serve our clients’ needs more efficiently;

•	leveraging the significant volume of products that we market on behalf of our clients and our proximity and connectivity to retailers and manufacturers to influence decision makers; and

•	investing in technology and data that enable our talented associates to better support our clients’ businesses.

Our scale affords us efficiencies to deliver solutions that are more effective and cost-efficient than those provided by smaller competitors or internal manufacturer and retailer teams, allowing us to grow our clients’ revenues while reducing their operating expenses. We believe our scale positions us to retain existing clients and win new business, which further increases our scale and associated competitive advantages. As a result, we believe it would be difficult to replicate our size, broad array of service offerings, technology and expertise. Despite numerous attempts since the industry began consolidating in the United States in the late 1990s, no competitor has been able to successfully build a sales and marketing platform capable of serving manufacturers and retailers on a national scale that is competitive with us or the other large national players in terms of breadth of offerings and quality of execution.

Strong, Long-Term Relationships with Leading Manufacturers and Retailers

We maintain strategic relationships with a diversified base of over 3,500 consumer goods manufacturers and retailers, including iconic brands at manufacturers such as Mars, PepsiCo and Smucker’s, and leading retailers.

We enjoy long-term, multi-service relationships with our largest clients. We had a tenure of over ten years with nine of our top 15 clients by revenues for the year ended December 31, 2019, with the remaining six clients being new business wins in the last ten years. Historically, we have experienced low levels of client attrition, as evidenced by our average revenue-weighted client retention rate of 98% from 2010 through 2019. We believe that our clients view our relationships as long-term and strategic, which provides us with a stable and consistent revenue base due to mutually aligned incentives and a partnership dynamic. We also believe this high level of customer retention provides considerable predictability to our core revenue streams, supplying us with capital to invest in both acquisitions and organic initiatives that may offer attractive returns in excess of our cost of capital.

Strategic Intermediary Benefitting from Self-Reinforcing Network Effects

We occupy an important industry position where we serve as a strategic intermediary between consumer goods manufacturers and retailers — creating value for both parties. Due to the breadth and depth of our representation and relationships across key categories and departments, we are among the largest supplier partners to many retailers. Our size gives us access and influence with key decision makers that smaller agencies and clients often cannot secure on their own, which, in turn, helps us win additional representation. This self-reinforcing “network effect” has helped us become an important strategic partner to both manufacturers and retailers. We have focused on strengthening the value we can provide to our network by investing in technology and in-market talent that, through our proximity to manufacturers and retailers, gives us direct visibility into strategies and systems and better positions us to support manufacturers’ and retailers’ businesses.

Self-Reinforcing Network Effects

Consumer Goods Manufacturers Connectivity and Influence ADVANTAGE SOLUTIONS Scale of Representation Retailers

Prudent Capital Allocator with Strong Acquisition and Integration Capabilities

We maintain a disciplined approach to capital allocation and have a history of acquiring businesses at attractive prices, achieving synergies and meeting or exceeding our internal performance goals.

We have developed processes to evaluate opportunities to create value through effective management of our sources and uses of capital. We believe these processes have enabled us to create value for our investors.

Since 2014, we have retained the majority of the capital created by our business and reinvested that capital in both acquisitions and organic initiatives. To support this effort, we utilize a capital allocation framework that encourages cross-functional and multi-tier associate engagement throughout the sourcing, evaluation and execution phases of our investment initiatives. This framework is intended to maintain investment discipline at critical stages of the investment process, often requiring managerial discussion, review and approval. Our senior executives also review, prioritize and approve potential investment opportunities and, when appropriate, present and obtain approval for such investments from the board of directors. Our business unit associates and leaders who interact daily with clients, customers and other industry participants identify investment opportunities that add capabilities to our portfolio and allow us to better serve our clients.

As part of this process, we spend a significant amount of time tracking acquisition opportunities that may serve to expand our service capabilities, sales channels, client relationships and geographic markets. Given the highly fragmented nature of our industry, and our position as one of the few nationally-scaled competitors, we have a strong history of acquiring businesses at what we believe are attractive relative valuation levels, achieving synergies and meeting or exceeding our internal performance goals. We intend to continue to pursue attractive acquisition opportunities in the future.

We have significant internal resources dedicated to tracking, sourcing, executing and integrating acquisitions using our standardized M&A procedures. For example, since January 2014, we have acquired 63 businesses, which have expanded our capabilities in digital and social marketing, extended our sales services into the e-commerce channel, enhanced our service offerings to retailers and expanded our footprint into Europe and other international markets such as Africa, Asia, Australia and Latin America through the Daymon Acquisition and strategic partnership with Smollan.

In December 2017, we completed the Daymon Acquisition, a leading provider of retailer-centric services, including private label development and management, merchandising and experiential marketing services.

Broad Suite of Complementary Services and Technology Solutions Tailored to Client Needs

Based on insight we have gained as a strategic intermediary between manufacturers and retailers, we have built what we believe to be a broad suite of technology-enabled services, allowing our associates to create coordinated, innovative, multi-service solutions designed to achieve our clients’ business objectives.

As our clients’ needs have evolved, we have responded by expanding into new services in order to more effectively serve clients. For example, in 2000, we expanded our offerings from purely sales services to include marketing services, which leverage our expertise, network of relationships, data, insight and technology to differentiate our marketing solutions. We began our marketing business after we observed the challenges our clients were experiencing while using traditional marketing agencies that were not effectively connecting brand marketing strategies, sales planning efforts and retailer strategies. More recently, we have begun building a complementary suite of sellable technology solutions designed to address several major business drivers in our industry, including the continuous push for operational efficiency, e-commerce channel expansion and the need to optimize online and in-store execution capabilities. For example, one of our software solutions uses store-level data to identify proactively product issues, such as SKUs that are void, out of stock or past expiration dates, which enables our associates to focus on correcting, rather than merely identifying, shelf issues during their in-store visits. In addition, in response to our retailer clients’ needs, we completed the Daymon Acquisition in December 2017 to enhance our portfolio of retailer-centric services, including private label development and management, merchandising and experiential marketing services.

Differentiated and Proprietary Technology Infrastructure

Our proprietary technology infrastructure enables our associates to provide differentiated services that help us grow manufacturers’ and retailers’ businesses by leveraging data-driven insights to develop winning sales and marketing strategies and enable more effective and more efficient in-store execution.

Our technology supports our associates across a range of functions and includes a proprietary analytics software suite that helps our associates analyze and apply vast amounts of industry data in the selling process and automate reporting. Our business and category managers use this software to efficiently develop insight-based portfolio strategies and sales plans for our clients.

For example, in our headquarter relationship management service, our business managers use a step-by-step analytic workflow tool that enables them to look across their product universe and the retailers that they service to identify large growth opportunities (e.g., a product not getting its “fair share” of category sales at a certain retailer), benchmark against competitors to diagnose performance issues (e.g., inferior promotional activity), identify retailers that are losing category shoppers to other retailers or channels and turn their findings into compelling sales presentations for retailers. Our category managers use separate analytical tools to mine extensive data sets to optimize promotions, distribution, pricing and assortment plans.

Furthermore, our retail services associates use tablets with proprietary software that helps them optimize their workflow by routing and prioritizing store-level activities. This technology also enables our associates to utilize proprietary applications to perform functions such as recommending promotional display programs to store managers and illustrating potential store-level sales impact of their recommendations while in store.

Talented Associates and Performance-Based Culture

We believe that our talented associates and performance-based culture are important competitive advantages. When our chief executive officer, Tanya Domier, who has been with Advantage since 1990, assumed chief operating officer responsibilities in 2010, she recognized an opportunity to differentiate Advantage from our competitors by transforming our talent and culture. Under Ms. Domier’s leadership, we have a results-driven team of leaders with significant experience in the consumer, retail, sales, marketing and technology industries. We have made significant investments in training and leadership programs to ensure that we remain an attractive career choice for associates at every level. For example, we created a leading entry-level training program to attract talented associates to help the organization succeed.

Our associate programs are complemented by our performance-based culture that we believe differentiates us from our competitors. Our culture is built on both internal and external transparency and accountability for results. We set clear objectives with our associates, analyze score-card performance and reward associates who outperform. We strive to encourage and empower our associates to be proactive, creative and entrepreneurial in providing solutions for our clients. We believe our encouragement and empowerment have contributed to the service innovation that has fueled our growth, and that our commitment to results and continuous improvement has produced long-term relationships with our clients that typically increase in scale and scope over time.

Our culture is also defined by an innate reluctance to settle for the status quo, which we feel is a significant competitive advantage against the backdrop of an ever evolving industry. We have a history of predicting and staying ahead of changing market trends, as demonstrated by our outsized investments in developing marketing and digital capabilities that we believe have positioned us well against our competitors and have helped us gain market share over time.

Our Growth Strategies

Our competitive strengths and industry leadership support our favorable economic model and enable us to pursue numerous growth opportunities. We intend to create value by continuing to invest in organic and inorganic growth initiatives in pursuit of the following key strategies:

Grow Our Client Relationships

Expand Existing Client Relationships

We have cultivated long-term, multi-service relationships across a diverse set of manufacturers and retailers. As we have broadened our service offerings, we have succeeded in expanding our client relationships. For example, Smucker’s has been a client for over twenty-five years, primarily using our sales services, but over the past five years, we have added digital technology, shopper marketing and consumer marketing services to further support the growth of their business. Similarly, in the five years since Sargento first became a sales division client, we have added shopper marketing and consumer marketing to our responsibilities. We have also successfully expanded our retailer client partnerships. For example, Advantage became Kroger’s exclusive agency for in-store events in 2012, and since that time, we have added other services including in-store merchandising for corporate brands and in-store resets in several markets. We believe significant opportunities remain to increase service penetration within our existing client base across our technology-enabled sales and marketing solutions. The long-term nature of our client relationships allows us to identify expansion opportunities and positions us to actively develop customized service arrangements to broaden the scope of those relationships.

Continue to Win New Clients

We have a strong track record of securing business from new clients. From 2012 through 2019, we won approximately 100 new client accounts and experiential marketing platforms with annual revenues between $0.5 million and $45.0 million per account. In aggregate, the estimated annualized revenues resulting from these wins was approximately $630.2 million. We estimate the annualized revenues based on specified contract value (e.g., a monthly retainer or fixed project fee) or a client’s historical sales (in the case of a commission-based arrangement). Of those accounts, approximately 33% were attributed to increased outsourcing among consumer goods manufacturers and retailers and approximately 67% were attributed to consumer goods manufacturers and retailers switching from competitors. Moreover, as we expand the industries we serve to areas such as healthcare, financial services and automotive, and as our addressable market continues to grow, we believe that we will continue to succeed in generating new business.

Pursue Channel Expansion and New Industry Opportunities

We believe there are significant growth opportunities within the e-commerce channel, as online category penetration expands, mobile sales grow and order values increase. While categories such as books and music are already highly penetrated in the e-commerce channel, the grocery and personal care categories, which comprise the majority of the products we represent, remained relatively underpenetrated. We believe changes in consumer shopping behavior during the COVID-19 pandemic may accelerate shoppers’ adoption of e-commerce platforms and we believe that our existing competencies and capabilities position us well to succeed as the channel becomes more meaningful for our clients and the categories we represent. Many of the core competencies that allow us to add value for clients in traditional retail channels are as relevant to effective sales and marketing in the e-commerce channel as they are to the brick-and-mortar retail channels. In addition, we have added talent and capabilities dedicated to selling, marketing and merchandising clients’ products in the e-commerce channel. Our e-commerce agency acquisitions have strengthened our relationships and capabilities in the channel, adding expertise in important areas such as sales and marketing plan development, headquarter and third-party sales, specialized search engine optimization, online review management, search engine marketing, enhanced content creation and promotion execution. Outside of the consumer goods manufacturing industry and traditional retail channels, we believe there is an opportunity to market our services to companies in other industries, such as automotive, education, entertainment, healthcare, specialty pet and travel.

Continue to Enhance Our Solutions and Expand Into Logical Adjacencies

We believe that we have a significant opportunity to leverage our position as a strategic intermediary between manufacturers and retailers to develop new and innovative outsourced solutions. Our management team has a strong track record of using the insights gained from our strategic relationships to develop services in logical adjacencies. For example, we established our marketing business, Advantage Marketing Partners, after our leadership team observed the challenges our clients had experienced with traditional marketing agencies that lacked our deep understanding of retail and had challenges connecting brand marketing strategies to sales planning efforts and retailer strategies. Since its inception, our marketing segment has grown to become a national agency collective with over $1.8 billion in revenues in 2019, representing approximately 48% of total revenues in fiscal year 2019.

Since 2014, we have focused on developing technology and digital commerce solutions to help consumer goods manufacturers and retailers find operational efficiencies; create, produce and distribute compelling content; and successfully market their products in an increasingly omni-channel environment. We believe there is an opportunity for further development in this area. For example, we acquired a provider of back-end/point-of-sale data and business intelligence to help our clients more efficiently manage their business, allowing them to monitor inventory issues such as out-of-stock products. In addition, we recently acquired businesses that allow us to create, manage and syndicate compelling digital content that helps consumer goods manufacturers and retailers more effectively distribute their digital product content, such as product descriptions, images and videos, in a uniform manner to online retail websites. With multiple product platforms in place and plans to continue building upon our digital technology portfolio, we believe we can take advantage of macro trends and the evolving shift to digital to grow our technology offerings into a larger component of our business.

We also believe there is an opportunity to develop new value-added marketing services. The marketing capabilities we have added in recent years include a paid search marketer, two digital marketing agencies and a dedicated media solutions team specializing in targeted mobile advertising. These additions further enable us to leverage data-driven insights to help clients target and connect more effectively with their consumers. As marketing spend migrates away from television, where traditional advertising agencies have historically held competitive advantages, and toward the disciplines where we have built our reputation and can differentiate our services through our understanding and connectivity to retail (i.e., promotional, shopper, experiential and digital marketing), we believe we are well-positioned to add value for clients with new demand creation services such as brand identity, content and packaging design. Moreover, the growing relevance of smaller, emerging brands has created a sizeable market opportunity for us to apply the full array of our capabilities.

Pursue Additional Strategic and Financially Attractive Acquisitions

We have a track record of successfully identifying, acquiring and integrating businesses that expand our solutions offerings, sales channels, client relationships and geographic markets, while achieving synergies and generating attractive returns that are well in excess of our cost of capital. Using our disciplined approach for screening and evaluating potential opportunities, we intend to continue to seek strategically and financially attractive acquisition targets that provide us with new capabilities. Given the highly fragmented nature of our industry, we have significant internal resources dedicated to tracking potential acquisition prospects which are formally reviewed by senior management on a regular basis. Due to our position as one of the few nationally scaled competitors, we believe we will continue to be an acquirer of choice in our industry and transact with smaller players at valuation levels that are attractive on a relative basis.

Further Develop Our International Platform

We believe that growing our international presence will allow us to offer integrated outsourcing solutions for multinational manufacturers and retailers and to provide those clients a single strategic partner with an understanding of their global businesses. We have made strategic minority investments in Smollan and established a joint venture with Smollan in Europe. While the majority of our business is concentrated in the United States and Canada, these investments and the Daymon Acquisition have provided us with growth opportunities in several markets throughout Africa, Asia, Australia, Europe and Latin America. We plan to further expand our global presence through both strategic investments and acquisitions. As we deepen our penetration of these existing markets and enter new geographies, we expect to focus on acquiring knowledge of local market dynamics while also leveraging our deep understanding of how to create a consolidated platform to service the outsourcing needs of large clients. We believe many of the same opportunities exist for outsourcing partners in international markets that existed in the United States when the industry began consolidating in the late 1990s.

Utilize Technology and Scale to Drive Efficiencies in Operations

We believe our scale and continued investment in technology enable us to achieve operational excellence and capture productivity improvements. We consider technological innovation to be a critical component of our strategy, allowing us to provide superior execution at scale and deliver data-driven insights to grow our clients’ businesses. We believe that with our talent, entrepreneurial culture and willingness to invest in our future, we are positioned to continue to develop new technologies that will differentiate our service offerings from our competitors.

Our Competition

In our sales segment, we compete in an industry that has experienced significant consolidation over the last two decades. Today, the U.S. industry operates with three national firms consisting of Acosta, Inc., CROSSMARK, Inc. and us. Other than the three national firms, the industry remains highly fragmented, comprised of smaller independent agencies that offer services on a more regional level or are focused on a specific channel, such as foodservice, or specific service, such as merchandising projects and resets. In the private label development services, we compete primarily with retailer in-house teams and more specialized service providers that offer solutions covering only a portion of the private label development and management value chain (e.g., market insights, product development or supply chain management).

We have made significant progress in expanding our footprint in marketing services. In our experiential marketing practice, our largest marketing discipline, we compete primarily with smaller specialized experiential agencies as well as CROSSMARK, Inc. and Mosaic (Acosta). In our consumer, shopper and digital marketing practices we compete primarily with other specialized marketing or advertising agencies in these disciplines.

We primarily compete based on service offerings, value-enhancing solutions, relationships, ability to execute and price. We believe that our comprehensive channel coverage, geographical reach, breadth of services, focus on delivering industry expertise, best-in-class service and execution and technology-enabled insights make us the third-party provider of choice in the industry, which we believe has allowed us to grow our market share over time. We believe we are well-positioned to maintain our existing client base and to continue to attract new clients and customers due to our established reputation, attractive value proposition and winning record.

Government Regulation

In connection with the services we provide, we must comply with various laws and regulations from federal, state, local and foreign regulatory agencies. We believe that we are in material compliance with regulatory requirements applicable to our business. These regulatory requirements include, without limitation:

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federal, state, local and foreign laws and regulations involving minimum wage, health care, overtime, sick leave, lunch and rest breaks and other similar wage, benefits and hour requirements and other similar laws;

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Title VII of the Civil Rights Act and the Americans with Disabilities Act and regulations of the U.S. Department of Labor, the Occupational Safety & Health Administration, the U.S. Equal Employment Opportunity Commission and the equivalent state agencies and other similar laws;

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food and permitting matters (e.g., licensing under the Perishable Agricultural Commodities Act and regulations from the U.S. Department of Agriculture), food safety matters (e.g., federal, state and local certification and training and inspection and enforcement of standards for our associates, facilities, equipment and the products we promote), alcohol beverage marketing regulations, custom and import matters with respect to products imported to and exported from the United States;

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the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other similar anti-bribery and anti-kickback laws and regulations that generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business; and

•	federal, state and foreign anticorruption, data protection, privacy, consumer protection, content regulation and other laws and regulations, including without limitation, GDPR and the CCPA.

Employees

As of September 30, 2020, we employed more than 58,000 associates. Approximately 18,000 of these associates are full-time and approximately 40,000 are part-time. We believe we generally have good relations with our associates.

Properties

Our corporate headquarters are located in Irvine, California, where we rent approximately 48,000 square feet pursuant to a lease agreement that is scheduled to expire in May 2021. We have entered into a new lease agreement with a five-year term for a different facility in Irvine with approximately 22,000 square feet to serve as our corporate headquarters beginning in the first quarter of 2021.

As of September 30, 2020, we operated more than 100 offices, primarily in the United States and Canada. We lease all of our properties, except for a property in Connecticut and another in Kansas, which we own. Leases on these offices expire at various dates from 2020 to 2030, excluding any options for renewal. We typically seek office space in proximity to retailers’ headquarters or buying offices, to aid our associates in acting as sales representatives for our manufacturer clients.

Intellectual Property

We own or have the rights to use certain trade names and trademarks that are registered with the U.S. Patent and Trademark Office or other foreign trademark registration offices or exist under common law in the United States and other jurisdictions. Trade names that are important in identifying and distinguishing our business include, but are not limited to, Advantage Solutions, Advantage Sales & Marketing, Daymon, SAS, Club Demonstration Services, Advantage Marketing Partners and Waypoint. Our rights to some of these trade names and trademarks may be limited to select markets. We also own domain names, including “advantagesolutions.net.”

We rely on trade secrets, including unpatented know-how, and proprietary systems and information, to maintain and develop our technology-enabled services. We try to protect trade secrets and know-how by taking reasonable steps to keep them confidential, including entering into nondisclosure and confidentiality agreements with our associates that contain confidentiality obligations and entering into invention assignment commitments that obligate them to assign to us any inventions developed in the course of their work for us.

Legal Proceedings

We are involved in various legal matters that arise in the ordinary course of our business. Some of these legal matters purport or may be determined to be class and/or representative actions, or seek substantial damages or penalties. Some of these legal matters relate to disputes regarding acquisitions.

Employment-Related Matters

We have also been involved in various litigation, including purported class or representative actions with respect to matters arising under the U.S. Fair Labor Standards Act, California Labor Code and Private Attorneys General Act. Many involve allegations for allegedly failing to pay wages and/or overtime, failing to provide meal and rest breaks and failing to pay reporting time pay, waiting time penalties and other penalties.

A former employee filed a complaint in California Superior Court, Santa Clara County in July 2017, which seeks civil damages and penalties on behalf of herself and similarly situated persons for various alleged wage and hour violations under the California Labor Code, including failure to pay wages and/or overtime, failure to provide meal and rest breaks, failure to pay reporting time pay, waiting time penalties and penalties pursuant to California’s Private Attorneys General Act. We filed a motion for summary judgment. The court granted our motion for summary judgment in March 2020, and Plaintiff filed an appeal of the court’s ruling in May 2020. We have retained outside counsel to represent us and intend to vigorously defend our interests in this matter.

A former employee filed a complaint in California Superior Court, Orange County in September 2019, which seeks damages, penalties and injunctive relief on behalf of herself and similarly situated persons for various alleged wage and hour violations under the California Labor Code, including failure to pay wages and/or overtime, failure to provide meal and rest breaks, failure to reimburse employee expenses, failure to pay reporting time pay, failure to comply with wage statement requirements, waiting time penalties, violations of California law regarding post-employment nonsolicitation agreements and violations of California’s unfair competition law. In November 2019, the former employee filed a first amended complaint adding a claim for civil penalties on behalf of herself and similarly situated persons pursuant to California’s Private Attorneys General Act based on the preceding allegations. Plaintiff’s counsel requested dismissal of the class and individual claims so that only the PAGA claim will remain, and the court granted such action. The parties have agreed to mediation, which has been scheduled for March 2021. We have retained outside counsel to represent us and intend to vigorously defend our interests in this matter.

Proceedings Relating to Take 5

The following proceedings relate to the Take 5 Matter, which is discussed in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Take 5 Matter” and “Risk Factors — Risks Related to the Company’s Business and Industry” in this prospectus.

USAO and FBI Voluntary Disclosure and Investigation Related to Take 5

In connection with the Take 5 Matter, we voluntarily disclosed to the United States Attorney’s Office and the Federal Bureau of Investigation certain misconduct occurring at Take 5. We intend to cooperate in this and any other governmental investigation that may arise in connection with the Take 5 Matter. At this time, we cannot predict the ultimate outcome of any investigation related to the Take 5 Matter and are unable to estimate the potential impact such an investigation may have on us.

Arbitration Proceedings Related to Take 5

In August 2019, as a result of the Take 5 Matter, we provided a written indemnification claim notice to the sellers of Take 5, or the Take 5 Sellers, seeking monetary damages (including interest, fees and costs) based on allegations of breach of the asset purchase agreement, or Take 5 APA, as well as fraud. In September 2019, the Take 5 Sellers initiated arbitration proceedings in the state of Delaware against us, alleging breach of the Take 5 APA as a result of our decision to terminate the operations of the Take 5 business and seeking monetary damages equal to all unpaid earn-out payments under the Take 5 APA (plus interest fees and costs). We have filed our response to the Take 5 Sellers’ claims and asserted indemnification, fraud and other claims against the Take 5 Sellers as counterclaims and cross-claims in the arbitration proceedings. We are currently unable to estimate the potential impact related to these arbitration proceedings, but we have retained outside counsel to represent us in these matters and are vigorously pursuing our interests. The arbitration hearing for this matter is currently scheduled for the fourth quarter of 2021.

Other Legal Matters Related to Take 5

The Take 5 Matter may result in additional litigation against us, including lawsuits from clients, or governmental investigations, which may expose us to potential liability in excess of the amounts being offered by us as refunds to Take 5 clients. We are currently unable to determine the amount of any potential liability, costs or expenses (above the amounts already being offered as refunds) that may result from any lawsuits or investigations associated with the Take 5 Matter or determine whether any such issues will have any future material adverse effect on our financial position, liquidity or results of operations. Although we have insurance covering certain liabilities, we cannot assure that the insurance will be sufficient to cover any potential liability or expenses associated with the Take 5 Matter.

In connection with certain of above matters and other legal matters, we have accrued amounts that we believe are appropriate. There can be no assurance, however, that the above matters and other legal matters will not result in us having to make payments in excess of such accruals or that the above matters or other legal matters will not materially or adversely affect our business, financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

The following sets forth certain information, as of September 30, 2020, concerning each of our executive officers and directors.

Name	Age	Position
Tanya Domier	54	Chief Executive Officer and Director
Brian Stevens	47	Chief Financial Officer and Chief Operating Officer
Jill Griffin	48	President and Chief Commercial Officer
Ronald E. Blaylock	60	Director
Cameron Breitner	46	Director
Beverly F. Chase	71	Director
Virginie Costa	46	Director
Ryan Cotton	41	Director
Timothy J. Flynn	47	Director
Tiffany Han	31	Director
James M. Kilts	72	Director
Elizabeth Munoz	52	Director
Brian K. Ratzan	50	Director
Jonathan D. Sokoloff	62	Director
David J. West	57	Director

Tanya Domier has served on the board of directors of the Company since the Closing. She has also served on the board of directors of both Advantage and Topco since July 2014. From December 2010 to July 2014, she also served on the board of directors of AGS Topco Holdings, L.P., the prior owner of Advantage. Ms. Domier has served as Advantage’s Chief Executive Officer since January 2013, after previously serving as President and Chief Operating Officer from 2010 to 2013, and as President of Marketing from 2000 to 2010. Ms. Domier first joined our company in 1990. Earlier in her career, Ms. Domier held various roles with The J.M. Smucker Company, a food manufacturing company. On January 1, 2018, Ms. Domier joined the board of directors of Yum! Brands Inc. She has also served on the board of Nordstrom, Inc. since 2015, where she is a member of the audit committee and the chair of the compensation committee. She also serves on the board of Enactus, an international nonprofit organization. Ms. Domier received her B.A. from California State University, Chico.

We believe Ms. Domier is qualified to serve as a director due to her extensive knowledge of the consumer goods industries as well as her experience as Advantage’s Chief Executive Officer.

Brian Stevens has served as Advantage’s Chief Financial Officer since June 2010 and as its Chief Operating Officer since October 2015. Mr. Stevens served on the boards of directors of both Advantage and Topco from July 2014 until the Closing. Mr. Stevens first joined the company in March 2008 as the Vice President of Finance. Previously, from March 2004 to March 2008, Mr. Stevens served as Vice President of Finance at Multi-Fineline Electronix, Inc., a technology company that underwent an initial public offering in 2004. From March 1999 to March 2004, Mr. Stevens worked at PricewaterhouseCoopers LLP, an accounting firm, in a variety of roles. Mr. Stevens has also served on the board of directors of Big Brothers Big Sisters of Orange County, a non-profit organization, since 2012. Mr. Stevens received his B.A. in Business Administration from California State University, Fullerton, is a Certified Public Accountant and received an M.B.A. with a concentration in Finance from the University of Southern California.

Jill Griffin has served as Advantage’s President and Chief Commercial Officer since April 1, 2019. She served on the board of directors of Topco from January 2019 to the Closing. Previously, she was Advantage’s President of Marketing leading the Advantage Marketing Partners line of business since January 2010, after previously serving as the company’s President of Experiential Marketing from February 2008 to January 2010. From February 2007 to February 2008, Ms. Griffin served as the President of the Interactive Publishing division of Navarre Corporation, a public distribution and publishing company. She held various leadership roles with such business from 1998 to 2007 both before and after it was acquired by Navarre Corporation in 2002. Ms. Griffin began her career with TMP Worldwide, a recruitment advertising agency, in a business development and client service role. Ms. Griffin received her B.A. from the University of Minnesota and her B.S. from the University of Minnesota, Carlson School of Management. She was recognized as one of Progressive Grocer’s “Top Women in Grocery” in 2013, 2014, 2016 and 2017 and inducted into its Hall of Fame in 2018. Ms. Griffin also serves on the Global Retail Marketing Association Advisory Board.

Ronald E. Blaylock served as a director of the Company prior to and after the Closing. Mr. Blaylock is Founder and Managing Partner of Gennx360 Capital Partners, a private equity firm founded in 2006 focused on investing in industrial and business services companies in the U.S. middle market. Mr. Blaylock has also served as a director of Pfizer since 2017. Prior to launching Gennx360 Capital Partners, Mr. Blaylock founded and managed Blaylock & Company, an investment banking firm. Mr. Blaylock also held senior management positions at UBS, PaineWebber Group and Citicorp. Mr. Blaylock currently serves as a director of CarMax, Inc. and W.R. Berkley, Inc., an insurance holding company. Mr. Blaylock is also a member of the Board of Trustees of Carnegie Hall and of the Board of Overseers of New York University Stern School of Business. Mr. Blaylock received an M.B.A. in finance from New York University’s Stern School of Business and a B.S. in finance from Georgetown University.

We believe Mr. Blaylock is qualified to serve as a director due to his extensive investment management and public-company board experience.

Cameron Breitner has served as a director of the Company since the Closing and of Topco since July 2014. Mr. Breitner is currently a Managing Partner with CVC Capital Partners, a private equity firm advising funds that indirectly hold units in Topco. He is the head of CVC’s San Francisco office, overseeing CVC’s private equity activities on the West Coast. Prior to joining CVC in 2007, Mr. Breitner worked at Centre Partners, a private equity firm, where he was Managing Director and had worked since 1998. Prior to Centre Partners, Mr. Breitner worked in M&A at Bowles Hollowell Conner & Co., an investment banking firm. Mr. Breitner also serves on the board of directors for the parent holding companies of Petco, PDC Brands, Asplundh, and Teneo. Previously, he served on the board of directors for BJ’s Wholesale Club Holdings, Inc. and Leslie’s Pool Supplies. He received his B.A. in Psychology from Duke University.

We believe Mr. Breitner is qualified to serve as a director due to his knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, consumer and retail businesses, and board practices of other major corporations.

Beverly F. Chase has served as a director of the Company since the Closing. Ms. Chase brings over 40 years of legal experience advising businesses, boards and individuals on executive compensation and governance matters. Ms. Chase has been a senior counsel at Davis Polk & Wardwell, LLP since January 2011. Prior to that, she served as a partner at Davis Polk & Wardwell, LLP from 1985 through December 2010. She began her legal career clerking for the Honorable Kevin Thomas Duffy, U.S. District Court, Southern District of New York, from 1974 to 1976, before joining Davis Polk & Wardwell, LLP in 1976. Ms. Chase received her A.B., magna cum laude, in English Literature from Harvard University and her J.D., cum laude, from Fordham University School of Law.

We believe Ms. Chase is qualified to serve as a director due to her extensive knowledge and legal experience in advising multi-national public companies.

Virginie Costa has served as a director of the Company since the Closing. Ms. Costa brings over 20 years of financial and operational experience with brands focused on consumer experience. Ms. Costa has been the chief financial officer of Godiva Chocolatier since August 2018. Prior to that, she served at Burberry Americas as the chief financial and operations officer from February 2013 to August 2018, and chief financial officer from May 2011 to February 2013. She served in a number of executive positions with Hermes of Paris, Inc. in New York City, including as Chief Financial Officer and Chief Operating Officer from December 2005 to May 2011. She began her career in public accounting and consulting at KPMG LLP and Arthur Andersen LLP. Ms. Costa received her “Diplome des Grandes Ecoles de Commerce,” equivalent of an MBA in the United States, at France’s Ecole Superieure de Commerce de Nantes (since renamed as Audencia).

We believe Ms. Costa is qualified to serve as a director due to her extensive experience in accounting and financial matters for global consumer brands.

Ryan Cotton has served as a director of the Company since the Closing and of Topco since December 2017. Mr. Cotton is currently a managing director at Bain Capital Private Equity, LP, a private equity firm advising funds that hold units in Topco. Mr. Cotton serves on the board for the publicly traded company Canada Goose Holdings Inc. as the chair of its nominating and governance committee and as a member of its compensation committee. He also serves on the board for The Michaels Companies, Inc. and is a member of its compensation committee. In addition, Mr. Cotton also serves on the boards of the following private companies or their affiliates: Blue Nile, Maesa, Varsity Brands and Virgin Voyages. Mr. Cotton also currently serves on the board of directors and board of trustees for City Year New York and St. Mark’s School of Texas, respectively. Previously, Mr. Cotton served on the board of directors for the following companies or their affiliates: The Apple Leisure Group, The International Market Centers, Daymon Worldwide, TOMS Shoes and Sundial Brands. Mr. Cotton received his B.A. from Princeton University and received an M.B.A. from Stanford University.

We believe Mr. Cotton is qualified to serve as a director due to his extensive financial and operational experience in both public and privately owned multi-national consumer goods businesses.

Timothy J. Flynn has served as a director of the Company since the Closing and of Topco since July 2014. Mr. Flynn is currently a partner with Leonard Green & Partners, L.P. (“LGP”). Prior to joining LGP in 2003, Mr. Flynn had been a director in the investment banking department of Credit Suisse First Boston (CSFB), a financial services company, which he joined in 2000 following CSFB’s acquisition of Donaldson, Lufkin & Jenrette (DLJ), an investment bank. Mr. Flynn had been with DLJ since 1996 and had previously worked in the Mergers and Acquisitions group at Paine Webber Inc., a financial services company. Mr. Flynn also serves on the boards of the following companies or their affiliates: Pye-Barker, The Container Store, The Wrench Group, Veritext Legal Solutions and Insight Global, and has served on the boards of CCC Information Services, United States Infrastructure Corp. and Tank Holdings Corp., among others. Mr. Flynn serves as the chair of The Container Store’s culture and compensation committee. He received his A.B. from Brown University.

We believe Mr. Flynn is qualified to serve as a director due to his particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, retail businesses and board practices of other major corporations.

Tiffany Han has served as a director of the Company since the Closing and of Topco since June 2020. Ms. Han is a director with CVC Capital Partners, a private equity firm advising funds that indirectly hold units in Topco. Prior to joining CVC in 2013, Ms. Han worked at UBS Investment Bank in the Mergers & Acquisitions group, which she joined in 2011. Ms. Han is actively involved with Petco, PDC Brands, and Bruin Sports through the investments of funds advised by CVC. She received her Bachelor in Business Administration from Emory University.

We believe Ms. Han is qualified to serve as a director due to her knowledge and experience in finance as well as consumer and retail businesses.

James M. Kilts has served as a director of the Company since the closing and of Topco since September 2014. He also served as Executive Chairman of Conyers Park from its inception to the Closing. Mr. Kilts is the

Founding Partner of Centerview Capital Consumer, founded in 2006. Previously, Mr. Kilts served as Chairman of the Board, Chief Executive Officer and President of Gillette from 2001 until it merged with The Procter & Gamble Company in 2005; at that time he became Vice Chairman of the Board of The Procter & Gamble Company. Prior to Gillette, Mr. Kilts served as President and Chief Executive Officer of Nabisco from 1998 until its acquisition by The Philip Morris Companies in 2000. Before joining Nabisco, Mr. Kilts was an Executive Vice President of The Philip Morris Companies from 1994 to 1997 and headed the Worldwide Food Group. Mr. Kilts had previously served as President of Kraft USA and Oscar Mayer. He also had been Senior Vice President of Strategy and Development, President of Kraft Limited in Canada and Senior Vice President of Kraft International. Mr. Kilts is currently Chairman of the Board of Directors of The Simply Good Foods Company, where he has served since 2017. Mr. Kilts is currently a member of the Board of Directors of MetLife, Inc., where he has served since 2005, Pfizer Inc., where he has served since 2007, Unifi Inc., where he has served since 2016 and Conyers Park II Acquisition Corp. since 2019. Mr. Kilts was Non-Executive Director of the Board of Nielsen Holdings PLC (from 2006 until 2017), Chairman of the Board of Nielsen Holdings PLC (from 2011 until 2013) and Chairman of the Nielsen Company B.V. (from 2009 until 2014). Mr. Kilts received a bachelor’s degree in History from Knox College, Galesburg, Illinois and earned an MBA degree from the University of Chicago.

We believe Mr. Kilts is qualified to serve as a director due to his deep consumer industry background, coupled with broad operational and transactional experience.

Elizabeth Munoz has served as a director since the Closing. She brings over 25 years of experience with retailing, designing, merchandising and manufacturing consumer fashion brands. Ms. Munoz has been the Chief Executive Officer of Torrid since August 2018. From January 2018 to August 2018 she served as President of Torrid. Prior to that she was the Senior Vice President of Product for Torrid from May 2016 to January 2018. From July 2010 to May of 2016, she served as the Senior Vice President of Product for Hot Topic, the former-parent company of Torrid, driving a vertical transformation while building product development infrastructures for both Torrid and Hot Topic during that time. In May of 2016 the companies split and Ms. Munoz focused solely on Torrid. Prior to that she served in a number of executive positions with Lucky Brand Jeans over a thirteen year period, including serving as President from 2008—2010. She received a degree from the Fashion Institute of Design & Merchandising focusing on garment design, construction and manufacturing in 1987.

We believe Ms. Munoz is qualified to serve as a director due to her extensive experience in retailing and merchandising global consumer brands.

Brian K. Ratzan has served as a director of the Company from its inception. He was the Chief Financial Officer and a Director of Conyers Park from its inception to the Closing. Mr. Ratzan has been a Partner of Centerview Capital Consumer since April 2014. Mr. Ratzan has over 25 years of private equity investing experience. Prior to joining Centerview Capital Consumer, Mr. Ratzan was Partner and Head of U.S. Private Equity at Pamplona Capital Management from January 2012 to February 2014. Prior to joining Pamplona, he was Managing Director and Head of Consumer at Vestar Capital Partners, which he joined in 1998. Mr. Ratzan also previously worked at ‘21’ International Holdings, a private investment firm and in the Investment Banking Group at Donaldson, Lufkin and Jenrette. Since July 2017, Mr. Ratzan has served as a director on the Board of The Simply Good Foods Company. Mr. Ratzan previously served on the boards of other consumer companies including Del Monte Foods, The Sun Products Corporation (formerly known as Huish Detergents, Inc.), and Birds Eye Foods, Inc. Mr. Ratzan holds a bachelor’s degree in economics from the University of Michigan, where he was a member of Phi Beta Kappa, and a Master of Business Administration degree from Harvard Business School.

We believe Mr. Ratzan is qualified to serve as a director due to his extensive investment management and transactional experience.

Jonathan D. Sokoloff has served as a director of the Company since the Closing and Topco since July 2014. Mr. Sokoloff is currently a managing partner with LGP. Before joining LGP in 1990, he was a Managing

Director in corporate finance at Drexel Burnham Lambert, an investment bank. Mr. Sokoloff also serves on the boards of the publicly traded companies Shake Shack and The Container Store Group. In addition, Mr. Sokoloff serves on the boards of the following private companies or their affiliates: J. Crew, Jetro Cash & Carry, JOANN Stores and Union Square Hospitality Group LLC. Mr. Sokoloff has previously served on the Board of Whole Foods Market, among many other companies. In addition, he serves as trustee of Williams College and the Los Angeles County Museum of Art. He is also a board member of the Melanoma Research Alliance. Mr. Sokoloff received his B.A. from Williams College.

We believe Mr. Sokoloff is qualified to serve as a director due to his particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, retail businesses and board practices of other major corporations.

David J. West has served as a director of the Company since May 2019. He served as the Chief Executive Officer and a Director of Conyers Park from May 2019 to the Closing. Mr. West is an established leader in the consumer industry, with nearly 30 years of experience leading a range of companies and well-known brands. Mr. West became a partner of Centerview Capital Consumer in May 2016. Prior to joining Centerview Capital Consumer, Mr. West served as Chief Executive Officer and President of Big Heart Pet Brands (formerly known as Del Monte Foods) from August 2011 to March 2015, at that time one of the world’s largest pure-play pet food and treats company whose brands included Meow Mix, Kibbles ‘n Bits, Milk-Bone, and others. Mr. West helped reposition the business to increase focus on growth and innovation, launched new products such as Milk-Bone Brushing Chews, enhanced specialty pet distribution channels through the acquisition of Natural Balance Pet Foods, and developed a marketing culture to effectively promote products. Mr. West worked closely with Mr. Kilts during this time period, as Mr. Kilts was Chairman of the Board of Big Heart Pet Brands. In February 2014, Mr. West oversaw the sale of Del Monte Foods’ Consumer Products business and changed the company’s name to Big Heart Pet Brands, reflecting its singular focus on pet food and snacks. During his tenure as Chief Executive Officer, Mr. West oversaw the creation of approximately $2 billion of equity value for investors. Big Heart Pet Brands was sold to The J. M. Smucker Company in March 2015, at which time Mr. West served The J. M. Smucker Company as President, Big Heart Pet Food and Snacks until March 2016 and as a Senior Advisor until April 2016. Prior to joining Del Monte Foods, Mr. West served as the Chief Executive Officer, President and a director of Hershey from 2007 to May 2011. Under Mr. West’s leadership, Hershey experienced strong profits, net sales growth and shareholder returns, and was recognized as one of the World’s 100 Most Innovative Companies by Forbes Magazine in 2011. During Mr. West’s tenure as Chief Executive Officer, Hershey increased its investment in domestic and international operations, improved the effectiveness of its supply chain and business model, and accelerated its advertising, brand building and distribution programs. The success created by Mr. West’s leadership at Hershey led to more than $5 billion of equity value creation for shareholders during his tenure. Hershey’s share price appreciated 68% during this time period, while the S&P 500 was flat. Prior to his Chief Executive Officer role, Mr. West held various leadership positions at Hershey including Chief Operating Officer, Chief Financial Officer, Chief Customer Officer, and Senior Vice President of Strategy and Business Development. Prior to joining Hershey in 2001, Mr. West spent 14 years with the Nabisco Biscuit and Snacks group, where he held a range of senior positions including Senior Vice President, Finance, and Vice President, Corporate Strategy and Business Planning, a role in which he helped shape and execute Nabisco’s strategy, culminating in the acquisition of Nabisco Holdings Corp. by The Philip Morris Companies in 2000. At Nabisco, Mr. West worked closely with Mr. Kilts during Mr. Kilts’ tenure as Chief Executive Officer. Since July 2017, Mr. West has served as the Vice-Chairman of the Board of The Simply Good Foods Company. Mr. West was a member of the board of directors of Hershey from 2007 to 2011, Del Monte Foods from 2011 to 2014 and Big Heart Pet Brands from 2014 to 2015. Mr. West received a bachelor of science degree, cum laude, in Business Administration from Bucknell University in Lewisburg, Pennsylvania.

We believe Mr. West is qualified to serve as a director due to his deep consumer industry background, coupled with broad operational and transactional experience across many industries.

Corporate Governance

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consist of 13 directors. Subject to the terms of the Stockholders’ Agreement, our certificate of incorporation and bylaws, the number of directors is fixed by our board of directors.

In connection with the Merger, Conyers Park, Topco, the CVC Stockholder, the LGP Stockholders, the Bain Stockholder and the CP Sponsor (collectively, the “Stockholder Parties”) entered into the Stockholders Agreement, pursuant to which, among other things, the Stockholder Parties agreed to cast their votes such that the our board of directors is constituted as set forth in the Stockholders Agreement and the Merger Agreement and will have certain rights to designate directors to our board of directors, in each case, on the terms and subject to the conditions therein.

Under the Stockholders Agreement, each Stockholder Party has agreed to cast all votes to which such entities are entitled such that our board of directors shall be constituted as follows. For so long as the CVC Stockholder beneficially owns 10% or greater of our Class A common stock, it shall be entitled to nominate two directors, who shall initially be Cameron Breitner and Tiffany Han (each, an “Initial CVC Director”), with such right (i) decreasing to one director at such time when the CVC Stockholder beneficially owns equal to or greater than 5% but less than 10% of our Class A common stock; and (ii) terminating at such time when the CVC Stockholder beneficially owns less than 5% of our Class A common stock. For so long as the LGP Stockholders beneficially own 10% or greater of our Class A common stock, the LGP Stockholders shall be entitled to nominate two directors, who shall initially be Jon Sokoloff and Tim Flynn (each, an “Initial LGP Director”), with such right (i) decreasing to one director at such time when the LGP Stockholders beneficially own equal to or greater than 5% but less than 10% of our Class A common stock; and (ii) terminating at such time when the LGP Stockholders beneficially own less than 5% of our Class A common stock. For so long as the Bain Stockholder beneficially owns 5% or greater of our Class A common stock, it shall be entitled to nominate one director, who shall initially be Ryan Cotton (the “Initial Bain Director”), with such right terminating at such time when the Bain Stockholder beneficially owns less than 5% of our Class A common stock. For so long as the CP Sponsor or any of its permitted transferees is the record or beneficial owner of any our Class A common stock, the CP Sponsor shall, for a period of five years following the closing of the Merger, be entitled to nominate three directors, who shall initially be James M. Kilts, David J. West and Brian K. Ratzan (each, an “Initial Sponsor Director”). In calculating the beneficial ownership percentages referenced above, the total number of issued and outstanding shares of our Class A common stock used as the denominator in any such calculation shall at all times be deemed to be equal to the total number of shares of our Class A common stock issued and outstanding immediately following the closing of the Merger (as adjusted for stock splits, combinations, reclassifications and similar transactions). Additionally, our board of directors shall also include the Chief Executive Officer of Advantage as of the closing of the Merger (the “CEO Director”) and four independent directors who shall be determined pursuant to the terms set forth in the Merger Agreement (each, an “Independent Director”).

Moreover, under the Stockholders Agreement, each Stockholder Party has agreed to cast all votes to which such entities are entitled such that our board of directors shall be divided into three class of directors, with each class serving for staggered three-year terms, and such that (i) the Class I directors initially include one Initial CVC Director, one Initial LGP Director, one Initial Sponsor Director and two Independent Directors, (ii) the Class II directors initially include one Initial Sponsor Director, the Initial Bain Director and two Independent Directors and (iii) the Class III directors initially include one Initial CVC Director, one Initial LGP Director, one Initial Sponsor Director and the CEO Director. The initial term of the Class I directors shall expire immediately following our first annual meeting of stockholders following the consummation of the Merger. The initial term of the Class II directors shall expire immediately following our second annual meeting of stockholders following the consummation of the Merger. The initial term of the Class III directors shall expire immediately following our third annual meeting of stockholders following the consummation of the Merger.

In addition, subject to applicable laws and stock exchange regulations, and subject to requisite independence requirements applicable to such committee, the CVC Stockholder, the LGP Stockholders, and the CP Sponsor shall, severally, have the right to have one CVC Director, one LGP Director and one Sponsor Director, respectively, appointed to serve on each committee of the Board for so long as the CVC Stockholder, the LGP Stockholders, and Sponsor, as applicable, has the right to designate at least one director for nomination to the Board.

Finally, pursuant to the Stockholders Agreement, Advantage and, with certain exceptions, its subsidiaries shall not, for so long as Topco and its permitted transferees collectively hold an amount of Advantage equity securities that is equal to 50% or more of the amount of securities Topco held as of immediately subsequent to the Closing, take any of the following actions without the approval of Topco: (i) any increase or decrease the size of our board of directors, other than in accordance with the Stockholders Agreement; (ii) any amendment, change, waiver, alteration or repeal of any provision of our organizational documents that (a) amends or modifies any specific rights of Topco or (b) materially and adversely affects Topco in its capacity as our stockholder; (iii) any acquisition or disposition of any one or more persons, equity interests, businesses or assets, or, subject to certain exceptions, the incurrence of any indebtedness by us or any of its subsidiaries involving an aggregate value, purchase price, sale price or indebtedness, as applicable, in an amount in excess of certain EBITDA ratios set forth in the Stockholders Agreement; (iv) the termination or replacement of our Chief Executive Officer (other than for cause); (v) the declaration and payment of any dividends or distributions, other than any dividends or distributions from any wholly owned subsidiary of us either to us or any other wholly owned subsidiaries of us; or (vi) any redemption or repurchase of any shares of our common stock.

The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

Our board of directors is divided into three classes, with each director serving a three-year term, and one class being elected at each year’s annual meeting of stockholders. Cameron Breitner, Timothy Flynn, Brian K. Ratzan, Ronald Blaylock and Virginie Costa will serve as Class I directors with an initial term expiring in 2021. Ryan Cotton, Jim M. Kilts, Beverly Chase and Elizabeth Munoz will serve as Class II directors with an initial term expiring in 2022. Tiffany Han, Jon Sokoloff, David J. West and Tanya Domier will serve as Class III directors with an initial term expiring in 2023.

With respect to the roles of Chairman of the Board and Chief Executive Officer, our Corporate Governance Guidelines provide that the roles may be separated or combined, and our board of directors are able to exercise its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. Our Corporate Governance Guidelines provide the flexibility for our board of directors to modify our leadership structure in the future as appropriate.

Topco controls a majority of the voting power of our outstanding Class A common stock. As a result, we are a “controlled company” under the NASDAQ corporate governance standards. As a controlled company, exemptions under the standards mean that we are not required to comply with certain corporate governance requirements, including the following requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NASDAQ;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of nominating and governance committee and compensation committee.

These exemptions do not modify the independence requirements for our audit committee, and we comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable timeframe.

Director Independence

Our board of directors has undertaken a review of the independence of our directors and considered whether any such director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has determined that each of Ronald E. Blaylock, Cameron Breitner, Beverly F. Chase, Virginie Costa, Ryan Cotton, Timothy J. Flynn, Tiffany Han, James M. Kilts, Elizabeth Munoz, Brian K. Ratzan, Jonathan D. Sokoloff and David J. West is an “independent director,” as defined under the rules of NASDAQ.

Board Committees

The composition, duties and responsibilities of our committees are as set forth below. The committees of our board of directors consist of an audit committee, a compensation committee, and a nominating and corporate governance committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

Our audit committee is responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm its independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of its audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee consists of Virginie Costa, Elizabeth Munoz and Ronald Blaylock. Rule 10A-3 of the Exchange Act and the NASDAQ rules require us to have an audit committee composed entirely of independent directors. Our board of directors has determined that each of Virginie Costa, Elizabeth Munoz and Ronald Blaylock meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and the NASDAQ rules. In addition, our board of directors has determined that Virginie Costa qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which is available on our principal corporate website at www.advantagesolutions.net.

Compensation Committee

Our compensation committee is responsible for, among other matters:

•	reviewing and approving the corporate goals and objectives with respect to compensation of our Chief Executive Officer;

•

evaluating the Chief Executive Officer’s performance with respect to such approved corporate goals and objectives, and, based upon this evaluation (either alone or, if directed by the Board, in conjunction with a majority of the independent directors on the Board) setting the Chief Executive Officer’s compensation;

•	reviewing and setting or making recommendations to the Board with respect to compensation of our other executive officers;

•	reviewing and making recommendations to the Board with respect to director compensation; and

•	appointing and overseeing any compensation consultants.

Our compensation committee consists of Beverly Chase, Cameron Breitner, Timothy Flynn and Brian K. Ratzan. Our board of directors has adopted a written charter for the compensation committee, which is available on our principal corporate website at www.advantagesolutions.net.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other matters:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee consists of Cameron Breitner, Jon Sokoloff, Ryan Cotton and David J. West. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our principal corporate website at www.advantagesolutions.net.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy and the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Compensation Committee Interlocks and Insider Participation

None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, of which any of the executive officers served as a director or, except for Ms. Domier, as a member of the Topco Compensation Committee during the year ended December 31, 2019.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our principal corporate website at www.advantagesolutions.net.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying the material components of our executive compensation program for our executive officers who are named in the “Summary Compensation Table” below and the factors relevant to an analysis of these policies and decisions. These “Named Executive Officers” for 2019 consist of the following persons:

•	Tanya Domier, who serves as Chief Executive Officer and is our principal executive officer;

•	Brian Stevens, who serves as Chief Financial Officer and Chief Operating Officer and is our principal financial officer;

•	Jill Griffin, who serves as President and Chief Commercial Officer;

•	David Cortese, who served as President of Digital Technology Solutions and Services until February 3, 2020; and

•	Michael O’Keefe, who served as President of Sales until June 30, 2019.

The individuals listed above were our only executive officers in 2019.

Fiscal Year 2019 Compensation

Compensation Philosophy and Objectives

We compete with many other companies seeking to attract and retain experienced and skilled executives. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers competitive compensation and benefits packages. We strive to create a compensation program that rewards profitable company growth and differentiates pay based on business unit, division, and individual contributions. The principles and objectives of our compensation and benefits programs for our executive officers are to:

•	encourage highly talented executives to come, stay, grow, and lead, enabling us to be an employer of choice in our industry;

•	differentiate pay for superior performers to recognize and reward individual contributions to our success;

•

focus leadership on our long-term strategies and value creation by providing a substantial percentage of compensation weighted towards equity incentives that are subject to certain performance conditions and vesting requirements (as described further below); and

•	ensure that our total compensation is fair, reasonable and competitive relative to the various industries in which we compete for talent.

Determination of Compensation

The current compensation levels of our executive officers, including the Named Executive Officers, primarily reflect the varying roles and responsibilities of each individual, as well as the length of time each executive officer has been an executive officer with the Company. Typically, our Chief Executive Officer has been responsible for negotiating compensation arrangements with our executives, except with respect to her own compensation, subject to the oversight and final approval of the Topco Compensation Committee. The initial compensation arrangements with our executive officers, including the Named Executive Officers, have been determined in arm’s-length negotiations with each individual executive. The focus of these arrangements has been to recruit skilled individuals to help us achieve our financial goals, as well as to maintain the level of talent and experience needed to further grow our business.

Following the initial negotiation of these compensation arrangements, our Chief Executive Officer has been responsible for overseeing our executive compensation program; however, the Topco Compensation Committee has been responsible for overseeing our long-term equity incentive plan compensation program, and approving the ongoing compensation arrangements for our Chief Executive Officer and other Named Executive Officers. No member of management, including our Chief Executive Officer, has a role in determining his or her own compensation.

We design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of our Named Executive Officers consists of the following elements:

•	base salary;

•	annual performance-based non-equity incentive compensation;

•	cash retention arrangements;

•	discretionary cash bonuses;

•	long-term equity incentive compensation;

•	certain severance and change in control benefits;

•	a 401(k) retirement savings plan; and

•	health and welfare benefits and certain limited perquisites and other personal benefits.

We offer cash compensation in the form of base salaries and annual performance-based bonuses that we believe appropriately reward our Named Executive Officers for their individual contributions to our business. When making performance-based non-equity incentive compensation decisions, the Topco Compensation Committee has historically considered our financial and operational performance as well as each Named Executive Officer’s individual contribution during the fiscal year. The key component of our executive compensation program, however, is equity awards for restricted equity interests in Topco. As a privately-held company and consistent with our compensation philosophy, we have emphasized the use of equity to incent our Named Executive Officers to focus on the growth of our overall enterprise value and, correspondingly, the creation of value for the Advantage Sponsors. As a result of this compensation practice, we have tied a greater percentage of an executive officer’s total compensation to the equity returns of Topco and kept cash compensation at more modest levels. While we believe that we offer competitive base salaries, we consider equity-based compensation a significant motivator in encouraging executives to come, stay, grow, and lead.

Historically, not all components have been provided to all executive officers. We have determined the appropriate level for each compensation component based on a number of factors, including our understanding of the competitive market (which is in part determined based on the experience of members of the Topco Compensation Committee), our recruiting and retention goals, our view of internal equity and consistency, the length of service of our executive officers, our overall performance, and other considerations the Topco Compensation Committee considers relevant.

Historically, equity compensation decisions involving our executive officers were made by the Topco Compensation Committee. During 2019, the Topco Compensation Committee was comprised of Cameron Breitner, Timothy Flynn, Tanya Domier, and Ryan Cotton. Shortly after the completion of the business combination, the board of directors of Advantage formed its own compensation committee, or the Company Compensation Committee. See “Management — Corporate Governance — Board Committees — Compensation Committee.”

Executive Compensation Program Components

The following describes the primary components of our executive compensation program for each of our Named Executive Officers, the rationale for that component, and how compensation amounts are determined.

Base Salary

Our Named Executive Officers’ initial annual base salaries were established through arm’s-length negotiation at the time they were hired or promoted into their current role, taking into account their qualifications, experience and prior salary level. Thereafter, the base salaries of our Named Executive Officers (except for our Chief Executive Officer), are reviewed periodically by our Chief Executive Officer and the Topco Compensation Committee, and adjustments are made as deemed appropriate.

In fiscal year 2019, there were no increases in the annual base salaries of our Named Executive Officers, with the exception of Ms. Griffin and Mr. Stevens’ annual base salaries, which were increased from $450,000 to $600,000 and from $531,910 to $600,000, respectively.

As of the end of fiscal year 2019, our Named Executive Officers were entitled to the following annual base salaries:

Named Executive Officer	Annual Base Salary
Tanya Domier	$850,000
Brian Stevens	$600,000
Jill Griffin	$600,000
David Cortese(1)	$412,000
Michael O’Keefe(2)	$360,000

(1)	Mr. Cortese resigned and ceased to be an employee as of February 3, 2020.
(2)	Mr. O’Keefe resigned and ceased to be an employee as of June 30, 2019.

Annual Performance-Based Non-Equity Incentive Compensation

Historically, we have used performance-based non-equity incentive compensation, which we call our annual incentive, to motivate our Named Executive Officers to achieve our strategic and annual financial objectives while making progress towards our longer-term growth and other goals. Our Named Executive Officers have had target annual incentive opportunities and the determination of whether and how much of an annual incentive was awarded was determined after reviewing each Named Executive Officer’s performance and our performance relative to pre-established objectives. Our Chief Executive Officer and the Topco Compensation Committee considered the level of both a Named Executive Officer’s and our performance against their and our annual budget, as well as performance on annual financial results within each Named Executive Officer’s area of responsibility and other strategic achievements in determining each Named Executive Officer’s target annual incentive.

The following table lists fiscal year 2019 target annual incentives for our Named Executive Officers, which we view as the level of performance-based non-equity compensation that would be earned by achieving a superior level of performance. We believe our target annual incentives are challenging and, as a result, performance below our target goals would earn a below target annual incentive.

Named Executive Officer	2019 Target Annual Incentive (as a % of annual base salary)
Tanya Domier	100.0%
Brian Stevens	150.0%
Jill Griffin	150.0%
David Cortese	100.0%
Michael O’Keefe	100.0%

Annual incentive compensation targets for 2019 for Ms. Domier, Ms. Griffin, and Messrs. Stevens, Cortese, and O’Keefe included financial performance objectives for our business and strategic initiatives for their respective areas of responsibility. In 2019, the Topco Compensation Committee measured our financial performance objectives based on our audited financial statements after making the various adjustments associated with Adjusted EBITDA and excluding associate bonus expenses, certain executive severance expenses, certain recruiting fees, and expenses associated with new platform launches and our annual executive leadership meeting. For a definition of Adjusted EBITDA, please see “Non-GAAP Financial Measures.” Our practice is to set financial performance objectives for annual incentive compensation that require substantial growth year over year. The Topco Compensation Committee determined that in 2019 Ms. Domier exceeded her performance target goal, and that Ms. Griffin and Mr. Stevens were slightly below their performance target goals.

Management Incentive Plan

On August 29, 2019, we adopted the Advantage Solutions Inc. Management Incentive Plan (“MIP”). The MIP was intended to encourage and reinforce the continued attention and dedication of certain senior managers and other key employees, including Mr. Stevens and Ms. Griffin, by providing cash-compensation opportunities in the form of “Retention Incentive Payments” and “Minimum Guaranteed Annual Incentive Payments.”

Retention Incentive Payment

Mr. Stevens and Ms. Griffin were each entitled to Retention Incentive Payments under the MIP in the amount of $3,000,000, subject to reduction based on amounts received associated with his or her Common Series C Units and Common Series C-2 Units of Topco (or converted public stock equivalents, as applicable) and their continued employment through March 31, 2022; provided that, to the extent that either’s employment is terminated by the Company without Cause or by the executive with Good Reason (as defined in their respective MIP award agreements) prior to March 31, 2022, the terminated executive would nevertheless be entitled to receive his or her Retention Incentive Payment subject to the execution of a general release. In connection with the Transactions, the Retention Incentive Payment payable to each of Mr. Stevens and Ms. Griffin was accelerated and will be paid in the fourth quarter of 2020.

Fiscal Years 2019 and 2020 Minimum Guaranteed Annual Incentive Payments

Mr. Stevens and Ms. Griffin were each entitled to Minimum Guaranteed Annual Incentive Payments under the MIP in the amount of $420,000 for each of fiscal years 2019 and 2020. In connection with the Transactions the Minimum Guaranteed Annual Incentive Payments for fiscal year 2020 payable to each of Mr. Stevens and Ms. Griffin was cancelled in connection with the acceleration of the Retention Incentive Payment.

Transaction Bonuses and Retention Payments

In recognition of our employees’ efforts in connection with the business combination, we committed to provide certain of our employees, including our Named Executive Officers, with certain accelerated payments and new transaction bonuses, in an aggregate amount of approximately $39.25 million. Approximately $24.25 million of this amount consists of certain accelerated payments that would otherwise have become payable following the completion of the business combination, subject to the employees continued employment or other conditions (including the accelerated payment of Ms. Domier’s remaining anniversary payments, and Mr. Stevens and Ms. Griffin’s Retention Incentive Payments). The remaining approximately $15 million consists of transaction bonuses, including a $2 million transaction bonus payable to each of Mr. Stevens and Ms. Griffin. Ms. Domier is not expected to receive any new transaction bonus. The Topco Compensation Committee, excluding Ms. Domier, determined that these payments, including the acceleration of existing payments obligations, were in the best interest of our company because, among other things, (i) it was deemed appropriate to reward key management for their work and contributions over the last six years with a cash payment at the closing of the business combination for their cumulative performance and efforts, (ii) management made significant direct financial investments into Topco in connection with the 2014 Topco Acquisition, (iii) management elected to forego millions of dollars in proceeds that it would have been entitled to receive upon the closing of the 2014 Topco

Acquisition, and instead those proceeds were invested in the business to incentivize and retain strong mid-level executives through a retention program, and (iv) management does not participate in any pensions or other cash long-term incentive plans. All of the accelerated payments and transaction bonuses are expected to be paid shortly following the completion of the Transactions, in the fourth quarter of 2020.

Discretionary Cash Bonuses

We have, at times, granted and will continue to grant, discretionary bonuses to executive officers. For example, in 2017, Mr. Stevens received a discretionary bonus of $20,000 related to his efforts in preparing for an initial public offering. In 2019 we did not grant any discretionary bonuses to the Named Executive Officers.

Long-Term Equity Incentive Compensation

For services rendered to us, each of our Named Executive Officers has been granted equity interests in Topco. These equity interests allow our Named Executive Officers to share in the future appreciation of Topco’s equity value, subject to certain vesting conditions including continued employment and achievement of specified targets substantially similar to Adjusted EBITDA, as described in more detail below. They are also designed to foster a long-term commitment to us by our Named Executive Officers, provide a balance to the short-term cash components of our compensation program, align a significant portion of our Named Executive Officers’ compensation to the interests of our principal equity holders, promote retention and reinforce our pay-for-performance structure, as discussed in more detail below.

The equity interests were granted pursuant to the limited partnership agreement of Topco in the form of profits interests, called “Common Series C Units,” on those dates listed in the table under “—Outstanding Equity Awards at 2019 Fiscal Year-End”. Common Series C Units represent an ownership interest in Topco providing the holder with the opportunity to receive, upon certain vesting events described below, a return based on the appreciation of Topco’s equity value from the date of grant. These Common Series C Units were issued as an upfront grant designed to provide a long-term incentive. The awards were structured so that if Topco’s equity value were to appreciate, the Named Executive Officer would share in the growth in value from the date of grant solely with respect to the vested portion of the Officer’s Common Series C Units. Certain of the Common Series C Units have been designated as Common Series C-2 Units, which allow holders, including Mr. Stevens, Ms. Griffin and Mr. Cortese, to receive priority “catch up” distributions up to total aggregate distributions to all C-2 unit holders of $35.0 million, subject to certain reductions. If Topco’s equity were not to appreciate in value or decrease in value following the grant date, then the Common Series C Units and Common Series C-2 Units would have no value. The Common Series C-2 Units are subject to forfeiture in the event the equity funds affiliated with or advised by CVC Capital Partners and Leonard Green & Partners do not reach certain return on investment multiples within two (2) years of the completion of the Merger.

These equity awards also function as a retention device. The Topco limited partnership agreement was amended on March 15, 2018 such that the vesting with respect to 75% of each Common Series C Unit was modified to eliminate any performance-based vesting conditions. As a result, the units contained in such 75% portion, referred to as the “Time Vesting Units”, are now subject only to time-based vesting conditions and vest ratably over four fiscal years, commencing on December 31 of the year of grant. Accordingly, Time Vesting Units held by our Named Executive Officers that would have vested based on achievement of performance vesting targets for fiscal 2017 were fully vested in connection with the adoption of the amended Topco limited partnership agreement on March 15, 2018. The below table sets forth the number of Time Vesting Units that accelerated and vested on March 15, 2018 due to the adoption of the amended Topco limited partnership agreement for each of our Named Executive Officers (including certain Time Vesting Units originally granted to certain Named Executive Officers that are held by trusts):

Named Executive Officer	Number of Time Vesting Units Accelerated on March 15, 2018
Tanya Domier	8,747.625
Brian Stevens	1,875.000
Jill Griffin	1,242.188
David Cortese	656.250
Michael O’Keefe	773.437

25% of the Common Series C Units are referred to as the “20% IRR Vesting Units”. The 20% IRR Vesting Units only vest (i) upon a partnership sale of Topco, if the pre-tax internal rate of return to certain Common Series A Limited Partners who invested in Topco in 2014 (the “2014 Partners”) is at least 20% compounded annually with respect to their capital contributions made in 2014 (the “2014 Capital Contributions”), taking into account any distributions received with respect to the Common Series A Units received in respect of the 2014 Capital Contributions (the “2014 Units”) and the amount of any sale proceeds or other consideration (and such 20% IRR Vesting Units shall not vest if such pre-tax internal rate of return to 2014 Partners is less than twenty (20%) compounded annually with respect to the 2014 Units), or (ii) following a public offering, if the pre-tax internal rate of return to the 2014 Partners is at least 20% compounded annually with respect to their 2014 Capital Contributions, based on actual distributions or proceeds received or as implied based on the fair market value of the Conyers Park Class A common stock held by Topco. The date and percentage of vesting described in clause (ii) of the prior sentence may be staggered over a two (2) year period depending on the event and timing of the achievement of the pre-tax internal rate of return to 2014 Partners with respect to the 2014 Capital Contributions and such 20% IRR Vesting Units shall not vest at or following the end of such two (2) year period if the vesting criteria are not met. The pre-tax internal rate of return to the 2014 Partners with respect to the 2014 Capital Contributions held by them shall be measured after giving effect to the vesting of the Common Series C Units in accordance with the terms of any Restricted Unit Agreement and the vesting of the Common Series D Units (and subject to such Named Executive Officer’s continued employment by us through the vesting date).

Fiscal Year 2019 Equity Award Decisions

No equity grants were made to our Named Executive Officers in fiscal year 2019.

Retirement Savings and Other Benefits

We have established 401(k) retirement savings plans for our associates, including the Named Executive Officers, who satisfy certain eligibility requirements. Our Named Executive Officers are eligible to participate on the same terms as all of our associates. Under the 401(k) plans, eligible associates may elect to reduce their current compensation by up to the prescribed annual limit, and contribute these amounts to the 401(k) plan. Subject to eligibility limits, we provide a matching contribution of up to 50% of the first 6% of salaries contributed by participating associates.

Benefits and Perquisites

Additional benefits received by our Named Executive Officers include certain benefits provided to our associates generally, including medical, dental, and vision benefits, flexible spending and/or health care saving accounts, basic and voluntary life and accidental death and dismemberment insurance, short-term and long-term disability insurance, critical illness and accident insurance, as well as certain benefits provided only to certain executives, including executive health care insurance premiums, supplemental disability insurance, monthly car allowances, financial counseling, and club memberships. Currently, as well as in the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation or retention purposes. As a result of the completion of the Transactions, practices with respect to perquisites or other personal benefits for our Named Executive Officers are subject to the periodic review and approval by the Company Compensation Committee. We do not expect these perquisites and personal benefits to be a significant component of our compensation program.

Severance and Change in Control Benefits

We have entered into employment or severance award agreements with certain of our Named Executive Officers, each of which has its own terms. The material elements of these employment agreements are summarized below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment and Severance Agreements” and “—Potential Payments Upon Termination or Change in Control.”

Changes to Compensation Approach

Engagement of a Compensation Consultant and Use of Competitive Market Data

The Company Compensation Committee is authorized to retain the services of one or more executive compensation advisors, in its discretion, to assist with the establishment and review of our compensation programs and related policies. Prior to 2017, the Topco Compensation Committee did not engage the services of an executive compensation advisor in reviewing and establishing its compensation programs and policies nor did it conduct an analysis of, or survey, compensation market data or benchmarked total executive compensation or individual compensation elements against a peer group.

In April 2017, the Topco Compensation Committee engaged Semler Brossy Consulting Group, LLC, or Semler Brossy, an independent national compensation consulting firm, to provide executive compensation advisory services, help evaluate our compensation philosophy and objectives, and provide guidance in administering our compensation program.

The Topco Compensation Committee directed Semler Brossy to develop a peer group of comparable companies to our Company and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive officers, including our Named Executive Officers. As a result of the completion of the Transactions, the Company Compensation Committee will need make a decision as to whether and which national consulting firm the Company Compensation Committee wants to engage, as it considers executive compensation decisions, at least in part, by reference to the compensation of executives holding comparable positions at a group of comparable peer companies as it may be adjusted from time to time. We anticipate that the Company Compensation Committee will conduct further analysis in the future, and make changes as it deems appropriate, with respect to a peer group of comparable companies.

Semler Brossy served at the discretion of the Topco Compensation Committee and except for services to the Topco Compensation Committee did not provide any other services to us in 2018 or 2019. In connection with initial engagement of Semler Brossy in 2017, the Topco Compensation Committee considered Semler Brossy’s independence in light of applicable SEC rules and exchange listing standards and determined that Semler Brossy’s work did not raise any conflicts of interest that would prevent it from serving as an independent compensation consultant to the Topco Compensation Committee. The Company Compensation Committee will need to make a similar assessment regarding any consulting firm it may select in the future.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Code generally limits, for U.S. corporate income tax purposes, the annual tax deductibility of compensation paid to certain current and former executive officers to $1 million, subject to a transition rule for written binding contracts in effect on November 2, 2017, and not materially modified after that date. Prior to the enactment of the Tax Cuts and Jobs Act of 2017 (the “Tax Reform Act”), Section 162(m) included an exception for compensation deemed “performance-based”. Pursuant to the Tax Reform Act, the exception for “performance-based” compensation has been repealed, effective for tax years beginning after December 31, 2017 and, therefore, compensation previously intended to be “performance-based” may not be deductible unless it qualifies for the transition rule. Due to uncertainties in the applications of Section 162(m) and the Tax Reform Act, there is no guarantee that compensation intended to satisfy the requirements for deduction will not be challenged or disallowed by the IRS. Furthermore, although the Company believes that tax deductibility of executive compensation is an important consideration, the Company Compensation Committee in its judgement may, nevertheless, authorize compensation payments that are not fully tax deductible, and/or modify compensation programs and practices without regard for tax deductibility when it believes that such compensation is appropriate.

Section 280G of the Internal Revenue Code

Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Code imposes a 20% excise tax on the individual receiving the excess payment. Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G based on the executive’s prior compensation. In approving the compensation arrangements for our Named Executive Officers in the future, we anticipate that the Company Compensation Committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 280G. However, the Company Compensation Committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G and the imposition of excise taxes under Section 4999 when it believes that such arrangements are appropriate to attract and retain executive talent. We do not provide for excise tax gross-ups to our executives.

Section 409A of the Internal Revenue Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose associates and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our associates and other service providers, including our Named Executive Officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718, for our stock-based compensation awards. ASC 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. ASC 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an associate is required to render service in exchange for the award. Grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC 718. We anticipate that the Company Compensation Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation-Related Risk

Historically, the Topco Compensation Committee has been responsible for oversight of our compensation-related risk profile. As a result of the completion of the Transactions, our Company Compensation Committee is responsible for ensuring that our compensation policies and practices as applied to our employees, including our Named Executive Officers, to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table sets forth information concerning the compensation of our Named Executive Officers for the fiscal years ended December 31, 2019, 2018, and 2017.

Name and Principal Position		Year	Salary	Bonus		Stock Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation(5)	Total
Tanya Domier	Chief Executive	2019	$850,000	—		—	$1,300,000	$68,535	$2,218,535
	Officer	2018	$850,000	—		—	$1,020,000	$56,420	$1,926,420
		2017	$850,000	—		—	—	$46,520	$896,520

Brian Stevens	Chief Financial	2019	$588,477	—		—	$880,000	$56,008	$1,524,485
	Officer and Chief	2018	$531,911	—		$3,120,000	$685,955	$46,713	$4,384,579
	Operating Officer	2017	$499,218	$20,000	(4)	—	—	$45,620	$564,838

Jill Griffin	President and Chief	2019	$574,615	—		—	$880,000	$47,187	$1,501,802
	Commercial Officer	2018	$439,615	—		$1,560,000	$645,000	$27,025	$2,671,640
		2017	$360,000	—		$31,969	—	$26,796	$418,765

David Cortese(2)	President Digital	2019	$412,000	—		—	—	$19,942	$431,942
	Technology Solutions	2018	$400,461	—		$1,560,000	$390,500	$19,757	$2,370,718
	and Services	2017	$312,000	—		$255,750	—	$17,633	$585,383

Michael O’Keefe(3)	President of	2019	$180,000	—		—	—	$29,033	$209,033
	Sales	2018	$360,000	—		—	—	$34,236	$394,236
		2017	$351,923	—		$31,969	—	$34,247	$418,139

(1)	No profits interest grants were made to our Named Executive Officers in fiscal year 2019.
(2)	Mr. Cortese resigned and ceased to be an employee as of February 3, 2020.
(3)	Mr. O’Keefe resigned and ceased to be an employee as of June 30, 2019.
(4)	Mr. Stevens received a discretionary bonus of $20,000 related to his efforts in preparing for an initial public offering.

(5)	Amounts in this column include the following for the fiscal year ended December 31, 2019:

Name and Principal Position		Car Allowance	Severance related payments	Club Member- ship	401(k) Matching Contribu- tion	Executive Health Reimbu- rsement	Disability Premium	Life Insurance Premiums	Total
Tanya Domier	Chief Executive Officer	$27,000	—	$12,000	$8,400	$4,850	$15,880	$405	$68,535
Brian Stevens	Chief Financial Officer and Chief Operating Officer	$24,000	—	$12,228	$8,400	$3,159	$7,816	$405	$56,008
Jill Griffin	President and Chief Commercial Officer	$11,308	—	—	$8,400	$21,125	$5,949	$405	$47,187
David Cortese	President Digital Technology Solutions and Services	$6,000	—	—	—	$8,209	$5,328	$405	$19,942
Michael O’Keefe	President of Sales	$12,000	$100	—	$4,928	$7,778	$4,024	$203	$29,033

Grants of Plan-Based Awards in 2019

The following table sets forth information regarding grants of plan-based awards made to our Named Executive Officers during the fiscal year ended December 31, 2019:

					All Other Stock Awards:
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Number of Shares or Stock or Units (#)	Grant Date Fair Value of Awards($)(1)
Name	Grant Date	Threshold($)	Target($)	Maximum($)
Tanya Domier	—	212,500	850,000	850,000	—	—
Brian Stevens	—	420,000	600,000	900,000	—	—
Jill Griffin	—	420,000	600,000	900,000	—	—
David Cortese	—	103,000	412,000	412,000	—	—
Michael O’Keefe(2)	—	—	—	—	—	—

(1)	No profits interest grants were made to our Named Executive Officers in fiscal year 2019.
(2)	Mr. O’Keefe resigned and ceased to be an employee as of June 30, 2019. Mr. O’Keefe did not receive any non-equity incentive compensation award for fiscal 2019.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment and Severance Agreements

As of December 31, 2019, we had entered into employment or severance award agreements with each of our Named Executive Officers. The material elements of these employment and severance award agreements are summarized below.

Tanya Domier

Ms. Domier serves as our Chief Executive Officer. As of December 31, 2019, she was party to an employment agreement with our primary operating company, Advantage Sales & Marketing LLC. Pursuant to her employment agreement, in 2019 Ms. Domier received an annual base salary of $850,000, was eligible to receive annual bonuses with a target bonus equal to 100% of her annual base salary and was also eligible to participate in standard benefits plans as well as our executive health care reimbursement program, executive long-term disability plan and other benefit programs, and to receive an automobile allowance and reimbursement of reasonable business expenses. Under her employment agreement, in the event Ms. Domier’s employment is terminated as a result of her “Disability” (as such term is defined in her employment agreement) or death, then in addition to any accrued amounts, Ms. Domier is generally entitled to receive continued payment of her then-current base salary and continued health insurance coverage (which, for the latter, would only apply with respect to a termination of employment as a result of her Disability) for 12 months. Under her employment agreement, in the event Ms. Domier’s employment is terminated by us without “Cause” or she terminates her employment for “Good Reason” (as such terms are defined in her employment agreement), then in addition to any accrued amounts, Ms. Domier is generally entitled to receive continued payment of her base salary and continued health insurance coverage for 24 months.

Semler Brossy provided the Topco Compensation Committee advice regarding Ms. Domier’s employment agreement. Ms. Domier did not take part in the Topco Compensation Committee’s deliberation regarding her employment agreement. In February 2020, the Topco Compensation Committee, excluding Ms. Domier, approved a new amendment to Ms. Domier’s employment agreement to provide, effective as of January 1, 2020, for an annual base salary of $1,000,000 and a target bonus equal to 150% of her annual base salary, and to provide for three anniversary payments of $4,000,000 each, to be paid on or about July 31, 2020 (representing Ms. Domier’s completion of 30 years of service with the Company), July 31, 2021 (representing Ms. Domier’s completion of 31 years of service with the Company), and July 31, 2022 (representing Ms. Domier’s completion of 32 years of service with the Company), subject in each case to her continued employment as the Company’s Chief Executive Officer through each scheduled payment date. The Company entered into this amendment in the second quarter of 2020, and in all other respects, the terms of her employment agreement remained the same. In connection with the completion of the Transactions, the two remaining anniversary payments will be accelerated and paid shortly following the completion of the business combination in the fourth quarter of 2020.

Jill Griffin and Brian Stevens

Ms. Griffin serves as our President and Chief Commercial Officer and Mr. Stevens serves as our Chief Financial Officer and Chief Operating Officer. As of December 31, 2019, each was party to an employment agreement with our primary operating company, Advantage Sales & Marketing LLC. Pursuant to these employment agreements, Ms. Griffin and Mr. Stevens each is eligible to receive an annual base salary of at least $600,000 and Ms. Griffin and Mr. Stevens were each eligible to receive annual bonuses with a target bonus equal to 100% of his or her respective annual base salary (though as of September 2019, these employment agreements were modified so that each became eligible to receive an additional bonus of up to 50% of his or her respective annual base salary for the fiscal years 2019 and 2020 pursuant to the terms of their employment agreement). Ms. Griffin and Mr. Stevens are also eligible to participate in standard benefits plans as well as our executive health care reimbursement program, executive long-term disability plan and other benefit programs, and to receive an automobile allowance and reimbursement of reasonable business expenses. Under their employment agreements as in effect on December 31, 2019, in the event Ms. Griffin’s or Mr. Stevens’ employment was terminated as a result of his or her “Disability” (as such term is defined in each executive’s respective employment agreement) or death, then in addition to any accrued amounts, Ms. Griffin and Mr. Stevens were generally entitled to receive continued payment of her or his then-current base salary and continued health insurance coverage (which, for the latter, would only apply with respect to a termination of employment as a result of her or his Disability) for 12 months. Under their employment agreements as in effect on December 31, 2019, in the event Ms. Griffin’s or Mr. Stevens’ employment was terminated by us without “Cause” or the executive terminated her or his employment for “Good Reason” (as such terms were defined in each executive’s respective employment agreement), then in addition to any accrued amounts, each of Ms. Griffin and Mr. Stevens was generally entitled to receive continued payment of his base salary and continued health insurance coverage for 18 months.

David Cortese

David Cortese served as President of Digital Technology Solutions and Services until February 3, 2020. As of December 31, 2019, he was a party to an employment agreement with Advantage Sales & Marketing LLC.

Pursuant to his employment agreement, Mr. Cortese was eligible to receive an annual base salary and an annual bonus of up to 100% of his base salary. Mr. Cortese was also eligible to participate in standard benefit plans as well as our executive health care reimbursement program, executive long-term disability plan and other benefit programs, and to receive an auto allowance and reimbursement of reasonable business expenses. In the event Mr. Cortese was terminated by us without “Cause,” terminated his employment for “Good Reason” (as such terms are defined in his employment agreement) or was terminated as a result of his “Disability” (as such term is defined in his employment agreement) or death, then in addition to any accrued amounts, he was generally entitled to receive continued payment of his then-current base salary and continued health insurance coverage (which, for the latter, shall apply with respect to each such termination of employment other than a termination as a result of his death) for 12 months.

Mr. Cortese resigned as of February 3, 2020. We did not enter into a separation agreement in connection with his resignation and no amounts were paid to him for periods following his resignation.

Michael O’Keefe

Mr. O’Keefe served as our President of Sales until June 30, 2019. As of June 30, 2019, Mr. O’Keefe was party to a severance award agreement, or the O’Keefe Agreement, with Advantage Sales & Marketing LLC. The O’Keefe Agreement provided that if Mr. O’Keefe was terminated by us without “Cause” (as such term is defined in the O’Keefe Agreement), then in addition to any accrued amounts, Mr. O’Keefe would have been entitled to receive (i) continued payment of an amount equal to (A) 39 weeks of his base salary, plus (B) an additional one week of base salary for every full year of service up to the termination date (as of June 30, 2019, Mr. O’Keefe’s years of service would entitle him to an additional 38 weeks of his base salary under this clause (B)) and (ii) payment of the employer-portion of post-employment sponsored health insurance premiums for up to 18 months.

Mr. O’Keefe resigned on June 30, 2019 and was not eligible for severance under the O’Keefe Agreement. In connection with his resignation we entered into a separation agreement and an amendment to his unit grant agreement. For further information regarding such agreements, please see “— Potential Payments Upon Termination or Change in Control — Summary of Potential Payments — Michael O’Keefe.”

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table summarizes the number of Common Series C Units of Topco underlying unvested outstanding equity incentive plan awards for certain of the Named Executive Officer as of December 31, 2019:

Name	Grant Date	Number of Units That Have Not Vested (#)		Market Value of Units that Have Not Vested ($)(8)
Tanya Domier	December 23, 2014	11,663.500	(2)(3)	$1,026,388
Brian Stevens	December 23, 2014	2,500.000	(2)(4)	$220,000
Jill Griffin	December 23, 2014	875.000	(2)(4)	$77,000
	February 25, 2016	750.000	(2)(4)	$63,000
	February 15, 2017	23.437	(1)(6)	$3,469
	February 15, 2017	31.250	(2)(6)	$2,438
David Cortese	December 23, 2014	625.000	(2)(7)	$55,000
	February 15, 2017	187.500	(1)(7)	$27,750
	February 15, 2017	250.000	(2)(7)	$19,500
Michael O’Keefe	December 23, 2014	125.000	(2)(5)	$11,000
	November 6, 2015	500.000	(2)(5)	$43,000
	February 25, 2016	281.250	(1)(5)	$53,438
	February 25, 2016	375.000	(2)(5)	$31,500
	February 15, 2017	23.437	(1)	$3,469
	February 15, 2017	31.250	(2)	$2,438

(1)

Reflects the unvested Time Vesting Units outstanding for the Named Executive Officer. Prior to March 15, 2018, the Time Vesting Units vested ratably over a four-year period commencing on December 31 of the year of grant, subject to such Named Executive Officer’s continued employment by us through the vesting date and achievement of certain annual performance targets. On March 15, 2018, the Topco limited partnership agreement was amended such that the Time Vesting Units are no longer subject to performance vesting conditions and as such the Time Vesting Units vest ratably over a four-year period commencing on December 31 of the year of grant, subject to such Named Executive Officer’s continued employment by us through the vesting date. The amended limited partnership agreement also provided that the Time Vesting Units that would have vested subject to achievement of annual performance targets for fiscal year 2017 vested upon adoption of the amendment. For further information on our Time Vesting Units please see “— Executive Compensation Program Components — Long-Term Equity Incentive Compensation.”

(2)

Reflects the unvested 20% IRR Vesting Units outstanding for the Named Executive Officer. The 20% IRR Vesting Units only vest (i) upon a partnership sale of Topco, if the pre-tax internal rate of return to certain Common Series A Limited Partners who invested in Topco in 2014 (the “2014 Partners”) is at least 20% compounded annually with respect to their capital contributions made in 2014 (the “2014 Capital Contributions”), taking into account any distributions received with respect to such the Common Series A Units received in respect of the 2014 Capital Contributions (the “2014 Units”) and the amount of any sale proceeds or other consideration (and such 20% IRR Vesting Units shall not vest if such pre-tax internal rate of return to 2014 Partners is less than twenty (20%) compounded annually with respect to the 2014 Units), or (ii) following a public offering, if the pre-tax internal rate of return to the 2014 Partners is at least 20% compounded annually with respect to their 2014 Capital Contributions, based on actual distributions or proceeds received or as implied based on the fair market value of the Conyers Park Class A common stock held by Topco. The date and percentage of vesting described in clause (ii) of the prior sentence may be staggered over a two (2) year period depending on the event and timing of the achievement of the pre-tax internal rate of return to 2014 Partners with respect to the 2014 Capital Contributions and such 20% IRR Vesting Units shall not vest at or following the end of such two (2) year period if the vesting criteria are not met. The pre-tax internal rate of return to the 2014 Partners with respect to the 2014 Capital Contributions held by them shall be measured after giving effect to the vesting of the Common Series C Units in accordance with the terms of any Restricted Unit Agreement and the vesting of the Common Series D Units (and subject to such Named Executive Officer’s continued employment by us through the vesting date).

(3)	A total of 12,000 units were transferred to a trust for estate planning purposes on December 29, 2016 and April 5, 2017.
(4)	Such units were transferred to a trust for estate planning purposes on December 27, 2016.
(5)	Such units were transferred to a trust for estate planning purposes on December 31, 2016.
(6)	Such units were transferred to a trust for estate planning purposes on April 24, 2019.
(7)	Such units were transferred to a trust for estate planning purposes on September 7, 2018.
(8)

There is no public market for the Common Series C Units. For purposes of this disclosure, we have valued the Common Series C Units using a third-party valuation on a per-unit basis of the profits interests as of September 30, 2020. The amount reported above under the heading “Market Value of Units That Have Not Vested” reflects the intrinsic value of the profits interests as of June 30, 2020.

Units Vested

In connection with the adoption of Topco’s amended limited partnership agreement on March 15, 2018, the Time Vesting Units were amended such that they are no longer subject to performance vesting conditions and the Time Vesting Units held by our Named Executive Officers that would have vested upon achievement of performance targets for fiscal year 2017, fully vested. In addition, in 2018, Mr. Stevens, Ms. Griffin and Mr. Cortese were each allocated Common Series C-2 Units, which allow holders to receive priority “catch-up” distributions up to total aggregate distributions to all C-2 unit holders of $35.0 million, subject to certain reductions. All Common Series C-2 Units were fully vested as of the date allocated to the recipient, although they are subject to forfeiture upon certain events, including (i) certain terminations of such employee’s employment with the Company or (ii) if the equity funds affiliated with or advised by CVC Capital Partners and Leonard Green & Partners do not

receive certain threshold returns on their capital contributions. For further information on our Time Vesting Units please see “— Executive Compensation Program Components — Long-Term Equity Incentive Compensation”.

Potential Payments Upon Termination or Change in Control

As discussed above, we have entered into employment or severance award agreements with each of our Named Executive Officers, which provide for certain payments upon a qualifying termination of employment or a change in control.

The agreements generally provide for a severance amount tied to each respective Named Executive Officer’s base salary and continuing health care benefits for a severance period that ranges between 12 and 24 months.

Additional key terms of the employment and severance award agreements and letters include:

•	The covered executive is employed “at will.”

•	Many of the agreements and letters require the executive to provide a certain number of days’ notice of termination.

•	Many of the agreements and letters allow for automatic renewal for successive one-year periods.

•	Amounts are owed depending upon the nature of the executive’s termination.

•	For terminations other than death or disability, the executive must sign a release to become eligible for severance benefits.

•

The agreements and letters provide for certain restrictions on the executive competing or soliciting against us. Additionally, the executive must maintain the confidentiality of, and refrain from disclosing or using, our trade secrets for any period of time as the information remains a trade secret under applicable law, and our confidential information at all times.

Summary of Potential Payments

The following table summarizes the payments that would be made to our Named Executive Officers upon the occurrence of a qualifying termination of employment or change in control, assuming that each Named Executive Officer’s termination of employment with us occurred on December 31, 2019. We do not have special agreements associated with change in control, so if a Named Executive Officer is terminated without Cause or for Good Reason in connection with change in control, he or she would receive the same general severance payments as if a termination occurred without a change in control. Amounts shown do not include (i) accrued but unpaid salary through the date of termination, and (ii) other benefits earned or accrued by the Named Executive Officer during his or her employment that are available to all salaried associates.

Name	Benefit	Termination without Cause or for Good Reason(4)		Termination due to death or Disability(5)
Tanya Domier	Severance pay	$1,700,000	(6)	$850,000
	Healthcare Benefits(1)	$43,569		$21,785
Brian Stevens	Severance pay	$900,000		$600,000
	Healthcare Benefits(1)	$30,141		$20,194
Jill Griffin	Severance pay	$900,000		$600,000
	Healthcare Benefits(1)	$45,848		$30,718
David Cortese(2)	Severance pay	$412,000		$412,000
	Healthcare Benefits(1)	$32,652		$32,652
Michael O’Keefe(3)	Severance pay	$—		—
	Healthcare Benefits(1)	$—		—

(1)

Reflects company portion of payments paid during severance period, as defined in the respective agreements. For termination due to death or Disability (as defined in such individual’s respective employment agreements), healthcare benefits continue only for termination related to Disability.

(2)	Mr. Cortese resigned and ceased to be an employee as of February 3, 2020.
(3)	Mr. O’Keefe resigned and ceased to be an employee as of June 30, 2019.
(4)	The amounts in this column are payable in connection with a termination without Cause or for Good Reason whether before or after a change in control.
(5)	The amounts in this column are payable in connection with a termination due to death or Disability whether before or after a change in control.
(6)

Reflects severance amounts in the event of termination for Good Reason other than termination for Good Reason due to delivery by the Company of notice of non-renewal, in which case the severance amount would have been $850,000 for Ms. Domier.

Michael O’Keefe

Effective as of May 23, 2019, we entered into a separation agreement with Mr. O’Keefe, pursuant to which Mr. O’Keefe agreed to voluntarily resign as of June 30, 2019. Under the separation agreement, we agreed to pay Mr. O’Keefe $100 subject to his execution and non-revocation of a release of claims. We also agreed that Mr. O’Keefe would be permitted to retain his vested and unvested Common Series C Units and that neither the Company nor our Sponsors would exercise any call rights with respect to his Common Series B Units and Common Series C Units.

Narrative Disclosure to Director Compensation Table

In 2019, we did not provide any compensation to our non-employee directors.

Incentive Award Plans

In connection with the business combination, we intend to adopt the Incentive Plan in order to facilitate the grant of cash and equity incentives to our directors, employees (including the named executive officers) and consultants and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The Incentive Plan became effective upon the approval thereof by our stockholders.

In addition, in connection with the business combination, adopted the Employee Purchase Plan, which is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions and to enable us to obtain and retain services of these employees, which is essential to our long-term success. The Employee Purchase Plan became effective upon the approval thereof by our stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2017 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control, and other arrangements, which are described under the section entitled “Executive Compensation.”

Management Services Agreements

On July 25, 2014, and in connection with the 2014 Topco Acquisition, and as later amended on September 29, 2014, Advantage Sales & Marketing Inc., our wholly owned subsidiary, entered into a management services agreement with the Advantage Sponsors (or certain of the management companies associated with it or its advisors), pursuant to which such parties have provided management, consulting and financial planning services to us and our subsidiaries. In exchange for those services, we have paid such Advantage Sponsors and/or associated management companies and/or advisors (other than Centerview Capital Management, LLC) an aggregate annual fee of $4.0 million, payable in equal monthly installments and pro rata with respect to the respective ownership percentage of Topco of such Advantage Sponsors (other than Centerview Capital Management, LLC), and we have agreed to reimburse such Advantage Sponsors and/or associated management companies and/or advisors for all reasonable out-of-pocket expenses incurred in connection with the services rendered under the management services agreement. In 2019, 2018, and 2017, we paid $5.5 million, $5.5 million and $4.0 million, respectively, in fees and reimbursed expenses to those Advantage Sponsors and/or associated management companies and/or advisors under the management services agreement. In addition, we agreed to indemnify such parties to the fullest extent permitted by law from and against all losses arising from their performance under the management services agreement. As of the Closing, this agreement terminated other than certain provisions related to indemnification and expense advancement in favor of such Advantage Sponsors and/or associated management companies and/or advisors, which survive.

On March 7, 2017, and as later amended on December 18, 2017, in connection with the Daymon Acquisition, Daymon entered into a management services agreement with Bain Capital Private Equity, LP, or Bain Capital, pursuant to which Bain Capital has provided management, consulting and financial planning services to Daymon and its affiliates. In exchange for those services, Daymon agreed to pay Bain Capital an aggregate annual fee of $1.5 million, payable in equal quarterly installments in advance of each quarter, and Daymon has agreed to reimburse Bain Capital for all reasonable out-of-pocket expenses incurred in connection with the services rendered under the management services agreement. In 2017, Daymon paid Bain Capital $1.5 million in fees and reimbursed expenses under the management services agreement. In addition, Daymon agreed to indemnify Bain Capital to the fullest extent permitted by law from and against all losses arising from their performance under the management services agreement and related to certain prior financial planning services provided to Daymon and its affiliates. As of the Closing, this agreement terminated other than provisions relating to indemnification and expense reimbursement.

Effective as of June 1, 2018, the foregoing management agreements were amended to cause (i) Bain Capital to become a sponsor under, and to receive certain fees pursuant to, the 2014 management services agreement with the Advantage Sponsors and associated management companies, and (ii) the Advantage Sponsors and/or associated management companies and/or advisors to receive certain fees pursuant to the 2017 management services agreement with Bain Capital, and as a result, our annual management fees are $5.5 million.

Common Series D Units of Topco

In September 2014, Topco issued a total of 30,000 of its Common Series D Units to Centerview Capital, L.P. and Centerview Employees, L.P., entities affiliated with or advised by of Centerview Capital, for services provided to

us. These units vested over a five-year term, ending in September 2019. During the years ended December 31, 2019 and 2018, we recorded a fair value expense related to equity-based compensation of $1.3 million and fair value gain of $8.2 million, related to these units, respectively. During the year ended December 31, 2017, we recorded equity-based compensation expense of $5.6 million, related to these units.

Common Stock Issuance to Topco

On December 18, 2017, in connection with the completion of the Daymon Acquisition, including the issuance of new units of Topco to an equity fund advised by Bain Capital and to Yonghui Investment Limited, we issued 25 additional shares of our common stock to Topco. The newly issued units of Topco were valued at approximately $671.1 million.

Limited Partnership Agreement

In connection with the 2014 Topco Acquisition, certain entities that are or are controlled by equity funds affiliated with or advised by the Advantage Sponsors, as well as certain members of management, all of whom owned equity interests in Topco, entered into a limited partnership agreement with respect to their investment. On December 18, 2017, in connection with the Daymon Acquisition, the parties to the limited partnership agreement, along with an equity fund advised by Bain Capital, and Yonghui Investment Limited, which we refer to together as the Daymon Investors, amended and restated the limited partnership agreement of Topco. This limited partnership agreement, as amended and restated in connection with the business combination, contains agreements among the parties with respect to, among other things, restrictions on the issuance or transfer of interests in Topco, appointments of Topco directors, and the management and operations of Topco.

Units of Topco

Topco has four classes of equity securities: Common Series A Units, Common Series B Units, Common Series C Units (including Common Series C-2 Units) and Common Series D Units.

Under Topco’s limited partnership agreement, except as required by law, only Common Series A Units are entitled to vote on matters requiring approval of the partnership, provided however, that until certain liquidity events occur, all actions requiring the vote or approval of the partnership must be approved by a majority of the units held by an entity controlled by equity funds affiliated with or advised by CVC Capital Partners and a majority of the units held by the equity funds affiliated with or advised by Leonard Green & Partners.

Common Series A Units

Common Series A Units were originally issued to certain entities that are or are controlled by equity funds affiliated with or advised by CVC Capital Partners, Leonard Green & Partners, Centerview Capital Management, LLC, and Juggernaut Capital Partners, and additional Common Series A Units were issued to an equity fund advised by Bain Capital and to Yonghui Investment Limited in connection with the Daymon Acquisition.

Common Series B Units

Common Series B Units originally were issued to our management at the time of the 2014 Topco Acquisition as rollover equity interests, and additional Common Series B Units were issued to Daymon’s management in connection with the Daymon Acquisition.

Common Series C Units

Common Series C Units have generally been issued to members of our management and certain directors of Topco since the 2014 Topco Acquisition, which consist of Time Vesting Units and 20% IRR Vesting Units, which are all subject to certain additional vesting requirements, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Equity-Based Compensation”. In addition, certain Common Series C Units were issued in connection with the Daymon Acquisition to Daymon employees, certain of which are deemed to be vested upon issuance, and certain of which vest in four equal installments on each of the first four anniversaries following the completion of the Daymon Acquisition, subject to such employee’s continued employment with us. The Common Series C-2 Units have been issued to members of our management, which are subject to forfeiture upon certain events, including (i) certain terminations of such employee’s employment with us or (ii) if the entities that are or are controlled by equity funds affiliated with or advised by CVC Capital Partners and Leonard Green & Partners do not receive certain threshold returns on their capital contributions.

Common Series D Units

Common Series D Units are held exclusively by Centerview Capital, L.P. and Centerview Employees, L.P., which were granted in exchange for services provided to us.

Distributions on Units of Topco

Any distributions made by Topco will be made (i) first, 100% to all holders of Common Series A Units and Common Series B Units, ratably among such holders in proportion to their then-aggregate unreturned capital contributions, until such unreturned capital amounts are paid in full; (ii) second, 100% to all holders in proportion to their then-outstanding units held (other than Common Series C-2 Units), provided that in the event any amounts otherwise distributable to holders of Common Series C Units are not distributable to such holders due to the application of certain threshold limitations set forth in Topco’s limited partnership agreement, such amount shall be distributed ratably to holders of then-outstanding Common Series C-2 units, up to total distributions of $35.0 million, subject to certain reductions (the “Targeted Common Series C-2 Amount”); and (iii) third, following the time upon which holders of Common Series C-2 Units have received distributions equal to the Targeted Common Series C-2 Amount, 100% to all holders in proportion to their then-outstanding units held (other than Common Series C-2 Units), subject, in each case, to certain restrictions. Notwithstanding the foregoing, to the extent certain holders of Common Series C Units that were previously Daymon affiliates receive a distribution for such Common Series C Units, 50% of such distribution shall reduce, on a dollar-for-dollar basis, the distributions that would otherwise be payable to other Daymon-affiliated holders of other classes of units.

Exchange of Units of Topco for Shares of Our Common Stock

Subject to certain limitations, in the event that Topco elects to register the sale of any of the shares of our common stock that Topco holds in a manner that would have entitled a unitholder of Topco to participate in such registration, such holder may elect to exchange its units for shares of our common stock held by Topco or to participate in such registration with respect to such shares, in each case, with regard to the number of shares of our common stock then held by Topco that such holder would then be entitled to receive pursuant to the terms of Topco’s limited partnership agreement.

Prior to the 42-month anniversary of the consummation of the business combination, if Topco elects to make any direct or indirect, in-kind distribution of shares of our common stock then held by Topco to any of the holders of Common Series A Units, the holders of certain vested units of Topco may elect to exchange for such holders’ units, subject to certain restrictions, the number shares of our common stock then held by Topco that such holder would then be entitled to receive pursuant to the terms of Topco’s limited partnership agreement.

Upon the 42-month anniversary of the consummation of the business combination, each holder of Common Series B Units, Common Series C Units and Common Series C-2 Units will receive, in exchange for such units then outstanding, shares of our common stock then held by Topco equal to the number shares of our common stock then held by Topco that such holder would then be entitled to receive pursuant to the terms of Topco’s limited partnership agreement. Any such common stock held by Topco and distributed in exchange for units of Topco shall be subject to any vesting, forfeiture and transfer restrictions then existing with respect to Common Series B Units, Common Series C Units and Common Series C-2 Units that remain unvested at the consummation of such exchange. With respect to any permitted exchange of units of Topco for shares of our common stock described above, a holder of such units may receive up to a number of shares of our common stock based on an exchange ratio derived from the value to which such holder would otherwise be entitled had Topco sold all of its assets for fair market value and had the proceeds of such sale been distributed in accordance with the priority for distributions as described above under “— Distributions on Units of Topco.” No additional shares of our common stock will be issued by us in connection with any distribution of common stock owned by Topco to any unitholders of Topco in respect of or in exchange for Topco units.

The units of Topco are not be publicly traded, but, pursuant to Topco’s limited partnership agreement (and subject to the contractual lockup agreement to which our shares held by Topco are subject following the business combination), Topco will be required to use its commercially reasonable efforts to distribute shares of our common stock in redemption of the units held by affiliates of Centerview Capital, repurchase such units for cash, or otherwise provide an opportunity for such affiliates of Centerview Capital to transfer their units as if the units were publicly traded.

First and Second Lien Term Loans

Certain funds managed by CVC Credit Partners, which is part of the same network of companies providing investment management advisory services operating under the CVC brand as CVC Capital Partners, acted as lenders under our First Lien Term Loans and Second Lien Term Loans. As of September 30, 2020, the funds managed by CVC Credit Partners held approximately $54.5 million and $70.4 million of the aggregate principal outstanding under our First Lien Term Loans and Second Lien Term Loans, respectively, and, since January 1, 2019, held up to approximately $101.6 million and $70.4 million of the aggregate principal outstanding under our First Lien Term Loans and Second Lien Term Loans, respectively. In connection with the Closing of the Transactions, the funds managed by CVC Credit Partners held approximately $19.4 million under the New Term Loan Facility. During the year ended December 31, 2019, the funds managed by CVC Credit Partners received approximately $1.0 million in repayments of principal with respect to our First Lien Term Loans, no repayments of principal with respect to our Second Lien Term Loans, and approximately $6.3 million and $2.2 million in interest payments with respect to our First Lien Term Loans and Second Lien Term Loans, respectively. CVC Capital Partners did not have any decision-making authority over the relevant funds of CVC Credit Partners in their capacity as lenders under our First Lien Term Loans or Second Lien Term Loans.

Intercompany Promissory Notes

From time to time, Advantage Sales & Marketing Inc. has entered into intercompany loan agreements with Topco, pursuant to which Topco has borrowed various amounts totaling $6.0 million from Advantage Sales & Marketing Inc. to facilitate the payment to certain former associates for their equity interests in Topco. On September 1, 2020, Advantage Sales & Marketing Inc. entered into a new intercompany loan agreement with Topco consolidating all outstanding amounts under the prior agreements. Pursuant to the new agreement Topco borrowed $6.0 million at an interest rate of 0.39% per annum. This loan matures on December 31, 2023 and is pre-payable at any time without penalty.

Other Relationships

One of our retailer clients, BJ’s Wholesale Club Holdings, Inc., was previously controlled by equity funds affiliated with or advised by CVC Capital Partners and Leonard Green & Partners. We principally provide in-club product demonstration and sampling services to this client as well as ancillary support services, including for example, seasonal gift wrapping, on-floor sales assistance and display maintenance. In fiscal years 2019,

2018 and 2017, we received revenues of $41.8 million, $43.0 million, and $46.3 million, respectively, from BJ’s Wholesale Club Holdings, Inc. We believe the terms obtained and consideration that we received during such time as BJ’s Wholesale Club Holdings, Inc. (A) was controlled by equity funds affiliated with or advised by CVC Capital Partners and Leonard Green & Partners were, or (B) had one or more directors who also served on the board of Topco, were comparable to terms available or amounts that would be paid or received, as applicable, in arm’s-length transactions with parties unrelated to us.

Indemnification Under Certificate of Incorporation and Bylaws; Indemnification Agreements

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

We have also entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Policy Regarding Related Party Transactions

Our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on NASDAQ. The purpose of the policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) we were, are or will be a participant, (ii) the aggregate amount involved exceeds $120,000, and (iii) a related person has or will have a direct or indirect material interest, in each case, other than compensation arrangements approved by the Audit Committee. For purposes of the policy, a related person is (a) any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of us or a nominee to become a director of us, (b) any person who is known to be the beneficial owner of more than 5% of our voting securities, (c) any immediate family member of any of the foregoing persons sharing the same household as such person, or (d) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest. The Audit Committee reviews and approves, or ratifies, each related party transaction, taking into account whether the terms are comparable to those obtained in an arm’s length transaction, the extent of the related person’s interest and other factors. If advance approval of a related party transaction is not feasible, then the transaction may be preliminarily entered into by management upon prior approval by the Chair of the Audit Committee, subject to ratification by the Audit Committee at its next regularly scheduled meeting. No director may participate in approval of a related party transaction for which he or she is a related person.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information known to the Company regarding the beneficial ownership of the Class A common stock as of December 1, 2020, after giving effect to the closing of the Merger and the transactions contemplated thereby, by:

•	each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Class A common stock;

•	each current named executive officer and director of the Company; and

•	all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership percentages set forth in the table below are based on 318,425,182 shares of Class A common stock issued and outstanding as of December 1, 2020, after giving effect to the closing of the Merger and the transactions contemplated thereby, and do not take into account the issuance of any shares of Class A common stock upon the exercise of warrants to purchase up to shares of Class A common stock that remain outstanding.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.

Name and Address of Beneficial Owner(1)	Number of Shares of Class A common stock	Percent Owned
Conyers Directors and Named Executive Officers Post-business combination:
Tanya L. Domier	—	—
Brian Stevens	—	—
Jill Griffin	—	—
Ronald Blaylock	25,000	*
Cameron Breitner	—	—
Beverly F. Chase	—	—
Virginie Costa	—	—
Ryan Cotton	—	—
Timothy J. Flynn(2)	15,290,000	4.8%
Tiffany Han	—	—
James M. Kilts	—	—
Elizabeth Munoz	—	—
Brian K. Ratzan	—	—
Jonathan D. Sokoloff(2)	15,290,000	4.8%
David J. West	—	—
All directors and executive officers post-business combination as a group (15 individuals)	15,315,000	4.8%
Five Percent Holders:
Karman Topco L.P. (3)	203,750,000	64.0%
Conyers Park II Sponsor LLC(4)	18,483,333	5.8%

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Advantage Solutions Inc., 18100 Von Karman Avenue, Suite 1000, Irvine, California 92612; provided, however, that the business address of each of Messrs. Kilts, West and Ratzan is c/o Conyers Park II Acquisition Corp. 999 Vanderbilt Breach Rd., Suite 601 Naples, Florida 34108.
(2)

Consists of shares of Class A common stock that were purchased in the PIPE Investment by Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. (collectively, the “Green Funds”), including shares of Class A common stock that such Persons purchased related to redemptions in connection with the business combination. Voting and investment power with respect to the shares held by the Green Funds is shared among such Persons. Voting and investment power may also be deemed to be shared with certain affiliated entities and investors of such Persons, and may be deemed to be shared with Karman Coinvest L.P. (“Karman Coinvest”) and Karman II Coinvest LP (“Karman II Coinvest”) since Karman Coinvest and Karman II Coinvest may be offered the right to acquire a portion of the shares that was purchased in the PIPE Investment by the Green Funds. Karman Coinvest is jointly controlled and managed by an affiliate of Leonard Green & Partners, L.P. and an entity controlled by equity funds managed or advised by CVC Capital Partners. Messrs. Sokoloff and Flynn may be deemed to share voting and investment power with respect to such shares due to their positions with affiliates of the Green Funds, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and individuals’ address is Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(3)

The board of directors of Topco, currently consisting of Cameron Breitner, Tanya Domier, Timothy Flynn, Jonathan Sokoloff, Ryan Cotton and Tiffany Han, exercises voting and dispositive power with respect to these securities. No person or entity has the right to appoint a majority of Topco’s directors. Excludes 5,000,000 Performance Shares that Topco will not be able to vote or sell unless and until a condition relating to the trading price of our Class A common stock is achieved.

(4)

Includes 7,333,333 shares which may be purchased by exercising warrants that will be exercisable within 60 days. There are five managers of the CP Sponsor’s board of managers, including Kilts, West and Ratzan. Each manager has one vote, and the approval of three of the five members of the board of managers is required to approve an action of the CP Sponsor. Under the so-called “rule of three”, if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the CP Sponsor. Based upon the foregoing analysis, the CP Sponsor has determined that no individual manager of the CP Sponsor exercises voting or dispositive control over any of the securities held by the CP Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

SELLING STOCKHOLDERS

The Selling Stockholders acquired the shares of our Class A common stock from us in private offerings pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act in connection with a private placement concurrent with the business combination. Pursuant to the Subscription Agreements, we agreed to file a registration statement with the SEC for the purposes of registering for resale the shares of our Class A common stock issued to the Selling Stockholders pursuant to the Subscription Agreements.

Except as set forth in the footnotes below, the following table sets forth, based on written representations from the Selling Stockholders, certain information as of December 1, 2020 regarding the beneficial ownership of our Class A common stock by the Selling Stockholders and the shares of Class A common stock offered by the Selling Stockholders. The applicable percentage ownership of Class A common stock is based on approximately 318,425,182 shares of Class A common stock outstanding as of December 1, 2020. Information with respect to shares of Class A common stock owned beneficially after the offering assumes the sale of all of the shares of Class A common stock offered and no other purchases or sales of our Class A common stock. The Selling Stockholders may offer and sell some, all or none of their shares of Class A common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Stockholders have sole voting and investment power with respect to all shares of Class A common stock that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Stockholders, no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.

Up to 11,250,000 shares of Class A common stock issuable upon exercise of the Warrants are not included in the table below, as the resale of such shares is not registered pursuant to this prospectus.

Name of Selling Stockholder	Class A Common Stock Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Class A Common Stock Beneficially Owned After the Offered Shares of Class A Common Stock are Sold
			Number	Percent
Alyeska Master Fund, L.P.	12,400,000	12,400,000	—	—
Alyeska Master Fund 3, L.P.	100,000	100,000	—	—
Antara Capital Master Fund LP	1,000,000	1,000,000	—	—
The Baupost Group, L.L.C.(2)	12,500,000	12,500,000	—	—
Brookdale Global Opportunity Fund(3)	264,000	264,000	—	—
Brookdale International Partners, L.P.(4)	536,000	536,000	—	—
Christopher Wallace	10,000	10,000	—	—
ClearBridge Small Cap CIF	57,323	57,323	—	—
ClearBridge Small Cap Fund	1,279,975	1,279,975	—	—
ClearBridge Small Cap Value Fund	119,894	119,894	—	—
Evan Ratner & Nicole Feig JTWROS	10,000	10,000	—	—
Guardian Small Cap Core VIP Fund	342,808	342,808	—	—
Highmark Long/Short Equity 17 Limited	3,000,000	3,000,000	—	—
Jack Murphy & Jennifer Murphy TIC	25,000	25,000	—	—
John Mackin	10,000	10,000	—	—
Jane Street Global Trading, LLC	804,540	800,000	4,540	*
Linden Capital L.P.	300,000	300,000	—	—
MassMutual Select Funds – MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund(5)	55,258	24,151	31,107	*
Maven Investment Partners Us Ltd – New York Branch	300,000	300,000	—	—

Name of Selling Stockholder	Class A Common Stock Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered(1)	Class A Common Stock Beneficially Owned After the Offered Shares of Class A Common Stock are Sold
			Number	Percent
Nineteen77 Global Merger Arbitrage Master Limited	600,000	600,000	—	—
Nineteen77 Global Multi-Strategy Alpha Master Limited	600,000	600,000	—	—
Norges Bank	6,500,000	6,500,000	—	—
Prentice Long/Short Equity Master II LP	700,000	700,000	—	—
Samuel Hendel	10,000	10,000	—	—
Senator Global Opportunity Master Fund LP	5,500,000	5,500,000	—	—
T. Rowe Price Small-Cap Value Fund, Inc.(5)	3,286,723	2,023,333	1,263,390	*
T. Rowe Price U.S. Small-Cap Value Equity Trust(5)	1,044,904	657,279	387,625	*
T. Rowe Price U.S. Equities Trust(5)	70,130	43,928	26,202	*
T. Rowe Price Multi-Strategy Total Return Fund, Inc.(5)	13,737	10,295	3,442	*
T. Rowe Price Global Consumer Fund(5)	51,954	41,014	10,940	*
Trust U/W Carl M. Loeb FBO Arthur Loeb	40,000	40,000	—	—
Trust U/W Carl M. Loeb FBO Elisabeth Levin	80,000	80,000	—	—
Trust U/W Carl M. Loeb FBO Jean L. Troubh	20,000	20,000	—	—
Trust U/W Frances L. Loeb FBO Arthur Loeb	35,000	35,000	—	—
Ulysses Offshore Fund Ltd	10,000	10,000	—	—
Ulysses Partners LP	50,000	50,000	—	—
Total Shares	51,727,246	50,000,000	1,727,246

*	Less than 1%.
(1)

The amounts set forth in this column are the number of shares of Common Stock that may be offered by each Selling Stockholder using this prospectus. These amounts do not represent any other shares of our Common Stock that the Selling Stockholder may own beneficially or otherwise.

(2)	The Baupost Group, L.L.C. is a registered investment adviser and acts as the investment adviser to certain private investment limited partnerships on whose behalf these securities were purchased.
(3)

Weiss Asset Management LP (“WAM”) is the investment manager of Brookdale Global Opportunity Fund (“BGO”). WAM GP LLC is the general partner of WAM. Andrew Weiss is the managing member of WAM GP LLC. Each of Andrew Weiss, WAM and WAM GP LLC may be deemed to beneficially own the securities owned by BGO. Andrew Weiss, WAM and WAM GP LLC each disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(4)

BIP GP LLC is the general partner of Brookdale International Partners, L.P. (“BIP”). Andrew Weiss is the managing member of BIP GP LLC. Weiss Asset Management LP (“WAM”) is the investment manager of BIP. WAM GP LLC is the general partner of WAM. Andrew Weiss is the managing member of WAM GP LLC. Each of Andrew Weiss, BIP GP LLC, WAM and WAM GP LLC may be deemed to beneficially own the securities owned by BIP. Andrew Weiss, BIP GP LLC, WAM and WAM GP LLC each disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(5)

T. Rowe Price Associates, Inc. (“T. Rowe Price ”) serves as investment adviser (or subadviser, as applicable) with power to direct investments and/or sole power to vote the securities owned by the funds and accounts listed in the Selling Stockholder table. For purposes of reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price may be deemed to be the beneficial owner of all of the shares listed; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc., the investment adviser to the beneficial owners of the Company listed herein. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price provides brokerage services through this subsidiary primarily to complement the other services provided to shareholders of the T. Rowe Price mutual funds.

Certain Relationships with Selling Stockholders

In connection with the execution of the Merger Agreement, we entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase an aggregate of 50,000,000 shares (the “PIPE Shares”) of our common stock at a purchase price of $10.00 per share. Pursuant to the Subscription Agreements, the Company gave certain registration rights to the PIPE Investors with respect to the PIPE Shares. The sale of PIPE Shares was consummated concurrently with the Closing.

DESCRIPTION OF OUR SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Certificate of Incorporation, the Bylaws and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge to you reach each of the Certificate of Incorporation, the Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

General

Our second amended and restated certificate of incorporation authorizes 3,290,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Our second amended and restated certificate of incorporation authorizes a total of 3,290,000,000 shares of Class A common stock.

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of Class A common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of Class A common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Class A common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Class A common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our second amended and restated certificate of incorporation authorizes a total of 10,000,000 shares of preferred stock.

Under the terms of our second amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the terms, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Authorized but Unissued Shares

The authorized but unissued shares of our Class A common stock and our preferred stock will be available for future issuance after the Business Combination without stockholder approval, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Warrants

Public Stockholders’ Warrants

Each whole warrant (including the Warrants) entitles the registered holder to purchase one whole share of our Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of twelve months from the closing of our initial public offering or 30 days after the completion of our initial business combination. Pursuant to the warrant agreement, dated July 22, 2019, between Conyers Park and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. You should review a copy of the Warrant Agreement, which has been filed with the SEC, for a complete description of the terms and conditions applicable to the warrants. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least four units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion the Merger, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than twenty business days after the closing of the Merger, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. We will use our commercially reasonable efforts to cause the same to become effective within 60 business days following the business combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for cash. Once the warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of Warrants for Class A common stock. Commencing ninety days after the warrants become exercisable, we may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A common stock except as otherwise described below;

•

if, and only if, the last reported sale price of our Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•

if, and only if, there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent number of Class A common stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “-Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A common stock
	10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Class A common stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.365 Class A ordinary shares per warrant. Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Class A common stock.

This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants (other than the private placement warrants) to be redeemed when the Class A common stock are trading at or above $10.00 per share, which may be at a time when the trading price of our Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants for cash.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares representing “fair value” for their warrants based on a Black-Scholes option pricing model with a fixed volatility input as of the date of the final prospectus relating to our initial public offering. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the Class A common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the Class A common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Class A common stock than they would have received if they had chosen to wait to exercise their warrants for Class A common stock if and when such Class A common stock were trading at a price higher than the exercise price of $11.50.

No fractional Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Class A common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Class A ordinary shares pursuant to the Warrant Agreement (for instance, if we are not the surviving company in the business combination), the warrants may be exercised for such security.

Redemption procedures and cashless exercise. If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with the business combination, (d) to satisfy the redemption rights of the holders of Class A common stock in connection with a stockholder vote to amend our Certificate of Incorporation to modify the substance or timing of our obligation to redeem 100% of our Class A common stock if we do not complete our initial business combination within 24 months from the closing of our initial public offering or which adversely affects the rights of holders of our Class A common stock, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of our Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

The warrants have been issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants and any shares of Class A common stock issued upon conversion or exercise thereof are subject to transfer restrictions, which provide that the private placement warrants and the Class A common stock underlying such warrants are not transferable or saleable until 30 days after the completion of the business combination, except (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of our sponsor or their affiliates, any affiliates of our sponsor, or any employees of such affiliates, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased; (f) in the event of our liquidation prior to the completion of our initial business combination; (g) by virtue of the laws of Delaware or our sponsor’s limited liability company agreement upon dissolution of our sponsor; or (i) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Additionally, the private placement warrants will not be redeemable by us so long as they are held by our sponsor or its permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in our initial public offering, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in our initial public offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us following the Merger. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with the Merger, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period.

Exclusive Venue

Our second amended and restated certificate of incorporation and the proposed bylaws provide that, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the proposed bylaws or the second amended and restated certificate of incorporation (as it may be amended and/or restated from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine. Subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. In addition, the foregoing provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, these provisions may have the effect of discouraging lawsuits against our directors and officers.

Corporate Opportunity

Our second amended and restated certificate of incorporation includes an explicit waiver regarding corporate opportunities that may be granted to certain “exempted persons” (including Topco, Sponsor and their respective affiliates, successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees, including any of the foregoing who will serve as our directors). Such “exempted persons” will not include us or any of our subsidiaries or their respective officers or employees and such waiver will not apply to any corporate opportunity that is expressly offered to one of our directors in his or her capacity as such (in which such opportunity we do not renounce an interest or expectancy). The second amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the exempted persons will not be liable for any breach of fiduciary duty solely by reason of the fact that such person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another person.

Limitations on Liability and Indemnification of Officers and Directors

Our second amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and the proposed bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of us or any of our subsidiaries or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Anti-Takeover Effects of Provisions of the Second Amended and Restated Certificate of Incorporation, the Proposed Bylaws and Delaware Law

Certain provisions of Delaware law and our second amended and restated certificate of incorporation and the proposed bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our second amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. In addition, our second amended and restated certificate of incorporation provides that, directors may only be removed from our board of directors with cause and by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding shares of stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our second amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by a resolution adopted by our board of directors and not by our stockholders or any other person or persons. The second amended and restated certificate of incorporation and proposed bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in the proposed bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the second amended and restated certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation precludes stockholder action by written consent.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our second amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, the second amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our second amended and restated certificate of incorporation provides that Topco and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Transfer Agent and Registrar and Warrant Agent

The transfer agent and registrar for our Class A common stock and warrant agent is Continental Stock Transfer & Trust Company.

Stock Exchange

Our Class A common stock and warrants currently trade on the Nasdaq Global Select Market under the symbols “ADV” and “ADVWW”, respectively.

PLAN OF DISTRIBUTION

We are registering (i) the issuance by us of up to 11,250,000 shares of Class A common stock that are issuable upon the exercise of the Warrants by the holders thereof and (ii) the resale by the Selling Stockholders of up to 50,000,000 shares of Class A common stock previously issued in the PIPE Investment.

We are required to pay all fees and expenses incident to the registration of the shares of our Class A common stock to be offered and sold pursuant to this prospectus.

We will not receive any of the proceeds from the sale of the securities by the Selling Stockholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the Selling Stockholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Stockholders. The shares of Class A common stock beneficially owned by the Selling Stockholders covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The term “Selling Stockholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of NASDAQ;

•

through trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	to or through underwriters or broker-dealers;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in options transactions;

•	through a combination of any of the above methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Class A common stock in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of shares of Class A common stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares of Class A common stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Stockholder or borrowed from any Selling Stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling S Stockholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP.

EXPERTS

The financial statements of ASI Intermediate Corp. (formerly known as Advantage Solutions Inc.) as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this Prospectus have been so included in reliance upon the report (which contains an emphasis of matter paragraph regarding the Company’s available liquidity and management’s plans as described in Note 19 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Conyers Park II Acquisition Corp. as of December 31, 2019 and for the period from May 2, 2019 (inception) to December 31, 2019, appearing in this prospectus and registration statement have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Advantage’s SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Our website address is www.advantagesolutions.net. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Conyers Park II Acquisition Corp. Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2019	F-3
Statement of Operations for the period from May 2, 2019 (inception) through December 31, 2019	F-4
Statement of Changes in Stockholders’ Equity for the period from May 2, 2019 (inception) through December 31, 2019	F-5
Statement of Cash Flows for the period from May 2, 2019 (inception) through December 31, 2019	F-6
Notes to Financial Statements	F-7
Conyers Park II Acquisition Corp. Unaudited Condensed Financial Statements
Condensed Balance Sheets as of September 30, 2020 (unaudited) and December 31, 2019 (audited)	F-20

Condensed Statements of Operations for the three and nine months ended September 30, 2020 (unaudited), for the three months ended September 30, 2019 (unaudited) and for the period from May 2, 2019 (inception) through September 30, 2019 (unaudited)

F-21

Condensed Statements of Changes in Stockholders’ Equity for the three and nine months ended September 30, 2020 (unaudited), for the three months ended September 30, 2019 (unaudited) and for the period from May 2, 2019 (inception) through September 30, 2019 (unaudited)

F-22
Condensed Statements of Cash Flows for the nine months ended September 30, 2020 (unaudited) and for the period from May 2, 2019 (inception) through September 30, 2019 (unaudited)	F-23
Notes to Unaudited Condensed Financial Statements	F-24
Advantage Solutions Inc. Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-39
Consolidated Balance Sheets	F-40
Consolidated Statements of Comprehensive (Loss) Income	F-41
Consolidated Statements of Stockholder’s Equity	F-42
Consolidated Statements of Cash Flows	F-43
Notes to Consolidated Financial Statements	F-44
Schedule I—Condensed Parent Only Financial Information of Advantage Solutions Inc. as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017	F-92
Advantage Solutions Inc. Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets	F-95
Condensed Consolidated Statements of Comprehensive Loss	F-96
Condensed Consolidated Statements of Stockholder’s Equity	F-97
Condensed Consolidated Statements of Cash Flows	F-98
Notes to Condensed Consolidated Financial Statements	F-99

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Conyers Park II Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Conyers Park II Acquisition Corp. (the “Company”), as of December 31, 2019, and the related statements of operations, changes in stockholders’ equity and cash flows for the period from May 2, 2019 (inception) through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from May 2, 2019 (inception) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2019.

New York, New York

March 30, 2020

CONYERS PARK II ACQUISITION CORP.

BALANCE SHEET

DECEMBER 31, 2019

Assets
Current assets:
Cash and cash equivalents	$951,060
Prepaid expenses	316,667
Prepaid income taxes	25,327

Total current assets	1,293,054
Marketable securities held in Trust Account	452,816,525

Total assets	$454,109,579

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$100,000
Accounts payable - related party	127,912

Total current liabilities	227,912
Deferred underwriting commissions	15,750,000

Total liabilities	15,977,912

Commitments and contingencies
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 43,313,166 shares subject to possible redemption at redemption value	433,131,660
Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 1,686,834 shares issued and outstanding (excluding 43,313,166 shares subject to possible redemption)	169
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; 11,250,000 shares issued and outstanding	1,125
Additional paid-in capital	2,529,572
Retained earnings	2,469,141

Total stockholders’ equity	5,000,007

Total liabilities and stockholders’ equity	$454,109,579

The accompanying notes are an integral part of these financial statements.

CONYERS PARK II ACQUISITION CORP.

STATEMENT OF OPERATIONS

For the Period From May 2, 2019 (inception) through December 31, 2019
General and administrative expenses	$279,580
State franchise taxes	100,000

Loss from operations	(379,580)
Other income:
Interest income earned on cash equivalents and marketable securities held in Trust Account	3,579,393

Income before income tax expense	3,199,813
Income tax expense	730,672

Net income	$2,469,141

Weighted average shares outstanding of Class A common stock	45,000,000

Basic and diluted net income per share, Class A	$0.05

Weighted average shares outstanding of Class B common stock	11,250,000

Basic and diluted net income per share, Class B	$0.00

The accompanying notes are an integral part of these financial statements.

CONYERS PARK II ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM MAY 2, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance as of May 2, 2019 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	11,500,000	1,150	23,850	—	25,000
Sale of 45,000,000 Units in Initial Public Offering	45,000,000	4,500	—	—	449,995,500	—	450,000,000
Sale of 7,333,333 Private Placement Warrants to Sponsor	—	—	—	—	11,000,000	—	11,000,000
Underwriting discounts and offering costs	—	—	—	—	(25,362,474)	—	(25,362,474)
Forfeiture of Class B common stock	—	—	(250,000)	(25)	25	—	—
Common stock subject to possible redemption	(43,313,166)	(4,331)	—	—	(433,127,329)	—	(433,131,660)
Net income	—	—	—	—	—	2,469,141	2,469,141

Balance as of December 31, 2019	1,686,834	$169	11,250,000	$1,125	$2,529,572	$2,469,141	$5,000,007

The accompanying notes are an integral part of these financial statements.

CONYERS PARK II ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MAY 2, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

Cash flows from operating activities:
Net income	$2,469,141
Adjustments to reconcile net income to net cash used by operating activities:

Interest income earned on marketable securities held in Trust Account	(3,572,525)

Change in operating assets and liabilities:
Prepaid expenses	(316,667)
Prepaid income taxes	(25,327)
Accounts payable and accrued expenses	100,000
Accounts payable - related party	127,912

Net cash used by operating activities	(1,217,466)

Cash flows from investing activities:
Cash deposited in Trust Account	(450,000,000)
Investment income released from Trust Account	756,000

Net cash used by investing activities	(449,244,000)

Cash flows from financing activities:
Proceeds from sale of Class A Units to public	450,000,000
Proceeds from sale of Private Placement Warrants to Sponsor	11,000,000
Payment of underwriters’ discount	(9,000,000)
Payment of offering costs	(587,474)
Proceeds from Promissory Note - related party	141,636
Repayment of Promissory Note - related party	(141,636)

Net cash provided by financing activities	451,412,526

Net change in cash	951,060
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$951,060

Supplemental disclosure of noncash investing and financing activities:
Offering costs paid by Sponsor in exchange for issuance of Class B common stock	$25,000

Deferred underwriting commission in connection with initial public offering	$15,750,000

Value of Class A common stock subject to possible redemption	$433,131,660

The accompanying notes are an integral part of these financial statements.

Conyers Park II Acquisition Corp.

Notes to Financial Statements

Note 1 — Description of Organization and Business Operations

Conyers Park II Acquisition Corp. (the “Company”) was incorporated as a Delaware corporation on May 2, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating its Business Combination, the Company intends to focus on the consumer sector and consumer-related businesses. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2019, the Company had not commenced any operations. All activity for the period from May 2, 2019 (inception) through December 31, 2019 relates to the Company’s formation and the preparation for its initial public offering (the “Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Conyers Park II Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on July 17, 2019. On July 22, 2019, the Company consummated its Initial Public Offering of 45,000,000 units (the “Units”), including 5,000,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, which is discussed in Note 3, generating gross proceeds of $450 million, and incurring offering costs of approximately $25.36 million, inclusive of approximately $15.75 million in deferred underwriting commissions following the partial exercise of the underwriters’ over-allotment option (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (the “Private Placement”) of 7,333,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $11.0 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $450 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the assets held in the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Stockholders”) of shares of its Class A common stock, par value $0.0001 (the “Class A Common Stock”), sold in the Initial Public Offering (the “Public Shares”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares were classified as temporary equity upon the completion of the Initial Public Offering. In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated certificate of incorporation which the Company adopted upon the consummation of the Initial Public Offering (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem its Public Shares irrespective of whether such Public Stockholder votes for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares acquired by them in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation (a) that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering, or July 22, 2021, (the “Combination Period”) or (b) which adversely affects the rights of holders of the Class A common stock, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly and as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes (up to $1,000,000) or to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly and as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination during the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, including vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity

The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its shareholders prior to the Initial Public Offering and such amount of proceeds from the sale of the Placement Units and the Initial Public Offering that were placed in an account outside of the Trust Account for working capital purposes. As of December 31, 2019, the Company had $951,060 in its operating bank account, $452,816,525 in cash and marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital of approximately $1,040,000 (excluding prepaid income taxes).

The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less up to $1,000,000 for working capital, taxes payable and deferred underwriting commissions) to complete its initial Business Combination. To the extent necessary, the Sponsors, members of the Company’s management team or any of their respective affiliates or other third parties may but are not obligated to, loan the Company funds as may be required, up to $1,500,000. Such loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Placement Warrants (see Note 4).

Until the consummation of a Business Combination, the Company will be using funds held outside of the Trust Account for identifying and evaluating target businesses, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses or their representatives, reviewing corporate documents and material agreements of prospective target businesses, structuring, negotiating and completing a Business Combination.

If the Company’s estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2019, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $951,060 in cash and cash equivalents as of December 31, 2019.

Marketable Securities Held in Trust Account

The Company’s portfolio of marketable securities is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities (net), dividends and interest, held in the Trust Account in the accompanying statement of operations. The estimated fair values of marketable securities held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2019, the carrying values of cash, accounts payable, accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of marketable securities held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets.

Deferred Offering Costs Associated with the Initial Public Offering

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering and were charged to stockholders’ equity upon the completion of the Initial Public Offering on July 22, 2019.

Class A Common Stock Subject to Possible Redemption

Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable shares of Class A common stock (including shares of Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares of Class A common stock shall be affected by charges against additional paid-in capital. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares of approximately $3.6 million, less franchise taxes of $100,000, income taxes of $730,672 and working capital expense of $279,580 (up to $1,000,000) or $2,469,141 of Class A common stock shall be affected by charges against additional paid-in capital. Accordingly, at December 31, 2019, 43,313,166 shares of Class A common stock are subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 18,583,333 shares of the Company’s Class A common stock in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A common stock are calculated by dividing the interest income earned on investments and marketable securities held in the Trust Account of approximately $3.6 million, net of applicable taxes of $830,672 and $279,580 of working capital expenses (up to $1,000,000) available to be withdrawn from the Trust Account, resulting in a total of $2,469,141 for the year ended December 31, 2019 by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share, basic and diluted for Class B common stock is calculated by dividing the net income of $2,469,141, less income attributable to Class A common stock by the weighted average number of shares of Class B common stock of $2,469,141 outstanding for the period.

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A common stock are calculated by dividing the interest income earned on investments and marketable securities held in the Trust Account of approximately $3.6 million, net of applicable taxes of $830,672 and $279,580 of working capital expenses (up to $1,000,000) available to be withdrawn from the Trust Account, resulting in a total of $2,469,141 for the year ended December 31, 2019 by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share, basic and diluted for Class B common stock is calculated by dividing the net income of $2,469,141, less income attributable to Class A common stock by the weighted average number of shares of Class B common stock of $2,469,141 outstanding for the period.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets were deemed immaterial as of December 31, 2019.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Initial Public Offering

On July 22, 2019, the Company sold 45,000,000 Units, including 5,000,000 Over-Allotment Units, at a price of $10.00 per Unit, generating gross proceeds of $450 million, and incurring offering costs of approximately $25.36 million, inclusive of approximately $15.75 million in deferred underwriting commissions.

Each Unit consists of one share of Class A common stock and one-fourth of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4 — Related Party Transactions

Founder Shares

In May 2019, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 11,500,000 shares of Class B common stock, par value $0.0001, (the “Founder Shares”). In June 2019, the Sponsor transferred 25,000 Founder Shares to each of the Company’s independent directors. The initial stockholders have agreed to forfeit up to 1,500,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriters so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in part on July 22, 2019. On September 3, 2019, the remainder of the underwriters’ over-allotment option expired and the Sponsor forfeited 250,000 Founder Shares. As of December 31, 2019, there were 11,250,000 shares of Class B common stock outstanding.

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the shares of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Private Placement Warrants

Concurrently with the closing of the Initial Public Offering, on July 22, 2019 the Company sold 7,333,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of approximately $11.0 million. Each whole Private Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share. Certain of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering and are held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not consummated within the Combination Period, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. To date, the Company had no borrowings under any Working Capital Loan.

Promissory Note

Prior to the closing of the Initial Public Offering, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the

“Note”). The Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. On July 22, 2019, the total balance of $141,636 of the Note was repaid to the Sponsor.

Administrative Support Agreement

Commencing on the date the securities of the Company are first listed on the NASDAQ, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of an initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred approximately $60,000 in expenses in connection with such services during the period from May 2, 2019 (inception) through December 31, 2019, which are included in general and administrative expenses in the accompanying statement of operations.

Accounts Payable — Related Party

As of December 31, 2019, the Company had a balance of $127,912 payable to related parties for expenses paid on behalf of the Company in the amount of $67,912 and $60,000 payable under the administrative support agreement. These borrowings are non-interest bearing, unsecured and due on demand.

Note 5 — Commitments and Contingencies

Registration and Stockholder Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights pursuant to a registration and stockholder rights agreement entered into in connection with the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration and stockholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 6,000,000 Over-Allotment Units to cover over-allotments, if any, at the Initial Public Offering price less underwriting discounts and commissions. On July 22, 2019, the underwriters partially exercised their over-allotment option for 5,000,000 Over-Allotment Units.

Based on the partial exercise of the underwriters’ over-allotment option, the underwriters were entitled to underwriting discounts of $0.20 per unit, or $9.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $15.75 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 6 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2019, there were 45,000,000 shares of Class A common stock issued and outstanding, including 43,313,166 shares of Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 50,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of December 31, 2019, there were 11,250,000 shares of Class B common stock outstanding.

Holders of shares of Class A common stock and holders of shares of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders, except as required by law or stock exchange rule; provided that only holders of shares of Class B common stock have the right to vote on the election of the Company’s directors prior to the initial Business Combination.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination at a ratio such that the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of shares of Class A common stock issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share, and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2019, there were no shares of preferred stock issued or outstanding.

Warrants — Public Warrants may only be exercised for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than twenty business days, after the closing of a Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. If the shares issuable upon exercise of the warrants issued in our initial public offering are not registered under the Securities Act, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial stockholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Commencing 90 days after the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the “fair market value” of the Class A common stock (the “fair market value” of the Class A common stock shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants);

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and

•

if, and only if, there is an effective registration statement covering the Class A common stock issuable upon exercise of the warrants (or such other security as the warrants may be exercisable for at the time of redemption) and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given, or an exemption from registration is available.

In addition, the Company may redeem the Public Warrants for cash (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7 — Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2019 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable securities held in Trust Account	$452,816,525	$—	$—

Total	$452,816,525	$—	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the year ended December 31, 2019.

Level 1 instruments include investments in money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Note 8 — Income Tax

The Company’s provision for income tax consists of the following:

For the Period From May 2, 2019 (inception) through December 31, 2019
Current:
Federal	$730,672
State	—
Deferred:
Federal	58,712
State	—
Change in valuation allowance	(58,712)

Income tax expense	$730,672

The Company’s net deferred tax assets are as follows:

December 31, 2019
Deferred tax asset:
Startup / organizational costs	58,712

Total deferred tax assets	58,712
Valuation allowance	(58,712)

Deferred tax asset, net of allowance	$—

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. The Company considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment.

A reconciliation of the federal income tax rate to the Company’s effective tax rate for the period from May 2, 2019 (inception) through December 31, 2019 is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in valuation allowance	1.8%

Effective income tax rate	22.8%

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CONYERS PARK II ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	September 30, 2020	December 31, 2019
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$514,982	$951,060
Prepaid expenses	166,667	316,667
Prepaid income taxes	265,695	25,327

Total current assets	947,344	1,293,054
Marketable securities held in Trust Account	453,742,245	452,816,525

Total assets	$454,689,589	$454,109,579

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$4,621,248	$100,000
Accounts payable — related party	248,028	127,912

Total current liabilities	4,869,276	227,912
Deferred underwriting commissions	15,750,000	15,750,000

Total liabilities	20,619,276	15,977,912

Commitments and contingencies
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 42,907,031 and 43,313,166 shares subject to possible redemption at September 30, 2020 and December 31, 2019, respectively	429,070,310	433,131,660

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 2,092,969 and 1,686,834 shares issued and outstanding (excluding 42,907,031 and 43,313,166 shares subject to possible redemption) at September 30, 2020 and December 31, 2019, respectively	209	169
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; 11,250,000 shares issued and outstanding	1,125	1,125
Additional paid-in capital	6,590,882	2,529,572
(Accumulated deficit) / retained earnings	(1,592,213)	2,469,141

Total stockholders’ equity	5,000,003	5,000,007

Total liabilities and stockholders’ equity	$454,689,589	$454,109,579

The accompanying notes are an integral part of these unaudited condensed financial statements.

CONYERS PARK II ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For The Three Months Ended		For The Nine Months Ended	For the Period From May 2, 2019 (inception) Through
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
General and administrative expenses	$4,968,078	$138,090	$5,290,115	$140,090
State franchise taxes	50,000	50,000	150,000	50,000

Loss from operations	(5,018,078)	(188,090)	(5,440,115)	(190,090)
Other income:
Interest income earned on cash equivalents and marketable securities held in Trust Account	34,433	1,697,230	1,705,394	1,697,230

Income before income tax (benefit) / expense	(4,983,645)	1,509,140	(3,734,721)	1,507,140
Income tax benefit / (expense)	(3,269)	345,918	326,633	345,918

Net income / (loss)	$(4,980,376)	$1,163,222	$(4,061,354)	$1,161,222

Weighted average shares outstanding of Class A common stock	45,000,000	45,000,000	45,000,000	45,000,000

Basic and diluted net income / (loss) per share, Class A	$(0.01)	$0.03	$0.01	$0.03

Weighted average shares outstanding of Class B common stock	11,250,000	11,250,000	11,250,000	11,250,000

Basic and diluted net income / (loss) per share, Class B	$(0.41)	$0.00	$(0.41)	$0.00

The accompanying notes are an integral part of these unaudited condensed financial statements.

CONYERS PARK II ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	For the Three and Nine Months Ended September 30, 2020
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated Deficit) / Retained Earnings	Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	1,686,834	$169	11,250,000	$1,125	$2,529,572	$2,469,141	$5,000,007
Common stock subject to possible redemption	(90,139)	(9)	—	—	(901,381)	—	(901,390)
Net income	—	—	—	—	—	901,393	901,393

Balance as of March 31, 2020	1,596,695	$160	11,250,000	$1,125	$1,628,191	$3,370,534	$5,000,010

Common stock subject to possible redemption	(1,763)	(1)	—	—	(17,629)	—	(17,630)
Net income	—	—	—	—	—	17,629	17,629

Balance as of June 30, 2020	1,594,932	$159	11,250,000	$1,125	$1,610,562	$3,388,163	$5,000,009

Common stock subject to possible redemption	498,037	50	—	—	4,980,320	—	4,980,370
Net loss	—	—	—	—	—	(4,980,376)	(4,980,376)

Balance as of September 30, 2020	2,092,969	$209	11,250,000	$1,125	$6,590,882	$(1,592,213)	$5,000,003

	For the Period From May 2, 2019 (inception) Through September 30, 2019
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated Deficit) / Retained Earnings	Stockholders’ Equity
	Shares	Amount	Shares	Amount
Blance as of May 2, 2019 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	11,500,000	$1,150	23,850	—	25,000
Net income	—	—	—	—	—	(2,000)	(2,000)

Balance as of June 30, 2019	—	$—	11,500,000	$1,150	$23,850	$(2,000)	$23,000

Sale of Units in Initial Public Offering	45,000,000	4,500	—	—	449,995,500	—	450,000,000
Sale of 7,333,333 Private Placement Warrants to Sponsor	—	—	—	—	11,000,000	—	11,000,000
Offering costs	—	—	—	—	(25,362,474)	—	(25,362,474)
Forfeiture of Class B common stock	—	—	(250,000)	($25)	25	—	—
Shares subject to possible redemption	(43,182,374)	(4,318)	—	—	(431,819,422)	—	(431,823,740)
Net income	—	—	—	—	—	1,163,222	1,163,222

Balance as of September 30, 2019	1,817,626	$182	11,250,000	$1,125	$3,837,479	$1,161,222	$5,000,008

The accompanying notes are an integral part of these unaudited condensed financial statements.

CONYERS PARK II ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For The Nine Months Ended September 30, 2020	For the Period From May 2, 2019 (inception) Through September 30, 2019
Cash flows from operating activities:
Net income / (loss)	$(4,061,354)	$1,161,222
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Interest income earned on marketable securities held in Trust Account	(1,703,007)	(1,693,512)
Change in operating assets and liabilities:
Prepaid expenses	150,000	(366,667)
Prepaid income taxes	(240,368)	—
Accounts payable and accrued expenses	4,521,248	102,125
Accounts payable — related party	120,116	52,256
Income taxes payable	—	345,918

Net cash used in operating activities	(1,213,365)	(398,658)
Cash flows from investing activities:
Cash deposited in Trust Account	—	(450,000,000)
Investment income released from Trust Account	777,287	210,000

Net cash provided by / (used in) investing activities	777,287	(449,790,000)
Cash flows from financing activities:
Proceeds from sale of Class A common stock to public	—	450,000,000
Proceeds from sale of Private Placement Warrants to Sponsor	—	11,000,000
Payment of underwriters’ discount	—	(9,000,000)
Payment of offering costs	—	(587,474)
Proceeds from promissory note — related party	—	141,636
Payment of offering costs	—	(141,636)

Net cash provided by financing activities	—	451,412,526
Net change in cash and cash equivalents	(436,078)	1,223,868
Cash and cash equivalents at beginning of period	951,060	—

Cash and cash equivalents at end of period	$514,982	$1,223,868

Supplemental disclosure of noncash investing and financing activities:
Change in value of Class A common stock subject to possible redemption	$(4,061,350)	$431,823,740

Deferred underwriting commission in connection with initial public offering	$15,750,000	$15,750,000

Deferred offering costs paid by Sponsor in exchange for issuance of Class B common stock	$—	$25,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

CONYERS PARK II ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

Conyers Park II Acquisition Corp. (the “Company”) was incorporated as a Delaware corporation on May 2, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating its Business Combination, the Company intends to focus on the consumer sector and consumer-related businesses. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of September 30, 2020, the Company had not commenced any operations. All activity for the period from May 2, 2019 (inception) through September 30, 2020 relates to the Company’s formation and the preparation for its initial public offering (the “Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering.

The Company’s sponsor is Conyers Park II Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on July 17, 2019. On July 22, 2019, the Company consummated its Initial Public Offering of 45,000,000 units (the “Units”), including 5,000,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, which is discussed in Note 3, generating gross proceeds of $450 million, and incurring offering costs of approximately $25.36 million, inclusive of approximately $15.75 million in deferred underwriting commissions following the partial exercise of the underwriters’ over-allotment option (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (the “Private Placement”) of 7,333,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $11.0 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $450 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (the “Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the assets held in the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business

Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Stockholders”) of shares of its Class A common stock, par value $0.0001 (the “Class A common Stock”), sold in the Initial Public Offering (the “Public Shares”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares were classified as temporary equity upon the completion of the Initial Public Offering. In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated certificate of incorporation which the Company adopted upon the consummation of the Initial Public Offering (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem its Public Shares irrespective of whether such Public Stockholder votes for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares acquired by them in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation (a) that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering, or July 22, 2021, (the “Combination Period”) or (b) which adversely affects the rights of holders of the Class A common stock, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly and as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the

Trust Account and not previously released to the Company for working capital purposes (up to $1,000,000) or to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly and as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination during the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, including vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected through December 31, 2020.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the annual report on Form 10-K filed by the Company with the SEC on March 30, 2020.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity / Going Concern

As of September 30, 2020, the Company had $514,982 in its operating bank account, working capital deficit of $3,921,932 and $5,275,531 of interest income available in the Trust Account to pay for the Company’s tax obligations, if any, and which may be withdrawn for working capital purposes (up to $1,000,000).

Subsequent to the consummation of the Initial Public Offering and Private Placement, the Company’s liquidity needs have been satisfied from the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of September 30, 2020, there were no amounts outstanding under any Working Capital Loan.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity and mandatory liquidation raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 22, 2021.

Proposed Business Combination

On September 7, 2020, the Company entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company,

CP II Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Advantage Solutions Inc., a Delaware corporation (the “Advantage”) and Karman Topco L.P., a Delaware limited partnership (“TopCo”).

Pursuant to the Merger Agreement, at the closing of the transactions contemplated thereby, Merger Sub will merge with and into Advantage, with Advantage as the surviving company in the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of the Company (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”).

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, the consideration to be received by TopCo in connection with the Transactions contemplated under the Merger Agreement shall be an aggregate number of 203,750,000 shares of Class A Common Stock of the Company (the “Class A Common Stock”) plus 5,000,000 shares of Class A Common Stock subject to certain vesting and forfeiture conditions as set forth in the Merger Agreement.

Sponsor Agreement

Concurrent with the execution of the Merger Agreement, Conyers Park II Sponsor LLC, a Delaware limited liability company (“CP II Sponsor”), the Company, Advantage and certain shareholders of Class B common stock of the Company (the “CP II Class B Holders”) entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which the CP II Class B Holders and CP II Sponsor have, among other matters, (a) agreed to vote in favor of the Merger Agreement and the Transactions and (b) agreed to waive any adjustment to the conversion ratio set forth in the Company’s Certificate of Incorporation and Bylaws, as amended and in effect on the date hereof, with respect to the Class B Common Stock of the Company in connection with the Private Placement (defined below).

Stockholders Agreement

Concurrent with the execution of the Merger Agreement, CP II entered into a Stockholders Agreement (the “Stockholders Agreement”) with CP II Sponsor, TopCo, CVC ASM Holdco, L.P., a Delaware limited partnership (the “CVC Stockholder”), the entities identified therein under the heading “LGP Stockholders” (collectively, the “LGP Stockholder”) and BC Eagle Holdings, L.P., a Cayman Islands exempted limited partnership (the “Bain Stockholder”), and the other parties named therein. Pursuant to the Stockholders Agreement, the CVC Stockholder has the right to nominate two directors to the Company’s board of directors (the “Board”), the LGP Stockholder has the right to nominate two directors, the Bain Stockholder has the right to nominate one director and CP II Sponsor has the right to nominate three directors. Four additional directors will be independent directors. Other than for CP II Sponsor, the nomination rights of the parties to the Stockholders Agreement are based on the shares of Class A Common Stock held by such parties (as compared to their stockholdings as of immediately subsequent to the consummation of the Merger), and such nomination rights are reduced or eliminated (as further described in the Stockholders Agreement) as such parties reduce their holdings of Class A Common Stock. CP II Sponsor’s nomination rights will expire five (5) years from the closing of the Merger. In addition, the Stockholders Agreement provides that TopCo will have certain consent rights with respect to actions of the Company or its subsidiaries following the closing so long as TopCo continues to hold 50% of the Class A Common Stock it held as of immediately subsequent to the consummation of the Merger. These consent rights including, among others, consent to (i) changes to the size of the board of directors of the Company, (ii) certain amendments to the Company’s organizational documents, (iii) acquisitions, dispositions or borrowings in excess of agreed upon thresholds, (iv) the termination or replacement of the Company’s chief executive officer, (v) the declaration or payment of dividends and (vi) redemptions of Class A Common Stock.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Karman Topco L.P., Karman II Coinvest LP, Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Associates VI-A LLC, LGP Associates VI-B LLC, CVC ASM Holdco, LP, JCP ASM Holdco, L.P., Karman Coinvest L.P., Centerview Capital, L.P., Centerview Employees, L.P., BC Eagle Holdings, L.P. and Yonghui Investment Limited, CP II Sponsor and the other holders of Common Series B Units, Vested Common Series C Units and Vested Common Series C-2 Units of Holdings listed on the schedule thereto as Contributing Investors. Pursuant to the Registration Rights Agreement, within 180 days of the closing, the Company shall file and cause to be effective a shelf registration right with respect to the registrable shares thereunder, and certain parties will be entitled to certain registration rights, including, among other things, customary demand and piggy-back rights, subject to customary cut-back provisions. Pursuant to the Registration Rights Agreement, the holders other than CP II Sponsor have agreed not to sell, transfer, pledge or otherwise dispose of shares of Class A Common Stock they receive in connection with the Transactions or otherwise beneficially own as of the closing for 180 days following the closing, and subject to certain exceptions, CP II Sponsor has agreed not to transfer its shares of Class A Common Stock for a period of one (1) year following the closing.

Private Placement

Concurrently with the execution of the Merger Agreement, the Company entered into Subscription Agreements (the “Investor Subscription Agreements”) with certain investors (collectively, the “Investor Private Placement Investors”) pursuant to which, among other things, such investors agreed to subscribe for and purchase and the Company agreed to issue and sell to such investors, 50,000,000 shares of Class A Common Stock (the “Private Placement Shares”), for an aggregate of $500,000,000 (the “Investor Private Placement”) in proceeds.

The Company has also entered into Subscription Agreements (the “Sponsor Subscription Agreements”) with certain current equityholders of TopCo (collectively, the “Sponsor Private Placement Investors” and together with the Investor Private Placement Investors, the “Private Placement Investors”). Pursuant to the Sponsor Subscription Agreements, the Sponsor Private Placement Investors have agreed to subscribe for and purchase 20,000,000 shares of Class A Common Stock for an aggregate of $200,000,000 in proceeds, which such subscription may be increased under certain circumstances, including to cover redemptions by existing stockholders of the Company (the “Sponsor Private Placement” and together with the Investor Private Placement, the “Private Placement”).

The closing of the Private Placement is contingent upon, among other things, the substantially concurrent consummation of the Merger and Transactions. In connection with the Private Placement, the Company will grant the Private Placement Investors certain customary registration rights. The Private Placement Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder without any form of general solicitation or general advertising.

Debt

In connection with the Merger Agreement, Advantage Sales & Marketing Inc. (“ASM”), a wholly-owned subsidiary of Advantage, entered into a Debt Commitment Letter (the “Debt Commitment Letter”), dated as of September 7, 2020, with BofA Securities, Inc., Bank of America, N.A., Morgan Stanley Senior Funding, Inc., Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (together with such other lenders that become party thereto, the “Debt Commitment Parties”). Pursuant to and subject to the terms of the Debt Commitment Letter, the Debt Commitment Parties have committed to arrange and underwrite senior secured credit facilities in an aggregate amount of up to $2.5 billion, consisting of (i) a senior secured term loan facility in an aggregate principal amount of $2,100 million, and (ii) a senior secured, asset-based revolving credit facility in an aggregate principal amount of $400 million (only a portion of which, if any, is expected to be drawn or used at the closing of the Merger). The Debt Financing will be used to, among other things, (i) repay in full and terminate existing indebtedness of Advantage and its subsidiaries and (ii) pay fees, commissions and expenses in connection with the foregoing. The Debt Commitment Letter terminates automatically on the earliest to occur of (i) 10 business days after the termination date in the Merger Agreement, (ii) the date on which ASM notifies the Debt Commitment Parties that the Merger Agreement has terminated in accordance with its terms and (iii) the date of consummation of the Merger with or without the funding or effectiveness of the senior secured credit facilities.

The availability of the Debt Financing is subject to conditions precedent, customary for financings of transactions comparable to the Merger. Pursuant to the Merger Agreement, the Company and Advantage have agreed to use their respective reasonable best efforts to satisfy all such conditions precedent to the initial availability of the Debt Financing and, solely with respect to ASM, to enforce its rights under the Debt Commitment Letter. Advantage has also agreed not to permit or consent to any amendment, supplement or modification of the Debt Commitment Letter without the consent of the Company and ASM.

Note 2 — Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $514,982 and $951,060 in cash and cash equivalents as of September 30, 2020 and December 31, 2019, respectively.

Marketable Securities Held in Trust Account

The Company’s portfolio of marketable securities is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities (net), dividends and interest, held in the Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of marketable securities held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The carrying values of cash, accounts payable, accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of marketable securities held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets.

Use of Estimates

The preparation of the unaudited condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting periods. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future conforming events. Accordingly, the actual results could differ from those estimates.

Offering Costs Associated with the Initial Public Offering

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering and were charged to stockholders’ equity upon the completion of the Initial Public Offering on July 22, 2019.

Class A Common Stock Subject to Possible Redemption

Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable shares of Class A common stock (including shares of Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at September 30, 2020 and December 31, 2019, 42,907,031 and 43,313,166 shares of Class A common stock are subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets, respectively.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 18,583,333 shares of the Company’s Class A common stock in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s unaudited condensed statements of operations include a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net loss per share, basic and diluted for Class A common stock are calculated by dividing the interest income earned on investments and marketable securities held in the Trust Account of $34,433, net of applicable taxes of $31,164 and working capital of $398,383 (up to $1,000,000) available to be withdrawn from the Trust Account, resulting in a total of $395,114 for the three months ended September 30, 2020 by the weighted average number of shares of Class A common stock outstanding for the period. Net income per share, basic and diluted for Class A common stock are calculated by dividing the interest income earned on investments and marketable securities held in the Trust Account of $1,705,394, net of applicable taxes of $476,633 and working capital of $720,420 (up to $1,000,000) available to be withdrawn from the Trust Account, resulting in a total of $508,341 for the nine months ended September 30, 2020 by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share, basic and diluted for Class A common stock are calculated by dividing the interest income earned on investments and marketable securities held in the Trust Account of $1,697,230, net of applicable taxes of $395,918 and working capital of $138,090 (up to $1,000,000) available to be withdrawn from the Trust Account, resulting in a total of $1,163,222 for the three months ended September 30, 2019 by the weighted average number of shares of Class A common stock outstanding for the period. Net income per share, basic and diluted for Class A common stock are calculated by dividing the interest income earned on investments and marketable securities held in the Trust Account of $1,697,230, net of applicable taxes of $395,918 and working capital of $140,090 (up to $1,000,000) available to be withdrawn from the Trust Account, resulting in a total of $1,161,222 for the period from May 2, 2019 (inception) through September 30, 2019 by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share, basic and diluted for Class B common stock is calculated by dividing the net income, less income attributable to Class A common stock by the weighted average number of shares of Class B common stock outstanding for the periods.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2020 and December 31, 2019, the Company had a deferred tax asset of approximately $1,170,000 and $59,000, respectively, which had a full valuation allowance recorded against it of approximately $1,170,000 and $59,000, respectively.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2020 and December 31, 2019. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company’s current taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three and nine months ended September 30, 2020, the Company recorded income tax (benefit) / expense of approximately ($3,269) and $326,633, respectively. The Company’s effective tax rate for the three and nine months ended September 30, 2020 differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible. The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed financial statements.

Note 3 — Initial Public Offering

On July 22, 2019, the Company sold 45,000,000 Units, including 5,000,000 Over-Allotment Units, at a price of $10.00 per Unit, generating gross proceeds of $450 million, and incurring offering costs of approximately $25.36 million, inclusive of approximately $15.75 million in deferred underwriting commissions.

Each Unit consists of one share of Class A common stock and one-fourth of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4 — Related Party Transactions

Founder Shares

In May 2019, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 11,500,000 shares of Class B common stock, par value $0.0001, (the “Founder Shares”). In June 2019, the Sponsor transferred 25,000 Founder Shares to each of the Company’s independent directors. The initial stockholders have agreed to forfeit up to 1,500,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriters so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in part on July 22, 2019. On September 3, 2019, the remainder of the underwriters’ over-allotment option expired and the Sponsor forfeited 250,000 Founder Shares. As of September 30, 2020, there were 11,250,000 shares of Class B common stock outstanding.

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the shares of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Private Placement Warrants

Concurrently with the closing of the Initial Public Offering, on July 22, 2019 the Company sold 7,333,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of approximately $11.0 million. Each whole Private Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share. Certain of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering and are held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not consummated within the Combination Period, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. To date, the Company had no borrowings under any Working Capital Loan.

Promissory Note

Prior to the closing of the Initial Public Offering, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. On July 22, 2019, the total balance of $141,636 of the Note was repaid to the Sponsor.

Administrative Support Agreement

Commencing on the effective date of the Initial Public Offering, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of an initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. During the three and nine months ended September 30, 2020, the Company incurred $30,000 and $90,000, respectively, in expenses in connection with such services, as reflected in the accompanying unaudited condensed statement of operations. As of September 30, 2020 and December 31, 2019, the Company had approximately $150,000 and $60,000, respectively, in accounts payable for related party in connection with such services as reflected in the accompanying condensed balance sheets.

Note 5—Commitments and Contingencies

Registration and Stockholder Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights pursuant to a registration and stockholder rights agreement entered into in connection with the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration and stockholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 6,000,000 Over-Allotment Units to cover over-allotments, if any, at the Initial Public Offering price less underwriting discounts and commissions. On July 22, 2019, the underwriters partially exercised their over-allotment option for 5,000,000 Over-Allotment Units.

Based on the partial exercise of the underwriters’ over-allotment option, the underwriters were entitled to underwriting discounts of $0.20 per unit, or $9.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $15.75 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 6 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of September 30, 2020 and December 31, 2019, there were 45,000,000 shares of Class A common stock issued and outstanding, including 42,907,031 and 43,313,166 shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 50,000,000 shares of Class B common stock with a par value of $0.0001 per share. As September 30, 2020 and December 31, 2019, there were 11,250,000 shares of Class B common stock outstanding.

Holders of shares of Class A common stock and holders of shares of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders, except as required by law or stock exchange rule; provided that only holders of shares of Class B common stock have the right to vote on the election of the Company’s directors prior to the initial Business Combination.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination at a ratio such that the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of shares of Class A common stock issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share, and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.

Warrants — Public Warrants may only be exercised for a whole number of shares. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than twenty business days, after the closing of a Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial stockholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Commencing 90 days after the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the “fair market value” of the Class A common stock (the “fair market value” of the Class A common stock shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants);

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and

•

if, and only if, there is an effective registration statement covering the Class A common stock issuable upon exercise of the warrants (or such other security as the warrants may be exercisable for at the time of redemption) and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given, or an exemption from registration is available.

In addition, the Company may redeem the Public Warrants for cash (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7 — Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2020 and December 31, 2019 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
September 30, 2020
Marketable securities held in Trust Account	$453,742,245	$—	$—

Total	$453,742,245	$—	$—

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
December 31, 2019
Marketable securities held in Trust Account	$452,816,525	$—	$—

Total	$452,816,525	$—	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting periods. There were no transfers between levels for the three and nine months ended September 30, 2020.

Level 1 instruments include investments in money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Note 8 — Subsequent Events

Subsequent to September 30, 2020, the Company withdrew $1,000,000 from the interest earned on the funds held in the Trust Account for working capital purposes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of ASI Intermediate Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Advantage Solutions Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive (loss) income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenue from contracts with customers in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 19 to the consolidated financial statements, the Company’s First Lien Term Loan matures in July 2021 and the Company’s available liquidity will not be sufficient to fund such debt obligations. Management’s evaluation of the events and conditions and management’s plans in regards to these matters are also described in Note 19.

/s/ PricewaterhouseCoopers LLP

Irvine, California

April 22, 2020, except with respect to matters affecting the Company’s liquidity discussed in Note 19 and Schedule I—Condensed Parent Only Financial Information of Advantage Solutions Inc., as to which the date is September 9, 2020

We have served as the Company’s auditor since 2003.

ADVANTAGE SOLUTIONS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands except share data)	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$184,224	$141,590
Restricted cash	14,801	2,929
Accounts receivable, net of allowances of $15,107 and $4,996, respectively	684,046	643,805
Prepaid expenses and other current assets	69,420	81,819

Total current assets	952,491	870,143
Property and equipment, net	114,690	108,122
Goodwill	2,116,696	2,106,367
Other intangible assets, net	2,600,596	2,778,356
Investments in unconsolidated affiliates	111,663	106,307
Other assets	116,547	25,636

Total assets	$6,012,683	$5,994,931

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$27,655	$26,348
Accounts payable	179,415	157,473
Accrued compensation and benefits	136,645	116,058
Other accrued expenses	128,835	127,024
Deferred revenues	45,581	41,961

Total current liabilities	518,131	468,864
Long-term debt, net of current portion	3,172,087	3,181,465
Deferred income tax liabilities, net	506,362	571,428
Other long-term liabilities	146,297	103,860

Total liabilities	4,342,877	4,325,617

Commitments and contingencies (Note 17)

Equity attributable to stockholder of Advantage Solutions Inc.
Common stock authorized, 1,000 shares of $0.01 par value; issued and outstanding 125 shares as of December 31, 2019 and 2018	—	—
Additional paid in capital	2,337,491	2,336,287
Accumulated deficit	(745,295)	(724,123)
Loans to Karman Topco L.P.	(6,244)	(6,050)
Accumulated other comprehensive loss	(8,153)	(13,650)

Total equity attributable to stockholder of Advantage Solutions Inc.	1,577,799	1,592,464
Nonredeemable noncontrolling interest	92,007	76,850

Total stockholder’s equity	1,669,806	1,669,314

Total liabilities and stockholder’s equity	$6,012,683	$5,994,931

See notes to consolidated financial statements

ADVANTAGE SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,
(in thousands, except share and per share data)	2019	2018	2017
Revenues	$3,785,063	$3,707,628	$2,416,927
Cost of revenues (exclusive of depreciation and amortization shown separately below)	3,163,443	3,108,651	1,892,694
Selling, general, and administrative expenses	175,373	152,493	135,441
Impairment of goodwill and indefinite-lived assets	—	1,232,000	—
Loss on Take 5	—	79,165	—
Depreciation and amortization	232,573	225,233	179,990

Total expenses	3,571,389	4,797,542	2,208,125

Operating income (loss)	213,674	(1,089,914)	208,802
Interest expense, net	232,077	229,643	179,566

(Loss) income before income taxes	(18,403)	(1,319,557)	29,236
Provision for (benefit from) income taxes	1,353	(168,334)	(358,806)

Net (loss) income	(19,756)	(1,151,223)	388,042
Less: net income attributable to noncontrolling interest	1,416	6,109	1,637

Net (loss) income attributable to stockholder of Advantage Solutions Inc.	(21,172)	(1,157,332)	386,405
Other comprehensive income (loss), net tax:
Foreign currency translation adjustments	5,497	(8,961)	7,793

Total comprehensive (loss) income attributable to stockholder of Advantage Solutions Inc.	$(15,675)	$(1,166,293)	$394,198

Net (loss) income per common share:
Basic	$(169,386)	$(9,258,643)	$3,829,953

Diluted	$(169,386)	$(9,258,643)	$3,829,953

Weighted-average number of common shares:
Basic	125	125	101

Diluted	125	125	101

See notes to consolidated financial statements

ADVANTAGE SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Loans to Parent	Accumulated Other Comprehensive Income (Loss)	Advantage Solutions Inc. Stockholder’s Equity	Nonredeemable noncontrolling Interests	Total Stockholder’s Equity
	Shares	Amount
(in thousands, except share data)
Balance at December 31, 2016	100	—	1,668,003	46,804	(218)	(12,482)	1,702,107	33,738	1,735,845
Comprehensive income
Net income	—	—	—	386,405	—	—	386,405	1,637	388,042
Foreign currency translation adjustments	—	—	—	—	—	7,793	7,793	6,622	14,415

Total comprehensive income (loss)							394,198	8,259	402,457

Issuance of equity in relation to the acquisition of Daymon	25	—	671,101	—	—	—	671,101	—	671,101
Increase in noncontrolling interest	—	—	—	—	—	—	—	31,737	31,737
Redemption option of noncontrolling interest	—	—	662	—	—	—	662	—	662
Loans to Karman Topco L.P.	—	—	—	—	(30)	—	(30)	—	(30)
Equity-based compensation	—	—	5,594	—	—	—	5,594	—	5,594

Balance at December 31, 2017	125	—	2,345,360	433,209	(248)	(4,689)	2,773,632	73,734	2,847,366

Comprehensive loss
Net (loss) income	—	—	—	(1,157,332)	—	—	(1,157,332)	6,109	(1,151,223)
Foreign currency translation adjustments	—	—	—	—	—	(8,961)	(8,961)	(3,384)	(12,345)

Total comprehensive (loss) income							(1,166,293)	2,725	(1,163,568)

Increase in noncontrolling interest	—	—	—	—	—	—	—	588	588
Redemption of noncontrolling interest	—	—	(1,196)	—	—	—	(1,196)	(197)	(1,393)
Loans to Karman Topco L.P.	—	—	—	—	(5,802)	—	(5,802)	—	(5,802)
Equity-based compensation	—	—	(7,877)	—	—	—	(7,877)	—	(7,877)

Balance at December 31, 2018	125	—	2,336,287	(724,123)	(6,050)	(13,650)	1,592,464	76,850	1,669,314

Comprehensive loss
Net (loss) income	—	—	—	(21,172)	—	—	(21,172)	1,416	(19,756)
Foreign currency translation adjustments	—	—	—	—	—	5,497	5,497	1,515	7,012

Total comprehensive (loss) income							(15,675)	2,931	(12,744)

Increase in noncontrolling interest	—	—	—	—	—	—	—	12,749	12,749
Redemption of noncontrolling interest	—	—	(109)	—	—	—	(109)	(523)	(632)
Loans to Karman Topco L.P.	—	—	—	—	(194)	—	(194)	—	(194)
Equity-based compensation	—	—	1,313	—	—	—	1,313	—	1,313

Balance at December 31, 2019	125	$—	$2,337,491	$(745,295)	$(6,244)	$(8,153)	$1,577,799	$92,007	$1,669,806

See notes to consolidated financial statements

ADVANTAGE SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(19,756)	$(1,151,223)	$388,042
Adjustments to reconcile net loss to net cash provided by operating activities
Non-cash interest expense	18,980	19,120	14,934
Impairment of goodwill and long-lived assets	—	1,232,000	—
Loss on Take 5	—	79,165	—
Depreciation and amortization	232,573	225,233	179,990
Fair value adjustments related to contingent consideration liabilities	6,064	(45,662)	20,656
Deferred income taxes	(68,063)	(213,615)	(427,098)
Equity-based compensation	1,313	(7,877)	5,594
Equity in earnings of unconsolidated affiliates	(4,850)	(4,784)	(3,262)
Distribution received from unconsolidated affiliates	707	2,058	2,460
Loss on divestiture	1,033	—	—
Changes in operating assets and liabilities, net effects from purchases of businesses and divestitures:
Accounts receivable	(33,290)	73,693	(63,017)
Prepaid expense and other assets	19,114	(2,101)	634
Accounts payable	21,635	(14,364)	(5,718)
Accrued compensation and benefits	19,417	(2,930)	(26,054)
Deferred revenues	2,207	12,688	(7,515)
Other accrued expenses and other liabilities	(45,741)	(75,053)	(9,454)

Net cash provided by operating activities	151,343	126,348	70,192

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of businesses, net of cash acquired ($1.0 million, $1.7 million, and $90.5 million)	(10,582)	(186,014)	(59,850)
Purchase of investment in unconsolidated affiliates	(1,881)	(269)	(7,285)
Purchase of property and equipment	(52,419)	(47,162)	(34,935)
Proceeds from divestiture	1,750	2,000	—
Return on investments from unconsolidated affiliates	1,324	—	2,060

Net cash used in investing activities	(61,808)	(231,445)	(100,010)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under lines of credit	20,070	30,000	90,000
Payments on lines of credit	(19,697)	(30,000)	(110,000)
Proceeds from issuance of long-term debt	—	350,368	225,619
Principal payments on long-term debt	(25,810)	(27,070)	(24,379)
Settlement of Daymon Credit Agreement	—	(205,128)	—
Contingent consideration payments	(21,172)	(26,811)	(35,113)
Financing fees paid	—	(17,071)	(9,708)
Holdback payments	(1,224)	(845)	—
Contribution from noncontrolling interest	10,257	—	31,185
Redemption of noncontrolling interest	(632)	(3,303)	—

Net cash (used in) provided by financing activities	(38,208)	70,140	167,604

Net effect of foreign currency fluctuations on cash	3,179	(9,146)	2,762
Net change in cash, cash equivalents and restricted cash	54,506	(44,103)	140,548

Cash, cash equivalents and restricted cash, beginning of period	144,519	188,622	48,074

Cash, cash equivalents and restricted cash, end of period	$199,025	$144,519	$188,622

SUPPLEMENTAL CASH FLOW INFORMATION
Cash payments for interest	210,209	228,230	153,329
Cash payments for income taxes	59,465	70,248	61,068
Non-cash issuance of equity	—	—	671,101
Non-cash proceeds from divestitures	—	6,750	—
Purchase of property and equipment recorded in accounts payable and other accrued expenses	250	2,690	137

See notes to consolidated financial statements

ADVANTAGE SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Advantage Solutions Inc. (the “Company” or “Advantage”) is a corporation formed under the laws of the State of Delaware, which was incorporated on June 13, 2014.

On July 25, 2014, the Company acquired Advantage Sales & Marketing Inc. (the “2014 Topco Acquisition”) from AGS Topco Holdings, L.P. and its private equity sponsor, Apax Partners. As a result of the 2014 Topco Acquisition, Advantage Sales & Marketing Inc. became a wholly owned indirect subsidiary of the Company, of which Karman Topco L.P. (“Topco”) is the parent, initially holding 100 shares of the Company’s common stock.

On December 18, 2017, in connection with the completion of the Daymon Eagle Holdings, LLC acquisition (as described in Note 2), including the issuance of new units of Topco to an equity fund advised by Bain Capital and to Yonghui Investment Limited, the Company issued 25 additional shares of its common stock to Topco. The units of Topco are held by certain entities that are or are controlled by equity funds affiliated with or advised by CVC Capital Partners, Leonard Green & Partners, Juggernaut Capital Partners, Centerview Capital Management, LLC, Bain Capital or Yonghui Investment Limited, as well as by current and former members of the Company’s management.

The Company is headquartered in Irvine, California and is a leading business solutions provider to consumer goods manufacturers and retailers. The Company’s customizable suite of technology-enabled sales and marketing solutions is designed to help manufacturers and retailers across a broad range of channels drive consumer demand, increase sales, and achieve operating efficiencies.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The financial information set forth herein reflects: (a) the consolidated statements of comprehensive (loss) income, stockholder’s equity, and cash flows for the years ended December 31, 2019, 2018, and 2017 and (b) the consolidated balance sheets as of December 31, 2019 and 2018. The consolidated financial statements for the years ended December 31, 2019, 2018, and 2017 reflect Topco’s basis in the assets and liabilities of the Company, as a result of the 2014 Topco Acquisition. The Company’s share in the earnings or losses for its joint ventures is reflected in “Investments in unconsolidated affiliates” and “Cost of revenues” in the Consolidated Balance Sheets and Consolidated Statements of Comprehensive (Loss) Income, respectively. All intercompany balances and transactions have been eliminated upon consolidation.

Take 5 Matter

On April 1, 2018, the Company acquired certain assets and assumed liabilities of Take 5 Media Group (“Take 5”) for total consideration of $81.6 million, including the fair value of contingent consideration of $4.6 million and holdback liabilities of $0.8 million. In June 2019, as a result of a review of internal allegations related to inconsistency of data provided by Take 5 to its clients, the Company commenced an investigation into Take 5’s operations. In July 2019, as a result of the Company’s investigation, the Company determined that revenue during the fiscal year ended December 31, 2018 attributable to the Take 5 business had been recognized for services that were not performed on behalf of clients of Take 5 and that inaccurate reports were made to Take 5 clients about those services (referred to as the “Take 5 Matter”). As a result of these findings, in July 2019, the Company terminated all operations of Take 5, including the use of its associated trade names and the offering of its services to its clients and offered refunds to Take 5 clients of collected revenues attributable to Take 5 since the Company’s acquisition of Take 5. The Company also determined that the amounts assigned to the assets of

Take 5 acquired on the acquisition date had been improperly established based on inaccurate assumptions as to the fair value of the assets acquired and recorded a loss on Take 5 charge of $ 79.2 million in the Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2018.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. The most significant estimates include revenues and related reserves, workers’ compensation and employee medical claim reserves, amortization periods for tangible and intangible assets, fair value of contingent consideration, derivative instruments and fair value considerations in applying purchase accounting and assessing goodwill and other asset impairments.

Foreign Currency

The Company’s reporting currency is U.S. dollars as that is the currency of the primary economic environment in which the Company operates. The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each period. Revenues and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are included in “Accumulated other comprehensive (loss) income” in the Consolidated Statements of Stockholder’s Equity. Transactions in foreign currencies other than the entities’ functional currency are converted using the rate of exchange at the date of transaction. The gains or losses arising from the revaluation of foreign currency transactions to functional currency are included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income. Unrealized foreign currency exchange gains and losses on certain intercompany transactions that are of a long-term investment nature (i.e., settlement is not planned or anticipated in the foreseeable future) are also recorded in accumulated other comprehensive (loss) income in stockholder’s equity. The Company reports gains and losses from foreign exchange rate changes related to intercompany receivables and payables that are of a long-term investment nature, in “Other comprehensive (loss) income” in the Consolidated Statements of Comprehensive (Loss) Income. These items represented net losses of $2.9 million and $4.4 million during the fiscal years ended December 31, 2019 and 2018, respectively, and a net gain of $0.3 million during the fiscal year ended December 31, 2017.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less. The Company’s investments consist primarily of institutional money market funds and U.S. Treasury securities. The Company’s investments are carried at cost, which approximates fair value. The Company has restricted cash related to funds received from clients that will be disbursed at the direction of those clients. Corresponding liabilities have been recorded in “Other accrued expenses” in the Consolidated Balance Sheets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company’s Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Company’s Consolidated Statements of Cash Flows:

	December 31,
	2019	2018	2017
(in thousands)
Cash and cash equivalents	$184,224	$141,590	$186,706
Restricted cash	14,801	2,929	1,916

Total cash, cash equivalents and restricted cash	$199,025	$144,519	$188,622

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due from clients for services provided in normal business activities and are recorded at invoiced amounts. The Company maintains allowances for doubtful accounts against certain billed receivables based upon the latest information regarding whether invoices are ultimately collectible. Assessing the collectability of client receivables requires management judgment. The Company determines its allowance for doubtful accounts by specifically analyzing individual accounts receivable, historical bad debts, client credit-worthiness, current economic conditions, and accounts receivable aging trends. Valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectability of accounts receivable becomes available. Upon determination that a receivable is uncollectible, the receivable balance and any associated reserve is written off.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable and cash balances at various financial institutions. The Company maintains cash balances in accounts at various financial institutions. At times such cash balances may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Derivatives

The Company uses derivative financial instruments to hedge interest rate and foreign exchange risk. Derivative instruments, used to hedge interest rates, consist of interest rate swaps and interest rate caps. Interest rate swap contracts involve the exchange of floating rate interest payment obligations for fixed interest rate payments without the exchange of the underlying principal amounts. Interest rate cap contracts limit the floating interest rate exposure to the indicative rate in the agreement. Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair values of derivatives are measured using observable market prices or, where market prices are not available, by using discounted expected future cash flows at prevailing interest and exchange rates. The Company does not designate these derivatives as hedges for accounting purposes, and as a result, all changes in the fair value of derivatives, used to hedge interest rates and foreign exchange risk, are recorded in “Interest expense” and in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income, respectively. These arrangements contain an element of risk in that the counterparties may be unable to meet the terms of such arrangements. In the event the counterparties are unable to fulfill their related obligations, the Company could potentially incur significant additional costs by replacing the positions at then current market rates. The Company manages its risk of exposure by limiting counterparties to those banks and institutions deemed appropriate by management.

Property and Equipment

Property and equipment are stated at cost, and the balances are presented net of accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets. The following table provides the range of estimated useful lives used for each asset type:

Leasehold improvements	3 — 10 years
Furniture and fixtures	3 — 7 years
Computer hardware and other equipment	3 — 5 years
Software	3 — 5 years

The Company capitalizes certain direct costs associated with the development and purchase of internal-use software within property and equipment. Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the software, generally not exceeding five years.

Leasehold improvements are amortized on a straight-line basis over the shorter of their respective lease terms or their respective estimated useful lives. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the Consolidated Balance Sheets and the resulting gain or loss is reflected in the “Cost of revenues” and “Selling, general, administrative expenses” within the Consolidated Statements of Comprehensive (Loss) Income, depending on the nature of the assets. Expenditures for maintenance and repairs are expensed as incurred, whereas expenditures for improvements and replacements are capitalized.

Equity Method Investments

Investments in companies in which the Company exercises significant influence over the operating and financial policies of the investee and are not required to be consolidated are accounted for using the equity method. The Company’s proportionate share of the net income or loss of equity method investments is included in results of operations and any dividends received reduce the carrying value of the investment. The excess of the cost of the Company’s investment over its proportionate share of the fair value of the net assets of the investee at the acquisition date is recognized as goodwill and included in the carrying amount of the investment. Goodwill in the equity method investments is not amortized. Gains and losses from changes in the Company’s ownership interests are recorded in results of operations until control is achieved. In instances in which a change in the Company’s ownership interest results in obtaining control, the existing carrying value of the investment is remeasured to the acquisition date fair value and any gain or loss is recognized in the Consolidated Statements of Comprehensive (Loss) Income.

Business Combinations

The Company accounts for business combinations using the acquisition method. Under this method, the purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. Factors giving rise to goodwill generally include assembled workforce, geographic presence, expertise, and synergies that are anticipated as a result of the business combination, including enhanced product and service offerings. The Company determines the estimated fair values after review and consideration of relevant information, including discounted cash flows, quoted market prices and estimates made by management. The Company adjusts the preliminary purchase price allocation, as necessary, during the measurement period of up to one year after the acquisition closing date as the Company obtains more information as to facts and circumstances existing at the acquisition date impacting asset valuations and liabilities assumed. Goodwill acquired in business combinations is assigned to the reporting unit expected to benefit from the combination as of the acquisition date. Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.

Goodwill and Indefinite Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired in an acquisition. The Company tests for impairment of goodwill at the reporting unit level. The Company generally combines reporting units, which are a component of an operating segment when they have similar economic characteristics, nature of services, types of client, distribution methods and regulatory environment. The Company has two reporting units, sales and marketing, which are also the Company’s operating segments.

The Company tests its goodwill for impairment during the fourth quarter of a given fiscal year and whenever events or changes in circumstances indicate that the carrying value of a reporting unit may exceed its fair value. The Company has the option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before performing a quantitative impairment test. If it concludes it is not more likely than not that the fair value of a reporting unit, as determined applying the quantitative impairment test described below, is less than the carrying amount, then there is no need to perform the quantitative impairment test. If the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit’s carrying value over the fair value is recognized as an impairment loss; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit.

The Company’s annual goodwill impairment assessment for the year ended December 31, 2019 was performed as of October 1, 2019. The Company utilizes a combination of income and market approaches to estimate the fair value of its reporting units. The income approach utilizes estimates of discounted cash flows of the reporting units, which requires assumptions for, among other things, the reporting units’ expected long-term revenue trends, as well as estimates of profitability, changes in working capital and long-term discount rates, all of which require significant judgment. The income approach also requires the use of appropriate discount rates that take into account the current risks in the capital markets. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy (described in “Fair Value Measurements,” below). The market approach applies comparative market multiples derived from the historical earnings data of selected guideline publicly-traded companies to the Company’s reporting units’ businesses to yield a second assumed value of each reporting unit. The guideline companies are first screened by industry group and then further narrowed based on the reporting units’ business descriptions, markets served, competitors, profitability, and revenue size. The Company based its fair value estimates on assumptions it believes to be reasonable but which are unpredictable and inherently uncertain. A change in these underlying assumptions would cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts and result in an impairment of goodwill in the future. Additionally, if actual results are not consistent with the estimates and assumptions or if there are significant changes to the Company’s planned strategy, it may cause fair value to be less than the carrying amounts and result in an impairment of goodwill in the future.

The Company compares a weighted average of the output from the income and market approaches to the carrying value of each reporting unit. The Company also compares the aggregate estimated fair value of its reporting units to the estimated value of its total invested capital on a marketable basis.

Based on the results of the Company’s quantitative impairment test performed for its reporting units, the Company determined that its goodwill is not impaired for the year ended December 31, 2019. The fair value of the sales reporting unit exceeded its carrying value by 3.5%. The fair value of the marketing reporting unit significantly exceeded its carrying value, which the Company defines as greater than 20%.

During the year ended December 31, 2018, based on the results of the Company’s quantitative impairment test performed for the sales reporting unit, the Company recognized a $652.0 million non-cash goodwill impairment charge. While there was no single determinative event or factor, the consideration of the weight of evidence of several factors that developed during the fourth quarter of 2018 led the Company to conclude that it was more likely than not that the fair value of the sales reporting unit was below its carrying value. These factors included: (i) the decrease of revenues and profitability due to a large retailer revising its in-store retail merchandising program to restrict manufacturers’ ability to select any third-party outsource provider to perform unrestricted and unmonitored retail merchandising, (ii) the unrelated decrease of revenues and profitability related to reduced services from several clients in the grocery channel and foodservice channel, (iii) the combination of the Company’s completed third quarter and preliminary fourth quarter results being below management’s expectations, and (iv) the development and approval of the Company’s 2019 annual operating plan in the fourth quarter of 2018, which provided additional insights into expectations such as lower long-term revenue growth and profitability expectations. Based on these factors, the Company recorded the non-cash goodwill impairment charge in the fourth quarter of 2018, which has been reflected in the Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2018. As the sales reporting unit was written down to its respective fair value, there was zero excess fair value over its carrying amount as of December 31, 2018.

Based on the results of the quantitative impairment test performed for the marketing reporting unit for 2018, the Company determined that the Company’s goodwill was not impaired for the marketing reporting unit for the year ended December 31, 2018. The fair value of the marketing reporting unit significantly exceeded its carrying value.

Based on the results of the Company’s quantitative impairment test performed for its reporting units in 2017, the Company determined that its goodwill was not impaired for the year ended December 31, 2017. Accordingly, no impairment related to the Company’s goodwill was recorded for the year ended December 31, 2017.

The Company’s indefinite-lived intangible assets are its sales and marketing trade names. Intangible assets with indefinite useful lives are not amortized but tested annually, during the fourth quarter, for impairment or more often if events occur or circumstances change that would create a triggering event. The Company has the option to perform a qualitative assessment of whether it is more likely than not that the indefinite-lived intangible asset’s fair value is less than its carrying value before performing a quantitative impairment test. The Company tests its indefinite-lived intangible assets for impairment using a relief from royalty method by comparing the estimated fair values of the indefinite-lived intangible assets with the carrying values. The estimates used in the determination of fair value are subjective in nature and involve the use of significant assumptions. These estimates and assumptions include revenue growth rates, weighted average cost of capital and royalty rates. The assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. The Company based its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from the estimates.

The Company’s annual impairment assessment of its indefinite-lived intangible assets was performed as of October 1, 2019, whereby the Company concluded that its indefinite-lived intangible assets were not impaired for the year ended December 31, 2019.

During the year ended December 31, 2018, the Company concluded the carrying value of the indefinite-lived trade name in the sales reporting unit exceeded its estimated fair value. While there was no single determinative event or factor, the factors that led to the impairment were the same circumstances outlined in the goodwill impairment discussion above. As a result, the Company recognized a non-cash intangible asset impairment charge of $580.0 million during the year ended December 31, 2018, which was reflected in its Consolidated Statements of Comprehensive (Loss) Income. Based on the quantitative test performed for the indefinite-lived marketing trade name, the Company determined that the indefinite-lived trade name in the marketing reporting unit was not impaired for the year ended December 31, 2018.

Based on the results of the Company’s assessment of its indefinite-lived intangible assets in 2017, the Company concluded that its indefinite-lived intangible assets were not impaired for the year ended December 31,

2017. Accordingly, no impairment related to the Company’s intangible assets was recorded for the year ended December 31, 2017.

Long-Lived Assets

Long-lived assets to be held and used, including finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk. No impairment related to the Company’s long-lived assets was recorded during the years ended December 31, 2019, 2018, and 2017.

As the Company assesses impairment of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, the Company has determined that the asset group for impairment testing is comprised of the assets and liabilities of each component within the Company’s operating segments. The Company has identified client relationships as the primary asset because it is the principal asset from which the components derive their cash flow generating capacity and has the longest remaining useful life.

Contingent Consideration

Certain of the Company’s acquisition and sale agreements include contingent consideration arrangements, which are generally based on the achievement of future financial performance. If it is determined the contingent consideration arrangements are not compensatory, the fair values of these contingent consideration arrangements are included as part of the purchase price of the acquisitions or divestitures on their respective transaction dates. For each transaction, the Company estimates the fair value of contingent consideration payments as part of the initial purchase price and records the estimated fair value of contingent consideration related to proceeds from divestitures as an asset in “Other Assets” or related to purchases of businesses as a liability in “Other accrued expenses” or “Other long-term liabilities” in the Consolidated Balance Sheets.

The Company reviews and assesses the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates. Changes in the estimated fair value of contingent consideration liabilities related to the time component of the present value calculation are reported in “Interest expense” in the Consolidated Statements of Comprehensive (Loss) Income. Adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

The portion of the cash settlement up to the acquisition date fair value of the contingent consideration are classified as “Contingent consideration payments” in cash flows from financing activities, and amounts paid in excess of the acquisition date fair value are classified as “Other accrued expenses and other liabilities” in cash flows from operating activities in the Consolidated Statements of Cash Flows.

Leases

In the first quarter of 2019, the Company adopted ASC 842, Leases, using the modified retrospective transition method. Results for 2019 are presented under ASC 842, while prior period consolidated financial statements have not been adjusted and continue to be presented under the accounting standards in effect for those periods.

The Company has obligations under various real estate leases, equipment leases, and software license agreements. The Company assesses whether these arrangements are or contain leases at lease inception. Classification of the leases between financing and operating leases is determined by assessing whether the lease transfers ownership of the asset to the Company, the lease grants an option for the Company to purchase the underlying asset, the lease term is for the majority of the remaining asset’s economic life, or if the minimum lease payments equals or substantially exceed all of the leased asset’s fair market value. As of December 31, 2019, the Company did not have any finance leases. See Note 8, Leases, for further information regarding the Company’s operating leases.

Self-Insurance Liability

The Company maintains a high deductible program for workers’ compensation claims. Losses and liabilities relating to workers’ compensation claims are fully insured beyond the Company’s deductible limits. The Company’s estimated liabilities are not discounted and are based on information provided by third party administrators, combined with management’s judgment regarding a number of assumptions and factors, including the frequency and severity of claims, claims development history, case jurisdiction, applicable legislation and claims settlement practices.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services are transferred to the client in an amount that reflects the consideration that the Company expects to be entitled to in exchange for such goods or services. Substantially all of the Company’s contracts with clients involve the transfer of a service to the client, which represents the performance obligation that is satisfied over time because the client simultaneously receives and consumes the benefits of the services provided. In most cases, the contracts include a performance obligation that is comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). For these contracts, the Company allocates a ratable portion of the consideration based on the services provided in each period of service to such period.

Revenues related to the sales segment are primarily recognized in the form of commissions, fee-for-service, or on a cost-plus basis for providing headquarter relationship management, analytics, insights and intelligence services, administrative services, retail services, retailer client relationships and in-store media programs, and digital technology solutions (which include the Company’s business intelligence solutions, e-commerce services, and content services).

Marketing segment revenues are primarily recognized in the form of fee-for-service (including retainer fees, fees charged to clients based on hours incurred, project-based fees, or fees for executing in-person consumer engagements or experiences, which engagements or experiences the Company refers to as “events”), commissions, or on a cost-plus basis for providing experiential marketing, shopper and consumer marketing services, private label development and digital, social, and media services.

The Company disaggregates revenues from contracts with clients by reportable segment. Revenues within each segment is further disaggregated between brand-centric services and retail-centric services. Brand-centric services are centered on providing solutions to support consumer goods manufacturers’ sales and marketing strategies. Retail-centric services are centered on providing solutions to retailers. Disaggregated revenues were as follows:

	Year Ended December 31,
(in thousands)	2019	2018	2017
Sales brand-centric services	$1,209,480	$1,177,989	$1,376,368
Sales retailer-centric services	745,225	679,015	212,076

Total sales revenues	1,954,705	1,857,004	1,588,444

Marketing brand-centric services	474,928	424,373	364,036
Marketing retailer-centric services	1,355,430	1,426,251	464,447

Total marketing revenues	1,830,358	1,850,624	828,483

Total revenues	$3,785,063	$3,707,628	$2,416,927

The Company is party to certain client contracts that include variable consideration, whereby the ultimate consideration is contingent on future events such as the client’s sales to retailers, hours worked, event count, costs incurred, and performance incentive bonuses. For commission based service contracts, the consideration received from the client is variable because the Company earns an agreed upon percentage of the client’s sales to retailers, which is agreed upon on a manufacturer-by-manufacturer basis. Revenues are recognized for the commission earned during the applicable reporting period. The Company generally earns commission revenues from headquarter relationship management, analytics, insights and intelligence, e-commerce, administration, private label development and retail services arrangements. As part of these arrangements, the Company provides a variety of services to consumer goods manufacturers in order to improve the manufacturer’s sales at retailers. This includes primarily outsourced sales, business development, category and space management, relationship management, and sales strategy services. In exchange for these services, the Company earns an agreed upon percentage of its client’s sales to retailers, which is agreed upon on a manufacturer-by-manufacturer basis.

For service contracts whereby the client is charged a fee per hour incurred or fee per event completed, revenues are recognized over time as actual hours are incurred or as events are completed, respectively. For service contracts with a cost-plus arrangement, revenues are recognized on a gross basis over time for a given period based on the actual costs incurred plus a fixed mark-up fee that is negotiated on a client-by-client basis.

For certain contracts with clients, the Company is entitled to additional fees upon meeting specific performance goals or thresholds, which are referred to as bonus revenues. Bonus revenues are estimated and are recognized as revenues as the related services are performed for the client.

The variability of the consideration for the services transferred during a reporting period is typically resolved by the end of the reporting period. However, for certain client contracts, the Company is required to estimate the variable consideration for the services that have been transferred to the client during the reporting period. The Company typically estimates the variable consideration based on the expected value method. Estimates are based on historical experience and current facts known during the reporting period. The Company only recognizes revenues related to variable consideration if it is probable that a significant reversal of revenues recognized will not occur when the uncertainty associated with the variable consideration is resolved. When such probable threshold is not satisfied, the Company will constrain some or all of the variable consideration and the constrained variable consideration will not be recognized as revenues. The Company records an adjustment to revenue for differences between estimated revenues and the amounts ultimately invoiced to the client. Adjustments to revenue during the current period related to services transferred during prior periods were not material during the year ended December 31, 2019.

The Company has contracts that include fixed consideration such as a fee per project or a fixed monthly fee. For contracts with a fee per project, revenues are recognized over time using an input method such as hours worked that reasonably depicts the Company’s performance in transferring control of the services to the client. The Company determined that the input method represents a reasonable method to measure the satisfaction of the performance obligation to the client. For contracts with a fixed monthly fee, revenues are recognized using a time-based measure resulting in a straight-line revenue recognition. A time-based measure was determined to represent a reasonable method to measure the satisfaction of the performance obligation to the client because the Company has a stand ready obligation to make itself available to provide services upon the client’s request or the client receives the benefit from the Company’s services evenly over the contract period.

The Company evaluates each client contract individually in accordance with the applicable accounting guidance to determine whether the Company acts as a principal (whereby the Company would present revenues on a gross basis), or as an agent (whereby the Company would present revenues on a net basis). While the Company primarily acts as a principal in its arrangements and reports revenues on a gross basis, the Company will occasionally act as an agent and accordingly presents revenues on a net basis. For example, for certain advertising arrangements, the Company’s clients purchase media content in advance, and the Company does not take on any risk of recovering its cost to acquire the media content. As a result, the Company determined it acts as the agent in these arrangements and records revenues and their related costs on a net basis. However, in cases where media content is not purchased in advance by its clients, the Company records such revenues and its related costs on a gross basis, as it bears the risk of recovering the costs to acquire the revenues related to such media content and it is responsible for fulfillment of the services thereunder.

Substantially all of the Company’s contracts with its clients either have a contract term that is less than one year with options for renewal and/or can be cancelled by either party upon 30 to 120 days’ notice. For the purpose of disclosing the transaction price allocated to remaining unsatisfied performance obligations or partially satisfied performance obligations, the Company elected policies to: (1) exclude contracts with a contract term of one year or less and (2) exclude contracts with variable consideration that is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation when that performance obligation qualifies as a series of remaining performance obligations. After applying these policy elections, the Company determined that it does not have a significant amount of fixed considerations allocated to remaining performance obligations for contracts with a contract term that exceeds one year.

When the Company satisfies its performance obligation and recognizes revenues accordingly, the Company has a present and unconditional right to payment and records the receivable from clients in “Accounts receivable” in the Consolidated Balance Sheet. The Company’s general payment terms are short-term in duration and the Company does not adjust the promised amount of consideration for the effects of a significant financing component.

Contract liabilities represent deferred revenues which are cash payments that are received in advance of the Company’s satisfaction of the applicable obligation(s) and are included in “Deferred revenues” in the Consolidated Balance Sheet. Deferred revenues are recognized as revenues when the related services are performed for the client. Revenues recognized during the year ended December 31, 2019 included $32.1 million of Deferred revenues as of December 31, 2018.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The income tax provision (benefit) is computed on the pre-tax income (loss) of the entities located within each taxing jurisdiction based on current tax law. A valuation allowance for deferred tax assets is recorded to the extent that the ultimate realization of the deferred tax assets is not considered more likely than not. The Company believes its deferred tax assets are more likely than not to be realized based on historical and projected future results, or a valuation allowance is established.

Realization of the Company’s deferred tax assets is principally dependent upon its achievement of future taxable income, the estimation of which requires significant management judgment. These judgments regarding future profitability may change due to many factors, including future market conditions and the Company’s ability to successfully execute its business plans. These changes, if any, may require adjustments to deferred tax asset balances and deferred income tax expense.

Uncertain Tax Positions

The Company accounts for uncertain tax positions when it is more likely than not that the tax position will not be sustained on examination by the taxing authorities, based on the technical merits of the position. As of December 31, 2019 and 2018, the Company’s unrecognized tax benefits were $0.6 million and $0.6 million, respectively. All the unrecognized tax benefits as of December 31, 2019 would be included in the effective tax rate if recognized in future periods.

The Company is unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next twelve months. The Company files tax returns in the United States, various states and foreign jurisdictions. With few exceptions, as of December 31, 2019, the Company is no longer subject to federal, state, or non-U.S. income tax examinations by tax authorities for years prior to 2015.

The Company has elected to classify interest and penalties as components of tax expense. These amounts were immaterial at December 31, 2019, 2018 and 2017.

Equity-based Compensation

Topco has a long-term equity incentive plan that allows for the grant of equity-based profit interests in Topco to certain directors and employees in exchange for services provided to the Company. The Company receives the benefit associated with such services, and, accordingly, the related expense is recorded within the Consolidated Statements of Comprehensive (Loss) Income. These profit interests are subject to certain vesting requirements including time and performance requirements. These awards are subject to forfeiture unless the following performance conditions are met: (i) 75% of the awards will vest when Topco’s private equity sponsors as of the date of the 2014 Topco Acquisition (the “Common Series A Limited Partners”) realize a pre-tax internal rate of return of 8% compounded annually, and (ii) the remaining 25% of the awards vest when the Common Series A Limited Partners realize an internal rate of return of 20%, compounded annually. On December 18, 2017, Topco modified the vesting requirements. In accordance with the performance conditions, generally 75% of the awards will vest subject to Topco’s achievement of specified annual or cumulative targets substantially similar to Adjusted EBITDA. The remaining 25% of the equity awards vest when the equity sponsors of Topco realize an internal rate of return of 20% compounded annually. Once the equity awards vest, forfeiture may still occur as a result of termination of employment of the equity award holders or if an exit event occurs which is not a vesting exit event. Notwithstanding prior vesting, the awards are subject to a requirement that the Company’s equity sponsors receive a specific return on their equity investment, prior to the awards participating in any distribution whether in cash, property or securities of the Partnership. Certain awards vest over the remaining initial four-year terms, subject to the employee’s continued employment.

On March 15, 2018, the limited partnership agreement of Topco (as amended, the “Limited Partnership Agreement”) was amended and restated to remove the performance vesting requirements from 75% Common

Series C Units, which remained subject to vesting over four fiscal years from their respective issuance dates. The remaining 25% of the units vest if and when Topco’s private equity sponsors as of the date of the 2014 Topco Acquisition realize a pre-tax internal rate of return of 20% compounded annually with respect to the Common Series A Units of Topco held by such sponsors. The March 2018 amendment and restatement of the Limited Partnership Agreement also authorized Topco to issue Common Series C-2 Units to employees of the Company, which Common Series C-2 Units are subject to forfeiture upon certain events, including (i) certain terminations of such employee’s employment with the Company or (ii) if the equity funds affiliated with or advised by CVC Capital Partners and Leonard Green & Partners not receiving certain threshold returns on their capital contributions.

The Company measures the cost of non-employee services received in exchange for an award of equity instruments based on the measurement date fair value consistent with the vesting of the awards and measuring the fair value of these units at the end of each measurement period. The cost is recognized over the requisite service period. The Company’s equity-based compensation is based on grant date fair value determined utilizing Backsolve Option Pricing Method (“OPM”) for its Common Series C Units and a combination of the OPM and Monte Carlo valuation model for its Common Series C-2 Units.

Other Comprehensive (Loss) Income

The Company’s comprehensive (loss) income includes net (loss) income as well as foreign currency translation adjustments, net of tax. Unrealized foreign currency exchange gains and losses on certain intercompany transactions that are of a long-term investment nature (i.e., settlement is not planned or anticipated in the foreseeable future) are also recorded in accumulated other comprehensive loss in stockholder’s equity.

Earnings Per Share

Basic net income per share attributable to common stockholder is calculated by dividing net income available to common stockholder by the weighted average number of shares of common stock outstanding for the period. Diluted net income per share attributable to common stockholder is calculated by dividing net income available to common stockholder by the diluted weighted average number of shares of common stock outstanding for the period. There were no potentially dilutive securities outstanding during the years ended December 31, 2019, 2018, and 2017.

Fair Value Measurements

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The valuation techniques used to measure the fair value of all other financial instruments, all of which have counterparties with high credit ratings, were valued based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data.

Variable Interest Entities and Investments

In accordance with the guidance for the consolidation of a variable interest entity (“VIE”), the Company analyzes its variable interests, including loans, leases, guarantees, and equity investments, to determine if the entity in which it has a variable interest is a VIE. The Company’s analysis includes both quantitative and qualitative considerations. The Company bases its quantitative analysis on the forecasted cash flows of the entity, and its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and financial agreements. The Company also uses its quantitative and qualitative analyses to determine if it is the primary beneficiary of the VIE, and if such determination is made, it includes the accounts of the VIE in its consolidated financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the sole source of authoritative U.S. GAAP literature recognized by the FASB and applicable to the Company. The Company has reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. For any new pronouncements announced, management considers whether the new pronouncements could alter previous U.S. GAAP and determine whether any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

Recent Accounting Standards Adopted by the Company

In February 2016, the FASB issued amended authoritative guidance on accounting for leases, ASU 2016-02. The updated guidance requires lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. This guidance applies to all entities and is effective for annual periods beginning after December 15, 2018, which is the Company’s fiscal year 2019, with early adoption permitted. The Company adopted ASU 2016-02 and its related amendments on January 1, 2019 using the modified retrospective transition method. There was no cumulative effect adjustment to the Company’s opening balance of retained earnings from the adoption of ASU 2016-02. The Company elected an initial application date of January 1, 2019 and did not recast comparative periods in transition to the new standard. In addition, the Company elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any existing leases as of the adoption date.

The net impact of the adoption to the line items in the Consolidated Balance Sheet was as follows:

(in thousands)	December 31, 2018	ASU 2016-02	January 1, 2019
	(As Previously Reported)		(As Adjusted)
Assets
Other assets	$25,577	$98,839	$124,416
Liabilities
Other accrued expenses	$127,024	$33,473	$160,497
Other long-term liabilities	$103,860	$65,366	$169,226

The adoption of this updated guidance did not have a material impact on the Company’s Consolidated Statements of Comprehensive Loss or Statements of Cash Flows. See Note 8, Leases, for further information regarding the Company’s operating leases.

Accounting Standards Recently Issued but Not Yet Adopted by the Company

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional expedients and exceptions for U.S. GAAP to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (LIBOR) or another reference rate if certain criteria are met. The amendments in this update are effective for reporting periods that include or are subsequent to March 12, 2020. Once adopted, the amendments in this update must be applied prospectively for all eligible contract modifications for that topic. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This guidance modifies the disclosure requirements on fair value measurements in Topic 820 based on the consideration of costs and benefits to promote the appropriate exercise and discretion by entities when considering fair value measurement disclosures and to clarify that materiality is an appropriate consideration of entities and their auditors when evaluating disclosure requirements. The amendments in this update are effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

All other new accounting pronouncements issued, but not yet effective or adopted have been deemed to be not relevant to the Company and, accordingly, are not expected to have a material impact once adopted.

2. Acquisitions

2019 Acquisitions

The Company acquired four businesses during fiscal year 2019, of which two were marketing agencies in the United States and two were sales agencies in the Europe. The acquisitions were accounted for under the acquisition method of accounting. As such, the purchase consideration for each acquired business was allocated to the acquired tangible and intangible assets and liabilities assumed based upon their respective fair values. Assets acquired and liabilities assumed in the business combination were recorded on the Company’s financial statements as of the acquisition date based upon the estimated fair value at such date. The excess of the purchase consideration over the estimated fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The allocation of the excess purchase price was based upon preliminary estimates and assumptions and is subject to revision when the Company receives the final information, facts and/or circumstances. Accordingly, the measurement period for such purchase price allocations will end when the final information, facts, and circumstances become available, but will not exceed twelve months following the consummation of the acquisition. The results of operations of the businesses acquired by the Company have been included in the Company’s consolidated financial statements since the date of the consummation of the acquisition.

The aggregate purchase price for the acquisitions was $14.0 million, which includes $10.6 million paid in cash, $2.5 million recorded as contingent consideration liabilities, and $0.9 million recorded as holdback amounts. Contingent consideration payments are determined based on future financial performance and payment obligations (as defined in the applicable purchase agreement) and recorded at fair value. The maximum potential payment outcome related to the acquisitions referenced above is $10.7 million. Holdback amounts are used to withhold a portion of the initial purchase price payment until certain post-closing conditions are satisfied and are typically settled within 24 months of the acquisition. The goodwill related to the acquisitions represented the value paid for the assembled workforce, geographic presence, and expertise. Of the resulting goodwill relating to these acquisitions, $0.3 million is deductible for tax purposes.

The preliminary fair values of the identifiable assets and liabilities of the acquisitions completed during the year ended December 31, 2019, at the respective acquisition dates, are as follows:

(in thousands)
Consideration:
Cash	$10,582
Holdbacks	915
Fair value of contingent consideration	2,519

Total consideration	$14,016

Recognized amounts of identifiable assets acquired and liabilities assumed:
Assets
Accounts receivable	$6,853
Other assets	1,390
Identifiable intangible assets	10,400

Total assets	18,643

Liabilities
Accounts payable	2,138
Accrued compensation and benefits	2,478
Deferred revenue	1,258
Long-term debt	1,009
Deferred income tax liabilities	2,334
Noncontrolling interest and other liabilities	2,761

Total liabilities and noncontrolling interest	11,978

Total identifiable net assets	6,665

Goodwill arising from acquisitions	$7,351

(in thousands)	Amount	Weighted Average Useful Life
Client relationships	$7,562	10 years
Trade Names	2,838	5 years

Total identifiable intangible assets	$10,400

The operating results of the businesses acquired during the year ended December 31, 2019 contributed total revenues of $17.3 million to the Company in such period. The Company has determined that the presentation of net income from the date of the respective acquisitions is impracticable due to the integration of the operations upon acquisition.

During the year ended December 31, 2019, the Company incurred $0.4 million in transaction costs related to the acquisitions described above. These costs have been included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

2018 Acquisitions

The Company acquired nine businesses during fiscal year 2018, of which four were sales agencies and five were marketing agencies in the United States. This included the acquisition of Take 5 in April 2018, which is discussed further in Note 1, Organization and Significant Accounting Policies. The acquisitions were accounted for under the acquisition method of accounting. As such, the purchase consideration for each acquired business was allocated to the acquired tangible and intangible assets and liabilities assumed based upon their respective fair values. Assets acquired and liabilities assumed in the business combination were recorded on the Company’s financial statements as of the acquisition date based upon the estimated fair value at such date. The excess of the purchase consideration over the estimated fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. Excluding Take 5, the results of operations of the businesses acquired by the Company have been included in the Company’s consolidated financial statements since the date of the consummation of the acquisition.

The aggregate purchase price for the acquisitions, excluding Take 5, was $129.8 million, which includes $109.8 million paid in cash, $18.7 million recorded as contingent consideration liabilities, and $1.4 million recorded as holdback amounts. A $79.2 million loss on Take 5 was recognized in the Company’s Statement of Comprehensive (Loss) Income for the year ended December 31, 2018, which represents $76.2 million paid in cash for Take 5 and $3.0 million of acquired liabilities remaining. The maximum potential payment outcome related to the acquisitions referenced above is $127.0 million. The goodwill related to the acquisitions represented the value paid for the assembled workforce, geographic presence, and expertise. Of the resulting goodwill relating to these acquisitions, $45.1 million is deductible for tax purposes.

The fair values of the identifiable assets and liabilities of the acquisitions completed during the year ended December 31, 2018, at the respective acquisition dates, are as follows:

(in thousands)
Consideration:
Cash	$109,784
Holdbacks	1,350
Fair value of contingent consideration	18,653

Total consideration	$129,787

Recognized amounts of identifiable assets acquired and liabilities assumed:
Assets
Accounts receivable	$11,098
Other assets	652
Property and equipment	388
Identifiable intangible assets	49,630

Total assets	61,768

Liabilities
Total liabilities	8,148

Total identifiable net assets	53,620

Goodwill arising from acquisitions	$76,167

(in thousands)	Amount	Weighted Average Useful Life
Client relationships	$45,230	10 years
Developed technology	4,400	5 years

Total identifiable intangible assets	$49,630

The operating results of the businesses acquired during the year ended December 31, 2018 contributed total revenues of $29.6 million to the Company in such period. The Company has determined that the presentation of net income from the date of the respective acquisitions is impracticable due to the integration of the operations upon acquisition.

During the year ended December 31, 2018, the Company incurred $2.1 million in transaction costs related to the acquisitions described above. These costs have been included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

2017 Acquisitions

Daymon Acquisition

On December 18, 2017, pursuant to a contribution and exchange agreement, the Company completed the acquisition (the “Daymon Acquisition”) of Daymon Eagle Holdings, LLC (“Daymon”), the indirect parent entity of Daymon Worldwide Inc. The strategic acquisition of Daymon enhanced the Company’s suite of services available to retailers, particularly in the areas of private label development, designing and managing in-store events platforms, retailer-centric merchandising, and other labor-based services such as data collection, product assembly, new-store setups, and remodels.

Pursuant to the contribution and exchange agreement, each of the equity holders of Daymon contributed all of their outstanding equity interests in Daymon to Topco, the direct parent entity of the Company, in exchange for $671.1 million in newly issued equity interests in Topco, comprised of $636.2 million in Common Series A Units and $34.9 million in Common Series B Units. Subsequent to the acquisition, Topco contributed the assets and liabilities of Daymon to the Company. The acquisition was accounted for under the acquisition method of accounting. As such, the purchase consideration was allocated to the acquired tangible and intangible assets and liabilities based upon their respective fair values. The excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The resulting goodwill represents the value paid for Daymon’s assembled workforce, geographic presence, and expertise. Of this goodwill, $87.5 million is deductible for tax purposes. The results of operations of Daymon have been included in the Company’s consolidated financial statements from the date of the acquisition.

To determine the fair value of the purchase price, the Company used the fair value of the Common Series A Units and Common Series B Units of Topco issued as it was determined to be a better indicator than the fair value of the intangible assets acquired. Therefore, total consideration is based on the fair value of Topco’s equity units since it is determined to be more clearly evident and, thus, more reliably measurable.

In order to determine the fair value of the Common Series A Units and Common Series B Units, the Company used the Black-Scholes option pricing model using the following weighted average assumptions:

December 18, 2017
Dividend yield	0.0%
Expected volatility	33.5%
Risk-free interest rate	1.8%
Lack of marketability discount	10.0%
Expected term (years)	2.0

The expected share price volatility is based on the average of the historical volatility of comparable public companies. The risk-free rate is based on U.S. Treasury yields in effect at the time of grant over the expected term. The Company did not use a dividend yield as it has not historically paid distributions.

In connection with their receipt of Topco equity units, the prior equity holders and certain management executives of Daymon became subject to the rights and obligations set forth in the Limited Partnership Agreement and are entitled to distributions consistent with Topco’s distribution policy.

Determination of the Fair Value of Common Series A Units and Common Series B Units

As there was no public market for the Common Series A Units and Common Series B Units of Topco, the Company determined the estimated fair value of the equity interests for purposes of determining the fair value of the newly issued equity interests based on the combined enterprise resource value of Topco of $3.7 billion, as stated in the contribution and exchange agreement. The fair value was determined taking into consideration various objective and subjective factors, including:

•	comparative rights and preferences of the security being granted compared to the rights and preferences of other outstanding equity interests;

•	comparative values of public companies discounted for the risk and limited liquidity provided for in the securities issued;

•	the Company’s historical operating and financial performance;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or sale of the Company; and

•	estimates and analysis provided by management.

The analysis was based on methodologies that first estimated the fair value of Topco as a whole, or its enterprise value. Once the Company determined the expected enterprise value it then adjusted for expected cash and debt balances, allocated value to the various equity holders, adjusted to present value and discounted for lack of marketability.

There are significant judgments and estimates inherent in the determination of the fair value of the Topco equity interests. These judgments and estimates include assumptions regarding future operating performance, the timing of an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If the Company had made different assumptions, Goodwill, Other intangible assets and Amortization expense could have been significantly different. The foregoing valuation methodologies are not the only methodologies available and are not an indicator of the equity value of Topco.

Purchase Price Allocation

The fair value of the identifiable assets and liabilities as of December 31, 2017 were as follows:

December 18, 2017
(in thousands)
Total consideration in the form of issuance of equity	$671,101
Assets
Cash and cash equivalents	79,624
Accounts receivable	187,907
Prepaid and other current assets	26,586
Property and equipment	19,562
Identifiable intangible assets	331,100
Investment in unconsolidated affiliates	7,285
Deferred income tax assets	2,958
Other assets	17,476

Total assets	672,498

Liabilities
Accounts payable	51,086
Accrued compensation and benefits	73,235
Other accrued expenses	56,412
Deferred revenue	857
Long-term debt	207,007
Deferred income tax liabilities	40,867
Other long-term liabilities and noncontrolling interest	32,200

Total liabilities and noncontrolling interest	461,664

Total identifiable net assets	210,834

Goodwill arising from the Daymon Acquisition	$460,267

The identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives. The fair value and estimated useful lives of the intangible assets acquired are as follows:

(in thousands)	Amount	Weighted Average Useful Life
Client relationships	$235,000	10 years
Trade name	90,000	10 years
Covenant not to compete	6,100	5 years

Total identifiable intangible assets	$331,100

Daymon contributed total revenues of $47.9 million and net income of $10.6 million in the year ended December 31, 2017.

During the year ended December 31, 2017, the Company incurred $2.7 million in transaction costs as a result of the Daymon Acquisition. These costs have been included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

Other 2017 Acquisitions

In addition to the Daymon Acquisition, the Company completed 12 business acquisitions during fiscal year 2017. The Company acquired four sales agencies, two sales digital agencies and two marketing agencies in the

United States, as well as four sales agencies in Europe. The acquisitions were accounted for under the acquisition method of accounting. As such, the purchase consideration for each acquired business was allocated to the acquired tangible and intangible assets and liabilities based upon their respective fair values. The excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The results of operations of each acquired business have been included in the Company’s financial statements from the date of each acquisition.

The aggregate purchase price for the acquisitions was $239.3 million, of which $140.9 million was paid in cash, $95.0 million was recorded as contingent consideration liabilities and $3.4 million was recorded as holdback liabilities. The maximum potential payment outcome related to these 12 acquisitions is $206.2 million. The goodwill related to the acquisitions represented the value paid for the assembled workforce, geographic presence, and expertise. Of the resulting goodwill relating to these acquisitions, $23.6 million is deductible for tax purposes.

The fair value of the identifiable assets and liabilities of the acquisitions completed during the year ended December 31, 2017, at the respective acquisition dates, are as follows:

(in thousands)
Consideration:
Cash	$140,881
Holdbacks	3,391
Fair value of contingent consideration	94,985

Total consideration	$239,257

Recognized amounts of identifiable assets acquired and liabilities assumed:
Assets
Accounts receivable	$41,578
Other assets	22,461
Property and equipment	2,993
Identifiable intangible assets	102,366

Total assets	169,398

Liabilities
Total liabilities & noncontrolling interest	58,602

Total identifiable net assets	110,796

Goodwill arising from acquisitions	$128,461

The identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives. The fair value and estimated useful lives of the intangible assets acquired are as follows:

(in thousands)	Amount	Weighted Average Useful Life
Client relationships	$84,566	12 years
Trade names	12,040	5 years
Developed technology	5,760	5 years

Total identifiable intangible assets	$102,366

The operating results of the businesses acquired during 2017, other than the Daymon Acquisition, contributed total revenues of $173.5 million in the year ended December 31, 2017. The Company has determined that the presentation of net income from the date of acquisition is impracticable due to the integration of the operations upon acquisition.

During the year ended December 31, 2017, the Company incurred $2.8 million in transaction costs as a result of the 2017 acquisitions, other than the Daymon Acquisition. These costs have been included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

Supplemental Pro Forma Information (Unaudited)

Supplemental information on an unaudited pro forma basis, as if the acquisitions executed during the periods from January 1, 2020 to April 22, 2020, and the years ended December 31, 2019, 2018, and 2017, had been consummated as of the beginning of the comparative prior period, as follows:

	Year Ended December 31,
	2019	2018	2017
(in thousands, except per share data)
Total revenues	$3,861,106	$3,772,569	$3,825,786
Net income (loss) attributable to stockholder of Advantage Solutions Inc.	$(7,913)	$(1,152,738)	$397,799
Basic earnings per share	$(63,304)	$(9,221,904)	$3,182,392
Diluted earnings per share	$(63,304)	$(9,221,904)	$3,182,392

The unaudited pro forma supplemental information is based on estimates and assumptions which the Company believes are reasonable and reflects the pro forma impact of additional amortization related to the fair value of acquired intangible assets, the pro forma impact of acquisition costs which consisted of legal, advisory and due diligence fees and expenses, and the pro forma tax effect of the pro forma adjustments for the years ended December 31, 2019, 2018, and 2017. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been consummated during the periods for which pro forma information is presented.

3. Goodwill and Intangible Assets

Goodwill

Changes in goodwill for the years ended December 31, 2019 and 2018, are as follows:

	Sales	Marketing	Total
(in thousands)
Balance at December 31, 2017	$2,074,359	$601,888	$2,676,247
Acquisitions	14,788	61,379	76,167
Divestitures	—	(2,012)	(2,012)
Measurement period adjustments	741	11,428	12,169
Foreign exchange translation effects	(4,204)	—	(4,204)
Impairment Charge	(652,000)	—	(652,000)

Balance at December 31, 2018	1,433,684	672,683	2,106,367

Acquisitions	2,948	4,403	7,351
Measurement period adjustments	(418)	1,270	852
Foreign exchange translation effects	2,126	—	2,126

Balance at December 31, 2019	$1,438,340	$678,356	$2,116,696

The excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The results of operations of each acquired business have been included in the Company’s consolidated financial statements from the date of each acquisition.

The measurement period adjustments during the fiscal year ended December 31, 2019 was $0.9 million. The measurement period adjustments during the fiscal year ended December 31, 2018 was $12.2 million, primarily attributable to the Daymon Acquisition, of which $10.4 million is related to Other accrued expenses and $1.9 million is related to Deferred income tax liabilities, net.

On December 1, 2018, the Company sold a portion of its business operating in South Africa, which was acquired as part of the Daymon Acquisition, to an affiliated entity of Smollan Holdings Propriety Limited, a company registered in South Africa and in which the Company has approximately a 25% ownership interest. The net proceeds have been reflected as a reduction of $2.0 million of goodwill and no gain or loss was recognized. The operations of the sold business were not significant to prior periods presented.

No impairment related to the Company’s goodwill was recorded for the year ended December 31, 2019. During the fiscal year ended December 31, 2018, the Company recognized a non-cash goodwill impairment charge of $652.0 million related to the Company’s sales reporting unit as a result of the Company’s annual evaluation of goodwill impairment test (as further described in Note 1 above). No impairment related to the Company’s goodwill was recorded for the year ended December 31, 2017.

Intangible Assets

The following tables set forth information for intangible assets:

		December 31, 2019
(in thousands)	Weighted Average Useful Life	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Charge	Net Carrying Value
Finite-lived intangible assets:
Client relationships	14 years	$2,408,573	$798,153	$—	$1,610,420
Trade names	8 years	132,844	52,485	—	80,359
Developed technology	5 years	10,160	3,957	—	6,203
Covenant not to compete	5 years	6,100	2,486	—	3,614

Total finite-lived intangible assets		2,557,677	857,081	—	1,700,596

Indefinite-lived intangible assets:
Trade names		1,480,000	—	580,000	900,000

Total other intangible assets		$4,037,677	$857,081	$580,000	$2,600,596

		December 31, 2018
(in thousands)	Weighted Average Useful Life	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Charge	Net Carrying Value
Finite-lived intangible assets:
Client relationships	14 years	$2,398,544	$626,387	$—	$1,772,157
Trade names	8 years	129,925	36,743	—	93,182
Developed technology	5 years	10,160	1,925	—	8,235
Covenant not to compete	5 years	6,100	1,318	—	4,782

Total finite-lived intangible assets		2,544,729	666,373	—	1,878,356

Indefinite-lived intangible assets:
Trade names		1,480,000	—	580,000	900,000

Total other intangible assets		$4,024,729	$666,373	$580,000	$2,778,356

Estimated future amortization expenses of the Company’s existing intangible assets are as follows:

(in thousands)
2020	188,007
2021	187,456
2022	184,961
2023	181,462
Thereafter	958,710

Total amortization expense	1,700,596

The Company recorded all intangible assets at their respective fair values and assessed the useful lives of the assets. Client relationships were valued using the multi-period excess earnings method under the income approach. The values of client relationships are generally regarded as the estimated economic benefit derived from the incremental revenues and related cash flow as a direct result of the client relationships in place versus having to replicate them. Further, the Company evaluated the legal, regulatory, contractual, competitive, economic or other factors in determining the useful life. Trade names were valued using the relief-from-royalty method under the income approach. This method relies on the premise that, in lieu of ownership, a company would be willing to pay a royalty to obtain access to the use and benefits of the trade names. The Company has considered its sales and marketing trade names related to the 2014 Topco Acquisition to be indefinite, as there is no foreseeable limit on the period of time over which such trade names are expected to contribute to the cash flows of the reporting entity. Further, the Company evaluated legal, regulatory, contractual, competitive, economic and other factors in determining the useful life.

In connection with the acquisitions during the years ended December 31, 2019 and 2018, the Company recorded intangible assets of $10.4 million and $49.6 million, respectively. Amortization expense included in the Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2019, 2018 and 2017 was $189.9 million, $188.8 million, and $149.1 million, respectively.

No impairment related to the Company’s intangible assets was recorded for the year ended December 31, 2019. During the fiscal year ended December 31, 2018, the Company recognized a non-cash intangible asset impairment charge of $580.0 million related to the Company’s indefinite-lived sales trade name in connection with the annual intangible impairment test (as further described in Note 1, above). No impairment related to the Company’s intangible assets was recorded for the year ended December 31, 2017.

4. Prepaid and Other Assets

Prepaid and other current assets consist of the following:

	December 31,
(in thousands)	2019	2018
Prepaid expenses	$25,136	$24,494
Inventory	25,163	13,099
Miscellaneous receivables	9,500	13,241
Workers’ compensation receivables	1,109	1,202
Taxes	326	20,125
Market production costs	305	3,397
Other current assets	7,881	6,261

Total prepaid expenses and other current assets	$69,420	$81,819

Other assets consist of the following:

	December 31,
(in thousands)	2019	2018
Operating lease right-of-use assets	$93,924	$—
Deposits	8,364	9,200
Contingent consideration related to South Africa divestiture	6,120	4,986
Workers’ compensation receivable	5,583	6,010
Other long-term assets	2,556	5,440

Total other assets	$116,547	$25,636

5. Property and Equipment

Property and equipment consist of the following:

	December 31,
(in thousands)	2019	2018
Software	$126,796	$108,575
Computer hardware	76,558	72,905
Leasehold improvements	54,293	39,666
Furniture, fixtures, and other	28,868	21,116

Total property and equipment	286,515	242,262
Less: accumulated depreciation	(171,825)	(134,140)

Total property and equipment, net	$114,690	$108,122

Depreciation expense was $42.7 million, $36.4 million, and $30.9 million related to property and equipment for the years ended December 31, 2019, 2018, and 2017, respectively.

6. Other Liabilities

Other accrued expenses consist of the following:

	December 31,
	2019	2018
(in thousands)
Operating lease liability	$34,072	$—
Contingent consideration	24,502	46,191
Client refunds related to the Take 5 Matter	14,946	18,709
Payable related to settlement of contingent consideration	9,385	—
Employee insurance reserves	9,418	9,477
Client deposits	8,674	14,106
Rebates due to retailers	6,979	7,634
Taxes	6,342	8,130
Holdbacks	2,630	3,174
Restructuring charges	2,615	6,024
Interest rate cap and accrued interest payable	1,520	3,703
Other accrued expenses	7,752	9,876

Total other accrued expenses	$128,835	$127,024

Other long-term liabilities consist of the following:

	December 31,
	2019	2018
(in thousands)
Operating lease liability	$84,902	$—
Contingent consideration	23,147	39,786
Workers’ compensation and other insurance reserves	29,718	37,705
Interest rate cap	2,294	1,160
Holdbacks	926	850
Taxes	525	8,129
Deferred rent	—	8,966
Other long-term liabilities	4,785	7,264

Total other long-term liabilities	$146,297	$103,860

Under the workers’ compensation programs, the estimated liability for claims incurred but unpaid at December 31, 2019 and 2018 was $55.9 million and $58.7 million, respectively. These amounts include reported claims as well as claims incurred but not reported. As of December 31, 2019, $26.2 million and $29.7 million of this liability was included in the “Accrued compensation and benefits” and “Other long-term liabilities” in the Consolidated Balance Sheets, respectively. As of December 31, 2018, $21.0 million and $37.7 million of this liability was included in the “Accrued compensation and benefits” and “Other long-term liabilities” in the Consolidated Balance Sheets, respectively. In connection with its deductible limits, the Company has standby letters-of-credit as of December 31, 2019 and 2018 in the amount of $63.5 million and $44.0 million, respectively, and a $0.5 million surety bond as of December 31, 2019 supporting the estimated unpaid claim liabilities.

Contingent Consideration Liabilities

Each reporting period, the Company measures the fair value of its contingent liabilities by evaluating the significant unobservable inputs and probability weightings using Monte Carlo simulations. Any resulting decreases or increases in the fair value result in a corresponding gain or loss reported in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income. The Company has reassessed the fair value of contingent consideration, noting that as of December 31, 2019, projected EBITDA related to acquisitions, which was anticipated to contribute to measurement period EBITDA, was higher than expected. This reassessment resulted in a fair value adjustment of a $2.3 million loss that was included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income. The remaining change in fair value for the year ended December 31, 2019 was due to present value accretion that was included in “Interest expense, net” in the Consolidated Statements of Comprehensive (Loss) Income. As of December 31, 2019, the maximum potential payment outcomes were $286.2 million.

The Company issued an unsecured loan note of $9.4 million during 2019 to settle contingent consideration related to a 2016 digital marketing technology acquisition, which is included in “Other accrued expenses” in the Consolidated Balance Sheets. The unsecured loan note bears no interest and matures and was fully repaid on January 6, 2020.

The following table summarizes the changes in the carrying value of estimated contingent consideration liabilities:

	Year Ended December 31,
(in thousands)	2019	2018
Beginning of the period	$85,977	$155,940
Fair value of acquisitions	2,519	18,653
Payments	(37,100)	(40,292)
Note issuance for settlement	(9,385)	—
Changes in fair value	6,064	(45,662)
Foreign exchange translation effects	(426)	(2,662)

End of the period	$47,649	$85,977

7. Debt

	December 31,
	2019	2018
(in thousands)
First lien term loan	$2,467,529	$2,493,404
Second lien term loan	760,000	760,000
Notes payable and deferred obligations	2,053	1,139

	3,229,582	3,254,543
Less: current portion	27,655	26,348
Less: debt issuance costs	29,840	46,730

Long-term debt, net of current portion	$3,172,087	$3,181,465

At the time of the Daymon Acquisition, Daymon had an existing credit agreement with several financial institutions (the “Daymon Credit Agreement”). The Daymon Credit Agreement provided for a $100.0 million term loan and a $125.0 million revolving line of credit. Borrowings bore interest at, as elected by Daymon, base rate or Eurodollar rate. In connection with the Daymon Acquisition, the fair value of the Daymon Credit Agreement was $207.0 million, a discount of $2.6 million on the outstanding balance as of December 18, 2017.

Under the Daymon Credit Agreement, Daymon was obligated to meet certain customary financial and nonfinancial covenants, including, without limitation, restrictions on incurring and repaying debt, granting liens, making investments and acquisitions, paying dividends, or entering into contracts with affiliates. At the end of each quarter, Daymon was required to comply with covenants related to fixed-charge coverage ratio and total leverage ratio, each as defined in the Daymon Credit Agreement. On February 21, 2018, the Company executed the Third Amendment to First Lien Credit Agreement, which amended the First Lien Credit Agreement (defined below) to enable the Company to incur additional first lien term loans under the incremental facilities (the “Incremental First Lien Term Loans”) in an aggregate principal amount of $350.0 million. The Incremental First Lien Term Loans bear interest at the applicable base rate payable under the First Lien Credit Agreement, plus a margin of 3.25% per annum or 2.25% per annum, as applicable. The proceeds of the Incremental First Lien Term Loans were used primarily to pay off and terminate the entire outstanding $205.1 million principal amount of the Daymon Credit Agreement.

On July 25, 2014, certain subsidiaries of the Company entered into the following credit facilities with different syndicates of lenders in connection with the 2014 Topco Acquisition:

•	a first lien credit agreement (the “First Lien Credit Agreement”) that provided for:

•	a $200.0 million revolving line of credit (the “Revolving Credit Facility”), of which up to $75.0 million may be used for letters of credit,

•	a $1.8 billion term loan facility (the “Initial First Lien Term Loans”),

•	commitments for an additional $60.0 million of unfunded delayed draw term loans (the “Delayed Draw Commitments”), and

•	uncommitted incremental revolving and first lien term loan facilities, subject to certain incurrence tests; and

•	a second lien credit agreement (the “Second Lien Credit Agreement”) that provided for:

•	a $760.0 million term loan facility (the “Second Lien Term Loans”), and

•	uncommitted incremental second lien term loan facilities, subject to certain incurrence tests.

Borrower, Guarantors, and Collateral. Advantage Sales & Marketing Inc., a wholly owned indirect subsidiary of the Company, is the borrower under the credit facilities (the “Borrower”). Obligations under the credit facilities are guaranteed by Karman Intermediate Corp., the Borrower’s direct parent and a wholly owned, direct subsidiary of the Company, and by certain wholly owned, domestic material subsidiaries of the Borrower (collectively, the “Guarantors”). Obligations under the credit facilities are secured by a lien on substantially all of the property and assets of the Borrower and the Guarantors and which, in the case of the First Lien Credit Agreement, is a first-priority lien and, in the case of the Second Lien Credit Agreement, is a second-priority lien. Advantage is not a party to the credit agreements and is not a Guarantor and has not granted any liens on any of its direct assets to secure the credit facilities.

Borrowings and Use of Proceeds. The Borrower incurred $1.8 billion of Initial First Lien Term Loans and $760.0 million of Second Lien Term Loans in July 2014, and used the proceeds to finance the 2014 Topco Acquisition and to pay related fees and expenses. The Borrower incurred an aggregate of $60.0 million of additional first lien term loans under the Delayed Draw Commitments in September and November 2014, and used the proceeds to finance certain acquisitions and to pay related fees and expenses. The Borrower incurred $150.0 million of additional first lien term loans under the incremental facilities in April 2015 and used the proceeds to finance additional acquisitions, pay related fees and expenses, repay loans under the Revolving Credit Facility and for general corporate purposes. The Borrower also uses the Revolving Credit Facility to maintain various letters of credit. In May 2017, the Borrower incurred $225.0 million of additional First Lien Term Loans and extended the termination with respect to a $150.0 million portion of the Company’s Revolving Credit Facility (the “Series A Revolving Loan Facility”) from July 25, 2019 to April 23, 2021. The proceeds were used to finance additional acquisitions, to repay existing loans under the Revolving Credit Facility and for general corporate purposes. From time to time the Borrower has incurred and repaid loans under the Revolving Credit Facility, and those borrowings generally are used for working capital purposes and to fund acquisitions. The Borrower also uses the Revolving Credit Facility (including the Series A Revolving Loan Facility) to issue letters of credit on the Borrower and its subsidiaries’ behalf. In February 2018, the Borrower executed the Third Amendment to First Lien Credit Agreement, which amended the First Lien Credit Agreement to enable the Borrower to incur the Incremental First Lien Term Loans in an aggregate principal amount of $350.0 million. The Borrower used the proceeds of the Incremental Term Loans to pay for the refinancing of all existing indebtedness of Daymon, finance additional acquisitions, and for general corporate purposes.

Maturity. The Revolving Credit Facility (other than the Series A Revolving Loan Facility) matured on July 25, 2019. The Series A Revolving Loan Facility matures on April 23, 2021. The Initial First Lien Term Loans, the first lien term loans funded under the Delayed Draw Commitments, the Incremental First Lien Term Loans and the other first lien term loans funded under the incremental facilities (collectively, the “First Lien Term Loans”) mature on July 23, 2021. The Second Lien Term Loans mature on July 25, 2022.

Amortization. The First Lien Term Loans amortize at a rate that approximates 1.0% per annum of the principal amount of First Lien Term Loans borrowed, and amortization payments are due quarterly on the last business day of each fiscal quarter. In the years ended December 31, 2019 and 2018, the Borrower paid

$25.9 million and 25.9 million, respectively, of principal in amortization on the First Lien Term Loans. As of December 31, 2019, the amortization payment was $6.5 million per quarter. The Second Lien Term Loans do not amortize.

Prepayments. The following mandatory prepayments of First Lien Term Loans are required:

•

Excess Cash Flow — the Borrower must prepay First Lien Term Loans with 50% of its “Excess Cash Flow” (as defined in the First Lien Credit Agreement) in excess of $20.0 million (net of certain voluntary prepayments of debt) for each fiscal year. Payment is due annually at approximately the time when the Borrower is required to deliver its audited financial statements for the prior fiscal year. The percentage of Excess Cash Flow that must be applied to prepay loans declines to 25.0% or 0.0% if the Borrower achieves a first lien net leverage ratio of 4.50:1.00 or 3.75:1.00, respectively, for the applicable fiscal year.

•

Asset Sales and Casualty Events — the Borrower must prepay First Lien Term Loans with 100% of the “Net Cash Proceeds” (as defined in the First Lien Credit Agreement) from certain types of non-ordinary course asset sales, insurance proceeds or condemnation awards. However, in lieu of making the mandatory prepayment, the Borrower has the option to reinvest Net Cash Proceeds in other assets within 12 months of receipt of the proceeds or, if a commitment to reinvest such proceeds is made within such 12-month period, within 180 days after such 12-month period.

•	Other Debt — the Borrower must prepay First Lien Term Loans with the proceeds of debt that otherwise is not permitted to be incurred under the First Lien Credit Agreement.

The Borrower also may make voluntary prepayments of First Lien Term Loans at any time without penalty or premium. In 2019, the Borrower was not required to make any Excess Cash Flow payment for the year ended December 31, 2018, and the Borrower did not make any other mandatory or voluntary prepayments of First Lien Term Loans for the years ended December 31, 2019 or 2018.

The Second Lien Credit Agreement includes comparable mandatory prepayment provisions, but they do not have effect prior to the date that the First Lien Credit Agreement is terminated. The Borrower may make voluntary prepayments of the Second Lien Term Loans at any time without penalty or premium, as the original call protection in the Second Lien Credit Agreement is no longer applicable. However, under certain circumstances, the First Lien Credit Agreement restricts the Borrower’s ability to prepay the Second Lien Term Loans. The Borrower did not make any prepayments of the Second Lien Term Loans in the years ended December 31, 2019 or 2018.

Interest and Fees. Interest on the credit facilities accrues at a floating rate. For each borrowing and interest period, the Borrower has the right to choose either a base rate or Eurodollar rate of interest. The base rate is, as of any date, the highest of (a) the federal funds rate plus 0.5%, (b) Bank of America’s “prime rate” and (c) the Eurodollar rate for an interest period of one month plus 1.00%. The Eurodollar rate is, for a specified interest period of one, two, three, six, or twelve months, the rate equal to the ICE London InterBank Offered Rate (“LIBOR Rate”) determined two business days prior to the start of the applicable interest period, further adjusted for statutory reserves. The base rate and Eurodollar rate for term loans are each subject to a “floor” of 2.00% and 1.00%, respectively. Base rate interest is payable at the end of each quarter, and Eurodollar rate interest is payable at the end of the applicable interest period or, if more than three months, every three months. If a Eurodollar rate loan is prepaid or converted to base rate prior to the end of the applicable interest period, the Borrower may be liable for customary “breakage” costs. Both base rate loans and Eurodollar rate loans accrue interest at the applicable rate plus a margin, as follows:

•

for the Revolving Credit Facility, there is a pricing grid based on first lien net leverage where the base rate margins range between 2.25% to 1.75% and the Eurodollar rate margins range between 3.25% and 2.75%, with the margin determined based on whether the Borrower is above or below a leverage ratio of 4.50:1.00 or 4.00:1.00;

•	for First Lien Term Loans, the base rate margin is 2.25% and the Eurodollar rate margin is 3.25%; and

•	for Second Lien Term Loans, the base rate margin is 5.50% and the Eurodollar rate margin is 6.50%.

The Borrower has historically generally elected the Eurodollar rate. In 2019 and 2018, the effective interest rate on the First Lien Term Loans was 5.53% and 5.25% per annum, respectively, and the effective interest rate on the Second Lien Term Loans was 8.78% and 8.48% per annum, respectively.

The Revolving Credit Facility accrues a commitment fee for unfunded commitments, calculated based on daily unused commitments and payable quarterly, at a rate of 0.50% per annum or, if the Borrower achieves a first lien net leverage ratio equal to or below 4.50:1.00 for the applicable quarter, 0.375% per annum. Outstanding letters of credit accrue a fee, calculated based on daily outstanding amounts and payable quarterly, equal to the Eurodollar rate margin applicable to the Revolving Credit Facility times the face value of outstanding undrawn letters of credit. The Borrower also pays customary “fronting fees” upon the issuance of letters of credit. As of December 31, 2019 and 2018, the Borrower had no loans outstanding under the Revolving Credit Facility and $63.5 million and $44.0 million, respectively, of undrawn letters of credit outstanding under the Revolving Credit Facility. There were no borrowings outstanding under the Revolving Credit Facility during the year ended December 31, 2019. The maximum and average daily borrowings outstanding under the Revolving Credit Facility during the year ended December 31, 2018 were $30.0 million and $105.0 million, respectively.

Covenants. The Revolving Credit Facility has a “springing” financial maintenance covenant. If, at the end of any fiscal quarter, the Borrower has used more than 30% of the Revolving Credit Facility commitments (excluding letters of credit), then the Borrower must demonstrate that its first lien net leverage ratio is equal to or less than 8.25:1.00 for the twelve-month period ended as of such fiscal quarter. If the financial covenant is required to be tested and cannot be met, the Borrower has a customary right to “cure” the default with the proceeds of a specified capital contribution (if made available to the Borrower by its parent entity or that entity’s equity holders), which is treated as EBITDA for purposes of demonstrating compliance with the financial covenant. The Borrower was in compliance with the financial covenant as of December 31, 2019 and 2018, regardless of whether the covenant was required to be tested.

The First Lien Credit Agreement and Second Lien Credit Agreement also contain customary affirmative and negative covenants. These covenants restrict the ability of the Borrower, the Guarantors and their subsidiaries to incur debt, permit liens on pledged assets, make investments, make distributions to equity holders, prepay junior debt, engage in mergers or restructurings, and sell assets, among other things. These covenants are subject to a number of exceptions that generally provided the Borrower and its subsidiary with adequate flexibility to operate their business in the ordinary course. The credit agreements contain customary covenants that restrict the Company’s ability to receive distributions of cash or assets from the Borrower, the Guarantors and their subsidiaries, which, collectively, constitute substantially all of the Company’s operating assets; however, these covenants are subject to a number of exceptions, including an exception that permits unlimited distributions if the Borrower’s senior secured net leverage ratio is equal to or less than 6.00:1.00. As of December 31, 2019, the Borrower does not meet such leverage ratio. To the extent the Borrower from time to time in the future is not able to meet this leverage test, the Company would still be able to receive distributions from the Borrower and its subsidiaries under other baskets to the covenant which include, among other things, distributions:

•	in an amount of up to 6% per annum of the net proceeds of public offerings of stock;

•	to pay salary, bonus, and benefits to the Company’s officers and employees;

•	to repurchase management equity upon termination, retirement, death, or disability, subject to a cap;

•	to pay taxes on behalf of the Borrower and its subsidiaries;

•	to pay the Company’s costs, fees, and expenses of being a public company, including compliance with regulations applicable to public reporting companies and listed companies;

•	to pay the costs and expenses related to the Company’s operations as a holding company of the Borrower, including administrative, legal, accounting, and similar expenses; and

•	to pay the costs of any unsuccessful equity or debt offering the Company may attempt.

As of December 31, 2019 and 2018, the Borrower was in compliance with the negative and affirmative covenants under the credit agreements.

Fees related to the issuance or refinancing of long-term debt are generally capitalized and amortized over the term of the debt using the effective interest rate method. The amortization of deferred debt issuance costs is included in “Interest expense, net,” in the Consolidated Statements of Comprehensive (Loss) Income, and amounted to $16.9 million, $15.3 million, and $13.2 million for the year ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, “Long-term debt” in the Consolidated Balance Sheets included debt issuance costs of $103.2 million less accumulated amortization of $73.3 million. As of December 31, 2018, “Long-term debt” in the Consolidated Balance Sheets included debt issuance costs of $103.2 million less accumulated amortization of $56.5 million.

Future minimum principal payments on long-term debt are as follows:

(in thousands)
For the fiscal years ending December 31,
2020	$27,655
2021	2,441,707
2022	760,047
2023	43
2024	23
Thereafter	107

Total future minimum principal payments	$3,229,582

8. Leases

The Company leases facilities, and equipment under noncancelable leases that have been classified as operating leases for financial reporting purposes. These leases often include one or more options to renew and the lease term includes the renewal terms when it is reasonably certain that the Company will exercise the option. In general, for the Company’s material leases, the renewal options are not included in the calculation of its right-of-use assets and lease liabilities, as the Company does not believe that it is reasonably certain that these renewal options will be exercised. The Company’s lease agreements do not contain any material residual guarantees or material restrictive covenants.

All operating lease expenses are recognized on a straight-line basis over the lease term as a component of “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive Loss. Payments under the Company’s lease arrangements are primarily fixed. However, certain lease agreements contain variable costs, which are expensed as incurred and not included in the calculation of the Company’s right-of-use assets and related liabilities for those leases. These costs typically include real estate taxes, common area maintenance and utilities for which the Company is obligated to pay under the terms of those leases.

During the year ended December 31, 2019, the Company expensed approximately $53.5 million of total operating lease costs, which includes $8.5 million of variable lease costs. During the years ended December 31, 2018 and 2017, the Company recognized $48.7 million and $39.0 million of total operating lease expense, respectively.

Based on the present value of the lease payments for the remaining lease term of the Company’s existing leases, the Company’s right-of-use assets and lease liabilities for operating leases as of December 31, 2019 were as follows:

(in thousands)	Classification	December 31, 2019
Assets
Operating lease right-of-use assets	Other assets	$93,924
Liabilities
Current operating lease liabilities	Other accrued expenses	34,072
Noncurrent operating lease liabilities	Other long-term liabilities	84,902

Total leased liabilities		$118,974

Because the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of the lease payments. In determining its incremental borrowing rate, the Company reviewed the terms of its leases, its credit facilities, and other factors.

Information related to the Company’s right-of-use assets and related lease liabilities were as follows:

(in thousands)	Year Ended December 31, 2019
Cash paid for operating lease liabilities	$32,229
Right-of-use assets obtained in exchange for new operating lease obligations	40,536
Weighted-average remaining lease term	4.4 years
Weighted-average discount rate	10.0%

Maturities of lease liabilities as of December 31, 2019 were as follows:

(in thousands)
2020	$43,673
2021	33,436
2022	23,293
2023	16,828
2024	12,516
Thereafter	16,656

Total lease payments	$146,402
Less imputed interest	(27,428)

Present value of lease liabilities	$118,974

Under the previous lease standard, future minimum obligations under lease commitments in effect at December 31, 2018 were as follows:

(in thousands)
2019	$43,912
2020	33,547
2021	23,219
2022	15,603
2023	10,342
Thereafter	16,364

Total lease payments	$142,987

The Company has additional operating leases for real estate of $8.4 million which have not commenced as of December 31, 2019, and as such, have not been recognized on the Company’s Consolidated Balance Sheet. These operating leases are expected to commence in 2020.

9. Fair Value of Financial Instruments

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2019 and 2018, the Company’s interest rate derivatives and forward contracts are Level 2 assets and liabilities with the related fair values based on third-party pricing service models. These models use discounted cash flows that utilize market-based forward swap curves commensurate with the terms of the underlying instruments.

As of December 31, 2019 and 2018, the contingent consideration assets and liabilities are Level 3 assets and liabilities with the related fair values based on the significant unobservable inputs and probability weightings in using the income approach.

The following table sets forth the Company’s financial assets and liabilities measured on a recurring basis at fair value, categorized by input level within the fair value hierarchy.

	December 31, 2019
(in thousands)	Fair Value	Level 1	Level 2	Level 3
Assets measured at fair value
Cash and cash equivalents	$184,224	$184,224	$—	$—
Contingent consideration related to South Africa divestiture	6,120	—	—	6,120

Total assets measured at fair value	$190,344	$184,224	$—	$6,120

Liabilities measured at fair value
Derivative financial instruments	$3,277	$—	$3,277	$—
Contingent consideration	47,649	—	—	47,649

Total liabilities measured at fair value	$50,926	$—	$3,277	$47,649

	December 31, 2018
(in thousands)	Fair Value	Level 1	Level 2	Level 3
Assets measured at fair value
Cash and cash equivalents	$141,590	$141,590	$—	$—
Contingent consideration related to South Africa divestiture	4,986	—	—	4,986

Total assets measured at fair value	$146,576	$141,590	$—	$4,986

Liabilities measured at fair value
Derivative financial instruments	$4,160	$—	$4,160	$—
Contingent consideration	85,977	—	—	85,977

Total liabilities measured at fair value	$90,137	$—	$4,160	$85,977

Interest Rate Cap Agreements

As of December 31, 2019, the Company had interest rate cap contracts on $1.5 billion of notional value of principal from various financial institutions, all with maturity dates of January 24, 2022, to manage the Company’s exposure to interest rate movements on variable rate credit facilities when three-months LIBOR on the Company’s term loans exceeds caps ranging from 3.25% to 3.5%. As of December 31, 2019, $1.0 million and $2.3 million of the Company’s fair value of outstanding interest rate caps were included in “Other accrued expenses” and “Other long-term liabilities” in the Consolidated Balance Sheets, respectively, with changes in fair value recognized as a component of “Interest expense, net” in the Consolidated Statements of Comprehensive (Loss) Income. As of December 31, 2019, the aggregate fair value of the Company’s outstanding interest rate caps represented an outstanding net liability of $3.3 million.

As of December 31, 2018, the Company had interest rate cap contracts on $3.2 billion of notional value of principal from various financial institutions, with maturity dates ranging from April 23, 2019 to January 24, 2022 to manage the Company’s exposure to interest rate movements on variable rate credit facilities when three-months LIBOR on term loans exceeds caps ranging from 3.0% to 3.5%. As of December 31, 2018, $3.0 million and $1.2 million of the Company’s fair value of outstanding interest rate caps were included in “Other accrued expenses” and “Other long-term liabilities” in the Consolidated Balance Sheets, respectively, with changes in fair value recognized as a component of “Interest expense, net” in the Consolidated Statements of Comprehensive (Loss) Income. As of December 31, 2018, the aggregate fair value of the Company’s outstanding interest rate caps represented an outstanding net liability of $4.2 million.

During the years ended December 31, 2019, 2018, and 2017, the Company recorded interest expense in the amount of $2.7 million, $3.9 million, and $1.5 million, related to changes in the fair value of its derivative instruments, respectively.

Forward Contracts

During the year ended December 31, 2019, 2018, and 2017, the Company recognized a loss of $0.4 million, a loss of $1.0 million and a gain of $1.4 million, respectively, related to changes in fair values of the forward contracts as a component of “Selling, general and administrative expenses” in the Consolidated Statements of Comprehensive Loss. As of December 31, 2019 and 2018, the Company had no open Euro forward contracts.

Contingent Consideration Liabilities

The Company estimates the fair value of the contingent consideration related to its financial instruments by employing Monte Carlo simulations to estimate the volatility and systematic relative risk of revenues subject to sales milestone payments and discounting the associated cash payment amounts to their present values using a credit-risk-adjusted interest rate. The unobservable inputs to the valuation models that have the most significant effect on the fair value of the Company’s contingent consideration liabilities are the probabilities that certain operating results will be achieved. During the years ended December 31, 2019, 2018, and 2017, the Company recognized a loss of $2.3 million, a gain of $54.5 million, and a loss of $13.0 million, respectively, related to changes in fair value of the contingent consideration liabilities as a component of “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

The Company reports present value accretions in “Interest expense, net” in the Consolidated Statements of Comprehensive (Loss) Income which represented $3.8 million, $8.8 million, and $7.7 million, for the year ended December 31, 2019, 2018, and 2017, respectively.

Contingent Consideration related to South Africa divestiture

Each reporting period, the Company measures the fair value of its contingent receivables by evaluating the significant unobservable inputs and probability weightings using Monte Carlo simulations. Any resulting decreases or increases in the fair value result in a corresponding gain or loss reported in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income. The Company has reassessed the fair value of contingent consideration, noting that as of December 31, 2019, projected EBITDA related to South Africa divestiture, which was anticipated to contribute to measurement period EBITDA, was higher than expected. This reassessment resulted in a fair value adjustment of a $0.8 million gain that was included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income. The remaining change in fair value for the year ended December 31, 2019 was due to present value accretion of $0.4 million, which was included in “Interest expense, net” in the Consolidated Statements of Comprehensive (Loss) Income.

The following table summarizes the changes in the carrying value of estimated contingent consideration related to South Africa divestiture:

Year Ended December 31,
(in thousands)	2019
Beginning of the period	$4,986
Changes in fair value	1,134

End of the period	$6,120

During the years ended December 31, 2019 and 2018, there were no transfers between Level 1 and Level 2 fair value measurements. For a reconciliation of fair value measurements of Level 3 financial instruments, refer to Note 4, Prepaid and Other Assets, and Note 6, Other Liabilities, to the “Notes to Consolidated Financial Statements,” for a summary of changes in the carrying value of estimated contingent considerations.

The following table sets forth the carrying values and fair values of the Company’s financial liabilities measured on a recurring basis, categorized by input level within the fair value hierarchy:

(in thousands)	Carrying Value	Fair Value (Level 2)
Balance at December 31, 2019
First lien term loan	$2,467,529	$2,413,663
Second lien term loan	760,000	733,526
Notes payable and deferred obligations	2,053	1,872

Total long-term debt	$3,229,582	$3,149,061

(in thousands)	Carrying Value	Fair Value (Level 2)
Balance at December 31, 2018
First lien term loan	$2,493,404	$2,405,635
Second lien term loan	760,000	737,108
Notes payable and deferred obligations	1,139	1,246

Total long-term debt	$3,254,543	$3,143,989

10. Investments

Investments in Unconsolidated Affiliates

In connection with the Daymon Acquisition, the Company acquired 9.9% of the outstanding common shares of a subsidiary of a Japanese supermarket chain (“ATV”). The Company has no substantial influence over ATV. In accordance with ASC 321, Investments — Equity Securities, the Company elected the measurement alternative to value this equity investment without a readily determinable fair value. The Company will continue to apply the alternative measurement guidance until this investment does not qualify to be so measured. The carrying value of the investment was $7.5 million and $7.5 million as of December 31, 2019 and 2018, respectively.

The Company’s significant equity investments primarily consist of Global Smollan Holdings (25% ownership), Smollan Holding Proprietary Limited (25% ownership), Partnership SPV 1 Limited (12.5% ownership), and Ceuta Holding Limited (8.8% ownership). Income from the Company’s equity method investments, included in “Cost of revenues” in the Consolidated Statements of Comprehensive (Loss) Income, was $4.9 million, $4.8 million, and $3.2 million for the years ended December 31, 2019, 2018, and 2017, respectively. The Company’s proportionate share in their net assets at December 31, 2019 and 2018 was $104.1 million and $98.8 million, respectively. The Company’s equity method investments are not material to the Company’s results of operations or financial position; therefore, no summarized financial information for the Company’s unconsolidated subsidiaries has been presented.

11. Equity-Based Compensation

The Limited Partnership Agreement allows profits interests in Topco to be granted to directors, officers, employees, and consultants of Topco and its subsidiaries. The performance-based profits interests (“Common Series C Units”) are subject to certain vesting requirements, as described below.

Additionally, in 2014, Topco issued 30,000 time-vesting profits interests (“Common Series D Units”) to entities affiliated with one equity sponsor of Topco. Time-vesting profits interests vest on a monthly basis beginning on October 1, 2014 and end on September 1, 2019. The compensation expense associated with the issuance of such awards for non-employees is recorded by the Company as the Company receives the benefit of the services being provided by the non-employees.

Common Series C Units and Common Series C-2 Units

During the years ended December 31, 2019, 2018, and 2017, 21,953 Common Series C Units, 10,830 Common Series C Units, and 37,641 Common Series C Units, respectively, were granted at no cost to employees of the Company. As the result of an amendment and restatement of the Limited Partnership Agreement, on March 15, 2018, 75% of all Common Series C Units awards are subject to vesting over four fiscal years from their respective issuance date. The remaining 25% of the units vest if and when Topco’s private equity sponsors as of the date of the 2014 Topco Acquisition realize a pre-tax internal rate of return of 20% compounded annually with respect to the Common Series A Units of Topco held by such sponsors. To the extent the Common Series C Units vest, such units may still be forfeited as a result of termination of the employment of the applicable holders or upon a non-qualifying exit event. Certain awards vest over the remaining initial four-year term, subject to the employee’s continued employment. In addition, certain Common Series C Units were issued in connection with the Daymon Acquisition to Daymon employees, certain of which are deemed to be vested upon issuance, and certain on which vest in four installments on each of the first four anniversaries following the completion of the Daymon Acquisition, subject to such employee’s continued employment with the Company. The Limited Partnership Agreement also authorizes Topco to issue 35,000 Common Series C-2 Units to employees of the Company, which are deemed to be vested upon issuance and subject to substantially similar forfeiture provisions as the Common Series C Units, including forfeiture upon certain terminations of employment with the Company of the applicable holders or a non-qualifying exit event.

A valuation including an option pricing method to allocation and Monte Carlo simulation was used to estimate the fair value of Common Series C Units and Common Series C-2 Units. The expected price volatility is based on the average of the historical volatility of comparable public companies. The risk-free rate is based on U.S. Treasury yields in effect at the time of grant over the expected term. The Company did not use a dividend yield as it has not historically paid distributions.

The following weighted average assumptions were used in determining the fair value of Common Series C Unit grants made during the years ended December 31, 2019, 2018, and 2017:

	Year Ended December 31,
	2019	2018	2017
Grant date fair value	$37.90	$167.40	$256.00
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	41.2%	36.0%	39.7%
Risk-free interest rate	2.5%	2.3%	1.6%
Lack of marketability discount	31.3%	29.2%	28.2%
Expected term (years)	1.0	1.0	2.0

The following weighted average assumptions were used in determining the fair value of Common Series C-2 Unit grants made during the year ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018
Grant date fair value	$284.00	$625.99
Dividend yield	0.0%	0.0%
Yield Test Probability	39.0%	97.1%
Cost of Equity Capital	11.1%	12.3%
Expected term (years)	2.0	3.0

Topco has the option to repurchase Common Series C Units for cash or in exchange for contingent promissory notes issued by Topco, bearing a market rate of interest, which would be payable upon a specified event occurring.

The following table summarizes the activity in the Common Series C Units during the periods presented:

	Year Ended December 31,
	2019	2018	2017
Beginning of the period	$156,975	$150,906	$126,673
Grants	21,953	10,830	37,641
Forfeitures	(4,738)	(4,416)	(11,563)
Repurchases	—	(345)	(1,845)

End of the period	$174,190	$156,975	$150,906

The following table summarizes the activity in the Common Series C-2 Units during the year ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Beginning of the period	$33,525	$—
Grants	1,425	34,275
Forfeitures	(1,550)	(750)

End of the period	$33,400	$33,525

No compensation expense has been recorded in the years ended December 31, 2019, 2018, and 2017, in connection with the Common Series C Units or the Common Series C-2 Units since a vesting exit event is not yet deemed probable of occurring. If a vesting exit event had become probable in 2019, Company would have recognized a compensation expense of $18.8 million for the year ended December 31, 2019 in connection with the Common Series C Units and $11.1 million for the year ended December 31, 2019 in connection with the Common Series C-2 Units.

Common Series D Units

The Company measures the fair value of the Common Series D Units quarterly throughout the five-year vesting period and recognizes this cost ratably over the vesting period. There were no grants during the years ended December 31, 2019, 2018, and 2017. The OPM was used to estimate the Common Series D Units fair value of $300 as of the grant date. The expected share price volatility is based on the average of the historical volatility of comparable public companies. The risk-free rate is based on U.S. Treasury yields in effect at the time of grant over the expected term. The Company did not use a dividend yield as it has not historically paid distributions. The fair value of these units at the end of each measurement period were $184, $165, and $638 per unit as of December 31, 2019, 2018, and 2017. Since the Common Series D Units that were issued under the Limited Partnership Agreement were for interests in Topco, which is outside of the consolidated group, the value of the profits interests were marked to market at each of the Company’s reporting periods.

The following assumptions were used in determining the fair value for the periods ended December 31, 2019, 2018, and 2017:

	Year Ended December 31,
	2019	2018	2017
Grant date fair value	$300.00	$300.00	$300.00
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	44.0%	40.0%	35.0%
Risk-free interest rate	1.6%	2.6%	1.9%
Lack of marketability discount	26.0%	25.0%	20.0%
Expected term (years)	1.0	1.0	2.0

On December 31, 2019, there were 30,000 Common Series D Units outstanding. During the years ended December 31, 2019, 2018 and 2017, the Company recorded an equity-based compensation expense of $1.3 million, a gain related to equity-based compensation of $8.2 million and an equity-based compensation expense of $5.6 million, respectively, included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income.

12. Employee Benefit Plans

The Company sponsors 401(k) plans for certain employees who meet specified age and length of service requirements. The 401(k) plans include a deferral feature under which employees may elect to defer a portion of their salary, subject to Internal Revenue Service limitations. The Company provides a matching contribution based on a percentage of participating employees’ salaries and contributions made. Total contributions to the plan for the years ended December 31, 2019, 2018, and 2017 were $13.9 million, $13.2 million, and $7.9 million, respectively.

13. Related Party Transactions

Management Fees

The Company incurred $5.5 million, $5.5 million, and $4.0 million, in management fees to certain entities affiliated with or advised by CVC Capital Partners, Leonard Green & Partners, Bain Capital, Juggernaut Management, LLC, and Centerview Capital Management, LLC for the years ended December 31, 2019, 2018, and 2017, respectively, which are included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income

Overlapping Directors

During the years ended December 31, 2019, the Company recognized revenues of $41.8 million from a client of the Company, of which a member of the client’s holding company’s board of directors also serves as a member of the board of directors of Topco. During the years ended December 31, 2018, and 2017, the Company recognized revenues of $43.0 million and $46.3 million, respectively, from the client of the Company, of which two members of the client’s holding company’s board of directors also serve as members of the board of directors of Topco. Accounts receivable from this client were $7.0 million and $10.5 million as of December 31, 2019 and 2018, respectively.

Effective June 25, 2019, a member of the board of directors of Topco was appointed to the board of directors of a client of the Company. Subsequent to his appointment, the Company recognized revenues of $5.4 million from this client during the year ended December 31, 2019 and had accounts receivable of $0.1 million as of December 31, 2019.

Variable Interest Entity

During the years ended December 31, 2018 and 2017, the Company recognized revenues of $58.0 million and $99.9 million, respectively, from a variable interest entity. Accounts receivable from the Company’s variable interest entity were $0.2 million and $0.7 million as of December 31, 2019 and 2018, respectively. In 2018, the variable interest entity terminated its active operations.

Investments in Unconsolidated Affiliates

During the years ended December 31, 2019, 2018, and 2017, the Company recognized revenues of $21.9 million, $23.5 million, and $0.9 million, respectively, from a parent company of an investment. Accounts receivable from this client were $2.2 million and $3.6 million as of December 31, 2019 and 2018, respectively.

Long-term Debt

Certain funds managed by CVC Credit Partners, which is part of the same network of companies providing investment management advisory services operating under the CVC brand as CVC Capital Partners, act as lenders under the Company’s First Lien Term Loans and Second Lien Term Loans. As of December 31, 2019, and 2018, the funds managed by CVC Credit Partners under the Company’s First Lien Term Loans were $100.2 million and $89.1 million, respectively. As of December 31, 2019, and 2018, the funds managed by CVC Credit Partners under the Company’s Second Lien Term Loans were $31.1 million and $57.6 million, respectively.

14. Restructuring Charges

Restructuring charges include severance plans designed to integrate and reduce costs associated with business changes. In connection with the Daymon Acquisition, the Company commenced a restructuring program designed to achieve cost savings through transaction synergies. The Company recorded severance expenses of $2.3 million, $7.9 million, and $6.4 million included in “Selling, general, and administrative expenses” in the Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2019, 2018, and 2017, respectively.

As of December 31, 2019, $2.6 million of the Company’s restructuring charges were included in “Other accrued expenses” in the Consolidated Balance Sheets. As of December 31, 2018, $6.0 million and $0.1 million of the Company’s restructuring charges were included in “Other accrued expenses” and “Other long-term liabilities” in the Consolidated Balance Sheets, respectively.

The following table summarizes the Company’s restructuring activity:

	Severance	Facilities and Other Costs	Total Restructuring Charges
(In thousands)
Balance at December 31, 2017	$13,257	$—	$13,257
Charges	7,901	4,564	12,465
Payments/utilization	(16,841)	(1,862)	(18,703)
Foreign exchange translation effects	(867)	(48)	(915)

Balance at December 31, 2018	3,450	2,654	6,104

Charges	2,271	3,114	5,385
Payments/utilization	(4,398)	(4,476)	(8,874)

Balance at December 31, 2019	$1,323	$1,292	$2,615

15. Income Taxes

The (benefit from) provision for income taxes is as follows:

	Year Ended December 31,
	2019	2018	2017
(in thousands)
Current tax expense
Federal	$45,874	$21,399	$52,748
State	11,311	11,742	9,656
Foreign	12,231	12,140	5,888

Total current tax expense	69,416	45,281	68,292

Deferred tax (benefit) expense
Federal	(53,314)	(164,208)	(421,919)
State	(11,055)	(48,653)	(9,800)
Foreign	(3,694)	(754)	4,621

Total deferred tax benefit	(68,063)	(213,615)	(427,098)

Total provision for (benefit from) income taxes	$1,353	$(168,334)	$(358,806)

A reconciliation of the provision for taxes based on the federal statutory income tax rate attributable to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2019	2018	2017
Statutory U.S. rate	21.0%	21.0%	35.0%
State tax, net of federal tax benefit	(1.1)%	2.2%	(0.3)%
Foreign tax, net of federal tax benefit	(13.9)%	(0.4)%	12.8%
Goodwill impairment	—	(10.4)%	—
Global Intangible Low Taxed Income	(8.3)%	(0.2)%	—
Toll charge	—	—	29.9%
Transaction expenses	(5.4)%	(0.1)%	10.8%
Equity-based compensation	(1.5)%	0.2%	6.7%
Meals and entertainment	(11.1)%	(0.2)%	6.4%
Canada dividend withholding tax	(0.7)%	—	5.9%
Contingent consideration fair value adjustment	7.1%	0.7%	5.3%
Non-deductible expenses	(4.6)%	—	4.9%
Employee parking	(0.9)%	—	—
Return to provision on permanent differences	8.2%	0.1%	0.2%
Work opportunity tax credit	3.3%	—	(1.3)%
Research and development credit	4.0%	—	(0.6)%
Foreign rate differential	(3.5)%	—	(5.3)%
Federal rate change	—	(0.1)%	(1,337.7)%

Effective tax rate	(7.4)%	12.8%	(1,227.3)%

The geographic components of (loss) income before income taxes are as follows:

	Year Ended December 31,
	2019	2018	2017
(in thousands)
U.S. sources	$(32,893)	$(1,347,770)	$13,605
Non-U.S. sources	14,490	28,213	15,631

(Loss) income before income taxes	$(18,403)	$(1,319,557)	$29,236

Net deferred tax liabilities consist of the following:

	December 31,
(in thousands)	2019	2018
Deferred tax assets
Accrued liabilities	$70,420	$65,024
Interest expense	49,586	21,805
Transaction expenses	5,325	4,585
Net operating losses	7,671	7,015
Deferred rent	6,354	2,863
Acquired intangibles, including goodwill	2,292	2,309
Insurance reserves	2,403	1,356
Depreciation	93	650
Other	2,305	4,875

Total deferred tax assets	146,449	110,482

Deferred tax liabilities
Acquired intangibles including goodwill	636,245	661,991
Restructuring expenses	6,857	8,561
Unrealized transactions	990	3,218
Other	2,922	3,055

Total deferred tax liabilities	647,014	676,825

Less: deferred income tax asset valuation allowances	(5,570)	(5,026)

Net deferred tax liabilities	$506,135	$571,369

	December 31,
(in thousands)	2019	2018
Reported as:
Noncurrent deferred tax asset	$227	$59
Noncurrent deferred tax liability	506,362	571,428

Net deferred tax liabilities	$506,135	$571,369

After the Tax Reform Act was signed into law in December 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) which provides guidance on accounting for the tax effects of the Tax Reform Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Reform Act enactment date for companies to complete the accounting under ASC 740, Income taxes.

In accordance with SAB 118, the Company made a provisional assessment of the impact of the Tax Reform Act on the consolidated financial statements for the year ended December 31, 2017. It included the re-measurement of U.S. net deferred tax liabilities from the 35% to 21% tax rate and the deemed repatriation tax on undistributed foreign earnings. In January 2018, the FASB issued guidance stating that a company must make an accounting policy election of either (i) treating taxes due on future U.S. inclusions in taxable income related to Global Intangible Low-Taxed Income (“GILTI”) as a current-period expense when incurred (the “period cost method”) or (ii) factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”). The Company has elected the period cost method with respect to reporting taxes due on GILTI income inclusions.

During 2018, the Company finalized the accounting for the enactment of the Tax Reform Act, with an immaterial adjustment to the amount recorded in the year of enactment.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), signed into law on March 27, 2020, has resulted in significant changes to the U.S. federal corporate tax law. Additionally, several state and foreign jurisdictions in which we operate have enacted legislation that complies with or is incremental to the changes included in the CARES Act. As the enactment dates are after the reporting period, the effects of the changes have not been included in the Company’s consolidated financial statements. Some of the changes including an increase of the limitation on interest expense deductibility could have a material impact to the Company’s current and deferred income tax expense as reported at December 31, 2019. The Company is still evaluating the impact and the finalization will be dependent upon further analysis.

The Company held cash and cash equivalents in foreign subsidiaries of $59.3 million and $42.5 million as of December 31, 2019 and 2018, respectively. As of December 31, 2019, and 2018, the undistributed earnings of the Company’s foreign subsidiaries are $92.6 million and $76.4 million, respectively.

The Company has not recorded a deferred tax liability related to undistributed earnings of its foreign subsidiaries as of December 31, 2019, except for a $1.1 million of deferred tax liability recorded as of December 31, 2019 for unremitted earnings in Canada with respect to which the Company no longer has an indefinite reinvestment assertion. Taxes have not been provided on the remaining $65.2 million of undistributed foreign earnings. The determination of any incremental tax liability associated with these earnings is not practicable due to the complexity of local country withholding rules and interactions with tax treaties, foreign exchange considerations, and the diversity of state income tax treatment with respect to actual distributions.

The Company evaluates its deferred tax assets, including a determination of whether a valuation allowance is necessary, based upon its ability to utilize the assets using a more likely than not analysis. Deferred tax assets are only recorded to the extent that they are realizable based upon past and future income. As a result of the evaluation, the Company established a valuation allowance of $5.6 million and $5.0 million on its foreign affiliates’ deferred tax assets as of December 31, 2019 and 2018, respectively.

As of December 31, 2019, the Company had the following net operating loss carryforwards (“NOLs”): $6.8 million federal, $8.3 million state, and $22.2 million foreign. The federal and state NOLs expire between 2035 and 2037, $4.1 million of the foreign NOLs expire between 2024 and 2029 and the remaining $18.1 million of the foreign NOLs carry forward indefinitely.

As of December 31, 2018, the Company had the following NOLs: $8.2 million federal, $8.3 million state, and $21.0 million foreign. The federal and state NOLs expire between 2035 and 2037, $3.6 million of the foreign NOLs expire between 2019 and 2027 and the remaining $17.4 million of the foreign NOLs carry forward indefinitely.

16. Segments and Geographic Information

The Company’s operations are organized into two reportable segments: sales and marketing. The operating segments reported below are the segments of the Company for which separate financial information is available and for which segment results are evaluated regularly by the chief operating decision maker (the chief executive officer) in deciding how to allocate resources and in assessing performance. Through the Company’s sales segment, it serves as a strategic intermediary between consumer goods manufacturers and retailer partners. Through the Company’s marketing segment, it develops and executes marketing programs for manufacturers and retailers. These reportable segments are organized by the types of services provided, similar economic characteristics, and how the Company manages its business. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; therefore, no additional information is produced or included herein. The Company and its chief operating decision maker evaluate performance based on revenues and operating income.

(in thousands)	Sales	Marketing	Total
Year Ended December 31, 2019
Revenues	$1,954,705	$1,830,358	$3,785,063
Depreciation and amortization	$161,563	$71,010	$232,573
Operating income	$127,961	$85,713	$213,674
Year Ended December 31, 2018
Revenues	$1,857,004	$1,850,624	$3,707,628
Depreciation and amortization	$157,098	$68,135	$225,233
Operating loss	$(1,072,702)	$(17,212)	$(1,089,914)
Year Ended December 31, 2017
Revenues	$1,588,444	$828,483	$2,416,927
Depreciation and amortization	$139,634	$40,356	$179,990
Operating income	$172,171	$36,631	$208,802

Revenues and long-lived assets by services provided in geographic region are as follows:

	December 31,
(in thousands)	2019	2018	2017
Revenues
North America	$3,324,019	$3,257,937	$2,208,970
International	461,044	449,691	207,957

Total revenues	$3,785,063	$3,707,628	$2,416,927

	December 31,
(in thousands)	2019	2018
Long-Lived Assets
North America	$107,940	$102,172
International	6,750	5,950

Total long-lived assets	$114,690	$108,122

The classification “North America” is primarily comprised of the Company’s U.S. and Canadian operations and the classification “International” primarily includes the Company’s operation in U.K., Germany, Japan, and Netherlands. Revenues by location of services provided in the U.S. were $3.1 billion, $3.0 billion, and $2.1 billion during the years ended December 31, 2019, 2018, and 2017, respectively.

As a result of the wide range of services the Company provides, it is impracticable to provide revenue information by service type.

17. Commitments and Contingencies

Litigation

The Company is involved in various legal matters that arise in the ordinary course of its business. Some of these legal matters purport or may be determined to be class and/or representative actions, or seek substantial damages, or penalties. The Company has accrued amounts in connection with certain legal matters, including with respect to certain of the matters described below. There can be no assurance, however, that these accruals will be sufficient to cover such matters or other legal matters or that such matters or other legal matters will not materially or adversely affect the Company’s business, financial position, or results of operations.

Employment Matters

The Company has also been involved in various litigation, including purported class or representative actions with respect to matters arising under the California Labor Code and Private Attorneys General Act. Some of these active purported class or representative actions were commenced against subsidiaries of Daymon prior to the Daymon Acquisition, while certain other active purported class or representative actions were filed in 2018, 2019 and 2020. The Company has retained outside counsel to represent it in these matters and is vigorously defending its interests.

Legal Matters Related to Take 5

USAO and FBI Voluntary Disclosure and Investigation Related to Take 5

The Company voluntarily disclosed to the United States Attorney’s Office and the Federal Bureau of Investigation certain misconduct occurring at Take 5, a line of business that the Company closed in July 2019. The Company intends to cooperate in this and any other governmental investigations that may arise in connection with the Take 5 Matter. At this time, the Company cannot predict the ultimate outcome of any investigation related to the Take 5 Matter and is unable to estimate the potential impact such an investigation may have on the Company.

Arbitration Proceedings Related to Take 5

In August 2019, as a result of the Take 5 Matter, the Company provided a written indemnification claim notice to the sellers of Take 5, or the Take 5 Sellers, seeking monetary damages (including interest, fees and costs) based on allegations of breach of the asset purchase agreement, or Take 5 APA, as well as fraud. In September 2019, the Take 5 Sellers initiated arbitration proceedings against the Company, alleging breach of the Take 5 APA as a result of the Company’s decision to terminate the operations of the Take 5 business, and seeking monetary damages equal to all unpaid earn-out payments under the Take 5 APA (plus interest, fees and costs). The Company filed its response to the Take 5 Seller’s claims, and asserted indemnification, fraud and other claims against the Take 5 Sellers as counterclaims and cross-claims in the arbitration proceedings. The Company is currently unable to estimate the potential impact related to these arbitration proceedings, but the Company has retained outside counsel to represent the Company in these matters and intends to vigorously pursue the Company’s interests.

Other Legal Matters Related to Take 5

The Take 5 Matter may result in additional litigation against the Company, including lawsuits from clients, or governmental investigations, which may expose the Company to potential liability in excess of the amounts being offered by the Company as refunds to Take 5 clients. The Company is currently unable to determine the amount of any potential liability, costs or expenses (above the amounts already being offered as refunds) that may result from any lawsuits or investigations associated with the Take 5 Matter or determine whether any such issues will have any future material adverse effect on our financial position, liquidity, or results of operations. Although the Company has insurance covering certain liabilities, the Company cannot assure that the insurance will be sufficient to cover any potential liability or expenses associated with the Take 5 Matter.

Surety Bonds

In the ordinary course of business, the Company is required to provide financial commitments in the form of surety bonds to third parties as a guarantee of its performance on and its compliance with certain obligations. If the Company were to fail to perform or comply with these obligations, any draws upon surety bonds issued on its behalf would then trigger the Company’s payment obligation to the surety bond issuer. The Company has outstanding surety bonds issued for its benefit of $0.5 million and $10.0 million as of December 31, 2019 and 2018, respectively.

18. Subsequent Events

Subsequent to December 31, 2019, the Company completed three business acquisitions in the United States, which were two sales agencies and a marketing agency. The aggregate cash paid for these consummated acquisitions was $50.7 million. The purchase agreements related to those acquisitions included contingent consideration with a maximum payment outcome of $45.8 million and holdback of $3.5 million. For certain business acquisitions, management has not yet completed the evaluation of the allocation of total consideration to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition as it is impracticable to provide as of the date of this filing.

On March 11, 2020 the World Health Organization declared a novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of this filing, as a result of the COVID-19 pandemic and the related containment and mitigation measures, the Company has encountered adverse effects on certain of its business operations including the temporary termination of certain in-store demonstration services as well as reduced demand for other services. In response to these business disruptions, the Company has taken several actions including reducing certain of its discretionary expenditures, eliminating non-essential travel and terminating, furloughing or instituting pay reductions and deferrals for some of its employees. At this time, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may adversely impact its consolidated financial position, consolidated results of operations, and consolidated cash flows in fiscal 2020.

In response to the COVID-19 pandemic and the related containment and mitigation measures, in March 2020, the Company increased its borrowings by $80.0 million of borrowing under the Series A Revolving Credit Facility as a precautionary measure to increase its cash position, preserve financial flexibility and maintain liquidity. The Company does not have any current intentions for the borrowings however, in accordance with the terms of the Series A Revolving Credit Facility, may use the borrowings in the future for working capital, general corporate or other purposes permitted thereunder. The Series A Revolving Credit Facility matures on April 23, 2021 and the Company’s First and Second Lien Term Loans mature in July 2021 and July 2022, respectively. The uncertainty around the duration and impacts of the COVID-19 outbreak may also adversely impact the Company’s ability to refinance these debt obligations in the future on favorable terms.

On April 1, 2020, the Company signed a term sheet with a lender related to an accounts receivable securitization program, in which the Company will maintain effective control over the receivables.

The Company has completed an evaluation of all subsequent events through April 22, 2020, the date its consolidated financial statements were originally available to be issued.

19. Events Subsequent to the Original Issuance of the Consolidated Financial Statements

As further discussed in Note 7, the Company’s First Lien Term Loan matures in July 2021. The Company’s available liquidity plus the expected additional cash generated by operations prior to that maturity date will not be sufficient to pay such debt obligations prior to or at the maturity date without additional financing. The Company intends to seek to refinance all of the $2.5 billion outstanding under the First Lien Term

Loan prior to July 2021. While the Company is actively working on such refinancing prior to July 2021, there can be no assurances that the Company will have the ability to refinance the First Lien Term Loan prior to maturity in July 2021 on terms that are favorable or at all.

20. Events Subsequent to the Original Issuance of the Consolidated Financial Statements (Unaudited)

On April 24, 2020, the Company entered into an accounts receivable securitization facility under which accounts receivable of certain domestic subsidiaries are sold on a non-recourse basis to a special purpose entity (“SPE”), which is a bankruptcy-remote, consolidated subsidiary of the Company. Accordingly, the assets of the SPE are not available to satisfy the obligations of the Company or any of its subsidiaries. From time to time, the SPE may finance such accounts receivable with a revolving loan facility secured by a pledge of such accounts receivable. The amount of outstanding borrowings on the revolving loan facility at any one time is limited to $300.0 million. The agreement governing the accounts receivable securitization facility provides for an initial three-year term and may be extended and contains certain covenants and termination events. An occurrence of an event of default or a termination event under the accounts receivable securitization facility may give rise to the right of its counterparty to terminate this facility. On April 27, 2020 the Company obtained $120.0 million under its accounts receivable securitization facility, representing the minimum funding threshold of 60.0% of the $200.0 million borrowing base. The Company guaranteed the performance of the obligations of its subsidiaries that sell and service the account receivable under the accounts receivable securitization facility. In accordance with the terms of the accounts receivable securitization facility, the Company may use the borrowings for working capital, general corporate or other purposes permitted thereunder.

On May 15, 2020, the Company received $7.7 million from its representation warranty and indemnity policy related to the Take 5 acquisition for claims related to the Take 5 Matter, the maximum aggregate recovery under the policy.

On May 25, 2020, a subsidiary of the Company operating in Japan entered into two loan agreements and had aggregate principal amount of $2.8 million borrowings from a bank lender pursuant to a local government loan program. The loan bears an interest rate of 1.82% per annum with maturity date of May 27, 2029 and amounts under the loans will be repayable to the lender in monthly installments.

On September 7, 2020, the Company entered into definitive agreement with Conyers Park II Acquisition Corp. (“Conyers Park”) whereby the Company will merge with and into a wholly owned subsidiary of Conyers Park, with the Company surviving the merger (the “Merger”). As consideration for its ownership of the Advantage’s common stock, under the terms of the Merger Agreement, at the effective time of the Merger, Topco will receive shares of Class A common stock of Conyers Park that are expected to represent approximately 61.74% of the outstanding shares of Conyers Park Class A common stock immediately after the effective time of the Merger and related transactions, and security holders of Conyers Park as of immediately prior to the effective time of the Merger are expected to own approximately 17.05% of the outstanding shares of Conyers Park Class A common stock immediately after the effective time of the Merger and related transactions. These levels of ownership interest: (a) assume the sale of 70.0 million shares of Conyers Park Class A common stock substantially concurrently with the effective time of the Merger, (b) exclude the impact of any future exercise of Conyers Park’s warrants to purchase shares of Class A common stock that will remain outstanding after the Merger, (c) assume that no Conyers Park public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Conyers Park’s trust account, (d) assume that no shares are issued pursuant to the Advantage Solutions Inc. 2020 Incentive Plan in connection with the completion of the Merger and (e) assume that no shares are issued pursuant to the Advantage Solutions Inc. 2020 Employee Stock Purchase Plan in connection with the completion of the Merger. The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Conyers Park will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current stockholder of the Company, Topco, having a relative majority of the voting power of the combined entity, the operations of the Company prior to the Merger comprising the only ongoing operations of the combined entity, and senior management of the Company comprising the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of the Company with the acquisition being treated as the equivalent of the Company issuing stock for the net assets of Conyers Park, accompanied by a recapitalization. The net assets of Conyers Park will be stated at historical cost, with no goodwill or other intangible assets recorded. In connection with the Merger, the Company intends to enter into a new term loan facility in the aggregate principal amount of $2.1 billion after repayment of its existing senior secured first-line term loan facility and senior secured second-lien facility.

21. Events Subsequent to the Original Issuance of the Consolidated Financial Statements (Unaudited)

On September 7, 2020 the Company entered into an agreement and plan of merger (as amended, modified, supplemented or waived, the “Merger Agreement”), with Conyers Park II Acquisition Corp., now known as Advantage Solutions Inc. (“Conyers Park”), CP II Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Conyers Park (“Merger Sub”), and Karman Topco L.P., a Delaware limited partnership (“Topco”).

In September 2020 and in connection with its entry into the Merger Agreement, Conyers Park entered into subscription agreements (collectively, the “Subscription Agreements”) pursuant to which certain investors, including the CP Sponsor and participating equityholders of Topco (the “Advantage Sponsors”), agreed to purchase Common Stock at a purchase price of $10.00 per share (the “PIPE Investment”).

On October 27, 2020, Conyers Park held a special meeting of stockholders (the “Special Meeting”), at which the Conyers Park stockholders considered and adopted, among other matters, a proposal to approve the business combination, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements. Pursuant to the terms of the Merger Agreement, following the Special Meeting, on October 28, 2020 (the “Closing Date”), Merger Sub was merged with and into the Company with the Company being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). On the Closing Date, the PIPE Investment was consummated, and 85,540,000 shares of Common Stock were sold for aggregate gross proceeds of $855.4 million. Of the 85,540,000, the CP Sponsor and the Advantage Sponsors acquired 35,540,000 shares of Common Stock, and other purchasers acquired 50,000,000 shares of Common Stock.

Holders of 32,114,818 shares of Conyers Park’s Class A common stock (“Common Stock”) sold in its initial public offering properly exercised their right to have such shares redeemed for a full pro rata portion of the trust account holding the proceeds from Conyers Park’s initial public offering, calculated as of two business days prior to the consummation of the business combination, $10.06 per share, or $323.1 million in the aggregate (collectively, the “Redemptions”).

As a result of the Merger, among other things, pursuant to the Merger Agreement, Conyers Park issued to Topco, as sole stockholder of Advantage prior to the Merger, an aggregate consideration equal to (a) 203,750,000 shares of Common Stock, and (b) 5,000,000 shares of Common Stock that will remain subject to forfeiture unless and until vesting upon the achievement of a market performance condition.

After giving effect to the Transactions, the Redemptions, and the consummation of the PIPE Investment, there were currently 313,425,182 shares of Common Stock issued and outstanding as of the Closing Date. The Common Stock and outstanding warrants of Conyers Park (renamed “Advantage Solutions Inc.”) commenced trading on the Nasdaq Stock Market under the symbols “ADV” and “ADVWW”, respectively, on October 29, 2020.

As noted above, an aggregate of $323.1 million was paid from the Conyers Park’s trust account to holders in connection with the Redemption, and the remaining balance immediately prior to the closing of the Transactions of approximately $131.2 million remained in the trust account. The remaining amount in the trust account, combined with funds the New Senior Secured Credit Facilities, was used to fund the Transactions, including the entry into.

In connection with the Merger, the Company repaid and terminated the Credit Facilities, at a total cost of $86.0 million. This amount was repaid by the Company in a combination of (i) cash on hand, (ii) proceeds from the PIPE Investment, (iii) the entry by Advantage Sales & Marketing, Inc. (“ASM”), a wholly owned subsidiary of the Company, into (a) the New Revolving Credit Facility, which permits borrowing in an aggregate principal amount of up to $400.0 million, subject to borrowing base capacity, of which $100.0 million of principal amount was borrowed as of October 28, 2020, and (b) the New Credit Facility in an aggregate principal amount of $1.325 billion, and (iv) the issuance by FinCo of $775.0 million aggregate principal amount of Senior Secured Notes.

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Conyers Park will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current stockholder of the Company, Topco, having a relative majority of the voting power of the combined entity, the operations of the Company prior to the Merger comprising the only ongoing operations of the combined entity, and senior management of the Company comprising the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of the Company with the acquisition being treated as the equivalent of the Company issuing stock for the net assets of Conyers Park, accompanied by a recapitalization. The net assets of Conyers Park will be stated at historical cost, with no goodwill or other intangible assets recorded.

Advantage Solutions Inc. is now referred to as ASI Intermediate Corp.

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events through December 4, 2020, the date the financial statements were available to be reissued.

SCHEDULE I

ADVANTAGE SOLUTIONS INC.

CONDENSED PARENT ONLY FINANCIAL INFORMATION

OF ADVANTAGE SOLUTIONS INC.

CONDENSED BALANCE SHEETS

	December 31,
(in thousands)	2019	2018
ASSETS
Investment in subsidiaries	$1,577,799	$1,592,464

Total assets	$1,577,799	$1,592,464

LIABILITIES AND STOCKHOLDER’S EQUITY
Equity attributable to stockholder of Advantage Solutions Inc.
Common stock authorized, 1,000 shares of $0.01 par value; issued and outstanding 125 shares as of December 31, 2019 and 2018	—	—
Additional paid-in capital	2,337,491	2,336,287
Accumulated deficit	(745,295)	(724,123)
Loans to Karman Topco L.P.	(6,244)	(6,050)
Accumulated other comprehensive loss	(8,153)	(13,650)

Total equity attributable to stockholder of Advantage Solutions Inc.	1,577,799	1,592,464
Equity attributable to noncontrolling interest	—	—

Total stockholder’s equity	1,577,799	1,592,464

Total liabilities and stockholder’s equity	1,577,799	1,592,464

See notes to condensed financial statements

SCHEDULE I

ADVANTAGE SOLUTIONS INC.

CONDENSED PARENT ONLY FINANCIAL INFORMATION

OF ADVANTAGE SOLUTIONS INC.

CONDENSED STATEMENTS OF OPERATIONS

Year Ended December 31,
(in thousands)	2019	2018	2017
Revenues	$—	$—	$—
Cost of revenues	—	—	—
Selling, general, and administrative expenses	—	—	—
Depreciation and amortization	—	—	—

Total expenses	—	—	—

Operating income	—	—	—
Interest expense, net	—	—	—

Income before income taxes and equity in net income of subsidiaries	—	—	—
Provision for income taxes	—	—	—

Net income before equity in net income of subsidiaries	—	—	—
Less: net income attributable to noncontrolling interests	—	—	—

Equity in net (loss) income of subsidiaries	(21,172)	(1,157,332)	386,405
Other comprehensive income (loss), net tax equity in comprehensive income (loss) of Subsidiaries	5,497	(8,961)	7,793

Total comprehensive (loss) income	$(15,675)	$(1,166,293)	$394,198

See notes to condensed financial statements

ADVANTAGE SOLUTIONS INC.

CONDENSED PARENT ONLY FINANCIAL INFORMATION

OF ADVANTAGE SOLUTIONS INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Basis of Presentation

In the parent company only financial statements, Advantage Solutions Inc.’s (“Parent”) investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries during the years ended December 31, 2019 and 2018. The accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. A condensed statement of cash flows was not presented because Parent’s operating activities have no cash impact and there were no investing or financing cash flow activities during the years ended December 31, 2019, 2018, and 2017. This information should be read in conjunction with the accompanying Consolidated Financial Statements.

2. Credit Agreement Restrictions

Pursuant to the terms of the First Lien Credit Agreement and Second Lien Credit Agreement discussed in Note 7, Debt, of the Notes to the Consolidated Financial Statements, the Parent’s subsidiaries have restrictions on their ability to pay dividends or make intercompany loans and advances to the Parent. Since the restricted net assets of the Parent’s subsidiaries exceed 25% of the consolidated net assets of the Parent and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X.

The First Lien Credit Agreement includes restrictions on the ability of Karman Intermediate Corp. (“Holdings”) to conduct activities other than as a passive holding company, and on the ability of Advantage Sales & Marketing Inc. (the “Borrower”) and its restricted subsidiaries to, among other things, incur liens and indebtedness, make investments, acquisitions and dispositions, make dividends, distributions or payments in respect of junior debt, merge or make other fundamental changes or enter into transactions with affiliates, in each case subject to certain financial limits and other exceptions. These covenants are subject to a number of exceptions, including an exception that permits unlimited distributions if the Borrower’s senior secured net leverage ratio is equal to or less than 6.00:1.00. As of December 31, 2019, and 2018, the Borrower did not meet such leverage ratio.

The Second Lien Credit Agreement contains restrictive covenants that are substantially the same as those in the First Lien Credit Agreement, with exceptions that are generally the same as, but more lenient than, those in the First Lien Credit Agreement. As a result of these restrictions, the Parent’s subsidiaries held approximately $1,499.8 million and $1,519.3 million of restricted net assets as of December 31, 2019 and 2018, respectively.

ADVANTAGE SOLUTIONS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$486,396	$184,224
Restricted cash	17,429	14,801
Accounts receivable, net of allowances of $12,681 and $15,107, respectively	553,584	684,046
Prepaid expenses and other current assets	125,409	69,420

Total current assets	1,182,818	952,491
Property and equipment, net	85,069	114,690
Goodwill	2,153,855	2,116,696
Other intangible assets, net	2,489,465	2,600,596
Investments in unconsolidated affiliates	113,804	111,663
Other assets	76,348	116,547

Total assets	$6,101,359	$6,012,683

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$26,170	$27,655
Accounts payable	171,321	179,415
Accrued compensation and benefits	157,436	136,645
Other accrued expenses	110,314	128,835
Deferred revenues	49,762	45,581

Total current liabilities	515,003	518,131
Long-term debt, net of current portion	3,287,349	3,172,087
Deferred income tax liabilities, net	502,891	506,362
Other long-term liabilities	148,396	146,297

Total liabilities	4,453,639	4,342,877

Commitments and contingencies (Note 10)

Equity attributable to stockholder of Advantage Solutions Inc.
Common stock authorized, 1,000 shares of $0.01 par value; issued and outstanding 125 shares as of September 30, 2020 and December 31, 2019	—	—
Additional paid in capital	2,339,141	2,337,491
Accumulated deficit	(768,458)	(745,295)
Loans to Karman Topco L.P.	(6,320)	(6,244)
Accumulated other comprehensive loss	(8,500)	(8,153)

Total equity attributable to stockholder of Advantage Solutions Inc.	1,555,863	1,577,799
Nonredeemable noncontrolling interest	91,857	92,007

Total stockholder’s equity	1,647,720	1,669,806

Total liabilities and stockholder’s equity	$6,101,359	$6,012,683

See Notes to the Unaudited Condensed Consolidated Financial Statements.

ADVANTAGE SOLUTIONS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Nine Months Ended
(in thousands, except share and per share data)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenues	$784,345	$981,682	$2,305,284	$2,772,187
Cost of revenues (exclusive of depreciation and amortization shown separately below)	625,363	809,243	1,881,979	2,323,341
Selling, general, and administrative expenses	11,855	38,042	133,480	134,786
Recovery from Take 5	—	—	(7,700)	—
Depreciation and amortization	58,556	57,872	177,513	174,424

Total expenses	695,774	905,157	2,185,272	2,632,551

Operating income	88,571	76,525	120,012	139,636
Interest expense, net	48,243	57,762	151,558	178,471

Income (loss) before income taxes	40,328	18,763	(31,546)	(38,835)
Provision for (benefit from) income taxes	3,623	(3,968)	(8,714)	(4,277)

Net income (loss)	36,705	22,731	(22,832)	(34,558)
Less: net income attributable to noncontrolling interest	756	142	331	649

Net income (loss) attributable to stockholder of Advantage Solutions Inc.	35,949	22,589	(23,163)	(35,207)
Other comprehensive income (loss), net tax:
Foreign currency translation adjustments	5,970	(3,576)	(347)	(1,772)

Total comprehensive income (loss) attributable to stockholder of Advantage Solutions Inc.	$41,919	$19,013	$(23,510)	$(36,979)

Net income (loss) per common share:
Basic	$287,595	$180,713	$(185,304)	$(281,655)

Diluted	$287,595	$180,713	$(185,304)	$(281,655)

Weighted-average number of common shares:
Basic	125	125	125	125

Diluted	125	125	125	125

See Notes to the Unaudited Condensed Consolidated Financial Statements.

ADVANTAGE SOLUTIONS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Loans to Parent	Accumulated Other Comprehensive Income (Loss)	Advantage Solutions Inc. Stockholder’s Equity	Nonredeemable noncontrolling Interests	Total Stockholder’s Equity
(in thousands, except share data)	Shares	Amount
Balance at June 30, 2020	125	$—	$2,339,141	$(804,407)	$(6,282)	$(14,470)	$1,513,982	$87,483	$1,601,465
Comprehensive income
Net income	—	—	—	35,949	—	—	35,949	756	36,705
Foreign currency translation adjustments	—	—	—	—	—	5,970	5,970	3,618	9,588

Total comprehensive income							41,919	4,374	46,293

Loans to Karman Topco L.P.	—	—	—	—	(38)	—	(38)	—	(38)

Balance at September 30, 2020	125	$—	$2,339,141	$(768,458)	$(6,320)	$(8,500)	$1,555,863	$91,857	$1,647,720

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Loans to Parent	Other Comprehensive Income (Loss)	Solutions Inc. Stockholder’s Equity	Nonredeemable noncontrolling Interests	Total Stockholder’s Equity
(in thousands, except share data)	Shares	Amount
Balance at June 30, 2019	125	$—	$2,336,388	$(781,919)	$(6,125)	$(11,846)	$1,536,498	$83,437	$1,619,935
Comprehensive income (loss)
Net income	—	—	—	22,589	—	—	22,589	142	22,731
Foreign currency translation adjustments	—	—	—	—	—	(3,576)	(3,576)	(2,801)	(6,377)

Total comprehensive income (loss)							19,013	(2,659)	16,354

Increase in noncontrolling interest	—	—	—	—	—	—	—	2,503	2,503
Loans to Karman Topco L.P.	—	—	—	—	(38)	—	(38)	—	(38)
Equity-based compensation	—	—	563	—	—	—	563	—	563

Balance at September 30, 2019	125	$—	$2,336,951	$(759,330)	$(6,163)	$(15,422)	$1,556,036	$83,281	$1,639,317

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Loans to Parent	Other Comprehensive Income (Loss)	Solutions Inc. Stockholder’s Equity	Nonredeemable noncontrolling Interests	Total Stockholder’s Equity
(in thousands, except share data)	Shares	Amount
Balance at December 31, 2019	125	$—	$2,337,491	$(745,295)	$(6,244)	$(8,153)	$1,577,799	$92,007	$1,669,806
Comprehensive loss
Net loss	—	—	—	(23,163)	—	—	(23,163)	331	(22,832)
Foreign currency translation adjustments	—	—	—	—	—	(347)	(347)	(481)	(828)

Total comprehensive loss							(23,510)	(150)	(23,660)

Loans to Karman Topco L.P.	—	—	—	—	(76)	—	(76)	—	(76)
Equity-based compensation	—	—	1,650	—	—	—	1,650	—	1,650

Balance at September 30, 2020	125	$—	$2,339,141	$(768,458)	$(6,320)	$(8,500)	$1,555,863	$91,857	$1,647,720

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Loans to Parent	Other Comprehensive Income (Loss)	Solutions Inc. Stockholder’s Equity	Nonredeemable noncontrolling Interests	Total Stockholder’s Equity
(in thousands, except share data)	Shares	Amount
Balance at December 31, 2018	125	$—	$2,336,287	$(724,123)	$(6,050)	$(13,650)	$1,592,464	$76,850	$1,669,314
Comprehensive income (loss)
Net (loss) income	—	—	—	(35,207)	—	—	(35,207)	649	(34,558)
Foreign currency translation adjustments	—	—	—	—	—	(1,772)	(1,772)	(3,327)	(5,099)

Total comprehensive income (loss)							(36,979)	(2,678)	(39,657)

Redemption of noncontrolling interest	—	—	(109)	—	—	—	(109)	(523)	(632)
Increase in noncontrolling interest	—	—	—	—	—	—	—	9,632	9,632
Loans to Karman Topco L.P.	—	—	—	—	(113)	—	(113)	—	(113)
Equity-based compensation	—	—	773	—	—	—	773	—	773

Balance at September 30, 2019	125	$—	$2,336,951	$(759,330)	$(6,163)	$(15,422)	$1,556,036	$83,281	$1,639,317

See Notes to the Unaudited Condensed Consolidated Financial Statements.

ADVANTAGE SOLUTIONS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
(in thousands)	September 30, 2020	September 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(22,832)	$(34,558)
Adjustments to reconcile net loss to net cash provided by operating activities
Noncash interest expense	11,928	15,000
Depreciation and amortization	177,513	174,424
Fair value adjustments related to contingent consideration liabilities	4,162	7,779
Deferred income taxes	(3,432)	(37,984)
Equity-based compensation	1,650	773
Equity in earnings of unconsolidated affiliates	(3,116)	(2,967)
Distribution received from unconsolidated affiliates	162	568
Loss on disposal of fixed assets	18,682	—
Noncash expenses related to lease abandonments	(1,777)	—
Loss on divestiture	—	769
Changes in operating assets and liabilities, net of effects from purchases of businesses:
Accounts receivable	131,229	13,027
Prepaid expense and other assets	31,839	7,423
Accounts payable	(10,992)	10,037
Accrued compensation and benefits	20,942	25,867
Deferred revenues	3,247	1,214
Other accrued expenses and other liabilities	(69,100)	(50,524)

Net cash provided by operating activities	290,105	130,848

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of businesses, net of cash acquired	(51,389)	(5,171)
Purchase of investment in unconsolidated affiliates	—	(1,493)
Purchase of property and equipment	(23,183)	(36,739)
Proceeds from divestiture	—	1,750
Return on investments from unconsolidated affiliates	—	821

Net cash used in investing activities	(74,572)	(40,832)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under lines of credit	104,918	9,964
Payments on lines of credit	(106,153)	(10,085)
Proceeds from accounts receivable securitization facility	120,000	—
Proceeds from government loans for COVID-19 relief	2,846	—
Principal payments on long-term debt	(19,793)	(19,075)
Contingent consideration and holdback payments	(11,364)	(22,396)
Contribution from noncontrolling interest	—	7,129
Redemption of noncontrolling interest	—	(632)

Net cash provided by (used in) financing activities	90,454	(35,095)

Net effect of foreign currency fluctuations on cash	(1,187)	(1,239)
Net change in cash, cash equivalents and restricted cash	304,800	53,682

Cash, cash equivalents and restricted cash, beginning of period	199,025	144,519

Cash, cash equivalents and restricted cash, end of period	$503,825	$198,201

SUPPLEMENTAL CASH FLOW INFORMATION
Purchase of property and equipment recorded in accounts payable and accrued expenses	135	570
Note payable related to settlement of contingent consideration	6,194	9,385

See Notes to the Unaudited Condensed Consolidated Financial Statements.

ADVANTAGE SOLUTIONS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Advantage Solutions Inc., now known as ASI Intermediate Corp. (including its subsidiaries, the “Company” or “Advantage”), is a leading business solutions provider to consumer goods manufacturers and retailers. The Company’s customizable suite of technology-enabled sales and marketing solutions is designed to help manufacturers and retailers across a broad range of channels drive consumer demand, increase sales, and achieve operating efficiencies.

Refinancing

As of September 30, 2020, the Company had an aggregate of $3.3 billion of debt outstanding under the Company’s existing first lien credit agreement (the “First Lien Credit Agreement”), its existing second lien credit agreement (“the Second Lien Credit Agreement”) and its existing accounts receivable securitization facility (the “AR Facility” and, collectively with the First Lien Credit Agreement and the Second Lien Credit Agreement, the “Credit Facilities”). Approximately $2.5 billion of debt outstanding under the Credit Facilities was scheduled to mature in July 2021. As further discussed in Note 11, Subsequent Events, on October 28, 2020, the Company repaid the outstanding debt and accrued interest under the Credit Facilities, at a total cost of $86.0 million, from a combination of (i) cash on hand, (ii) proceeds from certain private investments in Class A common stock of Conyers Park II Acquisition Corp., now known as Advantage Solutions Inc. (“Conyers Park”), (iii) the entry by Advantage Sales & Marketing, Inc., a wholly owned subsidiary of the Company (“ASM”), into (a) a new senior secured asset-based revolving credit facility, which permits borrowing in an aggregate principal amount of up to $400.0 million, subject to borrowing base capacity (the “New Revolving Credit Facility”), of which $100.0 million of principal amount was borrowed as of October 28, 2020, and (b) a new secured first lien term loan credit facility in an aggregate principal amount of $1.325 billion (the “New Term Loan Facility” and, together with the New Revolving Credit Facility, the “New Senior Secured Credit Facilities”), and (iv) the issuance by Advantage Solutions FinCo LLC, a direct subsidiary of ASM (“Finco”), of $775.0 million aggregate principal amount of 6.50% Senior Secured Notes due 2028 (the “Senior Secured Notes”).

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statements’ issuance date. Based on the actions the Company has taken as described above and its resulting current resources, the Company completed an updated evaluation of the Company’s ability to continue as going concern and has concluded the factors that previously raised substantial doubt about the Company’s ability to continue as going concern no longer exist as of the issuance date of these condensed consolidated financial statements.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. The unaudited condensed consolidated financial statements do not include all of the information required by accounting principles generally accepted in the United States (“U.S. GAAP”). The Condensed Consolidated Balance Sheet at December 31, 2019 was derived from the audited consolidated financial statements at that date and does not include all the disclosures required by U.S. GAAP. In the opinion of management, all adjustments which are of a normal recurring nature and necessary for a fair statement of the results as of September 30, 2020 and for the three months ended and the nine months ended September 30, 2020 and 2019 have been reflected in the condensed consolidated financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019 and the related footnotes thereto. Operating results for the three months ended and the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period.

Take 5 Matter

On April 1, 2018, the Company acquired certain assets and assumed liabilities of Take 5 Media Group (“Take 5”) for total consideration of $81.6 million, including the fair value of contingent consideration of $4.6 million and holdback liabilities of $0.8 million. In June 2019, as a result of a review of internal allegations related to inconsistency of data provided by Take 5 to its clients, the Company commenced an investigation into Take 5’s operations. In July 2019, as a result of the Company’s investigation, the Company determined that revenue during the fiscal year ended December 31, 2018 attributable to the Take 5 business had been recognized for services that were not performed on behalf of clients of Take 5 and that inaccurate reports were made to Take 5 clients about those services (referred to as the “Take 5 Matter”). As a result of these findings, in July 2019, the Company terminated all operations of Take 5, including the use of its associated trade names and the offering of its services to its clients and offered refunds to Take 5 clients of collected revenues attributable to Take 5 since the Company’s acquisition of Take 5. The Company also determined that the amounts assigned to the assets of Take 5 acquired on the acquisition date had been improperly established based on inaccurate assumptions as to the fair value of the assets acquired and recorded a loss on Take 5 charge of $79.2 million in the Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2018.

In May 2020, the Company received $7.7 million from its representation warranty and indemnity policy related to the Take 5 acquisition for claims related to the Take 5 Matter, the maximum aggregate recovery under the policy.

Recent Accounting Standards

Recent Accounting Standards Adopted by the Company

In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This guidance modifies the disclosure requirements on fair value measurements in Topic 820 based on the consideration of costs and benefits to promote the appropriate exercise and discretion by entities when considering fair value measurement disclosures and to clarify that materiality is an appropriate consideration of entities and their auditors when evaluating disclosure requirements. The amendments in this update are effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The adoption of this accounting standard did not have a material impact on the Company’s condensed consolidated financial statements.

Accounting Standards Recently Issued but Not Yet Adopted by the Company

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional expedients and exceptions for U.S. GAAP to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate if certain criteria are met. The amendments in this update are effective for reporting periods that include or are subsequent to March 12, 2020. Once adopted, the amendments in this update must be applied prospectively for all eligible contract modifications for that topic. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

All other new accounting pronouncements issued, but not yet effective or adopted have been deemed to be not relevant to the Company and, accordingly, are not expected to have a material impact once adopted.

2. Revenue Recognition

The Company recognizes revenue when control of promised goods or services are transferred to the client in an amount that reflects the consideration that the Company expects to be entitled to in exchange for such goods or services. Substantially all of the Company’s contracts with clients involve the transfer of a service to the client, which represents a performance obligation that is satisfied over time because the client simultaneously receives and consumes the benefits of the services provided. In most cases, the contracts consist of a performance obligation that is comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). For these contracts, the Company allocates the ratable portion of the consideration based on the services provided in each period of service to such period.

Revenues related to the sales segment are primarily recognized in the form of commissions, fee-for-service, or on a cost-plus basis for providing headquarter relationship management, analytics, insights and intelligence services, administrative services, retail services, retailer client relationships and in-store media programs, and digital technology solutions (which include business intelligence solutions, e-commerce services, and content services).

Marketing segment revenues are primarily recognized in the form of fee-for-service (including retainer fees, fees charged to clients based on hours incurred, project-based fees, or fees for executing in-person consumer engagements or experiences, which engagements or experiences the Company refers to as “events”), commissions, or on a cost-plus basis for providing experiential marketing, shopper and consumer marketing services, private label development and digital, social, and media services.

The Company disaggregates revenues from contracts with clients by reportable segment. Revenues within each segment are further disaggregated between brand-centric services and retail-centric services. Brand-centric services are centered on providing solutions to support manufacturers’ sales and marketing strategies. Retail-centric services are centered on providing solutions to retailers. Disaggregated revenues were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
(in thousands)
Sales brand-centric services	$321,770	$307,055	$918,176	$886,009
Sales retail-centric services	220,292	196,280	591,923	548,859

Total sales revenues	542,062	503,335	1,510,099	1,434,868

Marketing brand-centric services	111,077	119,209	289,796	330,145
Marketing retail-centric services	131,206	359,138	505,389	1,007,174

Total marketing revenues	242,283	478,347	795,185	1,337,319

Total revenues	$784,345	$981,682	$2,305,284	$2,772,187

Substantially all of the Company’s contracts with its clients either have a contract term that is less than one year with options for renewal and/or can be cancelled by either party upon 30 to 120 days’ notice. The Company does not have significant consideration allocated to remaining performance obligations for contracts with a contract term that exceeds one year. When the Company satisfies its performance obligation and recognizes revenues, the Company has a present and unconditional right to payment and records the receivable from clients in Accounts receivable, net of allowances in the Condensed Consolidated Balance Sheet.

For certain contracts with clients, the Company is entitled to additional fees upon meeting specific performance goals or thresholds, which are referred to as bonus revenues. Bonus revenues are variable consideration and are estimated using an expected value/most likely amount approach. Bonus revenues are recognized as revenues as the related services are performed for the client. The Company records an adjustment to revenues for differences between estimated revenues and the amounts ultimately invoiced to the client. Adjustments to revenues during the current period related to services transferred during prior periods were not material for the three months and the nine months ended September 30, 2020.

The Company evaluates each client contract individually in accordance with the applicable accounting guidance to determine whether the Company acts as a principal (whereby the Company would present revenues on a gross basis), or as an agent (whereby the Company would present revenues on a net basis). While the Company primarily acts as a principal in its arrangements and reports revenues on a gross basis, the Company will occasionally act as an agent and accordingly presents revenues on a net basis. For example, for certain advertising arrangements, the Company’s clients purchase media content in advance, and the Company does not take on any risk of recovering its cost to acquire the media content. As a result, the Company determined it acts as the agent in these arrangements and records revenues and their related costs on a net basis. However, in cases where media content is not purchased in advance by its clients, the Company records such revenues and its related costs on a gross basis, as it bears the risk of recovering the costs to acquire the revenues related to such media content and it is responsible for fulfillment of the services thereunder.

Contract liabilities represent deferred revenues which are cash payments that are received in advance of the Company’s satisfaction of the applicable obligation(s) and are included in Deferred revenues in the Condensed Consolidated Balance Sheets. Deferred revenues are recognized as revenues when the related services are performed for the client. Revenues recognized during the three months and the nine months ended September 30, 2020 that were included in Deferred revenues as of December 31, 2019 were $3.8 million and $31.0 million, respectively.

3. Acquisitions

2020 Acquisitions

The Company acquired three businesses during the nine months ended September 30, 2020, of which two were sales agencies and one was a marketing agency. The acquisitions were accounted for under the acquisition method of accounting. As such, the purchase consideration for each acquired business was allocated to the acquired tangible and intangible assets and liabilities assumed based upon their respective fair values. Assets acquired and liabilities assumed in the business combination were recorded on the Company’s financial statements as of the acquisition date based upon the estimated fair value at such date. The excess of the purchase consideration over the estimated fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The allocation of the excess purchase price was based upon preliminary estimates and assumptions and is subject to revision when the Company receives final information. Accordingly, the measurement period for such purchase price allocations will end when the information, or the facts and circumstances, becomes available, but will not exceed twelve months. The results of operations of the business acquired by the Company have been included in the Condensed Consolidated Statements of Comprehensive Loss since the date of acquisition.

The aggregate purchase price for the acquisitions referenced above was $72.1 million, which includes $51.4 million paid in cash, $17.2 million recorded as contingent consideration liabilities, and $3.5 million recorded as holdback amounts. Contingent consideration payments are determined based on future financial performance and payment obligations (as defined in the applicable purchase agreement) and recorded at fair value. The maximum potential payment outcome related to the acquisitions is $45.8 million. Holdback amounts are used to withhold a portion of the initial purchase price payment until certain post-closing conditions are satisfied and are typically settled within 24 months of the acquisition. The goodwill related to the acquisitions represented the value paid for the assembled workforce, geographic presence, and expertise. Of the resulting goodwill relating to these acquisitions, $19.8 million is deductible for tax purposes.

The preliminary fair values of the identifiable assets and liabilities of the acquisitions completed during the nine months ended September 30, 2020, at the respective acquisition dates, are as follows:

(in thousands)
Consideration:
Cash	$51,389
Holdbacks	3,487
Fair value of contingent consideration	17,210

Total consideration	$72,086

Recognized amounts of identifiable assets acquired and liabilities assumed:
Assets
Accounts receivable	$2,605
Other assets	2,925
Property and equipment	321
Identifiable intangible assets	32,610

Total assets	38,461

Liabilities
Total liabilities	4,402

Total identifiable net assets	34,059

Goodwill arising from acquisitions	$38,027

The identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives. The preliminary fair value and estimated useful lives of the intangible assets acquired are as follows:

(in thousands)	Amount	Weighted Average Useful Life
Client relationships	$32,610	10 years

The operating results of the businesses acquired during the nine months ended September 30, 2020 contributed total revenues of $17.8 million and $44.7 million in the three months ended and the nine months ended September 30, 2020, respectively. The Company has determined that the presentation of net income from the date of acquisition is impracticable due to the integration of the operations upon acquisition.

During the three months and the nine months ended September 30, 2020, the Company incurred zero and $0.2 million, respectively, in transaction costs related to the acquisitions described above. These costs have been included in “Selling, general, and administrative expenses” in the Condensed Consolidated Statement of Comprehensive Loss.

Unaudited Supplemental Pro Forma Information

Unaudited supplemental information on a pro forma basis, presented as if the acquisitions completed during the period from January 1, 2020 to December 4, 2020 and for the year ended December 31, 2019, had been consummated as of the beginning of the comparative prior period, is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
(in thousands, except per share data)
Total revenues	$784,840	$997,479	$2,307,999	$2,791,366
Net income (loss) attributable to stockholder of Advantage Solutions Inc.	$38,277	$24,603	$(20,447)	$(29,522)
Basic earnings per share	306,220	196,822	(163,578)	(236,176)
Diluted earnings per share	306,220	196,822	(163,578)	(236,176)

The unaudited pro forma supplemental information is based on estimates and assumptions which the Company believes are reasonable and reflects the pro forma impact of additional amortization related to the fair value of acquired intangible assets, the pro forma impact of acquisition costs which consisted of legal, advisory and due diligence fees and expenses, and the pro forma tax effect of the pro forma adjustments for the three months and the nine months ended September 30, 2020 and 2019. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been consummated during the periods for which pro forma information is presented.

4. Goodwill and Intangible Assets

Changes in goodwill for the nine months ended September 30, 2020 are as follows:

	Sales	Marketing	Total
(in thousands)
Gross carrying amount as of December 31, 2019	$2,090,340	$678,356	$2,768,696
Accumulated impairment charge(1)	(652,000)	—	(652,000)

Balance at December 31, 2019	$1,438,340	$678,356	$2,116,696

Acquisitions	24,484	13,543	38,027
Foreign exchange translation effects	(868)	—	(868)

Balance at September 30, 2020	$1,461,956	$691,899	$2,153,855

(1)

During the fiscal year ended December 31, 2018, the Company recognized a non-cash goodwill impairment charge of $652.0 million related to the Company’s sales reporting unit as a result of the Company’s annual evaluation of goodwill impairment test.

The following tables set forth information for intangible assets:

		September 30, 2020
(in thousands)	Weighted Average Useful Life	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Charges	Net Carrying Value
Finite-lived intangible assets:
Client relationships	14 years	$2,440,404	$929,243	$—	$1,511,161
Tradenames	8 years	133,232	62,306	—	70,926
Developed technology	5 years	10,160	5,481	—	4,679
Covenant not to compete	5 years	6,100	3,401	—	2,699

Total finite-lived intangible assets		2,589,896	1,000,431	—	1,589,465

Indefinite-lived intangible assets:
Tradenames		1,480,000	—	580,000	900,000

Total other intangible assets		$4,069,896	$1,000,431	$580,000	$2,489,465

		December 31, 2019
(in thousands)	Weighted Average Useful Life	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Charges	Net Carrying Value
Finite-lived intangible assets:
Client relationships	14 years	$2,408,573	$798,153	$—	$1,610,420
Tradenames	8 years	132,844	52,485	—	80,359
Developed technology	5 years	10,160	3,957	—	6,203
Covenant not to compete	5 years	6,100	2,486	—	3,614

Total finite-lived intangible assets		2,557,677	857,081	—	1,700,596

Indefinite-lived intangible assets:
Tradenames		1,480,000	—	580,000	900,000

Total other intangible assets		$4,037,677	$857,081	$580,000	$2,600,596

As of September 30, 2020, estimated future amortization expenses of the Company’s existing intangible assets are as follows:

(in thousands)
The remainder of 2020	$47,784
2021	190,783
2022	188,246
2023	184,713
2024	183,761
Thereafter	794,178

Total amortization expense	$1,589,465

5. Debt

	September 30,	December 31,
	2020	2019
(in thousands)
First lien term loans	$2,448,123	$2,467,529
Second lien term loans	760,000	760,000
Account receivable securitization facility	120,000	—
Notes payable and deferred obligations	3,360	2,053

	3,331,483	3,229,582
Less: current portion	26,170	27,655
Less: debt issuance costs	17,964	29,840

Long-term debt, net of current portion	$3,287,349	$3,172,087

Under the Credit Facilities, the Company is required to meet customary affirmative and negative covenants; including certain financial covenants relating to leverage to earnings before interest, taxes, depreciation and amortization ratios. The Company was in compliance with all of its affirmative and negative covenants under the Credit Facilities as of September 30, 2020. In addition, the Company was required to repay the principal under the First Lien Terms Loans (as such term was defined in the First Lien Credit Agreement) in the greater amount of its excess cash flow, as defined in the First Lien Credit Agreement, or $25.9 million, per annum, in quarterly payments. The Company made each of the minimum quarterly principal payments of $6.5 million and $19.4 million during the three months ended and the nine months ended September 30, 2020, respectively, and no payments under the excess cash flow calculation were required. As of September 30, 2020, the First Lien Term Loans and the Second Lien Term Loans (as defined in the Second Lien Credit Agreement) were collateralized by substantially all of the assets of the Company, excluding those assets secured by the accounts receivable securitization facility described below.

As of September 30, 2020, the Company had $2.5 billion of debt outstanding under the First Lien Term Loans and $760 million of debt outstanding under the Second Lien Term Loans with maturity dates in July 2021 and July 2022, respectively. On October 28, 2020, the Company repaid the outstanding debt under its First Lien Term Loans and Second Liens Term Loans and the Company, through its subsidiaries, entered into the New Senior Secured Credit Facilities, consisting of a $1,325.0 million New Term Loan Facility and a $400.0 million New Revolving Facility, and issued $775.0 million of Senior Secured Notes. For more information, see Note 11, Subsequent Events.

On March 11, 2020 the World Health Organization declared a novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. In response to the COVID-19 pandemic and the related containment and mitigation measures, in March 2020, the Company increased its borrowings by $80.0 million under the Revolving Credit Facility as a precautionary measure to increase its cash position, preserve financial flexibility and maintain liquidity. Subsequently in May 2020, the Company paid off the additional borrowings of $80.0 million, due to an increased cash balance available at that time.

In April 2020, the Company entered into an accounts receivable securitization facility under which accounts receivable of certain domestic subsidiaries are sold on a non-recourse basis to a special purpose entity (“SPE”), which is a bankruptcy-remote, consolidated subsidiary of the Company. Accordingly, the assets of the SPE are not available to satisfy the obligations of the Company or any of its subsidiaries. From time to time, the SPE may finance such accounts receivable with a revolving loan facility secured by a pledge of such accounts receivable. The amount of outstanding borrowings on the revolving loan facility at any one time is limited to $300.0 million. The agreement governing the accounts receivable securitization facility provides for an initial three-year term and may be extended and contains certain covenants and termination events. An occurrence of an event of default or a termination event under the accounts receivable securitization facility may give rise to the right of its counterparty to terminate this facility.

On April 27, 2020 the Company obtained $120.0 million under its AR Facility, representing the minimum funding threshold of 60.0% of the $200.0 million borrowing base. The Company guaranteed the performance of the obligations of its subsidiaries that sell and service the account receivable under the AR Facility. In accordance with the terms of the AR Facility, the Company may use the borrowings for working capital, general corporate or other purposes permitted thereunder. As of September 30, 2020, the Company was in compliance with all financial covenants under the AR Facility. On October 28, 2020, the Company repaid the $120.0 million outstanding debt under the AR Facility. See Note 11, Subsequent Events, for additional information.

On May 25, 2020, a subsidiary of the Company operating in Japan entered into two loan agreements and had aggregate principal amount of $2.8 million borrowings from a bank lender pursuant to a local government loan program. The loan bears an interest rate of 1.82% per annum with maturity date of May 27, 2029 and amounts under the loans will be repayable to the lender in monthly installments.

As of September 30, 2020, the Company’s future minimum principal payments on long-term debt were as follows:

(in thousands)
The remainder of 2020	$6,737
2021	2,441,702
2022	760,039
2023	120,043
2024	24
Thereafter	2,938

Total future minimum principal payments	$3,331,483

6. Fair Value of Financial Instruments

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of September 30, 2020, and December 31, 2019, the Company’s interest rate derivatives and forward contracts are Level 2 assets and liabilities with the related fair values based on third-party pricing service models. These models use discounted cash flows that utilize market-based forward swap curves commensurate with the terms of the underlying instruments.

As of September 30, 2020, and December 31, 2019, the contingent consideration assets and liabilities are Level 3 assets and liabilities with the related fair values based on the significant unobservable inputs and probability weightings in using the income approach.

The following table sets forth the Company’s financial assets and liabilities measured on a recurring basis at fair value, categorized by input level within the fair value hierarchy.

	September 30, 2020
(in thousands)	Fair Value	Level 1	Level 2	Level 3
Assets measured at fair value
Cash and cash equivalents	$486,396	$486,396	$—	$—
Contingent consideration related to South Africa divestiture	6,120	—	—	6,120

Total assets measured at fair value	$492,516	$486,396	$—	$6,120

Liabilities measured at fair value
Derivative financial instruments	$2,245	$—	$2,245	$—
Account receivable securitization facility	120,000	—	120,000	—
Contingent consideration	48,153	—	—	48,153

Total liabilities measured at fair value	$170,398	$—	$122,245	$48,153

	December 31, 2019
(in thousands)	Fair Value	Level 1	Level 2	Level 3
Assets measured at fair value
Cash and cash equivalents	$184,224	$184,224	$—	$—
Contingent consideration related to South Africa divestiture	6,120	—	—	6,120

Total assets measured at fair value	$190,344	$184,224	$—	$6,120

Liabilities measured at fair value
Derivative financial instruments	$3,277	$—	$3,277	$—
Contingent consideration	47,649	—	—	47,649

Total liabilities measured at fair value	$50,926	$—	$3,277	$47,649

The carrying amounts of “Cash and cash equivalents”, “Accounts receivable”, and “Accounts payable” approximate fair value due to the short-term maturities of these financial instruments in the Condensed Consolidated Balance Sheets.

The following table sets forth the carrying values and fair values of the Company’s financial liabilities measured on a recurring basis, categorized by input level within the fair value hierarchy:

(in thousands)	Carrying Value	Fair Value (Level 2)
Balance at September 30, 2020
First lien term loans	$2,448,123	$2,371,938
Second lien term loans	760,000	721,088
Account receivable securitization facility	120,000	120,000
Notes payable and deferred obligations	3,360	3,360

Total long-term debt	$3,331,483	$3,216,386

(in thousands)	Carrying Value	Fair Value (Level 2)
Balance at December 31, 2019
First lien term loans	$2,467,529	$2,413,663
Second lien term loans	760,000	733,526
Notes payable and deferred obligations	2,053	1,872

Total long-term debt	$3,229,582	$3,149,061

The guidance in ASC 825, Financial Instruments, provides a fair value option election that allows entities to make an irrevocable election of fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis and must be applied to an entire instrument and is irrevocable once elected.

The Company has elected the fair value option for its accounts receivable securitization facility under which accounts receivable of certain domestic subsidiaries are sold on a non-recourse basis to a special purpose entity (“SPE”), which is a bankruptcy-remote, consolidated subsidiary of the Company. Accordingly, the assets of the SPE are not available to satisfy the obligations of the Company or any of its subsidiaries. The fair value election for accounts receivable securitization facility were made to align with any changes in fair value to the underlying revolving sales of accounts receivable pursuant to the arrangement. In determining the fair value of the assets and liabilities of the accounts receivable securitization facility, we maximize the use of observable inputs over unobservable inputs. Fair value is calculated in accordance with the market approach, utilizing market consensus pricing models with quoted prices that are directly or indirectly observable, or “Level 2 Inputs”.

Interest Rate Cap Agreements

As of September 30, 2020 and December 31, 2019, the Company had interest rate cap contracts on $1.5 billion of notional value of principal from various financial institutions, with a maturity date of January 24, 2022 to manage the Company’s exposure to interest rate movements on variable rate credit facilities when three-months LIBOR on term loans exceeds caps ranging from 3.25% to 3.5%. As of September 30, 2020 and December 31, 2019, the aggregate fair value of the Company’s outstanding interest rate caps represented an outstanding net liability of $2.2 million and $3.3 million, respectively.

As of September 30, 2020, $1.0 million and $1.3 million of the Company’s fair value of outstanding interest rate caps were included in “Other accrued expenses” and “Other long-term liabilities” in the Condensed Consolidated Balance Sheets, respectively, with changes in fair value recognized as a component of “Interest expense, net” in the Condensed Consolidated Statements of Comprehensive Loss. As of December 31, 2019, $1.0 million and $2.3 million of the Company’s fair value of outstanding interest rate caps were included in “Other accrued expenses” and “Other long-term liabilities” in the Consolidated Balance Sheets, respectively, with changes in fair value recognized as a component of “Interest expense, net” in the Consolidated Statements of Comprehensive (Loss) Income.

Interest expense related to changes in the fair value of its derivative instruments was not material for the three months ended September 30, 2020. During the three months ended September 30, 2019, the Company recorded interest expense in the amount of $0.1 million, related to changes in the fair value of its derivative instruments.

During the nine months ended September 30, 2020 and 2019, the Company recorded interest expense in the amount of $0.1 million and $2.5 million, related to changes in the fair value of its derivative instruments, respectively.

Forward Contracts

As of September 30, 2020, the Company had three open Euro forward contracts to hedge foreign currency exposure on a total of €2.6 million, with maturities in fiscal year 2020. As of December 31, 2019, the Company had no open Euro forward contracts.

During the three months ended September 30, 2020 and 2019, the Company recognized a gain of $0.4 million and a loss of $0.5 million, respectively, related to changes in fair value of the forward contracts as a component of “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Loss.

During the nine months ended September 30, 2020 and 2019, the Company recognized a gain of $0.5 million and a loss of $0.5 million, respectively, related to changes in fair value of the forward contracts as a component of “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Loss.

Contingent Consideration related to South Africa divestiture

Each reporting period, the Company measures the fair value of its contingent receivables by evaluating the significant unobservable inputs and probability weightings using Monte Carlo simulations. Any resulting decreases or increases in the fair value result in a corresponding gain or loss reported in “Selling, general, and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Loss. Changes to the contingent consideration related to South Africa divestiture during the three months and the nine months ended September 30, 2020 were not material.

Contingent Consideration Liabilities

Each reporting period, the Company measures the fair value of its contingent liabilities by evaluating the significant unobservable inputs and probability weightings using Monte Carlo simulations. Any resulting decreases or increases in the fair value result in a corresponding gain or loss reported in “Selling, general, and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Loss.

As of September 30, 2020, the maximum potential payment outcomes were $302.4 million. The following table summarizes the changes in the carrying value of estimated contingent consideration liabilities:

	Nine Months Ended September 30,
(in thousands)	2020	2019
Beginning of the period	$47,649	$85,977
Fair value of acquisitions	17,210	—
Payments	(14,074)	(46,485)
Note issuance for settlements	(6,194)	—
Changes in fair value	4,162	7,779
Foreign exchange translation effects	(600)	(1,188)

End of the period	$48,153	$46,083

7. Related Party Transactions

Overlapping Directors

Until February 2, 2020, a member of the board of directors of the Company’s sole stockholder at that time, Karman Topco L.P. (“Topco”) served as a member of the board of directors for a holding company of a client. The Company recognized revenues of zero and $3.9 million from this client during the three months and nine months ended September 30, 2020, respectively. During the three months and nine months ended September 30, 2019, the Company recognized revenues of $10.7 million and $31.7 million, respectively, from the same client of the Company, of which the member of the client’s holding company’s board of directors also served as members of the board of directors of Topco. Accounts receivable from this client were zero and $7.0 million as of September 30, 2020 and December 31, 2019, respectively.

During the three months and nine months ended September 30, 2020 and 2019, the Company recognized revenues from another client of the Company, of which a member of the board of directors of the client of the Company also serves as a member of the board of directors of Topco. During the three months ended September 30, 2020 and 2019, the Company recognized revenues of $5.8 million and $2.1 million, respectively, and during the nine months ended September 30, 2020 and 2019, the Company recognized revenues of $14.9 million and $2.2 million, respectively, from this client. Accounts receivable from this client was $1.9 million and $0.1 million as of September 30, 2020 and December 31, 2019, respectively.

Investment in Unconsolidated Affiliates

During the three months ended September 30, 2020 and 2019, the Company recognized revenues of $3.1 million and $5.5 million, respectively, from the parent company of an investment. During the nine months ended September 30, 2020 and 2019, the Company recognized revenues of $10.5 million and $16.3 million, respectively, from the parent company of an investment. Accounts receivable from this client were $2.0 million and $2.2 million as of September 30, 2020 and December 31, 2019, respectively.

8. Income Taxes

The Company’s effective income tax rates were 9.0% and (21.1)% for the three months ended September 30, 2020 and 2019, respectively. The fluctuation in the effective rates during the three months ended September 30, 2020 and 2019 is caused by variations in the Company’s estimated annual effective tax rate from the respective previous quarters as well as changes in the income (loss) before income taxes in those periods.

The Company’s effective income tax rates were 27.6% and 11.0% for the nine months ended September 30, 2020 and 2019, respectively. The fluctuation in the effective rates during the nine months ended September 30, 2020 and 2019 is primarily due to changes in the mix of loss before income taxes in the U.S. and foreign countries and a reduction in tax expense in the current year due to differences in final Tax Cuts and Jobs Act regulations with respect to Global Intangible Low-taxed Income and foreign taxes which were partially offset by the tax effects of fair value adjustment of contingent consideration from stock acquisitions in the prior year. The effective rate for the nine months ended September 30, 2020 and 2019 also varied from the federal statutory rate of 21.0% primarily due to the impact of state income taxes, foreign earnings taxed at lower rates, non-deductible book expenses, and tax credits.

The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), signed into law on March 27, 2020, has resulted in significant changes to the U.S. federal corporate tax law. The CARES Act permits employers to defer the payments of the employer share of social security taxes due for the period beginning March 27, 2020 and ending December 31, 2020. Of the amounts deferred, 50% are required to be paid by December 31, 2021 and the remaining 50% are required to be paid by December 31, 2022. The Company began deferring payment of the employer share of the security taxes in April 2020. As of September 30, 2020, the Company had deferred $30.8 million of such taxes, which are classified as Other long-term liabilities in the condensed consolidated balance sheets.

The Company expects to defer its share of such taxes through December 31, 2020.

9. Segments

The Company’s operations are organized into two reportable segments: sales and marketing. The operating segments reported below are the segments of the Company for which separate financial information is available and for which segment results are evaluated regularly by the chief operating decision maker (the chief executive officer) in deciding how to allocate resources and in assessing performance. Through the Company’s sales segment, the Company serves as a strategic intermediary between consumer goods manufacturers and retailer partners and performs critical merchandizing services on behalf of both consumer goods manufacturers and retail partners. Through the Company’s marketing segment, the Company develops and executes marketing programs for manufacturers and retailers. These reportable segments are organized by the types of services provided, similar economic characteristics, and how the Company manages its business. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; therefore, no additional information is produced or included herein. The Company and its chief operating decision maker evaluate performance based on revenues and operating income.

(in thousands)	Sales	Marketing	Total
Three Months Ended September 30, 2020
Revenues	$542,062	$242,283	$784,345
Depreciation and amortization	$41,978	$16,578	$58,556
Operating income	$60,205	$28,366	$88,571
Three Months Ended September 30, 2019
Revenues	$503,335	$478,347	$981,682
Depreciation and amortization	$40,273	$17,599	$57,872
Operating income	$48,077	$28,448	$76,525

(in thousands)	Sales	Marketing	Total
Nine Months Ended September 30, 2020
Revenues	$1,510,099	$795,185	$2,305,284
Depreciation and amortization	$127,319	$50,194	$177,513
Operating income (loss)	$95,420	$24,592	$120,012
Nine Months Ended September 30, 2019
Revenues	$1,434,868	$1,337,319	$2,772,187
Depreciation and amortization	$120,760	$53,664	$174,424
Operating income	$87,673	$51,963	$139,636

Revenues and long-lived assets by services provided in geographic region are as follows:

	Three Months Ended
(in thousands)	September 30, 2020	September 30, 2019
Revenues
North America	$696,258	$865,144
International	88,087	116,538

Total revenues	$784,345	$981,682

	Nine Months Ended
(in thousands)	September 30, 2020	September 30, 2019
Revenues
North America	$2,043,241	$2,439,164
International	262,043	333,023

Total revenues	$2,305,284	$2,772,187

(in thousands)	September 30, 2020	December 31, 2019
Long-Lived Assets
North America	$78,563	$107,940
International	6,506	6,750

Total long-lived assets	$85,069	$114,690

The classification “North America” is primarily comprised of the Company’s U.S. and Canadian operations and the classification “International” primarily includes the Company’s operation in the U.K., Germany, the Netherlands and Japan.

Revenues by location of services provided in the U.S. were $667.2 million and $811.7 million, during the three months ended September 30, 2020 and 2019, respectively.

Revenues by location of services provided in the U.S. were $1.9 billion and $2.3 billion, during the nine months ended September 30, 2020 and 2019, respectively.

10. Commitments and Contingencies

Litigation

The Company is involved in various legal matters that arise in the ordinary course of its business. Some of these legal matters purport or may be determined to be class and/or representative actions, or seek substantial damages, or penalties. The Company has accrued amounts in connection with certain legal matters, including with respect to certain of the matters described below. There can be no assurance, however, that these accruals will be sufficient to cover such matters or other legal matters or that such matters or other legal matters will not materially or adversely affect the Company’s business, financial position, or results of operations.

Employment Matters

The Company has also been involved in various litigation, including purported class or representative actions with respect to matters arising under the California Labor Code and Private Attorneys General Act. The Company has retained outside counsel to represent it in these matters and is vigorously defending its interests.

Legal Matters Related to Take 5

USAO and FBI Voluntary Disclosure and Investigation Related to Take 5

The Company voluntarily disclosed to the United States Attorney’s Office and the Federal Bureau of Investigation certain misconduct occurring at Take 5, a line of business that the Company closed in July 2019. The Company intends to cooperate in this and any other governmental investigations that may arise in connection with the Take 5 Matter. At this time, the Company cannot predict the ultimate outcome of any investigation related to the Take 5 Matter and is unable to estimate the potential impact such an investigation may have on the Company.

Arbitration Proceedings Related to Take 5

In August 2019, as a result of the Take 5 Matter, the Company provided a written indemnification claim notice to the sellers of Take 5 (the “Take 5 Sellers”) seeking monetary damages (including interest, fees and costs) based on allegations of breach of the asset purchase agreement (the “Take 5 APA”), as well as fraud. In September 2019, the Take 5 Sellers initiated arbitration proceedings against the Company, alleging breach of the Take 5 APA as a result of the Company’s decision to terminate the operations of the Take 5 business, and seeking monetary damages equal to all unpaid earn-out payments under the Take 5 APA (plus interest, fees and costs). The Company filed its response to the Take 5 Sellers’ claims, and asserted indemnification, fraud and other claims against the Take 5 Sellers as counterclaims and cross-claims in the arbitration proceedings. The Company is currently unable to estimate the potential impact related to these arbitration proceedings, but the Company has retained outside counsel to represent the Company in these matters and intends to vigorously pursue the Company’s interests.

Other Legal Matters Related to Take 5

The Take 5 Matter may result in additional litigation against the Company, including lawsuits from clients, or governmental investigations, which may expose the Company to potential liability in excess of the amounts being offered by the Company as refunds to Take 5 clients. The Company is currently unable to determine the amount of any potential liability, costs or expenses (above the amounts already being offered as refunds) that may result from any lawsuits or investigations associated with the Take 5 Matter or determine whether any such issues will have any future material adverse effect on the Company’s financial position, liquidity, or results of operations. Although the Company has insurance covering certain liabilities, the Company cannot assure that the insurance will be sufficient to cover any potential liability or expenses associated with the Take 5 Matter.

Surety Bonds

In the ordinary course of business, the Company is required to provide financial commitments in the form of surety bonds to third parties as a guarantee of its performance on and its compliance with certain obligations. If the Company were to fail to perform or comply with these obligations, any draws upon surety bonds issued on its behalf would then trigger the Company’s payment obligation to the surety bond issuer. The Company has outstanding surety bonds issued for its benefit of $0.5 million as of September 30, 2020 and December 31, 2019.

Lease Obligations

With respect to the Company’s right-of-use assets, which consist mainly of real estate leases for office space, beginning in mid-March in response to the COVID-19 pandemic, the Company established a global work from home policy. A significant portion of the Company’s office-based workforce temporarily transitioned to working from home and the Company commenced a plan to strategically exit certain offices during the nine months ended September 30, 2020. Based on a number of factors, the Company concluded that this strategic initiative did not result in a triggering event that would indicate that the Company’s related asset groups may not be recoverable as of September 30, 2020. In enacting the plan, the Company abandoned several office leases prior to reaching termination agreements with its landlords, and as a result, adjusted the useful life of these asset to reflect the remaining expected use. The reduction to the right-of use assets and liabilities related to these leases were $41.9 million and $40.1 million, respectively, resulting in additional lease costs of $1.8 million for the nine months ended September 30, 2020. Additionally, the Company paid $15.8 million in termination fees for the nine months ended September 30, 2020, which was recorded in “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Loss.

11. Subsequent Events

The Company has completed an evaluation of all subsequent events through December 4, 2020, the date its condensed consolidated financial statements were available to be reissued.

On September 7, 2020 the Company entered into an agreement and plan of merger (as amended, modified, supplemented or waived, the “Merger Agreement”), with Conyers Park II Acquisition Corp., now known as Advantage Solutions Inc. (“Conyers Park”), CP II Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Conyers Park (“Merger Sub”), and Karman Topco L.P., a Delaware limited partnership (“Topco”).

In September 2020 and in connection with its entry into the Merger Agreement, Conyers Park entered into subscription agreements (collectively, the “Subscription Agreements”) pursuant to which certain investors, including the CP Sponsor and participating equityholders of Topco (the “Advantage Sponsors”), agreed to purchase Common Stock at a purchase price of $10.00 per share (the “PIPE Investment”).

On October 27, 2020, Conyers Park held a special meeting of stockholders (the “Special Meeting”), at which the Conyers Park stockholders considered and adopted, among other matters, a proposal to approve the business combination, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements. Pursuant to the terms of the Merger Agreement, following the Special Meeting, on October 28, 2020 (the “Closing Date”), Merger Sub was merged with and into the Company with the Company being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). On the Closing Date, the PIPE Investment was consummated, and 85,540,000 shares of Common Stock were sold for aggregate gross proceeds of $855.4 million. Of the 85,540,000, the CP Sponsor and the Advantage Sponsors acquired 35,540,000 shares of Common Stock, and other purchasers acquired 50,000,000 shares of Common Stock.

Holders of 32,114,818 shares of Conyers Park’s Class A common stock (“Common Stock”) sold in its initial public offering properly exercised their right to have such shares redeemed for a full pro rata portion of the trust account holding the proceeds from Conyers Park’s initial public offering, calculated as of two business days prior to the consummation of the business combination, $10.06 per share, or $323.1 million in the aggregate (collectively, the “Redemptions”).

As a result of the Merger, among other things, pursuant to the Merger Agreement, Conyers Park issued to Topco, as sole stockholder of Advantage prior to the Merger, an aggregate consideration equal to (a) 203,750,000 shares of Common Stock, and (b) 5,000,000 shares of Common Stock that will remain subject to forfeiture unless and until vesting upon the achievement of a market performance condition.

After giving effect to the Transactions, the Redemptions, and the consummation of the PIPE Investment, there were currently 313,425,182 shares of Common Stock issued and outstanding as of the Closing Date. The Common Stock and outstanding warrants of Conyers Park (renamed “Advantage Solutions Inc.”) commenced trading on the Nasdaq Stock Market under the symbols “ADV” and “ADVWW”, respectively, on October 29, 2020.

As noted above, an aggregate of $323.1 million was paid from the Conyers Park’s trust account to holders in connection with the Redemption, and the remaining balance immediately prior to the closing of the Transactions of approximately $131.2 million remained in the trust account. The remaining amount in the trust account, combined with funds the New Senior Secured Credit Facilities, was used to fund the Transactions, including the entry into.

In connection with the Merger, the Company repaid and terminated the Credit Facilities, at a total cost of $86.0 million. This amount was repaid by the Company in a combination of (i) cash on hand, (ii) proceeds from the PIPE Investment, (iii) the entry by Advantage Sales & Marketing, Inc. (“ASM”), a wholly owned subsidiary of the Company, into (a) the New Revolving Credit Facility, which permits borrowing in an aggregate principal amount of up to $400.0 million, subject to borrowing base capacity, of which $100.0 million of principal amount was borrowed as of October 28, 2020, and (b) the New Credit Facility in an aggregate principal amount of $1.325 billion, and (iv) the issuance by FinCo of $775.0 million aggregate principal amount of Senior Secured Notes.

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Conyers Park will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current stockholder of the Company, Topco, having a relative majority of the voting power of the combined entity, the operations of the Company prior to the Merger comprising the only ongoing operations of the combined entity, and senior management of the Company comprising the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of the Company with the acquisition being treated as the equivalent of the Company issuing stock for the net assets of Conyers Park, accompanied by a recapitalization. The net assets of Conyers Park will be stated at historical cost, with no goodwill or other intangible assets recorded.

The following table presents the calculation of adjusted basic and diluted net income (loss) per share for the periods indicated, based on the weighted-average number of shares outstanding from January 1, 2020 through September 30, 2020, after giving effect to the Transactions, the redemption of public shares as described above, and the consummation of the PIPE Investment.

(in thousands, except share and per share data)	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Numerator:
Net income (loss) attributable to stockholder of Advantage Solutions Inc.	$35,949	$(23,163)

Denominator:
As adjusted weighted-average number of Class A common stock shares outstanding, basic and diluted	313,425,182	313,425,182

Net income (loss) per share, as adjusted	$0.11	$(0.07)

ADVANTAGE SOLUTIONS